

ANNUAL REPORT 2025



April 16, 2026

Dear AFC Shareholders,

2025 was a year of transition for AFC. We entered the year with two primary objectives: 1) reduce our exposure to underperforming credits through active portfolio management, and 2) convert from a real estate investment trust ("REIT") to a business development company ("BDC") to expand the universe of transactions AFC could invest in. I am proud to report that we accomplished both.

On the portfolio management front, from the start of 2025 through today we have received $117 million of paydowns from performing and underperforming credits. On the conversion front, we completed our transition from a REIT to a BDC effective January 1, 2026, following shareholder approval in November 2025. This conversion expands AFC's investment flexibility to pursue opportunities beyond real estate-backed cannabis loans, including a broader universe of operating businesses in the lower middle market. The AFC investment team has over 30 years of experience in direct lending outside of cannabis, with over $10 billion of direct lending transactions executed.

While we have made significant progress reducing our exposure to underperforming credits, there is still work to be done. We currently have three loans on non-accrual and are focused on receiving paydowns on those positions to redeploy that capital into performing credits that should contribute to current income. Our earnings were impacted by the underperformance of some of our legacy loans and realized losses we took on assets during the year. However, as we begin to get repaid on these underperforming loans and reinvest that capital into new performing credits, we believe we may unlock future earnings potential.

Since converting to a BDC, we have moved quickly to deploy capital into attractive opportunities in the lower middle market. In January 2026, AFC closed a $60 million senior secured credit facility to support the combination of a leading revenue recovery specialist servicing the Walmart, Target, and Amazon ecosystems with a procurement specialist focused on long-tail supplier negotiations for Fortune 1,000 clients. In February, we committed $30 million to a $60 million senior secured term loan to support the acquisition and growth of a leading healthcare benefits platform tailored toward hourly and sub-$50,000 salaried employees, which is a large and underserved segment of the workforce. These are exactly the types of deals we want to do going forward: loans to cash-flowing borrowers, backed by sponsors we like, at attractive yields. Since expanding our investable universe, our active pipeline has grown to over $1.4 billion of potential commitments under review.

As we look ahead, we are focused on three priorities: continuing to resolve and recover value from our underperforming legacy credits, deploying capital into strong lower middle market credits at attractive risk-adjusted returns, and scaling our platform as a newly converted BDC. We are pleased to have come out of the gate in 2026 on strong footing with two solid non-cannabis loans, and we believe the expanded opportunity set positions AFC well to deliver long-term value for our shareholders.

I want to thank you for your continued support as we navigate this important transition and strive to maximize value for our shareholders in 2026 and beyond.

Sincerely,

Daniel Neville
Chief Executive Officer
Advanced Flower Capital Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: <u>001-39995</u>



ADVANCED FLOWER CAPITAL INC.
(Exact name of registrant as specified in its charter)

Maryland	**85-1807125**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

477 S. Rosemary Ave., Suite 301, West Palm Beach, FL 33401
(Address of principal executive offices) (Zip Code)

(561) 510-2390
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**AFCG**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☐ | Accelerated filer | ☐ | Non-accelerated filer | ☒ | Smaller reporting company | ☐ | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to (§240.10D-1(b)). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The approximate aggregate market value of 18,067,509 shares of voting common stock held by non-affiliates of the registrant, as of June 30, 2025, based upon the last sale price reported on the Nasdaq Stock Market (the "Nasdaq") was $80,942,440. The determination of affiliate status is solely for the purpose of this report and shall not be construed as an admission for the purposes of determining affiliate status.

Class	Outstanding at February 25, 2026
Common stock, $0.01 par value per share	23,528,844

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission on or before April 30, 2026) are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE

The Company did not check the box indicating its status as a "Smaller Reporting Company" on the cover page of this Annual Report on Form 10-K due to a technical issue encountered with the SEC's EDGAR filing system at the time of submission. However, the Company qualified as a Smaller Reporting Company under applicable SEC rules for the fiscal year ended December 31, 2025 and for the purpose of reporting its results for such fiscal year, and the disclosures included in this Annual Report on Form 10-K have been prepared in accordance with the disclosure requirements applicable to Smaller Reporting Companies.

TABLE OF CONTENTS

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report"), filed by Advanced Flower Capital Inc. (the "Company," "AFC", "we," "us," and "our"), and the information incorporated by reference herein, or made in other reports, filings with the SEC, and press releases contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend such statements to be covered by the safe harbor provisions contained therein. These forward-looking statements are based on our current intent, belief, expectations and views of future events. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results or performance, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "could," "would," "will," "can," "continuing," "may," "aim," "intend," "ongoing," "plan," "predict," "potential," "should," "seeks," "likely to" or words or phrases of similar meaning. Specifically, this Annual Report includes forward-looking statements regarding (i) the conversion to a business development company ("BDC") (the "Conversion") and the other related transactions, as well as the future financial and operating results, plans, objectives, expectations and intentions of the Company, (ii) our portfolio and strategies for the growth of our lending business; (iii) our working capital, liquidity and capital requirements; (iv) potential state and federal legislative and regulatory matters; (v) our expectations and estimates regarding certain tax, legal and accounting matters, including the impact on our financial statements and/or those of our borrowers; (vi) the amount, collectability and timing of cash flows, if any, from our loans; (vii) our expected ranges of originations and repayments; (viii) estimates relating to our ability to make distributions to our shareholders in the future; and (ix) our investment strategy.

These forward-looking statements reflect management's current views about future events, and are subject to risks, uncertainties and assumptions. Our actual results may differ materially from the future results and events expressed or implied by the forward-looking statements. Key factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

- our expanded business and investment strategy;

- our ability to maintain our status as a BDC;

- our ability to maintain our status under Subchapter M of the Code of 1986, as amended (the "Code") as a regulated investment company ("RIC") and our qualification for tax treatment as a RIC;

- the ability of our Adviser (as defined below) to locate suitable loan opportunities for us and to monitor and actively manage our portfolio and implement our expanded investment strategy;

- our expectations for origination targets and repayments;

- our ability to obtain our target mix of loan and collateral types with our expected ranges of yields;

- the allocation of loan opportunities to us by our Adviser;

- our projected operating results;

- the state of the U.S. economy generally or in the specific geographic regions in which we operate, including as a result of the impact of natural disasters;

- the impact of a protracted decline in the liquidity of credit markets on our business;

- the amount, collectability and timing of our cash flows, if any, from our loans;

- our ability to obtain and maintain competitive financing arrangements;

- our ability to achieve expected leverage;

- changes in the value of our loans;

- our being subject to regulations and SEC oversight as a BDC, including limits on issuance of debt. If we fail to comply with applicable requirements, it may adversely impact our results relative to companies that are not subject to such regulations;

- losses that may arise due to the concentration of our portfolio in a limited number of loans and borrowers;

- our investment and underwriting process;

- the rates of default or recovery rates on our loans;

- the estimated growth in and evolving market dynamics of private credit, including in the cannabis market;

- changes in general economic conditions, in our industry and in the commercial finance and real estate markets;

- the demand for cannabis cultivation and processing facilities;

- shifts in public opinion and state regulation regarding cannabis;

- actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law and certain state laws;

- the degree to which our hedging strategies may or may not protect us from interest rate volatility;

- the availability of investment opportunities for us within our investment guidelines;

- changes in interest rates and impacts of such changes on our results of operations, cash flows and the market value of our loans;

- interest rate mismatches between our loans and our borrowings used to fund such loans;

- the departure of any of the executive officers or key personnel supporting and assisting us from our Adviser, Administrator (as defined below) and/or their affiliates;

- impact of and changes in governmental regulations, tax law and rates, accounting guidance, tariffs and similar matters;

- estimates relating to our ability to make distributions to our shareholders in the future;

- our understanding of our competition; and

- market trends in our industry, interest rates, real estate values, the securities markets or the general economy.

The above list of factors is not exhaustive or necessarily in order of importance.

See "Item 1A. Risk Factors" within this Annual Report on Form 10-K for further discussion of these and other risks and uncertainties which could affect our future results. These forward-looking statements apply only as of the date of this Annual Report and we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by applicable law.

PART I

Item 1. Business

The following description of the business of Advanced Flower Capital Inc. should be read in conjunction with the information included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2025.

Unless the context otherwise requires, the terms "AFC," "we," "us" or "our" refers to Advanced Flower Capital Inc.

Overview

Advanced Flower Capital Inc. is an institutional lender that was founded in July 2020 by a veteran team of investment professionals. We are a Maryland corporation and externally managed by AFC Management, LLC. Effective January 1, 2026, we elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (the "1940 Act").

During the year ended December 31, 2025, we primarily originated, structured, underwrote, invested in and managed senior secured loans and other types of mortgage loans and debt securities, with a specialization in loans to cannabis industry operators in states that have legalized medical and/or adult-use cannabis. During that period, our investment guidelines primarily related to deploying capital in attractive lending opportunities, typically secured by real estate, equipment, cash flows and license value, to (i) state law-compliant cannabis operators and ancillary cannabis companies and (ii) other public and privately held middle-market companies.

Our primary objective is to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation. During 2025, we sought to attain this objective primarily by providing loans to state law compliant cannabis companies. The loans originated during this period were primarily structured as senior loans typically secured by real estate, equipment, cash flows and the value associated with licenses (where applicable) and/or other assets of the loan parties to the extent permitted by applicable laws and the regulations governing such loan parties. Some of our cannabis-related borrowers have their equity securities listed for public trading on the Canadian Securities Exchange ("CSE") in Canada and/or over-the-counter ("OTC") in the United States.

As states continue to legalize cannabis for medical and adult-use, an increasing number of companies operating in the cannabis industry need financing. Due to the current capital constrained cannabis market, which does not typically have access to traditional bank financing, we believe we continue to be well positioned to act as a prudent financing source to cannabis industry operators given our stringent underwriting criteria, size and scale of operations and institutional infrastructure.

During the year ended December 31, 2025, the Company was managed pursuant to the terms of the Amended and Restated Management Agreement, dated January 14, 2021, by and between the Company and AFC Management, LLC (in its capacity as investment adviser under such agreement, the "Manager") (as amended from time to time, the "Management Agreement"). We commenced operations on July 31, 2020 and completed our initial public offering ("IPO") in March 2021.

We elected to be taxed as a REIT under Section 856 of the Code, commencing with our taxable year ended December 31, 2020 and ending with our taxable year ended December 31, 2025. We believe that we qualified as a REIT during that period and that our proposed method of operation enabled us to continue to qualify as a REIT until the year ended December 31, 2025. However, no assurances can be given that our beliefs or expectations were fulfilled, since qualification as a REIT depended on us satisfying numerous asset, income and distribution tests, which in turn depended, in part, on our operating results and ability to obtain financing. During that period, we also operated our business in a manner that permitted us to rely on an exemption from registration under the 1940 Act.

Our wholly-owned subsidiary, AFCG TRS1, LLC ("TRS1"), operated as a taxable REIT subsidiary (a "TRS"). TRS1 began operating in July 2021. The financial statements of TRS1 are consolidated within our consolidated financial statements.

At a meeting of the Board of Directors (the "Board") on August 12, 2025 (the "August Meeting"), the Board approved the Sixth Amendment to our then existing Management Agreement, which expanded our investment strategy during our operation as a REIT. Accordingly, under the Sixth Amendment, we expanded our investment strategy and were permitted to originate, structure, underwrite, invest in and manage senior secured mortgage loans and other types of loans and debt securities to companies ancillary to the cannabis industry as well as companies outside of the cannabis industry. Businesses ancillary to the cannabis industry may include, but are not limited to, brand developers, business services providers, and equipment and consumables providers. We believe there are also attractive lending opportunities in companies ancillary to and outside of the cannabis industry that could generate attractive risk-adjusted returns. By expanding the investment mandate, we expect to be able to diversify our exposure across industries and credit risk profiles while maintaining deal selectivity. Although the Sixth Amendment amended the prior Management Agreement, the expanded investment mandate approved by the Board was carried forward and reflected in the Company's current Advisory Agreement (as defined below).

At the August Meeting, the Board also unanimously approved a series of matters intended to facilitate the conversion (the "Conversion") of the Company from a REIT to a BDC. Among other things, the Board, including a majority of the directors who are not "interested persons" of the Company (as that term is defined under the 1940 Act) (the "Independent Directors"), approved a new, 1940 Act-compliant investment advisory agreement (the "Advisory Agreement") by and between the Company and AFC Management, LLC (in its capacity as investment adviser under the Advisory Agreement, the "Adviser"), subject to the approval of the Company's shareholders.

On September 16, 2025, the Company filed a definitive proxy statement with the U.S. Securities and Exchange Commission ("SEC") in connection with a special meeting of shareholders (the "Special Meeting") held on November 6, 2025 for the purpose of seeking shareholder approval of certain proposals required to effect the Conversion, namely shareholder approvals of (i) the Advisory Agreement and (ii) the application of reduced asset coverage requirements pursuant to Section 61(a) of the 1940 Act (enabling the Company to utilize a greater degree of leverage than would otherwise be permitted) (the "Proposals").

On November 6, 2025, at the Special Meeting, the Company's shareholders approved the Proposals, including the Advisory Agreement, which was necessary for the Company to be able to operate as a BDC under the 1940 Act.

Prior to the Conversion, we historically focused on lending to vertically integrated cannabis industry companies with significant real estate holdings in order to satisfy the regulatory requirements applicable to mortgage REITs. Given the capital-intensive nature of the industry and the limited availability of traditional bank financing, many operators did not own sufficient real estate collateral, which constrained the universe of potential borrowers under our former structure.

Effective January 1, 2026, we completed our Conversion to a BDC, ceased operating as a mortgage REIT, and became subject to the regulatory requirements applicable to BDCs under the 1940 Act. Our primary objective following the Conversion continues to be to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation. Effective January 1, 2026, the Management Agreement ceased to govern our operations, and we became managed pursuant to the Advisory Agreement and an administration agreement (the "Administration Agreement") entered into with AFC Management, LLC (in its capacity as administrator under the Administration Agreement, the "Administrator").

In addition, following the Conversion, we are no longer subject to constraints regarding real property collateral coverage and in pursuit of our investment objective may invest in a much broader universe of assets, including both real estate and non-real estate related assets, including in private and public middle-market companies that may not have sufficient real property collateral coverage to satisfy the REIT regulatory requirements. While we continue to pursue lending opportunities to cannabis operators and ancillary cannabis companies, such investments are no longer our primary focus and are evaluated alongside opportunities in other industries, subject to the requirements of the 1940 Act applicable to BDCs. This expanded mandate is expected to enhance portfolio diversification, increase investment flexibility, and support the pursuit of attractive risk-adjusted returns.

The Conversion is also expected to enable us to significantly expand our investment universe by increasing our ability to lend to ancillary cannabis businesses as well as non-real estate covered vertically integrated operators.

Our Competitive Strengths

During the year ended December 31, 2025, our investment guidelines focused on senior secured loans and other types of mortgage loans and debt securities, with a specialization in loans to cannabis industry operators in states that have legalized medical and/or adult-use cannabis. As states continue to legalize cannabis for medical and adult-use, an increasing number of companies operating in the cannabis industry required financing. Due to the capital constrained cannabis market, which historically did not typically have access to traditional bank financing, we believe we were well positioned during 2025 to act as a prudent financing source to cannabis industry operators. During the year ended December 31, 2025, some of the factors that represented competitive strengths included our experienced management team, flexible structure, compelling risk-adjusted returns, underlying collateral, leading loan origination platform in the high-growth cannabis market and significant management investments.

- *Experienced Management Team*: Our Manager administered our business activities and day-to-day operations during 2025, subject to the overall supervision of our Board of Directors (the "Board"). Our Manager's team is comprised of professionals with extensive and diverse expertise and significant finance industry experience. We believe that the length and breadth of this team's financing experience and its ability to source and execute a wide variety of loans is one of our significant competitive advantages.

- *Flexible Structure*: During 2025, we believe we operated under a more flexible funding structure, with the ability to redeploy capital more quickly than the typical REIT land ownership models and traditional lenders. Our investments during 2025 generally consisted of loans with an average maturity of two to five years with significant prepayment protections whereas certain competitors with typical REIT land ownership models have longer-term leases. The duration of our loans, as compared to the length of leases usually employed by REIT land ownership models, allows us to redeploy our capital with more flexibility as market changes occur instead of being locked in for longer periods of time. This model also allows our borrowers to retain control of their real estate assets, which is important to their businesses and allows for more flexibility regarding their capital structure.

- *Compelling Risk-Adjusted Returns*: During 2025, we sought to obtain strong risk-adjusted returns through a combination of coupons, original issue discount ("OID"), prepayment or exit fees, and other fees.

- *Underlying Collateral*: Our loans during 2025 were primarily secured by real property and certain personal property, including by the cash flows and the value associated with licenses (where applicable), equipment, and other assets to the extent permitted by applicable laws, and the regulations governing our borrowers and our operation as a REIT.

- *Leading Loan Origination Platform in High-Growth Cannabis Market with Extensive Barriers to Entry*: Through our size and scale of operations, as well as our incumbency and institutional infrastructure, we believe we operated an established lending platform serving cannabis industry operators during our REIT period. During 2025, we sought to address capital supply and demand imbalances by providing debt capital to operators.

- *Significant Management Investment.* Robyn Tannenbaum, our President and Chief Investment Officer, and her husband, Leonard M. Tannenbaum, our Chairman, together beneficially own approximately 26.6% of our common stock through direct ownership and indirectly through family office foundations and trusts as of the date of this Annual Report on Form 10-K.

Following the Conversion, many of the same factors that have in the past contributed to our performance and positioning in the marketplace are expected to continue to represent potential competitive strengths that will help enable us to execute on attractive investment opportunities, including, but not limited to our stringent underwriting criteria, size and scale of operations and institutional infrastructure, as well as the following factors:

- *Experienced Management Team; Team Continuity.* Our Adviser's team is comprised of professionals with extensive and diverse expertise and significant finance industry experience. We believe that the length and breadth of this team's financing experience, its familiarity with the Company pre- and post-Conversion, and its ability to source and execute a wide variety of loans is one of our significant competitive advantages.

- *Innovative and Complex Transactions.* A willingness to evaluate complex transactions that other capital providers are less willing to analyze;

- *Capital Stack Financing.* The ability to finance entire capital structures;

- *Flexible Structure.* The flexibility to create financing solutions that are outside of most lenders' typical "box" and are tailored to the borrower's specific needs.;

- *Due Diligence.* The analytical resources that allow us to perform due diligence quickly and commit to a term sheet and fund the investment within a short time frame; and

- *Significant Management Investment.* Mrs. Tannenbaum and her husband together own beneficially approximately 26.6% of our common stock through direct ownership and indirectly with her spouse through family office foundations and trusts as of the date of this Annual Report on Form 10-K.

Our Portfolio

For information about our investment portfolio during the year ended December 31, 2025 (our "Existing Portfolio"), see *"Management's Discussion and Analysis of Financial Condition and Results of Operations-Investment Portfolio"* and the notes to our consolidated financial statements included in this Annual Report.

Collateral Overview

During the year ended December 31, 2025, our loans were typically secured by various types of assets of our borrowers, including real property and certain personal property, such as cash flows and the value associated with licenses (where applicable), equipment, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers.

With respect to our loans to cannabis operators, we do not have liens on cannabis inventory and are generally restricted from taking ownership of state licenses by current statutory prohibitions and exchange listing standards. The documents governing our loans also include a variety of provisions intended to provide remedies against the value associated with licenses. For example, some loan documents require a grant of a security interest in all property of the entities holding licenses to the extent not prohibited by applicable law or regulations (or requiring regulatory approval), equity pledges of entities holding licenses, receivership remedies and/or other remedies to secure the value associated with the borrowers' licenses. Upon default of a loan, we may seek to sell the loan to a third party or have an affiliate or a third party work with the borrower to have the borrower sell collateral securing the loan to a third party or institute a foreclosure proceeding to have such collateral sold, in each case, to generate funds towards the payoff of the loan. While we believe that the appraised value of any real estate assets or other collateral securing our loans may impact the amount of the recovery in each such scenario, the amount of any such recovery from the sale of such real estate or other collateral may be less than the appraised value of such collateral and the sale of such collateral may not be sufficient to pay off the remaining balance on the defaulted loan. Becoming the holder of a license through foreclosure or otherwise, or the sale of a license or other realization of the value of licenses requires the approval of regulatory authorities. As of December 31, 2025, our portfolio of assets held outside of TRS1 had a weighted average real estate collateral coverage of approximately 1.0 times our aggregate committed principal amount of such loans, with the real estate collateral coverage for each of our loans measured as of the time of closing for such loan and based on various sources of data available at such time. We calculate our weighted average real estate collateral coverage by estimating the underlying value of our real estate collateral based on various objective and subjective factors, including, without limitation, third-party appraisals, total cost basis of the subject property and/or our own internal estimates.

During 2025, we could have pursued a sale of a defaulted loan if we believed that a sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. To the extent that we determine that the proceeds are more likely to be maximized through instituting a foreclosure sale or through taking title to the underlying collateral during 2025 we were subject to the rules and regulations under state law that govern foreclosure sales and Nasdaq listing standards that do not permit us to take title to real estate while it is involved in commercial sales of cannabis. In addition, the sale of the collateral securing our loans may be difficult and even for loans to cannabis operators, the collateral securing our loans may be sold to a party outside of the cannabis industry. Therefore, any appraisal-based value of our real estate and other collateral may not equal the value of such collateral if it were to be sold to a third party in a foreclosure or similar proceeding. During 2025, we could have sought to sell a defaulted loan prior to commencing a foreclosure proceeding or during a foreclosure proceeding to a purchaser that is not required to comply with Nasdaq listing standards. We believed during 2025, that a third-party purchaser that is not subject to Nasdaq listing standards may be able to realize greater value from real estate and other collateral securing our loans with respect to loans to cannabis operators. However, we can provide no assurances that a third party would buy such loans or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees. We did not own real estate as long as it was used in the commercial sale of cannabis due to current statutory prohibitions and exchange listing standards, which may delay or limit our remedies in the event that any of our borrowers default under the terms of their loans with us.

Our Loan Origination Pipeline

As of February 25, 2026, our loan origination pipeline had approximately $1.4 billion of potential commitments under review by our Adviser and its affiliates for new loans to public and privately held lower-middle-market companies, including state law-compliant cannabis operators and ancillary cannabis companies. As a whole, members of our management team and the members of our investment committee provided by our Adviser (the "Investment Committee") have sourced over $29 billion of prospective loans to lower-middle-market companies across various industries, while maintaining a robust pipeline of potentially actionable opportunities. We are in various stages of our evaluation process with respect to these loans. We identify appropriate loans from our origination pipeline based on investment criteria factors such as, among other things, the prospective borrower's financial performance, loan size, proposed sources and uses and location, at which point we may issue an indication of interest or non-binding term sheet and, if mutually agreeable, enter into a non-binding term sheet or non-binding syndication commitment letter with the prospective borrower.

We are currently completing our underwriting process and negotiating definitive loan documents for each of the potential loan investments related to our active fully-executed, non-binding term sheets and fully-executed, non-binding syndication commitment letters. The potential loans remain subject to satisfactory completion of our underwriting and due diligence processes, definitive documentation and final approval by the Investment Committee, as applicable. As a result, no assurance can be given that any of these potential loans will close on the currently contemplated terms or at all. We intend to fund these potential loans using unused borrowing capacity under our senior secured revolving credit facility (as amended from time to time, the "Revolving Credit Facility"), obtained under the Loan and Security Agreement (the "Revolving Credit Agreement") and unsecured revolving credit facility (the "TCGSL Credit Facility"), by and among the Company, as borrower, the lenders party thereto from time to time, and TCGSL LLC, as agent and lender, net proceeds of future debt or equity offerings, including existing cash and/or, depending upon the timing of closing, or net proceeds from loan repayments. We may in the future seek other or additional financing arrangements at the discretion of our Adviser, subject to approval by our Board and in accordance with applicable law. See *"Item 1. Financial Statements - Notes to Consolidated Financial Statements - Note 18. Subsequent Events"*

Our Leadership

Leonard M. Tannenbaum, our Chairman, has over 30 years of investment management experience. He has taken four other entities public and has managed several externally-managed investment vehicles with approximately $5.0 billion of assets under management in the aggregate. Daniel Neville, our Chief Executive Officer, has over 15 years of experience in finance. Prior to joining AFC in November 2023, Mr. Neville previously served as the Chief Financial Officer of Ascend Wellness Holdings, Inc. Robyn Tannenbaum, our President and Chief Investment Officer, has over 15 years of experience in finance, capital market transactions and investor relations. Brandon Hetzel, our Chief Financial Officer and Treasurer, has over 15 years of experience in accounting and finance. Management and the investment team personnel have over 30 years of experience in direct lending, with over $10 billion of direct lending transactions executed between this Company and prior firms, as well as 20 years experience managing and scaling BDCs.

Management of the Company

As of January 1, 2026, we are an externally managed, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. During the year ended December 31, 2025, prior to the Conversion, we were advised by the Manager (subsequent to the Conversion, the Manager is referred to herein as the Adviser), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and an affiliate of certain officers. The Adviser is a wholly-owned subsidiary of Castleground Holdings LLC (the "Parent Manager"). As of December 31, 2025, certain officers have ownership in the outstanding equity of the Parent Manager, including Mr. Tannenbaum, Mrs. Tannenbaum, Mr. Neville, Mr. Hetzel, Bernard Berman, a member of the Company's Investment Committee, and Gabriel Katz, Chief Legal Officer and Secretary. Our officers are employed by our Adviser and certain of our officers are members of AFC's Investment Committee. Prior to the Conversion, the Manager provided us advisory and other services pursuant to the Management Agreement. Subsequent to the Conversion, the Adviser will provide us advisory services pursuant to the Advisory Agreement and the Administrator will provide us certain administrative and operational services necessary for our operations pursuant to the Administration Agreement.

Our Adviser's team is comprised of professionals with extensive and diverse expertise and significant financing industry experience. Members of the Investment Committee of our Manager and the investment personnel provided by our Manager have approximately 50 years of combined investment management experience and are a valuable resource to us. Our Adviser, its affiliates and the members of our Investment Committee have managed several externally-managed vehicles in cannabis-related assets, as well as prior experience managing and scaling BDCs. Our Adviser's Investment Committee is comprised of Robyn Tannenbaum, Daniel Neville, Johanna White, and Bernard D. Berman.

Our Management Agreement prior to January 1, 2026

Pursuant to the Management Agreement, as amended from time to time, our Manager during the year ended December 31, 2025 managed our portfolio and our day-to-day operations, subject to the terms set forth in the Management Agreement and such further conditions as were imposed from time to time by our Board. Under the Management Agreement, our Manager had contractual responsibilities to us, including to providing us with a management team (whether our Manager's own employees or individuals for which our Manager has contracted with other parties to provide services to its clients), who will be our executive officers, and the Investment Committee.

During 2025, the Management Agreement automatically renewed annually on July 31st for successive one-year periods, unless we or our Manager elected not to renew. The Management Agreement could be terminated by us or our Manager under certain specified circumstances.

The Management Agreement provided that, upon the date on which our equity equaled or exceeded $1,000,000,000, we could have, at our election, provided our Manager with a written offer for an internalization transaction in which our Manager would have contributed all of its assets to us, or in the alternative, the equity owners of our Manager would have contributed 100% of the outstanding equity interest in our Manager to us. If the offer price of such internalization transaction had not been agreed prior to the date that is the three-month anniversary of the date on which our equity equaled or exceeded $1,000,000,000, then we would have had the right, but not the obligation, to consummate such internalization transaction, effective as of such date, at an internalization price equal to five times the sum of (i) the annual base management fee received by our Manager (the "Base Management Fee") (without giving effect to any Base Management Fee Rebate (as defined below)), (ii) the annual incentive compensation the Manager is entitled to receive (the "Incentive Compensation") and (iii) the aggregate amount of any other fees (the "Outside Fees") less the Base Management Fee Rebate, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter.

For a summary of compensation paid to our Manager for the years ended December 31, 2025 and 2024, see Note 14 to our consolidated financial statements in this Annual Report for more information.

On March 10, 2022, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was amended to, among other things, (i) update the investment guidelines to allow for (x) investments in, among other things, debt securities (including seller notes) with characteristics similar to our Target Investments (as defined in our Management Agreement) and (y) until appropriate investments in Target Investments are identified, short-term investments in, among other things, equity interests of real estate investment trusts and (ii) update the payment process for the Base Management Fee and Incentive Fee payable to our Manager to allow for a preliminary payment of such fees equal to 80-90% of the estimated quarterly installment prior to the final calculation and payment of such quarterly installments.

On November 7, 2022, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was amended to update the investment guidelines to allow for investments in (i) first lien loans secured by mortgages to businesses that are not related to the cannabis industry, (ii) the ownership of non-cannabis related real property assets and (iii) mortgage-backed securities.

On March 6, 2023, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was amended to update the investment guidelines to allow for investments in second lien loans secured by mortgages to businesses that are not related to the cannabis industry. In addition, the definition of the Investment Committee was amended to allow independent contractors to serve on the Investment Committee and to allow for a majority vote for any action taken by the Investment Committee at any time that the Investment Committee is comprised of at least four members.

On September 11, 2023, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was amended to update the investment guidelines to allow for investments in mezzanine loans to commercial real estate owners, operators and related businesses. In addition, the investment guidelines were amended such that loans and investments made in respect of (x) first lien or second lien loans secured by mortgages or mezzanine loans to commercial real estate owners, operators and related businesses, (y) the ownership of non-cannabis related commercial real estate assets, and (z) mortgage-backed securities shall not exceed 35% of the Company's assets as evaluated on a quarterly basis and determined by our Board through the independent Audit and Valuation Committee.

On February 22, 2024, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was amended to update the investment guidelines to focus on our investments in first and second lien loans, typically secured by mortgages and other security interests, to cannabis operators in states that have legalized medical and/or adult use cannabis. Therefore, the investment guidelines were amended such that loans and investments made in respect of (x) first lien or second lien loans secured by mortgages or mezzanine loans to commercial real estate owners, operators and related businesses and (y) the ownership of non-cannabis related commercial real estate assets, were removed and are no longer permitted by the investment guidelines. We and our Manager have agreed that this amendment became effective upon the completion of the Spin-Off (as defined below).

On August 12, 2025, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was updated to expand the Company's investment strategy to additionally originate, structure, underwrite, invest in and manage senior secured mortgage loans and other types of loans and debt securities to companies ancillary to the cannabis industry as well as companies outside of the cannabis industry. Businesses ancillary to the cannabis industry may include, but are not limited to, brand developers, business service providers, and equipment and consumables providers. The Company believes there are also attractive lending opportunities in companies ancillary to and outside of the cannabis industry that could generate attractive risk-adjusted returns. By expanding the investment mandate, the Company expects to be able to diversify its exposure across industries and credit risk profiles while maintaining deal selectivity.

Effective January 1, 2026, in connection with the Company's conversion to a BDC, the Management Agreement, as amended, ceased to govern the Company's operations and was replaced by the Advisory Agreement and the Administration Agreement. See "—*Our Advisory Agreement*" and "—*Our Administration Agreement*" below for a more detailed discussion of the Advisory Agreement and Administration Agreement.

Indemnification and Liability

Our Management Agreement during the year ended December 31, 2025 provided for customary indemnification of our Manager and its affiliates, and certain of our and their respective members, shareholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and Sub-Managers, as applicable. Additionally, we entered into indemnification agreements with the members of the Investment Committee provided by our Manager that provided for indemnification and advance of expenses to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. We also carried directors and officers insurance. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and standard industry practice; however, our insurance coverage may not have been sufficient to cover all of our losses. The Management Agreement also provided that our Manager, its affiliates, and any of their respective members, shareholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager (collectively, the "Manager Parties") were not liable to us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the relevant Management Agreement.

Investment Guidelines

Prior to the Conversion, we had adopted investment guidelines (the "Investment Guidelines") which required us and our Manager to abide by certain investment strategies which included, but are not limited to: (i) not making loans that would cause us to fail to qualify as a REIT, or that would have caused us to be regulated as an investment company under the 1940 Act; (ii) not making loans that would have caused us to violate any law, rule or regulation of any applicable governmental body or agency (excluding the federal prohibition under the CSA (defined below) of the cultivation, processing, sale or possession of cannabis or parts of cannabis including the sale or possession of cannabis paraphernalia, advertising the sale of cannabis, products containing cannabis or cannabis paraphernalia, or controlling or managing real estate on which cannabis is trafficked, as long as such investments are in compliance with applicable state law) or any applicable securities exchange or that would otherwise not be permitted by our governing documents; (iii) requiring the approval of the Investment Committee for all investments made by us; and (iv) until appropriate loans that align with our overall investment strategy were identified, permitting our Manager to cause us to invest our available cash in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage backed securities and corporate bonds, debt and equity interests of real estate investment trusts and other investments, subject to the requirements for our qualification as a REIT.

Our Investment Guidelines could only be amended, restated, modified, supplemented or waived pursuant to the approval of (i) a majority of our Board (which must include a majority of our independent directors) and (ii) our Manager.

Effective January 1, 2026, in connection with the Conversion, the Management Agreement ceased to govern the Company's operations and was replaced by the Advisory Agreement and Administration Agreement.

Our Advisory Agreement

Effective January 1, 2026, in connection with the Conversion, we entered into an Advisory Agreement with the Adviser, pursuant to which the Adviser serves as our investment adviser. The Advisory Agreement replaced our prior Management Agreement, as amended, which ceased to govern our operations as of that date.

Pursuant to the Advisory Agreement, the Adviser manages our investment activities and day-to-day operations, subject to the oversight of the Board and in accordance with the requirements of the 1940 Act. Under the Advisory Agreement, the Adviser is responsible for, among other things, determining the composition and allocation of our investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes; identifying, evaluating and negotiating the structure of our investments; performing due diligence on prospective portfolio companies; executing closing, servicing and monitoring our investments; determining the securities and other assets that we purchase, retain or sell; arranging financings and borrowing facilities; and providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require.

The Advisory Agreement reflects an expanded investment mandate approved by our Board, including the ability to invest in a broader range of debt and other investments than was permitted under our prior REIT structure. While we continue to pursue lending opportunities within the cannabis industry, such investments are no longer our primary focus and are evaluated alongside opportunities in other industries, including private publicly held middle-market companies and businesses ancillary to the cannabis industry, subject to the requirements of the 1940 Act as applicable to BDCs.

The Advisory Agreement was approved by our Board of Directors, including a majority of the Independent Directors, and by our shareholders at the Special Meeting held on November 6, 2025. The Advisory Agreement remains subject to the terms, conditions, and termination provisions set forth therein and to applicable requirements under the 1940 Act.

Investment Committee

During the year ended December 31, 2025, pursuant to our Management Agreement, our Manager established an Investment Committee for us, the members of which consist of employees or advisers of our Manager and/or its affiliates and which currently includes certain of our Manager's affiliates and certain of our officers. The Investment Committee has the following responsibilities: (i) reviewing loan opportunities for us presented to it by senior investment professionals of our Manager and (ii) reviewing our loan portfolios for compliance with the Investment Guidelines established pursuant to our Management Agreement at least on a quarterly basis, or more frequently as necessary. All of our loans require the approval of the Investment Committee.

Effective January 1, 2026, in connection with our Conversion to a BDC, the Investment Committee will operate in accordance with the Adviser's duties and responsibilities under our Advisory Agreement. The members of the Investment Committee are expected to remain the same following the Conversion, except that Mr. Tannenbaum resigned from the Investment Committee effective February 27, 2026, and Johanna White, Managing Director, was appointed to the Investment Committee effective February 27, 2026. The Investment Committee will continue to review and approve investments and otherwise support the Adviser in the management of our investment activities, subject to the oversight of our Board and the requirements of the 1940 Act, as amended. The structure and/or membership of our Investment Committee may change from time to time in the sole discretion of our Adviser. As of the date of this Annual Report on Form 10-K, the members of the Investment Committee consist of Mrs. Tannenbaum, Mr. Neville, Ms. White and Mr. Berman.

Our Administration Agreement

Effective January 1, 2026, in connection with our Conversion to a BDC, we entered into an administration agreement (the "Administration Agreement") with the Administrator.

Pursuant to the Administration Agreement, the Administrator performs, or oversees or arranges for the performance of, the Company's required administrative services, which include, among other things, providing us with office facilities, equipment, clerical, bookkeeping, compliance, and recordkeeping services. In addition, the Administrator conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks, and other persons in any other capacity deemed by the Administrator to be necessary and desirable. The Administrator will be responsible for the financial and other records that we are required to maintain, and under the 1940 Act, will prepare, print and disseminate reports to shareholders and reports and other materials filed with the SEC. Further, the Administrator is responsible for assisting us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We do not pay the Administrator a separate fee for the services provided by the Administrator under the Administration Agreement, so long as the Adviser (or an affiliate) continues to serve as the investment adviser to the Company. Notwithstanding the foregoing, we will reimburse the Administrator an amount equal to our allocable portion of certain expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to personnel providing finance, tax, accounting, internal audit, legal, risk management, operations, originations, marketing, investor relations, portfolio monitoring and servicing, compliance services and other non-investment personnel of the Adviser and its affiliates as reasonably determined by the Adviser to appropriately reflect the portion of time spent devoted by such personnel to our affairs, as well as the actual cost of goods and services used for us and obtained by the Administrator from entities not affiliated with us. We will also reimburse the Administrator for the reasonably allocated actual costs of administrative services performed by Administrator for our operation.

Our Administrator has entered into an Administrative Services Agreement (the "Administrative Services Agreement") with an affiliate of the Administrator and Mr. Tannenbaum and Mrs. Tannenbaum. The Administrative Services Agreement sets forth the terms on which the shared services provider provides certain administrative services, including providing personnel, office facilities, information technology and other equipment and legal, accounting, human resources, clerical, bookkeeping and record keeping services at such facilities and other services that are necessary or useful for us.

The Administration Agreement was approved by our Board of Directors, including a majority of the Independent Directors. The Administration Agreement remains subject to the terms, conditions, and termination provisions set forth therein and to applicable requirements under the 1940 Act.

Management Compensation prior to January 1, 2026

During the year ended December 31, 2025, while we operated as a REIT, our Manager managed our day-to-day affairs. The following table summarizes all of the compensation, fees and expense reimbursement that we paid to our Manager under our Management Agreement:

Type	Description	Payment
Base Management Fees	An amount equal to 0.375% of our Equity (as defined below), determined as of the last day of each quarter. The Base Management Fees are reduced by the Base Management Fee Rebate. Under no circumstances will the Base Management Fee be less than zero. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of shareholders' equity shown on our financial statements. The Base Management Fees are payable independent of the performance of our portfolio.	Quarterly in arrears in cash.
Base Management Fee Rebate	An amount equal to 50% of the aggregate amount of any other fees earned and paid to our Manager during the applicable quarter resulting from the investment advisory services and general management services rendered by our Manager to us under our Management Agreement, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager's due diligence of potential loans.	Reduces the Base Management Fees on a quarterly basis.

Incentive Compensation	An amount with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings (as defined below). No Incentive Compensation is payable with respect to any fiscal quarter unless our Core Earnings for such quarter exceed the amount equal to the product of (i) 2% and (ii) Adjusted Capital (as defined below) as of the last day of the immediately preceding fiscal quarter (such amount, the "Hurdle Amount"). The Incentive Compensation for any fiscal quarter will otherwise be calculated as the sum of (i) the product of (A) 50% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds the Hurdle Amount, but is less than or equal to 166-2/3% of the Hurdle Amount and (ii) the product of (A) 20% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds 166-2/3% of the Hurdle Amount. Such compensation is subject to Clawback Obligations (as defined below), if any.	Quarterly in arrears in cash.
Expense Reimbursement	We pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager's personnel serving as our Chief Executive Officer (except when the Chief Executive Officer serves as a member of the Investment Committee prior to the consummation of an internalization transaction of our Manager by us), General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers, based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of the Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed "investment personnel" of our Manager and its affiliates for purposes of expense reimbursement. Prior to the consummation of our IPO, we were not obligated to reimburse our Manager or its affiliates, as applicable, for any compensation paid to Mr. Tannenbaum or Mrs. Tannenbaum. For the years ended December 31, 2025 and 2024, our Manager did not seek reimbursement for our allocable share of Mr. Tannenbaum's compensation, but did seek reimbursement for our allocable share of Mrs. Tannenbaum's compensation.	Monthly in cash.

| Termination Fee | Equal to three times the sum of (i) the annual Base Management Fee and (ii) the annual Incentive Compensation, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination. Such fee shall be payable upon termination of our Management Agreement in the event that (i) we decline to renew our Management Agreement, without cause, upon 180 days prior written notice and the affirmative vote of at least two-thirds of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days' prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. | Upon specified termination in cash. |

General

Under our Management Agreement, we pay a Base Management Fee and Incentive Compensation to our Manager. Upon the consummation of our IPO, our Management Agreement was amended and restated to revise the Base Management Fee and Incentive Compensation payable to our Manager as specified below. Any compensation previously earned by our Manager for services rendered prior to the consummation of our IPO was calculated and payable pursuant to the terms of, and in accordance with, our Management Agreement as in effect prior to the consummation of our IPO. Pursuant to our Management Agreement, we were also obligated to reimburse our Manager or its affiliates for certain expenses of our Manager and its affiliates paid or incurred on our behalf. We were also able to grant equity-based awards and incentives to our Manager and other eligible awardees under our 2020 Stock Incentive Plan (the "2020 Plan") from time to time. During the years ended December 31, 2025 and 2024, our Manager earned a Base Management Fee of approximately $2.9 million and $3.6 million respectively, which was net of a Base Management Fee Rebate of approximately $0.9 million and $0.9 million, respectively. The Incentive Compensation fee payable to our Manager for the years ended December 31, 2025 and 2024 was zero and $6.8 million, respectively.

Summary Compensation and Expenses Reimbursement Table

| | Years ended December 31, | |
	2025	2024
Management fees	$ 3,782,299	$ 4,541,310
Less: outside fees earned	(854,432)	(947,969)
Base management fees	2,927,867	3,593,341
Incentive fees earned	—	6,768,480
General and administrative expenses reimbursable to Manager	2,384,000	2,880,680
Professional fees reimbursable to Manager	47,801	33,576
Total	**$ 5,359,668**	**$ 13,276,077**

Base Management Fees prior to January 1, 2026

The following describes the base management fees that were payable to our Manager under the Management Agreement.

Initially, our Manager received base management fees ("Base Management Fees") that were calculated and payable quarterly in arrears in cash, in an amount equal to 0.4375% of our Equity (as defined below), determined as of the last day of each such quarter. The Base Management Fees were to be reduced by the aggregate amount of any other fees earned and paid to our Manager during such quarter resulting from the investment advisory services and general management services rendered by it to us under our Management Agreement, including any syndication, structuring, diligence, monitoring or agency fees relating to our loans, but excluding the Incentive Compensation (as defined below). Our Management Agreement was amended and restated upon the consummation of our IPO such that the Base Management Fees now (i) amount to 0.375% of our Equity, determined as of the last day of each quarter, and (ii) will be reduced by 50% of the aggregate amount of any Outside Fees, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager's due diligence of potential loans. Under no circumstances will the Base Management Fees be less than zero. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of shareholders' equity shown on our consolidated financial statements. The Base Management Fees are payable independent of the performance of our portfolio.

For purposes of computing the Base Management Fees, "Equity" means, as of any date (i) the sum of (A) the net proceeds from all of our issuances of equity securities since our inception through such date (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (B) our retained earnings at the end of the most recently completed fiscal quarter determined in accordance with generally accepted accounting principles ("GAAP") in the United States (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (ii) (A) any amount that we have paid to repurchase our common stock since our inception through such date, (B) any unrealized gains and losses and other non-cash items that have impacted shareholders' equity as reported in our consolidated financial statements prepared in accordance with GAAP through such date; and (C) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, through such date, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors.

Incentive Compensation prior to January 1, 2026

The following describes the incentive compensation that was payable to our Manager under the Management Agreement.

In addition to the Base Management Fees, our Manager receives incentive compensation ("Incentive Compensation" or "Incentive Fees") with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings (as defined below). To the extent earned by our Manager, the Incentive Compensation will be payable to our Manager quarterly in arrears in cash.

Initially, no Incentive Compensation is payable with respect to any fiscal quarter unless our Core Earnings for such quarter exceed the amount equal to the product of (i) 1.75% and (ii) the Adjusted Capital as of the last day of the immediately preceding fiscal quarter (the "Hurdle Amount"). The Incentive Compensation for any fiscal quarter will otherwise be calculated as the sum of (i) the product (the "Catch-Up Amount") of (A) 50% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds the Hurdle Amount, but is less than or equal to 166-2/3% of the Hurdle Amount and (ii) the product (the "Excess Earnings Amount") of (A) 20% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds 166-2/3% of the Hurdle Amount. Our Management Agreement was amended and restated upon the consummation of our IPO such that the Hurdle Amount now equals the product of (i) 2% and (ii) Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

For the purposes of computing Incentive Compensation:
- "Adjusted Capital" means the sum of (i) cumulative gross proceeds generated from issuances of the shares of our capital stock (including any distribution reinvestment plan), less (ii) distributions to our investors that represent a return of capital and amounts paid for share repurchases pursuant to any share repurchase program.

- "Core Earnings" means, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. For the avoidance of doubt, Core Earnings shall not exclude under clause (iv) above, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

The calculation methodology for computing Incentive Compensation looked through any derivatives or swaps as if we owned the reference assets directly. Therefore, net interest, if any, associated with a derivative or swap (which represents the difference between (i) the interest income and fees received in respect of the reference assets of such derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) will be included in the calculation of Core Earnings for purposes of the Incentive Compensation.

Incentive Compensation Clawback

The following describes the incentive compensation clawback provisions under the Management Agreement.

Initially, once Incentive Compensation is earned and paid to our Manager, it is not refundable, notwithstanding any losses incurred by us in subsequent periods, except that if our aggregate Core Earnings for any fiscal year do not exceed the amount equal to the product of (i) 7.0% and (ii) our Adjusted Capital as of the last day of the immediately preceding fiscal year (such amount, the "Annual Hurdle Amount"), our Manager will be obligated to pay us (such obligation to pay, the "Clawback Obligation") an amount equal to the aggregate Incentive Compensation that was earned and paid to our Manager during such fiscal year (such amount, the "Clawback Amount"); *provided* that under no circumstances will the Clawback Amount be more than the amount to which the Annual Hurdle Amount exceeds our aggregate Core Earnings for the specified fiscal year. The Clawback Obligation is determined on an annual basis and any Incentive Compensation earned during a specified fiscal year will not be subject to the Clawback Obligation with respect to the Incentive Compensation earned during any prior or subsequent fiscal year.

Upon consummation of our IPO, our Management Agreement was amended and restated such that the Annual Hurdle Amount now equals the product of (i) 8.0% and (ii) our Adjusted Capital as of the last day of the immediately preceding fiscal year.

The aggregate Core Earnings, Annual Hurdle Amount, Clawback Amount and any components thereof for the initial and final fiscal years that our Management Agreement is in effect will be prorated based on the number of days during the initial and final fiscal years, respectively, that our Management Agreement is in effect, to the extent applicable.

Incentive Compensation Illustration

The following illustration sets forth a simplified graphical representation of the calculation of our quarterly Incentive Compensation in accordance with our Management Agreement without consideration to any Clawback Obligation.

Quarterly Incentive Fee on Core Earnings

Core Earnings (expressed as a percentage of Adjusted Capital as of the last day of the immediately preceding fiscal quarter)



Percentage of Core Earnings allocated to the Incentive Fee on income

Incentive Compensation Example

The following table sets forth a simplified, hypothetical example of a quarterly Incentive Compensation calculation in accordance with our Management Agreement without consideration to any Clawback Obligation. Our actual results may differ materially from the following example.

This example of a quarterly Incentive Compensation calculation assumes the following:

▪ Adjusted Capital as of the last day of the immediately preceding fiscal quarter of $100.0 million; and

▪ Core Earnings before the Incentive Compensation for the specified quarter representing a quarterly yield of 20.9% on Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

Under these assumptions, the hypothetical quarterly Incentive Compensation payable to our Manager would be $1.045 million as calculated below:

		Illustrative Amount	Calculation
1.	What are the Core Earnings?	$ 5,225,000	Assumed to be a 5.2% quarterly or 20.9% per annum return on Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100.0 million).
2.	What is the Hurdle Amount?	$ 2,000,000	The hurdle rate (2.0% quarterly or 8.0% per annum) multiplied by Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100.0 million).
3.	What is the Catch-Up Amount?	$ 666,667	The catch-up incentive rate (50.0%) multiplied by the amount that Core Earnings ($5.2 million) exceeds the Hurdle Amount ($2 million), but is less than or equal to 166-2/3% of the Hurdle Amount (approximately $3.3 million).
4.	What is the Excess Earnings Amount?	$ 378,333	The excess earnings incentive rate (20%) multiplied by the amount of Core Earnings ($5.2 million) that exceeds 166-2/3% of the Hurdle Amount (approximately $3.3 million).
5.	What is the Incentive Compensation?	$ 1,045,000	The sum of the Catch-Up Amount (approximately $666,667) and the Excess Earnings Amount (approximately $378,333).

The foregoing is solely a hypothetical example of a quarterly Incentive Compensation that we could pay to our Manager for a given fiscal quarter and is based on the simplified assumptions described above.

Non-GAAP Metrics Used in Hypothetical Example

As used in this Annual Report in respect of the Management Agreement in effect during the year ended December 31, 2025, we use hypothetical Equity, Adjusted Capital, Catch-up Amount and Excess Earnings Amount only as measures in the calculation of the financial metrics that we are required to calculate under the terms of the Management Agreement. All of the adjustments made in our calculation of these metrics are adjustments that were made in calculating our performance for purposes of the required financial metrics under the Management Agreement, and are presented in a manner consistent with the reporting of the metrics to the Manager. Additionally, the terms Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount are not defined under GAAP and are not measures of shareholder equity, capitalization, operating income or operating performance presented in accordance with GAAP. Our Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount have limitations as analytical tools, and when assessing our shareholder equity, capitalization, operating income and operating performance, you should not consider Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount in isolation, or as a substitute for shareholder equity, capitalization and operating income or other consolidated income statement data prepared in accordance with GAAP. Additionally, other companies may calculate Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount differently than we do, limiting their usefulness as comparative measures.

Further, we note that, as presented in the above table, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount are hypothetical non-GAAP financial measures and reconciliation of those numbers to the most directly comparable financial measure prepared in accordance with GAAP are not provided in this Annual Report as they are derived from our actual historical financials and are meant to serve as an illustrative tool to assist the investor in understanding how our Manager's fees would be calculated based on hypothetical assumptions pursuant to the terms of the Management Agreement.

Expense Reimbursement

During the year ended December 31, 2025, we paid all of our costs and expenses and reimburse our Manager and/or its affiliates for expenses of our Manager and/or its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimbursed our Manager and/or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, personnel of our Manager and/or its affiliates, as applicable, serving as our Chief Executive Officer (except when the Chief Executive Officer serves as a member of the Investment Committee prior to the consummation of an internalization transaction of our Manager by us), General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of the Manager and/or its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed "investment personnel" of our Manager and its affiliates for purposes of expense reimbursement. Prior to the consummation of our IPO, we were not obligated to reimburse our Manager or its affiliates, as applicable, for any compensation paid to Mr. Tannenbaum or Mrs. Tannenbaum. For the years ended December 31, 2025 and 2024, our Manager did not seek reimbursement for our allocable share of Mr. Tannenbaum's compensation, but did seek reimbursement for our allocable share of Mrs. Tannenbaum's compensation. Costs and expenses paid or incurred by the Manager on our behalf are reimbursed monthly in cash to the Manager and are made regardless of whether any cash distributions are made to our shareholders.

Grants of Equity Compensation to Our Manager

Externally managed BDCs are not permitted under the 1940 Act to issue or have outstanding restricted stock or stock options as compensation for services. Accordingly, the Company, in advance of the Conversion, accelerated or forfeited, as applicable, all awards previously issued under the 2020 Plan. Stock-based compensation expense is not expected to continue following the Conversion.

Effective January 1, 2026, in connection with our Conversion to a BDC, the Management Agreement ceased to govern our operations. Following the Conversion, our investment advisory and administrative services are provided pursuant to an Advisory Agreement and an Administration Agreement, respectively, and the compensation arrangements applicable to the Manager and the Administrator differ from those above. The fees and expense reimbursement arrangements under the Advisory Agreement and the Administration Agreement did not apply during the year ended December 31, 2025 and are described in our governing documents.

Adviser Compensation subsequent to January 1, 2026

This section describes the compensation arrangement under the Advisory Agreement that took effect as of January 1, 2026.

Under the Advisory Agreement, we will pay the Adviser a base management fee (for purposes of this section only, the "Base Management Fee") calculated at an annual rate of 1.50% of the average value of our average of gross assets at the end of the two most recently completed calendar quarters (excluding cash or cash equivalents but including assets purchased with borrowed funds) during the most recently completed calendar quarter; provided, however, that the Base Management Fee shall be reduced by 50% (or such other amount as may be required under applicable law or as a condition to any exemptive relief on which we rely) of the sum of, without duplication, the aggregate amount of any other fees earned and paid to the Adviser or its affiliates from our portfolio companies on a pro rata basis relative to our hold size in the applicable investments during such quarter arising in connection with the investment advisory services rendered by the Adviser under the Advisory Agreement or the general management services rendered by the Administrator under the Administration Agreement (such other fees, "Outside Fees"), including any agency fees relating to our investments, but excluding the incentive fees payable to the Adviser based on (i) "pre-incentive fee net investment income" in respect of the current calendar quarter and the three preceding calendar quarters and (ii) capital gains, and any diligence fees paid and earned by the Adviser and paid by third parties in connection with the Adviser's due diligence of potential investments for us; provided further, that the Base Management Fee will be calculated at an annual rate equal to 1.00% of the average value of our gross assets (excluding cash or cash equivalents but including assets purchased with borrowed funds) during the most recently completed calendar quarter that exceeds an amount equal to the product of (i) 200% and (ii) our net asset value at the end of the most recently completed calendar quarter (for purposes of this section only, the "Leverage Break Point").

Under the Advisory Agreement, we will pay the Adviser an incentive fee consisting of two parts (for purposes of this section only, the "Incentive Fees"). The first part is determined and paid quarterly based on our pre-incentive fee net investment income in respect of the current calendar quarter and the three preceding calendar quarters (or the appropriate portion thereof in the case of any of our first three calendar quarters following the effective date of the Advisory Agreement (for purposes of this section only, the "Trailing Four Quarters"), and the second part is determined and payable in arrears based on net capital gains as of the end of each calendar year or upon termination of the Advisory Agreement. For purposes of this section only, "pre-incentive fee net investment income" is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Administrator under the Administration Agreement, any interest expense and distributions paid on any issued and outstanding preferred stock, but excluding the Incentive Fees.

Pre-incentive fee net investment income will be compared to a rate equal to the product of (i) 1.5% per quarter (6.0% annualized) and (ii) the sum of our net assets at the beginning of each applicable calendar quarter comprising the relevant Trailing Four Quarters (for purposes of this section only, the "Hurdle Rate"). The Hurdle Rate will be calculated after making appropriate adjustments to our net asset value at the beginning of each applicable calendar quarter for all issuances by us of shares of common stock, including issuances pursuant to any dividend reinvestment plan, and distributions during the applicable calendar quarter. We will pay the Adviser an incentive fee based on income with respect to its pre-incentive fee net investment income as follows:

- no incentive fee based on pre-incentive fee net investment income in any calendar quarter in which our aggregate pre-incentive fee net investment income in respect of the relevant Trailing Four Quarters does not exceed the Hurdle Rate in respect of the relevant Trailing Four Quarters;

- 100% of pre-incentive fee net investment income in respect that portion of such pre-incentive fee net investment income, if any, that exceeds the Hurdle Rate but is less than 1.8182% in any calendar quarter (7.2728% annualized). For purposes of this section only, we refer to this portion of the pre-incentive fee net investment income (which exceeds the Hurdle Rate but is less than 1.8182%) as the "Catch-Up." The Catch-Up is meant to provide the Adviser with approximately 17.5% of our pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.8182% in any calendar quarter; and

- 17.5% of the pre-incentive fee net investment income in respect of the relevant Trailing Four Quarters that exceeds 1.8182% in respect of the relevant Trailing Four Quarters (7.2728% annualized), which reflects that once the Hurdle Rate is reached and the Catch-Up is achieved, 17.5% of the pre-incentive fee net investment income in respect of the relevant Trailing Four Quarters that exceeds the Catch-Up amounts is paid to the Adviser.

Under the Advisory Agreement, we will pay the Adviser an incentive fee on capital gains calculated and payable in arrears in cash as of the end of each calendar year or upon the termination of the Advisory Agreement in an amount equal to 17.5% of our realized capital gains, if any, on a cumulative basis from January 1, 2026 (the date on which we elected to be regulated as a BDC under the 1940 Act) through the end of a given calendar year or upon the termination of the Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For the purpose of computing the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly. Therefore, realized gains and realized losses on the disposition of any reference assets, as well as unrealized depreciation on reference assets retained in the derivative financial instrument or swap, will be included on a cumulative basis in the calculation of the capital gains incentive fee. With respect to investments we held at the time of the Conversion, such investments, for purposes of calculating the capital gains incentive fee, shall have a cost basis equal to the fair market value as of the date of the Conversion.

Fee Illustration

The following illustration sets forth a simplified graphical representation of the calculation of the Company's quarterly income incentive fee in accordance with the Advisory Agreement.

Percentage of pre-incentive fee net income comprising the Advisory Agreement Incentive Fees based on Income



Incentive Fees Examples

The following are examples of the application of the income-related portion of the Advisory Agreement Incentive Fees.

Alternative 1— Three Quarters under Advisory Agreement in which Pre-Incentive Fee Net Investment Income Exceeds the Hurdle Amount and Catch-up Amount

Assumptions

Stable net asset value (NAV) of $500 million across all quarters with 1.0x leverage

Hurdle Rate[1] = 1.5%

Catch-up Amount = 100% of pre-incentive fee net investment income that is greater than the hurdle amount but less than 1.8182%

Pre-incentive fee net investment income for each quarter = 5.0%[*]

No adjusted capital returns each quarter

Incentive fee for the first quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million

Hurdle Amount = Q1 NAV × 1.5% = $500 million × 0.015 = $7.5 million

Excess income amount = pre-incentive fee net investment income during the relevant period — Hurdle Amount = $12.5 million — $7.5 million = $5.0 million

Catch-up Fee Amount = 100% of pre-incentive fee net investment income that is greater than $7.5 million (the Hurdle Amount) but less than 1.8182% × Q1 NAV, or $9.091 million. This Catch-up Fee Amount equals $1.591 million

Post Catch-up Fee Amount = 17.5% of pre-incentive fee net investment income that exceeds the Catch-up Amount = 0.175 × ($12.5 million — $9.091 million) = $596,591

Catch-up Fee Amount + Post Catch-up Fee Amount = income incentive fee payment = $2.188 million

Income incentive fee previously paid during the relevant period = none

Incentive fee for the second quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million + $12.5 million = $25.0 million

Hurdle Amount = (Q1 NAV + Q2 NAV) × 1.5% = $1 billion × 0.015 = $15 million

Excess income amount = aggregate pre-incentive fee net investment income during the relevant period (e.g., Q1 and Q2) — Hurdle Amount = $25.0 million — $15.0 million = $10.0 million

Catch-up Fee Amount = 100% of pre-incentive fee net investment income that is greater than $15.0 million (the Hurdle Amount) but less than 1.8182% × (Q1 NAV + Q2 NAV), or $18.182 million. This Catch-up Fee Amount equals $3.182 million

Post Catch-up Fee Amount = 17.5% of pre-incentive fee net investment income that exceeds the Catch-up Amount = 0.175 × ($25.0 million — $18.182 million) = $1.193 million

Catch-up Fee Amount + Post Catch-up Fee Amount = income incentive fee payment = $4.375 million $2.188 million income incentive fee previously paid during the relevant period

Total income incentive fee payment for Q2 = income incentive fee payment — amount previously paid = $2.188 million

Incentive fee for third quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million + $12.5 million + $12.5 million = $37.5 million

Hurdle Amount = (Q1 NAV + Q2 NAV + Q3 NAV) × 1.5% = $1.5 billion × 0.015 = $22.5 million

Excess Income Amount = aggregate pre-incentive fee net investment income during the relevant period (e.g., Q1, Q2 and Q3) — Hurdle Amount = $37.5 million — $22.5 million = $15 million

Catch-up Fee Amount = 100% of pre-incentive fee net investment income that is greater than $22.5 million (the Hurdle Amount) but less than 1.8182% × (Q1 NAV + Q2 NAV + Q3 NAV), or $27.273 million. This Catch-up Fee Amount equals $4.773 million

Post Catch-up Fee Amount = 17.5% of pre-incentive fee net investment income that exceeds the Catch-up Amount = 0.175 × ($37.5 million — $27.273 million) = $1.790 million

Catch-up Fee Amount + Post Catch-up Fee Amount = income incentive fee payment = $6.563 million

$4.375 million income incentive fee previously paid during the relevant period

Total income incentive fee payment for Q3 = income incentive fee payment — amount previously paid = $2.188 million

Alternative 2—Three Quarters under Advisory Agreement, in which Pre-Incentive Fee Net Investment Income does not meet the Net Hurdle Amount for one Quarter

Assumptions

Stable NAV of $500 million across all quarters with 1.0x leverage

Hurdle Rate[1] = 1.5%

Catch-up Amount = 100% of pre-incentive fee net investment income that is greater than the hurdle amount but less than 1.8182%

Pre-incentive fee net investment income for Q1 = 5.0%(*)

Pre-incentive fee net investment income for Q2 = 3.0%(*)

Pre-incentive fee net investment income for Q3 = 0.0%(*)

No adjusted capital Returns each quarter

Incentive fee for the first quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million

Hurdle Amount = Q1 NAV × 1.5% = $500 million × 0.015 = $7.5 million

Excess Income Amount = pre-incentive fee net investment income during the relevant period — Hurdle Amount = $12.5 million — $7.5 million = $5.0 million

Catch-up Fee Amount = 100% of pre-incentive fee net investment income that is greater than $7.5 million (the Hurdle Amount) but less than 1.8182% × Q1 NAV, or $9.091 million. This Catch-up Fee Amount equals $1.591 million

Post Catch-up Fee Amount = 17.5% of pre-incentive fee net investment income that exceeds the Catch-up Amount = 0.175 × ($12.5 million — $9.091 million) = $596,591

Catch-up Fee Amount + Post Catch-up Fee Amount = income incentive fee payment = $2.188 million

No income incentive fee previously paid during the relevant period

Incentive fee for second quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million + $7.5 million = $20.0 million

Hurdle Amount = (Q1 NAV + Q2 NAV) × 1.5% = $1.0 billion × 0.015 = $15.0 million

Excess Income Amount = (aggregate pre-incentive fee net investment income during the relevant period (e.g., Q1 and Q2)) — Hurdle Amount — $20.0 million — $15.0 million = $5.0 million

Catch-up Fee Amount = 100% of pre-incentive fee net investment income that is greater than $15.0 million (the Hurdle Amount) but less than 1.8182% × (Q1 NAV + Q2 NAV), or $18.182 million. This Catch-up Fee Amount equals $18.182 million — $15.0 million, or $3.182 million

Post Catch-up Fee Amount = 17.5% of pre-incentive fee net investment income that exceeds the Catch-up Amount = 0.175 × ($20 million — $18.182 million) = $318,182

Catch-up Fee Amount + Post Catch-up Fee Amount = income incentive fee payment = $3.5 million

$2.188 million income incentive fee previously paid during the relevant period

Total income incentive fee payment for Q2 = income incentive fee payment — amount previously paid = $1.312 million

Incentive fee for the third quarter

Aggregate pre-incentive fee net investment income during the relevant period = $12.5 million + $7.5 million + $0.0 million = $20.0 million

Hurdle Amount = Q1 NAV + Q2 NAV + Q3 NAV × 1.5% = $1.5 billion × 0.015 = $22.5 million

Catch-up Amount = 100% of pre-incentive fee net investment income that is greater than the hurdle amount but less than 1.8182%

Aggregate pre-incentive fee net investment income < Hurdle Amount. Therefore, no income incentive fee is payable for the quarter

[1] Represents 6.0% annualized hurdle rate
* Hypothetical Pre incentive fee net investment income is comprised of investment income net of cost of debt, management fees, other expenses and before incentive fees

The Board of Directors

Overall responsibility for our oversight rests with the Board of Directors. In connection with the Conversion, we have entered into the Advisory Agreement with the Adviser, pursuant to which the Adviser will manage the Fund on a day-to-day basis, as described in detail above. The Board of Directors is responsible for overseeing the Adviser and other service providers, including the Administrator, in our operations in accordance with the provisions of the 1940 Act, our charter and bylaws and applicable provisions of state and other laws. The Adviser will keep the Board of Directors well informed as to the Adviser's activities on our behalf and our investment operations and provide the Board of Directors with additional information as the Board of Directors may, from time to time, request. The Board of Directors is currently composed of 5 members, 4 of whom are Independent Directors.

Our Growth Strategy

Our objective is to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation. During the year ended December 31, 2025, we sought to achieve this objective primarily by sourcing, underwriting, structuring and funding loans to state law compliant cannabis companies. Going forward, we will seek to achieve this objective primarily by sourcing, underwriting, structuring and funding loans to lower middle market companies across a broad range of industries.

We have drawn upon our Manager's expertise in sourcing, underwriting, structuring and funding capabilities to implement our growth strategy. For example, from January 1, 2020 to February 25, 2026, our Manager and its affiliates have had access to over $29 billion of potential loan opportunities, which we have historically focused on loans to cannabis operators. We believe we continue to be well positioned to take advantage of the capital supply and demand imbalance that exists in the cannabis market.

We provide borrowers across a broad range of industries in the lower middle market, an institutional and flexible alternative for financing. As we continue to grow our available capital, we believe we can commit to additional transactions with strong risk-adjusted returns to diversify our portfolio.

In August 2025, leading up to the Conversion, we entered into an amendment to our Management Agreement between us and our Manager. Pursuant to the amendment, the Management Agreement was updated to expand our investment strategy to additionally originate, structure, underwrite, invest in and manage senior secured mortgage loans and other types of loans and debt securities to companies ancillary to the cannabis industry as well as companies outside of the cannabis industry. Business ancillary to the cannabis industry may include, but are not limited to, brand developers, business service providers, and equipment and consumables providers. By expanding the investment mandate, we expect to be able to diversify its exposure across industries and credit risk profiles while maintaining deal selectivity.

While we have historically targeted lending to vertically integrated cannabis companies with significant real estate holdings, following the Conversion, we are no longer subject to constraints related to real property collateral coverage and in pursuit of our investment objective may invest in a much broader universe of assets, including both real estate and non-real estate related assets, including in private and public middle-market companies that may not have sufficient real property collateral coverage to satisfy REIT regulatory requirements. While we continue to pursue lending opportunities to cannabis operators and ancillary cannabis companies, such investments are no longer our primary focus and are evaluated alongside opportunities in other industries, subject to the requirements of the 1940 Act applicable to BDCs. This expanded mandate is expected to enhance portfolio diversification, increase investment flexibility, and support the pursuit of attractive risk-adjusted returns.

The Conversion is also expected to enable us to significantly expand our investment universe by increasing our ability to lend to ancillary cannabis businesses as well as non-real estate covered vertically integrated operators.

Our Adviser regularly evaluates our loans and we currently retain an independent third-party valuation firm to provide input on the valuation of assets without readily available market quotations, which our Adviser considers along with various other subjective and objective factors when making fair value determinations in its capacity as "valuation designee" pursuant to Rule 2a-5 under the 1940 Act. Prior to the Conversion, the collateral underlying our loans was located in states in the U.S. that we believed had attractive regulatory environments for companies operating in the cannabis industry, economic conditions and commercial real estate fundamentals. Following the Conversion, we are no longer subject to geographic concentration parameters with respect to the location of underlying collateral, and may originate or acquire investments secured by assets located in any jurisdiction consistent with our investment mandate

Key elements of our strategy include:
- Targeting loans for investment that typically have the following characteristics:
  - principal balance greater than $10.0 million
  - financing is often used for expansion capital, acquisitions, refinancings and recapitalizations; and
  - secured loans to cash flowing borrowers with at least one times enterprise value coverage.
- Targeting borrowers that typically have the following characteristics:
  - generate EBITDA of $5 million to $50 million;
  - operate across a diverse range of industry sectors in the United States; and
  - substantial experience in relevant sectors, either directly or through well-capitalized sponsors.
- Diversifying our financing sources with increased access to equity and debt capital, which may provide us with a lower overall cost of funding and the ability to hold larger loan sizes, among other things.

Underwriting and Investment Process

During the year ended December 31, 2025, pursuant to the Management Agreement, our Manager managed our loans and day-to-day operations, subject at all times to the further terms and conditions set forth in the Management Agreement and such further limitations or parameters as were imposed from time to time by our Board.

Our Manager employed a rigorous underwriting and investment process enables us to source, screen and ultimately provide debt capital to established cannabis industry participants in states that have legalized medical and/or adult use cannabis. Our Manager as well as our management team provided by our Manager and our Board strive to be attuned to the macro-environment and political environment as they relate to the lending and cannabis industries.

During 2025, we believe that we benefited from the Manager's, and following the Conversion expect to continue benefiting from the tested method of capital allocation and on-going investment monitoring developed by our Adviser. The primary objectives of the investment process were for it to be repeatable, dependable, and able to produce attractive risk-adjusted returns. The primary components of the investment process are as follows:

Origination	Underwriting	Investment Committee	Legal Documentation and Post-Closing
• Direct origination platform works to create enhanced yields and allows us to put in greater controls for loans in which our Adviser originates and structures	• Disciplined underwriting process leads to a highly selective approach	• Focused on managing credit risk through comprehensive investment review process	• Investment team works alongside external counsel to negotiate credit agreements and collateral liens
• Platform drives increased deal flow, which provides for improved loan selectivity	• Potential loans are screened based on four key criteria: company profile, state dynamics, regulatory matters and real estate asset considerations	• The Investment Committee must approve each loan before commitment papers are issued	• Emphasis is placed on financial covenants and limitations on actions that may be adverse to lenders
• Allows for specific portfolio construction and a focus on higher quality companies	• Other tools that we frequently use to verify data include, but are not limited to: appraisals, quality of earnings, environmental reports, site visits, construction review, anti-money laundering compliance, comparable company analyses and background checks	• Members of the Investment Committee currently include: Daniel Neville, Johanna White, Bernard D. Berman and Robyn Tannenbaum	• Portfolio is proactively managed to monitor ongoing performance, in some instances, through seats on borrowers' boards of directors or board observer rights

Our Adviser's origination team meets regularly to evaluate new loan opportunities, employing a highly collaborative approach to investing. Upon its receipt of an actionable request, our Adviser's deal team prepares a standardized memorandum (an "Early Read Memorandum") that serves as the initial recommendation to the Investment Committee with respect to initially pursuing such opportunity. This Early Read Memorandum contains key property metrics, typically including, without limitation, property characteristics, preliminary loan terms and structure. Our Adviser's origination team takes a bottom-up, enterprise value-oriented approach to underwriting, focusing on collateral valuation, multiple exit strategies and downside principal protection. The goal of our Adviser is to identify key issues and decisions early in the process, including, without limitation, issues relating to the preliminary pricing, asset quality, market, borrower or capital structure.

Our Adviser also evaluates the Early Read Memorandum prepared by the deal team to evaluate the likely financing terms, comparable market transactions and the impact of the loan on our overall portfolio construction from a diversification and return standpoint. Loans are priced based on our Adviser's view of risk and market conditions. Our Adviser confirms that the applicable pricing generates an appropriate expected return on any given loan. Key model inputs typically include: the loan's credit spread; OID and exit fees (if any); the timing and amount of future funding; the expected tenor and cost of asset-level financing; expected timing of repayments; likelihood of a loan extension past initial maturity; extension fees (if any); the cost of servicing; and an estimate of our management, general and administrative expenses. Model assumptions and pricing methodology are adjusted as needed based on prevailing market conditions, investor sentiment and activity and portfolio allocations and concentrations at the time of pricing. Returns on targets are not a reliable indicator of future performance and no guarantee or assurance is given that such returns will be achieved or that an investment will not result in losses. Target return rates are based on our good faith and reasonable assumptions. Actual events or conditions may differ materially from these assumptions, and therefore, actual returns could be substantially lower.

Election to be Regulated as a Business Development Company and Regulation as a Business Development Company

We were organized and have operated as a REIT for U.S. federal income taxes purposes during the year ended December 31, 2025. On January 1, 2026, we elected to be regulated as a BDC under Section 54(a) of the 1940 Act, and, as of that date, became subject to the provisions of the 1940 Act applicable to BDCs.

As a BDC, we are subject to Sections 55 through 65 of the 1940 Act and the rules and regulations promulgated thereunder. These provisions impose, among other things, requirements relating to portfolio composition, asset coverage, transactions with affiliates, governance, and compliance policies.

Unless otherwise noted, the following discussions related to our regulation as a BDC under the 1940 Act did not apply to us, and we were not otherwise regulated as a BDC under the 1940 Act, during the year ended December 31, 2025.

General

As a BDC, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of a majority of the outstanding voting securities, as required by the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company's voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not "interested persons", as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the BDC. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate. The portion of our portfolio invested in securities issued by investment companies ordinarily will subject our shareholders to additional expenses. Our investment portfolio is also subject to diversification requirements by virtue of our intention to qualify as a RIC for U.S. tax purposes.

As discussed in further detail below, effective January 1, 2026, as a result of obtaining approval by our Board, including a majority of the Independent Directors, and our shareholders, obtained at the special meeting of shareholders held on November 6, 2025, we must maintain an asset coverage ratio of 150%. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our directors who are not "interested persons" and, in some cases, prior approval by the SEC. As a BDC, we are limited in our ability to invest in any portfolio company in which the Adviser or any of its affiliates currently has an investment or to make any co-investments with the Adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions (see "Allocation of Investment Opportunities and Potential Conflicts of Interest—Co-Investment Relief" below for more information).

We will generally not be able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if the Board determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing shareholders, in payment of distributions and in certain other limited circumstances.

Qualifying Asset Requirements

As a BDC, we are required to invest at least 70% of our total assets in "qualifying assets," as defined in the 1940 Act. We may invest up to 30% of our portfolio opportunistically in "non-qualifying assets", which will be driven primarily through opportunities sourced through the Advisor. However, under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as "qualifying assets," unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC's total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

1. securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
   a. is organized under the laws of, and has its principal place of business in, the United States;
   b. is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
   c. satisfies either of the following:
      i. does not have any class of securities that is traded on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250.0 million market capitalization maximum; or
      ii. is controlled by a BDC or a group of companies including a BDC the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.
2. securities of any eligible portfolio company which we control;
3. securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements;
4. securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company;
5. securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities; and
6. cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

These qualifying asset requirements became applicable to us as of January 1, 2026 and did not apply to our portfolio composition during the year ended December 31, 2025.

Managerial Assistance

As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies, except where the Fund purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. The Adviser will provide such managerial assistance to portfolio companies that request this assistance. To the extent fees are paid for these services, the Fund, rather than the Adviser, will retain any fees paid for such assistance.

Temporary Investments

Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as "temporary investments," so that 70% of our assets are qualifying assets. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we may not satisfy the diversification tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

Historically, the 1940 Act has permitted BDCs to issue "senior securities," including borrowing money from banks or other financial institutions, only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. In March 2018, the Small Business Credit Availability Act, or the SBCAA, was enacted into law. The SBCAA, among other things, amended the 1940 Act to reduce the asset coverage requirements applicable to business development companies from 200% to 150% so long as the business development company meets certain disclosure requirements and obtains certain approvals.

On August 12, 2025, effective as of the effective date of the Conversion, and subject to shareholder approval, the Board approved the reduction of our asset coverage requirements in Section 61(a)(2) of the 1940 Act to 150% and recommended that our shareholders vote in favor of the proposal at the special shareholder meeting on November 6, 2025. On November 6, 2025, our shareholders approved the application of the reduced asset coverage.

While any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

The 1940 Act imposes limitations on a BDC's issuance of preferred shares, which are considered "senior securities" and thus are subject to the 150% asset coverage requirement described above. In addition, (i) preferred shares must have the same voting rights as the common shareholders (one share, one vote); and (ii) preferred shareholders must have the right, as a class, to appoint directors to the Board.

Code of Ethics

As required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, we and the Adviser have adopted codes of ethics which apply to, among others, our and the Adviser's executive officers, including our Chief Executive Officer and Chief Financial Officer, as well as the Adviser's officers, directors and employees. Our codes of ethics generally will not permit investments by our and the Adviser's personnel in securities that may be purchased or sold by us.

We hereby undertake to provide a copy of the codes to any person, without charge, upon request. Requests for a copy of the codes may be made in writing addressed to our Administrator at AFC Management, LLC, Attention: Investor Relations, or by emailing us at IR@Advancedflowercapital.com.

Compliance Policies and Procedures

We and the Adviser have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and we are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements may affect us. For example: pursuant to Rule 13a-14 under the Exchange Act, our Chief Financial Officer must certify the accuracy of the consolidated financial statements contained in our periodic reports; pursuant to Item 307 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures; pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent public accounting firm; and pursuant to Item 308 under Regulation S-K under the Securities Act and Rule

13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Proxy Voting Policies and Procedures

We have adopted the Proxy Voting Policy and Procedures set forth below, in recognition of the fact that proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to advance the best interests of our shareholders. The Adviser will seek to ensure that proxies are voted in our and our shareholders' best interests except where we may be required by law to vote proxies in the same proportion as the vote of all other shareholders (i.e., "echo vote").

The Adviser shall vote all proxies relating to securities held by us and shall use proxy voting policies and procedures adopted by the Adviser in conformance with Rule 206(4)-6 under the Advisers Act.

If (i) the Adviser knows that a vote presents a material conflict between the interests of: (a) our shareholders, and (b) the Adviser or any of affiliated persons; and (ii) the Adviser proposes to vote on the particular issue in the manner not prescribed by its proxy voting policies and procedures, then the Adviser will follow the material conflict of interest procedures set forth in the Adviser's proxy voting policies and procedures when voting such proxies.

Consistent with our delegation to the Adviser to vote proxies relating to securities held by us, the Adviser is responsible for the following:

- Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that the Adviser votes portfolio securities in the best interest of shareholders of the Company owning the portfolio securities voted.

- Providing a summary of the material changes to its proxy voting policies and procedures during the period covered by the Adviser's chief compliance officer's annual compliance report to the Board and to the our Chief Compliance Officer, and a redlined copy of such proxy voting policies and procedures as applicable.

- The Adviser's chief compliance officer shall review each applicable proxy voting policy and procedure at least annually to ensure compliance with Rule 206(4)-6 under the Adviser's Act and to confirm each appear reasonably designed to ensure that the Adviser votes portfolio securities in the best interest of shareholders which owns the portfolio securities voted, as applicable.

The Adviser may retain a third-party proxy-voting service to coordinate, collect, and maintain all proxy-related information. If the Adviser retains a third-party proxy-voting service, the Adviser will inquire with the service provider to confirm, at least annually, that any proxy votes for the Company were voted in compliance with the Proxy Policy.

You may obtain information about how we voted proxies by sending a written request for proxy voting information to our Administrator, AFC Management, LLC, at the following mailing address:

> AFC Management, LLC
> 477 S. Rosemary Ave., Suite 301
> West Palm Beach, FL 33401
> Attention: Investor Relations
> Email: IR@Advancedflowercapital.com

Allocation of Investment Opportunities and Potential Conflicts of Interest

From time to time, during the period prior to our Conversion to a BDC, we may have co-invested with other investment vehicles managed by our Manager or its affiliates, including our Manager, and their portfolio companies, including by means of splitting loans, participating in loans or other means of syndicating loans. We were not obligated to provide, nor did we provided, any financial support to the other managed investment vehicles. As such, our risk was limited to the carrying value of our investment in any such loan. As of December 31, 2025, there were two co-invested loans held by us and our affiliates.

Certain investment opportunities in loans, which were suitable for us, may also be suitable for other accounts, private funds, pooled investment vehicles or other entities managed or advised, directly or indirectly, by our Manager, Mr. Tannenbaum or Mrs. Tannenbaum, or any of their or our respective affiliates or entities in which any such person is an executive, in each case (such accounts, private funds, pooled investment vehicles and other entities, collectively, the "Ancillary Entities"), and, subject to compliance with our Manager's Conflict of Interest Policy, our related persons transaction policy, our code of business conduct and ethics and applicable regulatory considerations, our Manager during such period could allocate such loans and participate in such loans on behalf of Ancillary Entities under such allocation process as our Manager deemed reasonable under the circumstances in good faith. Additionally, subject to the foregoing policies, codes and considerations, our Manager or its affiliates, including AFC Agent LLC ("AFC Agent"), during such period served as administrative agent to the lenders under our co-investments, which as of December 31, 2025 included Private Company A and Subsidiary of Private Company G.

AFC Agent, an entity wholly-owned by Mr. and Mrs. Tannenbaum, during such period served as the administrative agent to all respective lenders under the majority of our credit facilities. We did not pay any consideration to AFC Agent for its services as administrative agent under such credit facilities, though it received fees from the borrowers under certain credit facilities.

Diamond Foundation Title LLC ("Diamond Foundation"), a title agent company in which certain directors and officers of the Company and its affiliates hold a minority ownership, may act as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments made by us, or their affiliates and related parties, and third parties. Diamond Foundation primarily focuses on transactions in rate-regulated states where the cost of tile insurance is non-negotiable. Diamond Foundation will not perform services in non-regulated states for us, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a borrower or other third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter. Diamond Foundation earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. The affiliates may receive distributions from Diamond Foundation in connection with investments made by us based on its equity interest in Diamond Foundation. In certain cases, there may be a related expense offset to us. The Company has not incurred any expense and Diamond Foundation has not received any income in connection with a loan held by the Company.

Effective January 1, 2026, in connection with our Conversion to a BDC, we became subject to the co-investment restrictions under the 1940 Act, as amended. We have filed an application with the SEC seeking exemptive relief that, if granted, would permit us to engage in certain co-investment transactions with co-filing affiliated investment vehicles. There can be no assurance that such relief will be granted on the terms requested or at all. Pending receipt of such relief, we do not expect to engage in co-investment transactions that would otherwise require exemptive relief under the 1940 Act.

Competition

During the year ended December 31, 2025, we operated in a competitive market for the origination and acquisition of attractive lending opportunities. We competed with a variety of institutional investors, including other REITs, debt funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, investment banking firms, financial institutions, private equity and hedge funds, and other entities. Some of our competitors were substantially larger and had considerably greater financial, technical and marketing resources than we do. Several of our competitors, including other REITs, have recently raised, or are expected to raise, significant amounts of capital and may have investment objectives that overlap with our investment objectives, which may create additional competition for lending and other investment opportunities. Some of our competitors may have had a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors were not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have had higher risk tolerances or different risk assessments, which allowed them to consider a wider variety of investments and establish more lending relationships than we do. Competition may have resulted in realizing fewer investments, higher prices, acceptance of greater risk, greater defaults, lower yields or a narrower spread of yields over our borrowing costs. In addition, competition for attractive investments could have delayed the investment of our capital.

In the face of this competition, we had access to our Manager's professionals and their financing industry expertise and relationships, which provided us with a competitive advantage in competing effectively for attractive investment opportunities and help us assess risks and determine appropriate pricing for certain potential investments. We also believe we had a more flexible funding structure than our competitors with typical REIT land ownership models, given our ability to redeploy funds more quickly. The duration of our loans, as compared to the length of leases usually employed by REIT land ownership models, allowed us to redeploy our capital with more flexibility as market changes occur instead of being locked in for longer periods of time. This model also allowed our borrowers to retain control of their real estate assets, which is important to their businesses and allowed for more flexibility regarding their capital structure. Although we believe our Manager's expertise and our flexible funding structure provided us with valuable competitive advantages, we may not have been able to achieve our business goals or expectations due to the competitive risks that we faced.

Following the Conversion, we compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Regulatory Environment

Our operations are subject to regulation, supervision, and licensing under various United States, state, provincial, and local statutes, ordinances and regulations. In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations relating to lending and to the cannabis industry, certain provisions of the Equal Credit Opportunity Act, the USA Patriot Act, regulations promulgated by the Office of Foreign Asset Control, and U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies. Last, because our borrowers are engaged in commercial cannabis activities in the U.S., our operations are also subject to federal and state laws relating to cannabis. We are required to comply with the applicable laws and regulations in the states in which we do business. We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") made significant structural reforms to the financial services industry. For example, pursuant to the Dodd-Frank Act, various federal agencies have promulgated, or are in the process of promulgating, regulations with respect to various issues that may affect our Company. Certain regulations have already been adopted and others remain under consideration by various governmental agencies, in some cases past the deadlines set in the Dodd-Frank Act for adoption. It is possible that regulations that will be adopted in the future will apply to us or that existing regulations that are currently not applicable to us will begin to apply to us as our business evolves.

REIT Qualification

We have made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2020. During the year ended December 31, 2025, we generally were required to distribute annually at least 90% of our net taxable income, subject to certain adjustments and excluding any net capital gain, in order for us to continue to qualify as a REIT for U.S. federal income tax purposes. To the extent that we satisfied this distribution requirement but distributed less than 100% of our net taxable income, we were subject to U.S. federal income tax on our undistributed taxable income. In addition, we were subject to a 4% nondeductible excise tax if the actual amount that we paid out to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Our qualification as a REIT also depended on our ability to meet various other requirements imposed by the Internal Revenue Code of 1986, as amended (the "Code"), which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of our assets and the sources of our income. Even while qualifying as a REIT, we were subject to certain U.S. federal excise taxes and state and local taxes on our income and assets. If we had failed to qualify as a REIT in any taxable year, we would have been subject to U.S. federal income tax at regular corporate rates, and applicable state and local taxes, and would not have been able to qualify as a REIT for the subsequent four years. Furthermore, during this period, we had a taxable REIT subsidiary ("TRS"), which when active, was subject to U.S. federal, state, and local income tax on its net taxable income.

Effective January 1, 2026, in connection with our Conversion to a BDC, the Company ceased to operate and qualify as a REIT.

1940 Act

During the year ended December 31, 2025, we were not required to be registered under the 1940 Act pursuant to Section 3(c)(5) (the "Section 3(c)(5) Exemption") of the 1940 Act.

Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

During the year ended December 31, 2025, we conducted our operations so as to be exempt from the provisions of the 1940 Act pursuant to the Section 3(c)(5) Exemption. We also conducted our operations so that any wholly owned or majority owned subsidiary did not meet the definition of an investment company or was exempt from the provisions of the 1940 Act pursuant to an exemption contained in 3(c)(1), 3(c)(5) or 3(c)(7) thereunder.

The Section 3(c)(5) Exemption is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." On the basis of no-action letters and interpretive guidance provided by the SEC and its staff, this exemption generally requires that at least 55% of an entity's assets must be comprised of qualifying assets and at least 80% of such entity's assets must be comprised of qualifying assets and real estate-related assets (and no more than 20% of such entity's assets may be comprised of non-qualifying or non-real estate-related assets). "Qualifying assets" for this purpose include, for example, certain mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as interpreted by the SEC staff in various no-action letters and other SEC interpretive guidance. Investments that do not satisfy the "qualifying asset" conditions set forth in the relevant SEC staff no-action letters and other guidance, may be classified as real estate-related or non-real estate-related assets, depending upon applicable SEC guidance, if any. During the year ended December 31, 2025, we classified our assets for purposes of our Section 3(c)(5) Exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. We were seeking during the year to maintain an exemption from registration under the 1940 Act. Thus, maintaining our exemption from registration under the 1940 Act may have hindered our ability to operate solely on the basis of maximizing profits.

Effective January 1, 2026, in connection with our Conversion to a BDC, the Company became subject to the 1940 Act and ceased to rely on the Section 3(c)(5) Exemption. Beginning with our taxable year ending December 31, 2026, we intend to elect to be treated as a RIC under Subchapter M of the Code. To maintain our qualification as a RIC, we generally must distribute 90% of our investment company taxable income each taxable year and meet certain source-of-income, asset diversification, and other requirements.

Federal Laws Applicable to the Regulated Cannabis Industry

Cannabis other than hemp (defined by the U.S. government as *Cannabis sativa L.* with a THC concentration of not more than 0.3% on a dry weight basis), is a prohibited controlled substance under U.S. federal law. The U.S. federal government regulates drugs through the Controlled Substances Act of 1970, as amended (21 U.S.C. § 801, et seq.) (the "CSA"). Although cannabis remains illegal at the federal level, all but two states now have some form of cannabis legalization, and more than half of the country's population live in states that allows for "adult use" of cannabis leading to even more widespread commercialization of cannabis by licensed entities. The legal status of cannabis at the federal level could soon change. On August 29, 2023, HHS issued a letter to the DEA recommending that cannabis be reclassified as a Schedule III controlled substance under the CSA. Following that recommendation, DOJ issued a Notice of Proposed Rulemaking (the "NPRM") proposing to reschedule cannabis, and DEA issued a notice for a hearing. On May 16, 2024, President Joe Biden announced that his administration was officially moving to reclassify cannabis from a Schedule I to a Schedule III controlled substance under the CSA. There was a 60-day public comment period, however the rule has yet to be finalized. The NPRM hearing commenced in November 2024, but the hearing is currently stayed pending an administrative interlocutory appeal. It is unclear when or if the hearing will recommence. On December 18, 2025, President Trump issued an Executive Order directing that cannabis be rescheduled from Schedule I to Schedule III. The Order directs the Attorney General to "take all necessary steps to complete the rulemaking process related to rescheduling marijuana to Schedule III of the Controlled Substances Act in the most expeditious manner." If this move is confirmed, it would be a momentous change whose full implications are currently unknown. The decision to reclassify cannabis would neither legalize nor likely eliminate current state cannabis programs. If placed under Schedule III, cannabis will remain a controlled substance and state-legal programs will continue to operate outside of federally legal channels in their distribution of the substance, particularly because no state operator holds a DEA registration to possess or distribute cannabis.

In addition to potentially reclassifying cannabis under the CSA, the federal government has made several public statements around state legalization, discussed below, that indicate a willingness to allow the state programs to continue to develop, and, further federal reforms are expected over the next several years. Consistent with that, the federal government has chosen not to interfere with the state-regulated cannabis programs and has not brought criminal enforcement against state law compliant cannabis licensees or those doing business with them for more than 10 years.

Nonetheless, the federal government could enforce U.S. drug laws against non-medical companies operating in accordance with state cannabis laws, including our borrowers, creating a climate of legal uncertainty regarding the production and sale of cannabis. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that the federal law enforcement authorities responsible for enforcing the CSA, including the U.S. Department of Justice ("DOJ") and the Drug Enforcement Agency ("DEA"), may reverse course and strictly enforce current federal law against state law compliant cannabis companies. It is uncertain whether that policy of prosecutorial discretion will continue under the new Trump administration; despite positive statements concerning cannabis during the campaign, his Attorney General and DEA Administrator appointees have not supported cannabis in the past. Therefore, federal prosecutions against state-legal entities cannot be ruled out entirely at this time.

Any change in the federal government's enforcement posture with respect to state-licensed commercialization of cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where our borrowers are located, could result in significant losses for our borrowers, and we would likely suffer losses with respect to our investment in such borrowers, which would adversely affect the trading price of our securities. For more information on regulatory risks, see "*Risk Factors—Risks Related to the Cannabis Industry and Related Regulations.*"

State Regulation of the Cannabis Industry

Forty-two states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam have legalized the commercial sale of cannabis for certain medical purposes. Twenty-four of those states, the District of Columbia, Guam, and Northern Mariana have legalized cannabis for adults for non-medical purposes as well (sometimes referred to as adult or recreational use). Two of those states have legalized forms of low-potency cannabis, for select medical conditions. In most states that have legalized cannabis in some form, the growing, processing and/or dispensing of cannabis is highly regulated and requires that the operator obtain one or more licenses in accordance with applicable state requirements. Local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, who can purchase and grow cannabis, the forms and potencies of cannabis products allowed, product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, and local municipality bans on operations and operator licensing processes. Additionally, these state regulations continue to evolve, and our borrowers will sometimes need to make changes to their businesses to comply with new legal requirements.

Because cannabis is such a highly regulated industry, we expect a significant amount of our borrower's management's time and external resources will be used to comply with the laws, regulations and guidelines that impact their business, and changes thereto, and such compliance may place a significant burden on such management and other resources of our borrowers. Complying with multiple regulatory regimes will require additional resources and may limit our borrowers' ability to expand into certain jurisdictions. Furthermore, we cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be materially adverse to the business of our borrowers, and thus materially impact our investments as well.

Human Capital

We are externally-managed and do not have any employees. Our officers also serve as officers or employees of our Adviser and/or its affiliates. Certain investment personnel also serve as investment personnel of affiliates. Our Adviser's employees and personnel have extensive financing capabilities and experience in originating, underwriting and managing real estate and cash flow financings. We believe our relationship with our Adviser provides us with an robust relationship network of cannabis industry operators as well as significant back-office personnel to assist in origination and management of loans.

Our Adviser's employees are a valuable asset to our operations, and we believe each person is an integrated member of the team and is meaningful to our continued success. Our Adviser's team meets regularly as a full team where each member is encouraged to actively participate in a wide range of topics relating to our operations.

We believe that our Adviser's ability to attract, develop, engage and retain key personnel is essential to our operations. We believe our Adviser provides a committed team of employees with substantial experience in each aspect of our operations, including cash flow and real estate lending, construction and real estate development, portfolio management, corporate finance and capital markets.

Following the Conversion, services necessary for our business will be provided by individuals who are employees of the Adviser or the Administrator, as applicable, and/or its affiliates pursuant to the terms of the Advisory Agreement and the Administration Agreement. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The investment team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation paid by the Administrator to administrative and other personnel, in accordance with the terms of the Administration Agreement described above and applicable law. Our Administrator receives certain administrative services, including personnel, legal, accounting, human resources, clerical, bookkeeping and record keeping services from an affiliate of the Administrator.

Adviser Succession Plan

The members of the Adviser have delegated the management of the business and affairs of the Adviser to Mrs. Tannenbaum, as manager (the "Managing Member"). Pursuant to our Manager's operating agreement, the Managing Member will hold office until such Managing Member resigns or is removed pursuant to our Manager's operating agreement. The Managing Member shall be automatically removed as such in the event of his or her death, permanent physical or mental disability. Upon the resignation or removal of Mrs. Tannenbaum as the Managing Member, the members of our Manager will appoint Mr. Tannenbaum as the Managing Member.

Certain U.S. Federal Income Tax Consequences Applicable to Regulated Investment Companies (RICs)

In connection with the Conversion, we and our shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes. However, prior to qualifying as a RIC, we may temporarily operate as a taxable C-Corporation, and its income may be taxable at regular corporate rates. Distributions of earnings and profits while we operate as a taxable C-Corporation will be taxable to its shareholders as dividend income and generally will be eligible (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals and (ii) for the dividends received deduction in the case of corporate shareholders, in each case, subject to certain holding period and other requirements. Distributions in excess of earnings and profits will be treated as a return of shareholder's capital. To be eligible to be treated as a RIC, as discussed in greater detail below, we would be required to distribute to shareholders any earnings and profits that remained undistributed from any year in which it did not qualify as a RIC, including from the period it operated as a taxable C-Corporation. In addition, we may elect to recognize and pay tax on net built-in gains (i.e., the excess of the aggregate gains over aggregate losses that would have been realized if we had sold its assets), if any, on the last day of its last tax year as a C-Corporation before it intends to qualify to be taxed as a RIC. The actual tax impact of operating as a taxable C-Corporation will depend on the circumstances following the Conversion.

As a RIC, we generally would not be subject to U.S. federal income tax on taxable income that is distributed to our shareholders, so long as it maintains qualification as a RIC by complying with a number of organizational and operational requirements, including sources of income, asset diversification, and annual minimum distribution requirements.

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us following the Conversion and to an investment in shares of our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, pass-through entities (including S-corporations), pension plans and trusts, financial institutions, real estate investment trusts, RICs, persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar and financial institutions. This summary assumes that investors hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of the filing of this Annual Report and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), regarding any offering of our securities. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we were to invest in tax-exempt securities or certain other investment assets. For purposes of this discussion, a "U.S. stockholder" is a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including, for this purpose, the District of Columbia;
- a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in the Code) have the authority to control all substantive decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes; or
- an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a "Non-U.S. stockholder" is a beneficial owner of shares of our common stock that is not a U.S. stockholder or a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock. Tax matters are very complicated and the tax consequences to each stockholder of the ownership and disposition of shares of our common stock will depend on the facts of his, her or its particular situation. You should consult your own tax adviser regarding the specific tax consequences of the ownership and disposition of shares of our common stock to you, including tax reporting requirements, the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws, eligibility for the benefits of any applicable income tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code, beginning with our taxable year ended December 31, 2026. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for dividends paid (the "Annual Distribution Requirement"). Although not required for us to maintain our RIC tax status, in order to preclude the imposition of a 4% nondeductible federal excise tax imposed on RICs, we must distribute to our stockholders in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of the excess (if any) of our realized capital gains over our realized capital losses, or capital gain net income (adjusted for certain ordinary losses), generally for the one-year period ending on October 31 of the calendar year and (3) the sum of any net ordinary income plus capital gains net income for preceding years that were not distributed during such years and on which we paid no federal income tax (the "Excise Tax Avoidance Requirement"). If we qualify as a RIC and satisfy the Annual Distribution Requirement, then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (generally, net long-term capital gain in excess of net short-term capital loss) that we timely distribute (or are deemed to timely distribute) as dividends to our shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

- qualify and have in effect an election to be treated as a BDC under the 1940 Act at all times during each taxable year;
- derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income derived from an interest in a "qualified publicly traded partnership" (as defined in the Code), or other income derived with respect to our business of investing in such stock or securities (the "90% Income Test"); and
- diversify our holdings so that at the end of each quarter of the taxable year (i) at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and (ii) no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (collectively, the "Diversification Tests").

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities. For the purpose of determining whether we satisfy the 90% Income Test and the Diversification Tests described above, the character of our distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from us for U.S. federal income tax purposes, generally will be determined as if we realized these tax items directly. Further, for purposes of calculating the value of our investment in the securities of an issuer for purposes of determining the 25% requirement described above, our proper proportion of any investment in the securities of that issuer that are held by a member of our "controlled group" must be aggregated with our investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with us if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) we directly own at least 20% or more of the combined voting stock of at least one of the other corporations.

In addition, as a RIC we are subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions, we will be subject to a 4% nondeductible federal excise tax on the undistributed amount. The failure to meet U.S. federal excise tax distribution requirements will not cause us to lose our RIC status. Although we currently intend to make sufficient distributions each taxable year to satisfy the U.S. federal excise tax requirements, under certain circumstances, we may choose to retain taxable income or capital gains in excess of current year distributions into the next tax year in an amount less than what would trigger payments of federal income tax under Subchapter M of the Code. We may then be required to pay a 4% excise tax on such income or capital gains.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Any underwriting fees paid to us are not deductible. Due to these limits on deductibility of expenses and net capital losses, we may for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our stockholders even if such taxable income is greater than the net income we actually earn during those taxable years.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID accrued will be included in our investment company taxable income for the taxable year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual

Distribution Requirement or the Excise Tax Avoidance Requirement, even though we will not have received any corresponding cash amount. Furthermore, a portfolio company in which we hold equity or debt instruments may face financial difficulty that requires us to work out, modify, or otherwise restructure such equity or debt instruments. Any such restructuring could, depending upon the terms of the restructuring, cause us to incur unusable or nondeductible losses or recognize future non-cash taxable income.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections that are intended to maintain our status as a RIC and avoid a fund-level tax.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that we may recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% Income Test. In order to manage the risk that such income and fees might disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC and are unable to cure the failure, for example, by disposing of certain investments quickly or raising additional capital to prevent the loss of RIC status, we would be subject to tax on all of our taxable income at regular corporate rates (and any applicable U.S. state and local taxes). The Code provides some relief from RIC disqualification due to failures to comply with the 90% Income Test and the Diversification Tests, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Tests.

Should failure occur, not only would all our taxable income be subject to tax at regular corporate rates (as well as any applicable U.S. state and local taxes), we would not be able to deduct dividend distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, certain corporate stockholders would be eligible to claim a dividends received deduction with respect to such dividends and non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five taxable years.

Our intention to elect RIC status is independent of our prior qualification as a REIT, which applied during the year ended December 31, 2025.

Additional Information

We file with or submit to the SEC annual, quarterly, and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). This information is available on our website at *www.advancedflowercapital.com*. The information on our website is not, and shall not be deemed to be, a part of this Annual Report or incorporated into any other filings that we make with the SEC. These documents also may be accessed through the SEC's electronic data gathering, analysis and retrieval system via electronic means, including on the SEC's homepage, which can be found at *www.sec.gov*.

Item 1A.   Risk Factors

Set forth below are the risks that we believe are material to our business. Any of these risks could significantly and adversely affect our business, financial condition and results of operations. You should carefully consider the risks described below, together with the other information included in this Annual Report, including the information contained under the caption "Special Note Regarding Forward-Looking Statements".

Risk Factor Summary

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the risks set forth below. These risks include, but are not limited to, the following:

- Competition for the capital that we provide may reduce the return of our loans.

- We have limited operating history as a BDC, and may not be able to successfully transition and/or operate our business, integrate new assets and/or manage our growth or to generate sufficient revenue to make or sustain distributions to our shareholders in accordance with requirements applicable to BDCs.

- Our growth and success depends on our external manager, its key personnel and investment professionals, and its ability to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns; thus, we may experience losses if our external manager overestimates projected yields or incorrectly prices the risks of our loans or if there are any adverse changes in our relationship with our Adviser.

- Lending to companies operating in the cannabis industry involves significant risks, including the risk of strict enforcement of federal cannabis laws against our borrowers, our borrowers' inability to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, and lack of liquidity for such loans.

- Our Existing Portfolio is, and our future portfolio (i.e., our post-Conversion portfolio) may be, concentrated in a limited number of loans, which subjects us to an increased risk of significant loss if any asset declines in value or if a particular borrower fails to perform as expected.

- Our ability to grow or maintain our business depends in part on state laws pertaining to the cannabis industry. New laws that are adverse to our borrowers may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede our ability to grow our business under our current business plan and could materially adversely affect our business.

- As a debt investor, we are often not in a position to exert influence on borrowers, and the shareholders and management of such companies may make decisions that could decrease the value of loans made to such borrower.

- Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

- Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our loans.

- We may incur significant debt, and our governing documents and current credit facility contain no limit on the amount of debt we may incur.

- We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.

If any of the factors enumerated above or in "*Risk Factors*" occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Growth Strategy

Competition for the capital that we provide may reduce the return of our loans, which could adversely affect our operating results and financial condition.

We compete as an institutional lender to commercial real estate owners, operators and related businesses, with a specialization in debt financing to cannabis industry operators in states that have legalized medical and/or adult-use cannabis. An increasing number of competitors have recently entered the marketplace, and these competitors may prevent us from making attractive loans on favorable terms. We expect over time that the increasing number of competitors will likely result in yields that are lower than our current yields. Our competitors may have greater resources than we do and may be able to compete more effectively as a capital provider. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Additionally, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans, deploy more aggressive pricing and establish more relationships than us. Our competitors may also adopt loan structures similar to ours, which would decrease our competitive advantage in offering flexible loan terms. In addition, due to a number of factors (including but not limited to potentially greater clarity and/or unification of the laws and regulations governing cannabis by states and the federal government including through federal legislation or rescheduling or descheduling of cannabis, which may, in turn, encourage additional federally-chartered banks to provide their services to cannabis-related businesses), the number of entities and the amount of funds competing to provide suitable capital may increase, resulting in loans with terms less favorable to us. Moreover, we strategically benefit from the cannabis industry's currently constrained access to U.S. capital markets and if such access is broadened, including if the New York Stock Exchange (the "NYSE") and/or the Nasdaq Stock Market were to permit the listing of plant-touching cannabis companies in the U.S., the demand among U.S. cannabis companies for private equity investments and debt financings, including our target loans, may materially decrease and could result in our competing with financial institutions that we otherwise would not. Any of the foregoing may lead to a decrease in our profitability, and you may experience a lower return on your investment. Increased competition in providing capital may also preclude us from making those loans that would generate attractive returns to us.

If we are unable to successfully integrate new assets and manage our growth, our results of operations and financial condition may suffer.

We may in the future significantly increase the size and/or change the mix of our portfolio of assets. We may be unable to successfully and efficiently integrate new assets into our existing portfolio or otherwise effectively manage our assets or our growth effectively. In addition, increases in our portfolio of assets and/or changes in the mix of our assets may place significant demands on our Adviser's or Administrator's administrative, operational, asset management, financial and other resources, as applicable. Any failure to manage increases in size effectively could adversely affect our results of operations and financial condition.

We will allocate our cash on hand and the proceeds of our financing activities without input from our shareholders.

While we intend to use our cash on hand and the proceeds from our financing activities to originate and participate in commercial loans and other debt investments to companies operating in the cannabis industry, as well as equity interest in real estate investment trusts, in each case, that are consistent with our investment strategy, our shareholders will not be able to evaluate the exact manner in which our cash or the proceeds from our financing activities will be invested in the future or the economic merit of our future loans and other debt investments. As a result, we may use our cash on hand and/or the proceeds from our financing activities to invest in loans with which our shareholders may not agree. Additionally, our loans will be selected by our Adviser with input from the members of the Investment Committee, and our shareholders will not have input into such investment decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in our securities. The failure of our Adviser to apply our cash and/or the proceeds of our financing activities effectively or to find loans that meet our loan criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our shareholders, and could cause the value of our securities to decline.

Pending application of our cash on hand and the proceeds of any financing activities, we may invest such cash and proceeds in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities, corporate bonds, certain debt securities (including seller notes), equity interests of real estate investment trusts and other investments, which are consistent with our intention to qualify as a RIC. These investments would be expected to provide a lower net return than we seek to achieve from investment in our target loans and investments. We expect to reallocate any such investments into our target portfolio within specified time frames, subject to the availability of appropriate investment opportunities. Our Adviser intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Adviser's due diligence processes will uncover all relevant facts or that any investment will be successful.

We cannot assure you that (i) we will be able to enter into definitive agreements to invest in any new loans or other investments that meet our investment objectives, (ii) we will be successful in consummating any investment opportunities we identify or (iii) any of the investment we may make using our cash on hand and proceeds of any financing activities will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our business and our ability to make distributions to our shareholders.

Our loans' lack of liquidity may adversely affect our business.

Our Existing Portfolio includes, and our future loans will likely include, loans to private companies, which are less liquid than publicly traded securities. Certain of our target investments such as secured loans are also particularly illiquid due to a variety of factors, which may include a short life, potential unsuitability for securitization and greater difficulty of recovery in the event of a default or insolvency by the company to which we have provided a loan. The illiquidity of our loans may make it difficult for us to sell such loans if the need or desire arises. Further, applicable laws and regulations restricting the ownership and transferability of loans to regulated cannabis companies in conjunction with many parties not wishing to invest in cannabis businesses as a result of cannabis being federally illegal may make it difficult for us to sell or transfer such loans to third parties. In addition, many of the loans we make, to the extent they constitute securities, will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or disposition except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. As a result, we may be unable to dispose of such loans in a timely manner or at all. If we are required and able to liquidate all or a portion of our portfolio quickly, we could realize significantly less value than that which we had previously recorded for our loans and we cannot assure you that we will be able to sell our assets at a profit in the future. Further, we may face other restrictions on our ability to liquidate a loan in a company to the extent that we or our Adviser have or could be attributed as having material, non-public information regarding such company. Our ability to vary our portfolio in response to changes in economic, regulatory and other conditions or changes in our strategic plan may therefore be relatively limited, which could adversely affect our results of operations and financial condition.

Our Existing Portfolio is, and our future portfolio may be, concentrated in a limited number of loans, which subjects us to an increased risk of significant loss if any asset declines in value or if a particular borrower fails to perform as expected.

Our Existing Portfolio is, and our future portfolio (i.e., our post-Conversion portfolio) may be, concentrated in a limited number of loans in a limited number of sectors. The cannabis industry is experiencing significant consolidation, which we expect to increase, among cannabis operators. Certain of our borrowers may combine, increasing the concentration of our borrower portfolio with those consolidated operators. If a significant loan to one or more companies fails to perform as expected, including with respect to our credit facility with Subsidiary of Private Company G, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio. A consequence of this limited number of loans is that the aggregate returns we realize may be significantly adversely affected if a small number of loans perform poorly, if we need to write down the value of any one loan, if a loan is repaid prior to maturity and we are not able to promptly redeploy the proceeds and/or if an issuer is unable to obtain and maintain commercial success. While we intend to diversify our portfolio of loans as we deem prudent, we do not have fixed guidelines for diversification. As a result, we may not be able to diversify our portfolio.

AFC Agent, on our behalf and the other lenders, initiated a mortgage foreclosure proceeding in connection with the Subsidiary of Private Company G forbearance agreement that was entered into (the "2024 Subsidiary of Private Company G Forbearance Agreement" and, together with the 2023 Subsidiary of Private Company G Forbearance Agreement, the "Subsidiary of Private Company G Forbearance Agreement") over a cultivation facility owned by Subsidiary of Private Company G. We also delivered a reservation of rights letter to Subsidiary of Private Company G concerning the occurrence of events of default and forbearance defaults under the credit agreement and the 2024 Subsidiary of Private Company G Forbearance Agreement, respectively, including the failure to maintain and preserve one of Subsidiary of Private Company G's cannabis licenses and its cultivation facility and its failure to cooperate with us in the foreclosure proceeding. We believe these defaults have had, and will continue to have, a material adverse impact on Subsidiary of Private Company G's ability to operate its business and make payments under the credit agreement, which has subjected us to an increased risk of litigation and loss that will negatively affect our business, financial condition, liquidity and results of operations. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Updates to Our Loan Portfolio*" and the notes to our consolidated financial statements included in this Annual Report.

Our portfolio of loans is, and in the future may be, concentrated in certain property types or in particular industries, such as cannabis, that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. Economic and business downturns relating generally to such region or type of asset may result in defaults on a number of our loans within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our shareholders. Declining real estate values may reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens and/or the interest rates at which loans can be profitably made increases. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, forbearance, foreclosures or losses, including with respect to our credit facility with Subsidiary of Private Company G, will adversely affect both our net interest income from loans in our portfolio as well as our ability to originate/acquire/sell loans, which could have a material adverse effect on our business, financial condition and operating results.

We may lend to multiple borrowers that share a common sponsor. We do not have a limit on the amount that can be held by multiple borrowers that share the same sponsor. We may face greater credit risk to the extent a large portion of our portfolio is concentrated in loans to multiple borrowers that share the same sponsor.

Our Existing Portfolio contains loans to companies with operations that are geographically concentrated in Canada and the following US states: Arizona, California, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Pennsylvania, Utah and West Virginia, and we will be subject to social, political and economic risks of doing business in those countries and states and any other state in which we in the future have lending exposure.

Our Existing Portfolio contains loans to companies with operations that are geographically concentrated in Canada and the following US states: Arizona, California, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Pennsylvania, Utah and West Virginia. Circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

- the development and growth of applicable state cannabis markets (for example, the increase in additional dispensaries in certain states have diluted the value of the pre-existing dispensaries);

- the responsibility of complying with multiple and likely conflicting state and federal laws, including with respect to retail sale, distribution, cultivation and manufacturing of cannabis, licensing, banking, and insurance;

- unexpected changes in regulatory requirements and other laws, in particular licensing requirements;

- competition from the hemp industry, which is less heavily regulated;

- difficulties and costs of managing operations in certain locations;

- potentially adverse tax consequences;

- the impact of national, regional or state specific business cycles and economic instability; and

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve significant risks.

We primarily provide loans to established companies operating in the cannabis industry, but because the cannabis industry is relatively new and rapidly evolving, some of our loans may be with relatively new and/or small companies. Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve a number of significant risks, including, but not limited to, the following:

- these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral securing our loan, a reduction in the likelihood of us realizing a return on our loan or the need to recognize a partial or complete loss on our loan;

- they typically have shorter operating histories, narrower product lines and smaller market shares than larger and more established businesses, which tend to render them more vulnerable to competitors' actions and market conditions (including conditions in the cannabis industry), as well as general economic downturns;

- they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such borrower and, in turn, on us;

- there are a limited number of management teams in the cannabis industry that have U.S. public company experience. As a result, the management team of a borrower may not be familiar with U.S. securities laws and may have to expend time and resources becoming familiar with such laws;

- there is generally less public information about these companies. Unless publicly traded, these companies and their financial information are generally not subject to the regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed lending decision and cause us to lose money on our loans;

- they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

- there is generally less market forecast information about the cannabis industry, making it difficult for our borrowers to forecast demand. If the market does not develop as a borrower expects, it could have a material adverse effect on its business;

- we, our executive officers and directors and our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our loans to such borrowers and may, as a result, incur significant costs and expenses in connection with such litigation and/or related indemnification obligations;

- changes in laws and regulations, as well as their interpretations, may have a disproportionate adverse effect on their business, financial structure or prospects compared to those of larger and more established companies; and

- they may have difficulty accessing capital from other providers on favorable terms or at all.

For example, the loan parties to the Public Company A loans previously defaulted on certain covenants under the applicable agreements governing their real estate loan and equipment loan in which we previously held a participation. These defaults resulted from, among other things, the loan parties' failure to timely pay taxes due, incurrence of mechanic's liens and tax liens on assets, failure to notify the lenders of such failure to pay and incurrence of liens, failure to make certain principal and interest payments and pay certain fees, failure to make payment obligations owed to third party creditors and failure to enter into specified debt restructuring transactions.

In October 2022, the parent company of Public Company A, which is also a guarantor of the Public Company A loans, along with its Canadian subsidiaries ("Public Company A Affiliates"), filed for bankruptcy protection under the Companies' Creditors Arrangement Act in Canada. As of October 1, 2022, we placed our loan participations involving Public Company A on nonaccrual status. During the year ended December 31, 2023, the credit facility with Public Company A matured without repayment and we recorded a realized loss of approximately $(1.2) million relating to the Public Company A real estate loan held at fair value. During the year ended December 31, 2025, the Company deemed its equipment loan receivable with Public Company A uncollectible and wrote off the remaining balance. Based on discussions with the collateral agent, no future proceeds were expected. At the time of write-off, the equipment loan with Public Company A had an outstanding principal balance of approximately $1.8 million and amortized cost of approximately $1.8 million. Prior to the write-off, the loan receivable had a risk rating of "5" and was fully reserved for. In the second quarter of 2025, the Company wrote off $1.8 million, which was equal to the carrying value of the loan receivable, excluding the CECL Reserve at the time the loan was written off.

We have currently foreclosed, and may need to in the future, on loans that are in default, which could result in losses.

AFC Agent, on our behalf and the other lenders, initiated a mortgage foreclosure proceeding in connection with the 2024 Subsidiary of Private Company G Forbearance Agreement. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Updates to Our Loan Portfolio*" and the notes to our consolidated financial statements included in this Annual Report. We may also find it necessary in the future to foreclose on loans that are in default. Foreclosure processes are often lengthy and expensive. Results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of our loan or the priority or perfection of our security interests. Subsidiary of Private Company G has, and additional borrowers may in the future, resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no merit, in an effort to prolong the foreclosure action and seek to force us into a modification or buy-out of our loan for less than we are owed. Additionally, the transfer of certain collateral to us may be limited or prohibited by applicable laws and regulations. See "*The loans that are in our Existing Portfolio or that we expect to make in the future may be secured by properties, that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations*." For transferable collateral, foreclosure or other remedies available may be subject to certain laws and regulations, including the need for regulatory disclosure and/or approval of such transfer. If federal law were to change to permit cannabis companies to seek federal bankruptcy protection, the applicable borrower could file for bankruptcy, which would have the effect of staying the foreclosure actions and delaying the foreclosure processes and potentially result in reductions or discharges of debt owed to us. Foreclosure may create a negative public perception of the collateral property, resulting in a diminution of its value. Even if we are successful in foreclosing on collateral property securing our loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our loan. Any costs or delays involved in the foreclosure or a liquidation of the underlying property will reduce the net proceeds realized and, thus, increase the potential for loss.

In the event a borrower defaults on any of its obligations to us and such debt obligations are equitized, we do not intend to directly hold such equity interests, which may result in additional losses on our loans in such entity.

We will not own real estate as long as it is used in the commercial sale of cannabis due to current statutory prohibitions and exchange listing standards, which may delay or limit our remedies in the event that any of our borrowers default under the terms of their loans with us.

Although we have the contractual ability to foreclose on, and take title to, the collateral securing our loans upon a default by the borrower, we will not take title to and own such real estate collateral as long as it is used in cannabis-related operations due to current statutory prohibitions, including Section 856 of the CSA (21 U.S.C. § 856), which relates to the management or control of properties that are used for the manufacture, distribution or use of any controlled substances. Until that law changes, taking title to real estate used in cannabis-related activities or owning equity in cannabis-related businesses would also violate Nasdaq listing requirements, absent a specific exemption for state-legal cannabis businesses, which currently does not exist. These restrictions related to real property used in cannabis-related operations may cause significant delays or difficulties in deriving value from those properties. In addition, any alternative uses of cannabis-related properties may be limited due to the specialized nature of the facilities or may be less profitable than the cannabis-related operations, which would adversely affect the value of the collateral securing our loans and could result in the sale of such property at a loss. Because the sale of collateral may be forced upon the borrower at such point when time may be of the essence, and the assets may be made available to a limited number of potential purchasers due to the risk appetite of potential buyers vis a vis federal laws, and additionally by regulatory restrictions in those limited-license states in which we focus, the sales prices may be less than the prices obtained with more time in a larger market. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our shareholders.

The properties securing our loans may be subject to contingent or unknown liabilities that could adversely affect the value of these properties, and as a result, our loans.

Properties securing our loans may be subject to contingent, unknown or unquantifiable liabilities that may adversely affect the value of our loans. Such defects or deficiencies may include title defects, title disputes, liens or other encumbrances on properties securing our loans to borrowers. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to foreclose and sell the properties securing such loans, which could adversely affect our results of operations and financial condition. Further, we, our executive officers, directors and our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our loans.

We may in the future foreclose and acquire properties without any recourse, or with only limited recourse, against the prior property owner with respect to contingent or unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

Construction loans involve an increased risk of loss.

Our portfolio and current pipeline includes construction loans and we may continue to invest in such loans in the future. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower's claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the Internal Revenue Service.

We invest in construction loans. For purposes of construction loans, the loan value of the real property is generally the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the Internal Revenue Service ("IRS") would not challenge our estimates of the loan values of the real property.

Our borrowers may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such borrowers not being able to operate their businesses and defaulting on their payments to us.

Our borrowers operating in state-regulated cannabis markets are required to maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of these borrowers are unable to timely renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations in good standing, such borrowers may need to at least temporarily cease operations and could default on their payments to us. Any payment defaults by a borrower, including Subsidiary of Private Company G, would adversely affect our cash flows and we may also experience delays in enforcing our rights as a lender and could incur substantial costs in protecting our investment.

If our Adviser overestimates the yields or incorrectly prices the risks of our loans, we may experience losses.

Our Adviser values our potential loans based on yields and risks, taking into account estimated future losses and the collateral securing a potential loan, if any, and the estimated impact of these losses on expected future cash flows, returns and appreciation. Our Adviser's loss estimates and expectations of future cash flows, returns and appreciation may not prove accurate, as actual results may vary from estimates and expectations. If our Adviser underestimates the asset-level losses or overestimates loan yields relative to the price we pay for a particular loan, we may experience losses with respect to such loan.

Some of our portfolio loans may be recorded at fair value and, as a result, there will be uncertainty as to the value of these loans.

Some of our portfolio loans may be in the form of positions or securities that are not publicly traded. The fair value of securities and loans that are not publicly traded may not be readily determinable. Subject to the discretion of the Audit and Valuation Committee of our Board, we may value these loans quarterly, or more frequently as circumstances dictate, at fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans existed. Our results of operations for a given period and the value of our securities generally could be adversely affected if our determinations regarding the fair value of these loans were materially higher than the values that we ultimately realize upon their disposal. The valuation process can be particularly challenging, especially if market events make valuations of certain assets more difficult, unpredictable and volatile.

Declines in market prices and liquidity in the capital markets can result in significant net unrealized losses of our portfolio, which in turn would reduce our book value.

Volatility in the capital markets can adversely affect our loan valuations. Decreases in the market values or fair values of our loans are recorded as unrealized losses. The effect of all of these factors on our portfolio can reduce our book value (and, as a result our asset coverage calculation) by increasing net unrealized losses in our portfolio. Depending on market conditions, we could incur substantial realized and/or unrealized losses, which could have a material adverse effect on our business, financial condition or results of operations.

Provisions for loan losses are difficult to estimate.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments (Topic 326) ("ASU No. 2016-13") (the "CECL Standard"). This update changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaced the "incurred loss" approach under existing guidance with an "expected loss" model for instruments measured at amortized cost. The CECL Standard requires entities to record allowances ("CECL Allowances") on certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities that are deducted from the carrying amount of the assets to present the net carrying value at the amounts expected to be collected on the assets. We have adopted the CECL Standard as of July 31, 2020, the date of commencement of our operations. The CECL Standard can create volatility in the level of our CECL Allowances for loan losses. If we are required to materially increase our level of CECL Allowances for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our CECL Allowances are evaluated on a quarterly basis. The determination of CECL Allowances require us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (i) whether cash from the borrower's operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral, all of which remain uncertain and are subjective.

The loans and other assets we will obtain may be subject to impairment charges, and we may experience a decline in the fair value of our assets.

We will periodically evaluate the loans we obtain and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, borrower performance and legal structure. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

Such impairment charges reflect non-cash losses at the time of recognition and a subsequent disposition or sale of impaired assets could further affect our future losses or gains as they are based on the difference between the sale price received and the cost of such assets at the time of sale, as may be adjusted for amortization. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our shareholders could be materially and adversely affected.

Any credit ratings assigned to our loans will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.

Some of our loans may be rated by rating agencies such as Moody's Investors Service, Fitch Ratings, Standard & Poor's, DBRS, Inc. or Realpoint LLC. Any credit ratings on our loans are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our loans in the future, the value of our loans could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or, in the case of our loans, otherwise imply a potential failure of borrowers to satisfy their debt service obligations to us.

Economic recessions or downturns could impair our borrowers and harm our operating results.

Because the operations of our borrowers are heavily dependent on retail sales, many of our borrowers may be susceptible to economic downturns or recessions and, during such periods, may be unable to satisfy their debt service obligations to us. Therefore, during these periods, our non-performing assets may increase and the value of our portfolio may decrease if we are required to write-down the values of our loans. Adverse economic conditions may also decrease the value of collateral securing some of our loans. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in our revenues, net income and asset values.

A borrower's failure to satisfy financial or operating covenants imposed by us or other creditors could lead to defaults and, potentially, acceleration of the time when its debt obligations are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross-defaults under other agreements and jeopardize our borrower's ability to meet its obligations under the loans that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower.

Our loans may be risky, and we could lose all or part of our loan.

The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such loans were rated, they would be below investment grade (rated lower than "Baa3" by Moody's Investors Service, lower than "BBB-" by Fitch Ratings or lower than "BBB-" by Standard & Poor's Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the underlying company's capacity to pay interest and repay principal. Therefore, certain of our loans may result in an above average amount of risk and volatility or loss of principal. While the loans we invest in are often secured, such security does not guarantee that we will receive principal and interest payments according to the terms of the loan, or that the value of any collateral will be sufficient to allow us to recover all or a portion of the outstanding amount of such loan should we be forced to enforce our remedies.

We may in the future enter into credit agreements with borrowers that may permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements.

As of December 31, 2025, all of our borrowers are generally restricted, under our applicable credit agreements with such borrowers, from incurring any debt that ranks equally with, or senior to, our loans. Although our intended investment strategy is to construct a portfolio of loans secured with first priority liens on certain assets of our borrowers, we may in the future enter into credit agreements that rank equally with, or are subordinated to, other debt of our borrowers or that otherwise permit our borrowers to incur other debt that ranks equally with, or senior to, our loans under such credit agreements. In such case, such instruments may, by their terms, provide that the holders of such other debt are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of our loans. These instruments may prohibit borrowers from paying interest on or repaying our loans in the event and during the continuance of a default under such instrument or upon the occurrence of other specified events. In certain cases, we may, and may continue to, obtain unsecured guarantees from the parent entities or subsidiaries of our borrowers in addition to the collateral provided by such borrowers and such guarantees may be effectively subordinated to any secured debt of any such entities and/or structurally subordinated to any debt of such subsidiaries. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a borrower, holders of securities ranking senior to our loan to that borrower, if any, typically are entitled to receive payment in full before we can receive any distribution in respect of our loan. After repaying such holders, the borrower may not have any remaining assets to use for repaying its obligation to us. In the case of securities or other debt ranking equally with our loans, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant borrower.

Our borrowers may be highly leveraged.

Some of our borrowers may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

There may be circumstances in which our loans could be subordinated to claims of other creditors, or we could be subject to lender liability claims.

If one of our borrowers were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might re-characterize our loan and subordinate all or a portion of our claim to that of other creditors. In addition, we could be subject to lender liability claims if we are deemed to be too involved in a borrower's business or exercise control over such borrower. For example, we could become subject to a lender's liability claim, if, among other things, we actually render significant managerial assistance to a borrower to which we have provided a loan.

As a debt investor, we are often not in a position to exert influence on borrowers, and the shareholders and management of such companies may make decisions that could decrease the value of loans to such borrower.

As a debt investor, we are subject to the risk that a borrower may make business decisions with which we disagree and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a borrower may make decisions that could decrease the value of our loan to such borrower.

Due to our borrowers' involvement in the regulated cannabis industry, we and our borrowers have, and may continue to have, a difficult time obtaining or maintaining the various insurance policies that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability, title insurance and directors' and officers' insurance, is more difficult for us and our borrowers to find and more expensive, because of our borrowers' involvement in the regulated cannabis industry. There are no guarantees that we or our borrowers will be able to find such insurance now or in the future, or that such insurance will be available on economically viable terms. If we or our borrowers are forced to go without such insurance, it may prevent us from entering into certain business sectors, may inhibit our growth, may expose us to additional risk and financial liabilities and, in the case of an uninsured loss, may result in the loss of anticipated cash flow or the value of our loan.

Our insurance policies may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to an asset relating to one of our loans might not be adequate to restore our economic position with respect to our loan. Any uninsured loss could result in the loss of anticipated cash flow from, and the asset value of, the affected asset and the value of our loan related to such asset.

Subject to the approval of our Board (which must include a majority of our independent directors), our Adviser may change our investment strategies or guidelines, financing strategies or leverage policies without the consent of our shareholders.

Subject to the approval of our Board (which must include a majority of our independent directors), our Adviser may change our investment strategies or guidelines, financing strategies or leverage policies with respect to loans, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our shareholders, which could result in a portfolio with a different risk profile than that of our Existing Portfolio or of a portfolio comprised of our target loans. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market and cannabis industry fluctuations. Furthermore, a change in our asset allocation could result in our making loans in asset categories different from those described in this Annual Report. These changes could adversely affect our financial condition, results of operations, the market price of our equity and our ability to make distributions to our shareholders.

Changes in laws or regulations governing our operations, including laws and regulations governing cannabis, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

We are subject to laws and regulations at the local, state and federal levels, including laws and regulations governing cannabis by state and federal governments. These laws and regulations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. We cannot predict the nature and timing of future laws, regulations, interpretations or applications, or their potential effect. However, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with current or new laws or regulations or such changes thereto, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

We may not be able to obtain or maintain required licenses and authorizations to conduct our business and may fail to comply with various state and federal laws and regulations applicable to our business.

In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act of 1974 (the "Equal Credit Opportunity Act") that are applicable to commercial loans, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), regulations promulgated by the Office of Foreign Asset Control, various laws, rules and regulations related to the cannabis industry and U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies.

There is no guarantee that we will be able to obtain, maintain or renew any required licenses or authorizations, which vary state-to-state, to conduct our business or that we would not experience significant delays in obtaining these licenses and authorizations. As a result, we could be delayed in conducting certain business if we were first required to obtain certain licenses or authorizations or if renewals thereof were delayed. For example, our approval by the State of Ohio cannabis regulator, which required background checks and fingerprinting, took over two months to obtain. Furthermore, once licenses are issued and authorizations are obtained, we are required to comply with various information reporting and other regulatory requirements to maintain those licenses and authorizations, and there is no assurance that we will be able to satisfy those requirements or other regulatory requirements applicable to our business on an ongoing basis, which may restrict our business and could expose us to penalties or other claims.

Any failure to obtain, maintain or renew required licenses and authorizations or failure to comply with regulatory requirements that are applicable to our business could result in material fines and disruption to our business and could have a material adverse effect on our business, financial condition, operating results and our ability to make distributions to our shareholders.

Unstable market and economic conditions may have serious adverse consequences on our business, results of operations and financial condition.

Global credit and financial markets have experienced extreme volatility and disruptions recently, including declines in consumer confidence, concerns about declines in economic growth, increases in the rate of inflation, increases in borrowing rates and changes in liquidity and credit availability, and uncertainty about economic stability, including most recently in connection with actions the Federal Reserve Board may take to address inflation and the conflicts in Ukraine and between Israel and Hamas. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Our business could also be impacted by volatility caused by geopolitical events, such as the conflicts in Ukraine and between Israel and Hamas. Such reductions may disproportionately affect our revenue. In addition, if the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

We may be required to make determinations of a borrower's creditworthiness based on incomplete information or information that we cannot verify, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business or reputation.

The real estate lending business depends on the creditworthiness of borrowers and, to some extent, the sponsors thereof, which we must judge. In making such judgment, we will depend on information obtained from non-public sources and the borrowers in making many decisions related to our portfolio, and such information may be difficult to obtain or may be inaccurate. As a result, we may be required to make decisions based on incomplete information or information that is impossible or impracticable to verify. A determination as to the creditworthiness of a prospective borrower is based on a wide-range of information. Even if we are provided with full and accurate disclosure of all material information concerning a borrower, we may misinterpret or incorrectly analyze this information, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business or the borrower could still defraud us after origination leading to a loss and negative publicity.

Third-party diligence reports on mortgaged properties are and will be made as of a point in time and are therefore limited in scope.

Appraisals and engineering and environmental reports, as well as a variety of other third-party reports, are generally obtained with respect to each of the mortgaged properties underlying our investments at or about the time of origination. Appraisals are not guarantees of present or future value. One appraiser may reach a different conclusion than the conclusion that would be reached if a different appraiser were appraising that property. Moreover, the values of the properties may have fluctuated significantly since the appraisals were performed. In addition, any third-party report, including any engineering report, environmental report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance, remediation and capital improvement items.

We operate according to specific underwriting criteria in a highly competitive market for lending and investment opportunities, both of which may limit our ability to originate or acquire desirable loans and investments in our target assets and/or our ability to yield a certain return on our investments.

Our Adviser uses financial models and underwriting criteria, the effectiveness of which cannot be guaranteed. We operate in a highly competitive market for lending and investment opportunities. Our profitability depends, in large part, on our ability to originate or acquire target assets at attractive prices. In originating or acquiring target assets, we compete with a variety of institutional lenders and investors and many other market participants, including specialty finance companies, REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Unlike us, certain of our competitors may not be subject to the requirements to which BDCs and RICs are subject under the 1940 Act or the Code, as applicable. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Our Adviser's underwriting criteria may restrict us from being able to compete with others for commercial mortgage loan origination and acquisition opportunities and these criteria may be stricter than those employed by our competitors. Furthermore, competition for originations of, and investments in, our target assets may lead to the yield of such assets decreasing, which may further limit our ability to generate desired returns.

We recently elected to be regulated as a business development company, which subjects us to a new and complex regulatory regime and may limit our operating flexibility.

On January 1, 2026, we elected to be regulated as a business development company under the 1940 Act. As a result, we are now subject to extensive regulatory requirements that did not apply to us during the year ended December 31, 2025, including limitations on leverage, restrictions on transactions with affiliates, qualifying asset requirements, and enhanced governance and compliance obligations.

Our failure to comply with these requirements could result in regulatory sanctions, restrictions on our operations, or loss of our BDC status, any of which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to the Cannabis Industry and Related Regulations

Cannabis remains prohibited under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

All but eight U.S. states have legalized, to some extent, cannabis for medical purposes. Forty-two states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for certain medical purposes. Twenty-four of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non-medical purposes. Two of those states have legalized low-tetrahydrocannabinol ("THC")/high-cannabidiol ("CBD") extracts for select medical conditions.

Under U.S. federal law, however, those activities are illegal. Cannabis, other than hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession and sale of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them, and violating the federal cannabis laws is a predicate for certain other crimes under the anti-money laundering laws or The Racketeer Influenced and Corrupt Organizations Act. Monitoring our compliance with these laws is a critical component of our business. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. Since 2014, however, and despite varying positions by U.S. Attorney Generals, the U.S. government has not prioritized the enforcement of those laws against cannabis companies complying with state law, or their vendors. . On January 4, 2018, then acting U.S. Attorney General Jeff Sessions issued a memorandum to all U.S. Attorneys (the "Sessions Memo") rescinding certain past "DOJ memoranda on cannabis law enforcement, including the Memorandum by former Deputy Attorney General James Michael Cole (the "Cole Memo") issued on August 29.2013, under the Obama administration. . The Sessions Memo, which remains in effect, states that each U.S. Attorney's Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors can use their prosecutorial discretion to decide to prosecute even state-regulated cannabis activities. Since the Sessions Memo was issued in early 2018, however, U.S. Attorneys have not prosecuted state law compliant entities.

In the prior administration, President Biden signed into law the "Medical Marijuana and Cannabidiol Research Expansion Act," a bill aimed at easing restrictions on cannabis research — bipartisan legislation which is the first standalone cannabis reform bill to pass both the House and Senate. Additionally, on October 6, 2022, President Biden issued a presidential proclamation pardoning federal convictions for simple marijuana possession offenses, encouraging state governors to do the same on the state level where permissible, and requesting that the Secretary of Health and Human Services and the Attorney General initiate an administrative process to review cannabis's Schedule I classification under the CSA. On August 29, 2023, HHS issued a letter to the DEA recommending that cannabis be reclassified as a Schedule III drug under the CSA. On May 16, 2024, President Biden announced that the U.S. Attorney General initiated proceedings to transfer cannabis from Schedule I to Schedule III, through an NPRM published on May 21, 2024. Following the NPRM, DEA issued a notice for a hearing which commenced in November 2024, but the hearing is currently stayed pending an administrative interlocutory appeal. It is unclear when or if the hearing will recommence. On December 18, 2025, President Trump issued an Executive Order directing that cannabis be rescheduled from Schedule I to Schedule III. The Order directs the Attorney General to "take all necessary steps to complete the rulemaking process related to rescheduling marijuana to Schedule III of the Controlled Substances Act in the most expeditious manner." If rescheduling does occur, this would be a momentous change whose full implications are currently unknown. The decision to reclassify cannabis would neither legalize nor likely eliminate current state cannabis programs. If placed under Schedule III, cannabis will remain a controlled substance under federal law, and state-legal programs will continue to operate outside of federally legal channels in their distribution of the substance, particularly because no state operator holds a DEA registration to possess or distribute cannabis. However, some fear that, if cannabis is successfully rescheduled, the DEA or FDA may impose additional requirements or begin to target enforcement of state cannabis programs. The implications of the potential re-scheduling are not entirely clear for state-regulated commercial cannabis operators.

While President Trump has appeared supportive of the cannabis industry, his nominees have not offered clear answers on their cannabis stance. The President alone cannot reschedule or legalize medical cannabis, and as states have demonstrated, legalizing cannabis can take many different forms. Attorney General Pam Bondi has repeatedly declined to specify her stance on cannabis policy issues so far in 2025, responding to all related questions from Senators that she will give "careful consideration after consulting with appropriate Department officials." She also avoided specifying her stance on the federal enforcement of cannabis laws. Therefore, key questions remain about how Attorney General Bondi would handle both the rescheduling process and federal enforcement priorities. Despite Trump's recent support for cannabis rescheduling and ending arrests for personal use, Bondi's past record as Florida Attorney General shows opposition to medical cannabis legalization, including defending a ban on smoking medical cannabis in 2018, and which has raised concerns among advocates about her approach at the federal level. It is unclear whether the status quo of federal non-enforcement will continue for the foreseeable future; however, increased enforcement would be a marked departure from the prior ten years and inconsistent with President Trump's purported views on cannabis. Therefore, federal prosecutions against state-legal entities cannot be ruled out entirely at this time. We would likely be unable to execute our business plan if the federal government were to reverse its long-standing hands-off approach to the state-regulated cannabis markets, described below, and were to start strictly enforcing federal law regarding cannabis.

The basis for the federal government's lack of recent enforcement with respect to the cannabis industry extends beyond the strong public support for cannabis legalization and ongoing prosecutorial discretion. The U.S. Congress has repeatedly enacted legislation to protect the medical marijuana industry from prosecution. Since 2014, versions of the U.S. omnibus spending bill have included a provision, known as the Joyce Amendment prohibiting the DOJ, which includes the Drug Enforcement Administration, from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision were previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law. The U.S. Congress has continued to include the Joyce Amendment in each subsequent omnibus appropriations bill. The amendment most recently was renewed through the signing of the Commerce-Justice-Science (CJS) appropriations package for 2026. While the Joyce Amendment has continuously been renewed since its inception with little fanfare, there is no assurance that Congress will approve inclusion of a similar prohibition on DOJ spending in future appropriations bills.

Notably, the Joyce Amendment has always applied only to medical cannabis programs, and does not expressly protect operators in the adult-use cannabis market. There have been attempts by Congressional supporters of cannabis legalization to extend the protections afforded by the Joyce Amendment to recreational cannabis activities, but those efforts have been unsuccessful.

However, federal prosecutors have significant discretion, and no assurance can be given that the federal prosecutor in each judicial district where we make a loan will not choose to strictly enforce the federal laws governing cannabis manufacturing or distribution. Any change in the federal government's enforcement posture with respect to state-licensed cultivation of cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we make our loans, could result in our inability to execute our business plan and significant losses with respect to our loans to cannabis industry participants in the United States, which would adversely affect our operations, cash flow and financial condition.

Our loans do not prohibit our borrowers from engaging in the cannabis business for adult-use that is permissible under state and local laws. Consequently, certain of our borrowers currently (and may in the future) cultivate adult-use cannabis, if permitted by such state and local laws now or in the future. This could subject our borrowers to greater and/or different federal legal and other risks as compared to businesses where cannabis is cultivated exclusively for medical use, which could materially adversely affect our business. Furthermore, any change in the federal government's enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our client base, which would adversely affect our operations, cash flow and financial condition.

Members of the U.S. Congress from both parties have introduced bills to end the federal cannabis prohibition, by de-scheduling cannabis completely and regulating it. In addition to broader reforms, this session has seen additional incremental reform bills that aim to increase research, cement medical cannabis patients' rights, or facilitate state-legal cannabis. Since the recent election, however, there has also been proposed anti-cannabis legislation, for example, a bill aiming to ensure 280E continues to apply to state cannabis businesses even if cannabis is ultimately rescheduled to Schedule III. Nevertheless, while the timing of federal reform remains unknown, it is expected that federal policy on cannabis will continue becoming more, rather than less, permissive and legislative efforts to legalize cannabis banking at the national level may progress in 2025. In the unlikely event that the federal government were to reverse its long-standing hands-off approach to the state-regulated cannabis markets and start more broadly enforcing federal law regarding cannabis, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected. See "*Business—Regulatory Environment*."

Our ability to grow or maintain our business depends in part on state laws pertaining to the cannabis industry. New laws that are adverse to our borrowers may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede our ability to grow our business under our current business plan and could materially adversely affect our business.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry, while encouraging, is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact and can delay the legislative and regulatory processes. For example, many states that legalized medical-use and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulations at the state level could slow or stop further development of the medical-use and/or adult-use cannabis industry, such as limiting the medical conditions for which medical-use cannabis can be recommended, restricting the form in which medical-use or adult-use cannabis can be consumed, or imposing significant taxes on the growth, processing and/or retail sales of cannabis, each of which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our borrowers, to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm our business prospects.

Our investment opportunities are limited by the current illegality of cannabis under U.S. federal law; changes in the laws, regulations and guidelines that impact the cannabis industry may cause adverse effects on our ability to make loans.

We make loans to borrowers that we determine based on our due diligence are licensed in, and complying with, state-regulated cannabis programs, regardless of their status under U.S. federal law. Any such loans will be designed to be compliant with all applicable laws and regulations to which we are subject, including U.S. federal law, although the law in this area is not fully settled and there can be no assurances that federal authorities will consider such loans to be compliant with applicable law and regulations. In that regard, we have previously received an opinion of counsel that our proposed investment activities do not violate the CSA, the U.S. Money Laundering Control Act (18 U.S.C. § 1956), or the Drug Paraphernalia law contained in the CSA, (21 U.S.C. § 863), subject to certain assumptions, qualifications, and exceptions stated in the opinion. However, there can be no assurances that a court or federal authorities would agree with the conclusions reached in the opinion. Additionally, if federal legislation is enacted that provides protections from liability under U.S. federal law for other types of debt investments in borrowers or other target companies that are compliant with state, but not U.S. federal, laws and is determined to apply to us (or we otherwise determine that the debt investment is not prohibited), and such other types of debt investments are in compliance with Nasdaq's listing policies and ongoing requirements, we may make other types of debt investments in such companies that do not comply with U.S. federal laws, subject to our investment policies and guidelines. There can be no assurance, however, that such type of legislation will be enacted or that we will otherwise be able to make loans that do not comply with U.S. federal law.

Risks related to the cannabis industry may directly or indirectly affect us or our borrowers engaged in the cannabis industry.

Our borrowers face several challenges unique to the state-regulated cannabis industry, which could negatively affect our revenues if it impedes their profitability or operations and their ability to continue to pay us. Some of these challenges include, but are not limited to, the following:

- The manufacture, distribution, sale, or possession of cannabis that is not in compliance with the CSA is illegal under U.S. federal law. Strict enforcement of U.S. federal laws regarding cannabis would likely result in our borrowers' inability to execute a business plan in the cannabis industry;

- It is a federal crime to engage in certain transactions involving the proceeds of "specified unlawful activity" ("SUA") when those transactions are designed to promote an underlying SUA, or conceal the source of funds. Violations of the CSA may be deemed to be SUAs. In the event any of our borrowers are found to be in violation of anti-money laundering ("AML") laws, such transactions may be viewed as proceeds of crime under one or more statutes of the United States. Any violations of these laws, or allegations of such violations, by our borrowers could disrupt our operations and involve significant management distraction and expenses;

- Laws and regulations affecting the regulated cannabis industry are varied, broad in scope and subject to evolving interpretations, and may restrict the use of the properties our borrowers acquire or require certain additional regulatory approvals, which could materially adversely affect our loans to such borrowers;

- Our borrowers may have difficulty borrowing from or otherwise accessing the service of banks, which may inhibit our ability to open bank accounts or otherwise utilize traditional banking services;

- Our borrowers may have a difficult time obtaining financing;

- There may be no material aspect of our borrowers' businesses that is protected by patents, copyrights, trademarks or trade names, and they may face strong competition from larger companies, including those that may offer similar products and services to our borrowers;

- U.S. federal courts may refuse to recognize the enforceability of contracts pertaining to any business operations that are deemed illegal under U.S. federal law, including cannabis companies operating legally under state law;

- Our borrowers may have a difficult time obtaining the various insurance policies that are needed to operate such businesses, which may expose us and our borrowers to additional risks and financial liabilities;

- Our borrowers are subject to unfavorable U.S. tax treatment under Section 280E of the Code;

- Our borrowers may be foreclosed from using bankruptcy courts;

- Assets collateralizing loans to cannabis businesses may be forfeited to the U.S. federal government in connection with government enforcement actions under U.S. federal law;

- U.S. Food and Drug Administration (the "FDA") regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which could directly affect our financial condition and the financial condition of our borrowers;

- The cannabis industry may face significant opposition from other industries that perceive cannabis products and services as competitive with their own, including but not limited to the hemp industry, pharmaceutical industry, adult beverage industry and tobacco industry, some of which have powerful lobbying and financial resources; and

- Consumer complaints and negative publicity regarding cannabis-related products and services could lead to political pressure on states to implement new laws and regulations that are adverse to the cannabis industry, to not modify existing, restrictive laws and regulations, or to reverse current favorable laws and regulations relating to cannabis.

We and our borrowers may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to sell products and services, and we may be limited in our ability to provide debt to participants in the cannabis industry, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

Although we do not grow or sell cannabis products, our connection to the cannabis industry may hamper our efforts to do business or establish collaborative relationships with others that may fear disruption or increased regulatory scrutiny of their own activities. Certain financial transactions involving proceeds from the commercial sale of cannabis can form a basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Most federal and federally-insured state banks currently do not serve businesses that grow and sell cannabis products on the stated ground that growing and selling cannabis is illegal under federal law, even though the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") issued guidelines to banks in February 2014 that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions' obligations under the Bank Secrecy Act (the "FinCEN Memo"). While the federal government has not initiated financial crimes prosecutions against state-law compliant cannabis companies or their vendors, the government theoretically could, at least against companies in the adult-use markets. The continued uncertainty surrounding financial transactions related to cannabis activities may result in financial institutions discontinuing services to the cannabis industry or limit our ability to provide loans to the cannabis industry.

While the FinCEN Memo is presumptively still in effect, FinCEN could elect to rescind the FinCEN Memo at any time. Banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the cannabis industry continue to encounter difficulty in establishing banking relationships, which would negatively affect the business, financial condition and results of operations of borrowers. Our inability or the inability of our borrowers to maintain bank accounts would make it difficult for us to operate our business, would increase our operating costs and pose additional operational, logistical and security challenges, and could result in our inability to implement our business plan.

The terms of our loans require that our borrowers make payments on such loans via check or wire transfer. Only a small percentage of financial institutions in the United States currently provide banking services to licensed companies operating in the cannabis industry. The inability of our current and potential borrowers in the cannabis industry to open accounts and continue using the services of banks will limit their ability to enter into debt arrangements with us or may result in their default under our debt agreements, either of which could materially harm our business, operations, cash flow and financial condition.

The medical and adult-use cannabis industry is highly competitive, which could adversely affect our business, financial condition and results of operations.

The market for businesses in the cannabis industry is highly competitive and evolving. In addition to other state-regulated competitors, our borrowers may face competition from (i) unlicensed and unregulated market participants; (ii) individuals who produce cannabis for their own use under personal cultivation laws; and (iii) entities creating hemp-derived or other synthetic products which emulate the effects of cannabis. These competitors could change the demand, volume, and profitability of the cannabis industry. This could adversely affect the ability of a borrower to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on a borrower's business, financial condition or results of operations, which in turn, could adversely affect our business, financial condition and results of operations.

There can be no assurance that the cannabis industry will continue to exist or grow as currently anticipated.

There can be no assurance that the cannabis industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with our expectations and assumptions. Any event or circumstance that affects the medical or adult use cannabis industry and market could have a material adverse effect on our business, financial condition and results of operations, as well as the business, financial condition and results of operations of our borrowers.

Marketing constraints under regulatory frameworks may limit a borrower's ability to compete for market share in a manner similar to that of companies in other industries.

The development of a borrower's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulations applicable to the cannabis industry. For example, the regulatory environment in Illinois would limit a borrower's ability to compete for market share in a manner similar to that of companies in other industries that do not have varying state-by-state marketing and sales restrictions. Additionally, Illinois' and other states' regulations impose restrictions on individual purchases in the adult-use cannabis market, which limits the size of the total state market. If a borrower is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, its sales, and operating results could be adversely affected, which could impact our business, results of operations and financial condition.

There is uncertainty in pricing and demand for cannabis and cannabis-based products.

Changes in the legal status of cannabis may result in surges in demand. As a result of such a surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

Likewise, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use and medical markets, as applicable, and they currently are unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected, as could our business, financial condition and results of operations.

In the future, the pricing of cannabis products may differ substantially from current levels given changes in the competitive and regulatory landscape. A borrower's business model may be susceptible to erosion of profitability should cannabis and cannabis-related products experience significant pricing changes. Potential sources of pricing changes include overproduction, regulatory action, tax increases, increased competition or the emergence of new competitors (including competition from the hemp industry). Additionally, even if pricing of the broader cannabis and cannabis-related product market is sustained, there is no guarantee that a borrower will be successful in creating and maintaining consumer demand and estimated pricing levels. To do this, the borrower may be dependent upon, among other things, continually producing desirable and effective cannabis and cannabis-related products and the continued growth in the aggregate number of cannabis consumers. Campaigns designed to enhance a borrower's brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If the borrower is unable to attract new consumers, it may not be able to increase its sales.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if a borrower's products find success at retail, there can be no assurance that such products will continue to be profitable. A borrower's success will be significantly dependent upon its ability to develop new and improved product lines and adapt to consumer preferences. Even if a borrower is successful in introducing new products or developing its current products, a failure to gain consumer acceptance or to update products could cause a decline in the products' popularity and impair the brands. In addition, a borrower may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features, none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in the borrower being unable to satisfy consumer preferences and generate revenue which could have a material adverse effect on the business, financial condition and results of operations of such borrower, and, in turn, on our business, financial condition and results of operations.

Synthetic or hemp-derived products may compete with cannabis use and products.

The hemp and pharmaceutical industry may attempt to compete with or dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of hemp-derived containing intoxicating doses of THC or other cannabinoids (e.g., delta-8-THC) or derivative/synthetic products (e.g., THC-O) which emulate or even magnify the psychoactive effects of cannabis. Since the passage of the Farm Bill over six years ago, the hemp product market, and beverage market, in particular, has exploded – with 2024 sales for all hemp THC products projected to reach $3.5 billion and a path toward $4.4 billion by 2029, according to Brightfield Group. The Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), enacted on November 12, 2025, includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate the currently commercialized hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. All of this creates significant uncertainty regarding the future of hemp-derived THC products and its continuing impact of the cannabis industry. If such products continue to be successful, the widespread popularity of such products could continue to negatively impact the demand, volume, and profitability of the cannabis industry. This could adversely affect the ability of our borrowers in the cannabis industry to secure long-term profitability and success.

Products made with intoxicating cannabinoids from industrial hemp have several competitive advantages over similar cannabis derived products. Utilizing the legality of industrial hemp under U.S. federal law, many such products are available for sale through unlicensed channels and are shipped in interstate commerce. Such products are increasingly available direct-to-consumer or at brick and mortar stores such as gas stations and convenience stores (often without age verification or other safeguards). Additionally, hemp derived product companies are not subject to additional state cannabis taxes and the 280E provision regarding federal taxes and applicable to cannabis businesses. Because hemp companies do not face these additional business costs, they can presumably obtain more market share and have more resources to devote towards marketing. While some states have attempted to prohibit or regulate hemp products, the requirements are much less onerous than for cannabis-licensees, and enforcement against manufacturers of such products have been limited. Furthermore, because testing standards are less rigorous or sometimes non-existent, hemp-derived products could have negative health consequences which consumers then generalize to cannabis products.

Additionally, some hemp companies sell hemp-derived THC products with state authorization. Hemp THC beverages, for example, are now expressly legal in several states, where they can be sold in liquor stores, restaurants and grocery stores. Given the similar intoxicating effects to cannabis-derived THC, which is an illegal substance under the CSA, the ease of acquiring such products, and its substantially lower price point, patients, and consumers may choose to consume hemp-derived products in lieu of cannabis-derived products. In light of the substantial investment our borrowers have made and continue to make in state-licensed cannabis facilities, the widespread use of hemp-derived THC or synthetic products could adversely impact our borrowers, which could, in turn, have a material adverse effect on our business and results of operations.

Cannabis businesses are subject to unfavorable U.S. tax treatment.

Until and unless cannabis is rescheduled to Schedule III of the CSA, Section 280E of the Code may continue to apply to cannabis and does not allow any deduction or credit for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to our borrowers, prohibiting them from deducting expenses associated with cannabis businesses beyond costs of goods sold and asserting assessments and penalties for additional taxes owed. Some of our borrowers have taken the position that Section 280E no longer applies to their business and paid lower taxes as a result of that position. If the IRS disagrees with those positions, our borrowers may have large tax liabilities that may negatively impact our borrowers ability to pay principal and interest on our loans. While the Section does not directly affect our Company, it lowers our cannabis industry borrowers' profitability, and could result in decreased demand for our financing. An otherwise profitable cannabis business may operate at a loss after taking into account its U.S. income tax expenses. This affects us because our financial results could be adversely affected if our borrowers have low profitability.

Our reputation and ability to do business, as well as the reputation of our borrowers and their ability to do business, may be negatively impacted by the improper conduct of third parties, including but not limited to business partners, employees or agents.

We cannot provide assurance that the internal controls and compliance systems of our borrowers will always protect us from acts committed by such companies' employees, agents or business partners in violation of applicable laws and regulations in the jurisdictions in which they conduct operations, including those applicable to businesses in the cannabis industry. Any improper acts or allegations could damage our reputation, the reputation of our borrowers and subject us and our borrowers to civil or criminal investigations and related shareholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause us or our borrowers to incur significant legal and investigatory fees.

Laws and regulations affecting the regulated cannabis industry are continually changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations have been evolving rapidly and are subject to varied interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan and could negatively impact our borrowers or prospective borrowers, which in turn could negatively impact our business. It is also possible that regulations may be enacted in the future that will be directly applicable to our business, including with respect to climate change or other environmental, social, or governance topics, which may increase our regulatory burden, as well as result in enhanced disclosure obligations. We can know neither the nature of any future laws, regulations, interpretations or applications nor the effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. For example, if cannabis is no longer illegal under federal law, we may experience a significant increase in competition. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business. Violations of applicable laws, or allegations of such violations, could disrupt our borrowers' businesses and result in a material adverse effect on their operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be materially adverse to the business of our borrowers, as well as our business.

Applicable state laws may prevent us from maximizing our potential income.

Depending on the state, and the laws of that particular state, we may not be able to fully realize our potential to generate profit. For example, some states have residency requirements for those directly involved in the cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban or heavily restrict certain cannabis activities, even if these activities are legal under state law.

Borrowers operating in a highly regulated business require significant resources.

Our borrowers are involved in the production, distribution or sale of cannabis products and operate in a highly regulated business. In such a case, we would expect a significant amount of such borrower's management's time and external resources to be used to comply with the laws, regulations and guidelines that impact their business, and changes thereto, and such compliance may place a significant burden on such management and other resources of a borrower.

Additionally, our borrowers may be subject to a variety of differing laws, regulations and guidelines in each of the jurisdictions in which they operate. Complying with multiple regulatory regimes will require additional resources and may limit a borrower's ability to expand into certain jurisdictions. For example, even if cannabis were to become legal under U.S. federal law, companies operating in the cannabis industry would have to comply with all applicable state and local laws, which may vary greatly between jurisdictions, increasing costs for companies that operate in multiple jurisdictions. Any such diversion of resources could have a material adverse effect on the business, results of operation and financial condition of a borrower, which could in turn have a material adverse effect on our business, results of operations and financial condition.

Any failure or significant delay in our borrowers obtaining necessary regulatory approvals could adversely affect the ability of borrowers to conduct their businesses.

The ability of our borrowers to meet their business objectives will be contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities and obtaining all regulatory approvals, where necessary, for modifications or expansions of their business or the sale of new products. We cannot predict the time required to secure all appropriate regulatory approvals, additional restrictions that may be placed on our borrower's business or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operation and financial condition of any such borrower, or on our business, results of operations and financial condition.

Borrowers may become involved in regulatory or agency proceedings, investigations and audits.

As previously stated, our borrowers are involved in the production, distribution or sale of cannabis products and operate in a highly regulated business. Failure to comply with relevant federal and state laws and regulations could subject our borrowers to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Our borrowers may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm our reputation, the reputations of our borrowers or the reputations of the brands that they may sell, require the borrowers to take, or refrain from taking, actions that could impact their operations, or require them to pay substantial amounts of money, or temporarily or permanently ceasing operations, harming their and our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of borrower management's attention and resources or have a material adverse impact on their and our business, financial condition and results of operations.

Loans to cannabis businesses may be forfeited to the federal government.

Any assets used by participants in the cannabis industry in conjunction with the violation of federal law, or that represent proceeds of such business or is traceable to proceeds of such business, are potentially subject to federal forfeiture, even in states that have legalized cannabis. Even if the owner of the property is never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the "equitable sharing program." This policy directive represents a reversal of DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive could lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the cannabis facilities that are owned or utilized by our borrowers, our loans to our borrowers would likely be materially and adversely affected.

We may have difficulty accessing bankruptcy courts.

We currently have no need or plans to seek bankruptcy protection. Because cannabis is illegal under federal law, federal bankruptcy protection is currently not available to parties who engage in the cannabis industry or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts, and this could materially affect our business or our ability to obtain credit.

There may be difficulty enforcing certain of our commercial agreements and contracts.

Courts will not enforce a contract deemed to involve a violation of law or public policy. Because cannabis remains illegal under U.S. federal law, parties to contracts involving the state-regulated cannabis industry have argued that the agreement was void as federally illegal or against public policy. Some courts have accepted this argument in certain cases, usually against the company involved in commercial cannabis activity. While many courts have enforced contracts related to activities by state-regulated cannabis companies, and the trend is generally to enforce contracts with state-regulated cannabis companies and their vendors, there remains doubt and uncertainty that we will be able to enforce our commercial agreements in court for this reason. We cannot be assured that we will have a remedy for breach of contract, which would have a material adverse effect on our business.

The loans that are in our Existing Portfolio, and that we expect to make in the future may, include Canadian entities within their corporate structure that have the ability to seek insolvency protections in Canada, which could materially and adversely affect our business.

The loans that are in our Existing Portfolio, and that we expect to make in the future may, include U.S.-based companies operating in the cannabis industry with at least one Canadian entity within their corporate structure for the purpose of listing on the CSE. In May 2020, a U.S.-based cannabis company that is listed on the CSE filed for, and was granted, insolvency protection under the Companies' Creditors Arrangement Act pursuant to Canadian law. In addition, in October 2022, the parent company of Public Company A, which was also a guarantor of the Public Company A loans, along with its Canadian subsidiaries, filed for bankruptcy protection under the Companies' Creditors Arrangement Act in Canada. If an applicable borrower obtains bankruptcy protections in Canada, it could restrict our ability, or create additional costs or delays involved in our efforts, to foreclose on the collateral, which will reduce the net proceeds realized and, thus, increase the potential for loss.

The loans that are in our Existing Portfolio are, and that we expect to make in the future may be, secured by properties, that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

The loans that are in our Existing Portfolio are, and that we expect to make in the future may be, secured by properties that are, and will be, subject to various state and local laws and regulatory requirements, and we would be subject to such requirements if such collateral was foreclosed upon. Local property regulations may restrict the use of collateral or our ability to foreclose on the collateral. Among other things, these restrictions may relate to cultivation of cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Due to current statutory prohibitions, we will not own any real estate used in cannabis-related operations. While our loan agreements and related mortgages provide for foreclosure remedies, receivership remedies and/ or other remedies that would allow us to cause the sale or other realization of real property collateral, the regulatory requirements and statutory prohibitions related to real property used in cannabis-related operations may cause significant delays or difficulties in realizing the expected value of such real property collateral. We make no assurance that existing regulatory policies will not materially and adversely affect the value of such collateral, or that additional regulations will not be adopted that would increase such potential material adverse effect. The negative effect on such collateral could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.

Each state that has legalized cannabis in some form has adopted its own set of laws and regulations that differ from one another. In particular, laws and regulations differ among states regarding the collateralization or transferability of cannabis-related assets, such as cannabis licenses, cannabis inventory, and ownership interests in licensed cannabis companies. Some state laws and regulations where our borrowers operate may prohibit the collateralization or transferability of certain cannabis-related assets. Other states may allow the collateralization or transferability of cannabis-related assets, but with restrictions, such as meeting certain eligibility requirements, utilization of state receiverships, and/or upon approval by the applicable regulatory authority. Prohibitions or restrictions on our or others' ability to acquire certain cannabis-related assets securing the loans of our borrowers could have a material adverse effect on our business, financial condition, liquidity and results of operations.

To the extent real estate collateral is still being used in cannabis-related activities, we will not foreclose and take title to such real estate to the extent that doing so would violate Nasdaq listing standards. With respect to equipment, receivables and cash accounts, there are no prohibitions under state law regarding our ability to foreclose on such collateral. Foreclosing on pledged equity could trigger a change of control and such an action may also require approval of state regulators. Our loans are often secured by liens on equity, including the equity in the entity that holds the state-issued license to cultivate, process, distribute, and/or retail cannabis, as the case may be, but we will not take title to such equity as doing so would violate Nasdaq listing standards. We also cannot foreclose on liens on state licenses as they are generally not transferable, and we do not have liens on cannabis inventory.

Our ability to force a sale of our real estate collateral differs based on the state in which such real estate collateral is located and the security instruments used to secure such real estate collateral in each state. In Illinois, Michigan, Nevada, New Jersey, Ohio, Florida, Pennsylvania and Arkansas, for example, the ability to force such sales is governed by judicial foreclosure in such states pursuant to each state's foreclosure laws. Under judicial foreclosure, we can enforce a judgment in foreclosure by (i) in the case of Arkansas, a public sale or (ii) for all other states, a writ of execution. In a judgment in foreclosure by public sale, the judgment directs the circuit clerk of the county in which the real property is located to sell the real property at a properly noticed public auction. A judgment in foreclosure by writ of execution directs a sheriff, clerk, special master, referee or other authorized person, as the case may be, to levy on and sell the real property, commonly at a properly noticed public auction. In Arizona, Maryland, and Massachusetts, a trustee or appointed auctioneer sells the property at a public sale through a non-judicial foreclosure pursuant to each state's non-judicial foreclosure laws. In Missouri, we may force a sale of our real estate collateral either through judicial foreclosure or through a sale administered by a trustee at our discretion. In New Mexico, we can force a sale of real estate collateral through a judicial foreclosure or a non-judicial foreclosure, depending upon the security instruments used to secure the real estate collateral. Under judicial foreclosure in New Mexico, we can enforce a judgment in foreclosure by a public sale. Under non-judicial foreclosure in New Mexico, a trustee or appointed auctioneer sells the property at a public sale. In Iowa, we can also force a sale of real estate collateral through a judicial foreclosure or a non-judicial foreclosure. Under judicial foreclosure in Iowa, we can enforce a judgment in foreclosure by a writ of execution. A judgment in foreclosure by writ of execution directs the sheriff of the county in which the real property is located to sell the real property at a properly noticed public auction. Under non-judicial foreclosure in Iowa, we may enforce our mortgage by either (i) recording an agreement that is entered into between borrower and lender to surrender the property with a 30 day notice served on junior lienholders to either redeem or surrender their lien(s), or (ii) by serving a 30 day notice on mortgagor and junior lienholders, subject to rejection by mortgagor or cure by either mortgagor or junior lienholder.

Equipment, receivables, and cash in deposit accounts may be collected under state Uniform Commercial Code (''UCC''). In all states, we are permitted for non-real estate collateral (e.g., equipment) to pursue a judicial action and execute on a judgment via sheriffs' sale. While we currently cannot foreclose under UCC and take title or sell equity in a licensed cannabis business, a potential purchaser of a delinquent or defaulted loan could. However, the transfer of ownership of equity in a licensed cannabis business requires state regulator approval, which can take significant time. In addition, because the sale of collateral may be forced upon the borrower at such point when time may be of the essence and the assets may be made available to a limited number of potential purchasers, particularly in those limited-license states in which we focus, the sales prices may be less than the prices obtained with more time in a larger market. As a result, the sale of such collateral may not result in sufficient proceeds to repay our loan and could have a material and adverse effect on our business, financial condition, liquidity and results of operations.

Liability relating to environmental matters may impact the value of properties that we may acquire upon foreclosure of the properties securing our loans.

To the extent we foreclose on properties securing our loans, we may be subject to environmental liabilities arising from such foreclosed properties. In particular, cannabis cultivation and manufacturing facilities may present environmental concerns of which we are not currently aware. Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. Accordingly, if environmental contamination exists on properties we acquire or develop after acquisition, we could become subject to liability for the contamination.

The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property securing one of our loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant loan held by us and our ability to make distributions to our shareholders.

If we foreclose on any properties securing our loans, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to any properties securing our loans could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our shareholders.

The market value of properties securing our loans acquired by us upon foreclosure may decrease if they cannot be used for cannabis related operations.

Properties used for cannabis operations, particularly cultivation and manufacturing facilities, are generally more valuable than if used for other purposes. If we foreclose on any properties securing our loans, our inability to sell the property to a licensed cannabis company for a similar use may significantly decrease the market value of the foreclosed property thereby having a material adverse effect on our business, financial condition, liquidity and results of operations.

FDA regulation of cannabis could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis for adult-use and/or medical-use, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938, as it has with federally legal hemp. In December 2018, the U.S. government removed hemp and extracts of hemp from the CSA schedules through the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the "2018 Farm Bill"). Accordingly, the production, sale and possession of hemp or extracts of hemp, including certain THC and CBD products, no longer violate the CSA. The states have implemented a patchwork of different laws on hemp and its extracts. However, the Food & Drug Administration ("FDA") claims that the Food, Drugs & Cosmetics Act significantly limits the legality of certain types of products including THC and CBD from any source. In

January 2023, FDA affirmed that the agency will not compromise—or create new standards—in evaluating or permitting cannabis or cannabinoid compounds and products, and particularly CBD.

The FDA has sent numerous warning letters to sellers of CBD and hemp THC products making health claims. Recent legislation and Trump's Executive Order direct the FDA to develop new rules or regulations regarding cannabinoids, including CBD. The FDA could turn its attention to the cannabis industry. In addition to requiring FDA approval of cannabis products marketed as drugs, the FDA could issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of cannabis. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. Cannabis facilities are currently regulated by state and local governments. In the event that some or all of these federal enforcement and regulations are imposed, we do not know what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our borrowers are unable to comply with the regulations or registration as prescribed by the FDA, or are unable to do so in a cost-effective manner, we and/or our borrowers may be unable to continue to operate our and their business in its current form or at all.

Research in the United States, Canada and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids may cause adverse effects on our or borrowers' operations.

Historically stringent regulations related to cannabis have made conducting medical and academic studies costly and challenging. Many statements concerning the potential medical benefits of cannabinoids are based on published articles and reports, and as a result, such statements are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Future research and clinical trials may draw different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for their products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the cannabis market or any particular cannabis product or will be consistent with earlier publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for the cannabis products of a borrower. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis, or the products of a borrower specifically, or associating the consumption of cannabis with illness or other negative effects or events, could adversely affect such borrower. This adverse publicity could arise even if the adverse effects associated with cannabis products resulted from consumers' failure to use such products legally, appropriately or as directed.

The cannabis industry is subject to the risks inherent in an agricultural business, including the risk of crop failure.

The growing of cannabis is an agricultural process. As such, a borrower with operations in the cannabis industry is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, fire, insects, plant diseases and similar agricultural risks. Although some cannabis production is conducted indoors under climate controlled conditions, some cannabis continues to be grown outdoors and there can be no assurance that artificial or natural elements, such as insects and plant diseases, will not entirely interrupt production activities or have an adverse effect on the production of cannabis and, accordingly, the operations of a borrower, which could have an adverse effect on our business, financial condition and results of operations.

Many cannabis businesses are dependent on key personnel with sufficient experience in the cannabis industry.

The success of businesses in the cannabis industry is largely dependent on the performance of their respective management teams and key employees and their continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and significant costs may be incurred to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent a borrower from executing on its business plan and strategy, and the borrower may be unable to find adequate replacements on a timely basis, or at all. Such events and circumstances could have a material adverse effect on the operations of a borrower, which could have an adverse effect on our business, financial condition and results of operations.

Our borrowers may be vulnerable to rising energy costs.

Cannabis growing operations consume considerable energy, which makes a borrower vulnerable to rising energy costs and/ or the availability of stable energy sources. Accordingly, rising or volatile energy costs or the inability to access stable energy sources may have a material adverse effect on the borrower's business, financial condition and results of operations, which could also adversely affect our business, financial condition and results of operations.

Third-parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

By lending to borrowers in the cannabis industry, the parties with which we do business may perceive that they are exposed to reputational risk as a result of our loans to cannabis businesses. Failure to establish or maintain business relationships could have a material adverse effect on us.

The cannabis industry faces significant opposition, and any negative trends may cause adverse effects on the operations of our borrowers, which could cause adverse effects on our business.

By lending to borrowers in the cannabis industry, we are substantially dependent on the continued market acceptance, and the proliferation of consumers, of cannabis. We believe that with further legalization, cannabis will become more accepted, resulting in growth in consumer demand. However, in 2025, at least three ballot initiatives (Arizona, Massachusetts and Maine) were introduced to repeal all or some portion of each state's laws permitting adult-use sales. We cannot predict the future growth rate or future market potential, and any negative outlook on the cannabis industry may adversely affect our business operations and the operations of our borrowers.

Large, well-funded industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources, may have strong economic reasons to oppose the development of the cannabis industry. For example, should cannabis displace other drugs or products, the medical cannabis industry could face a material threat from the pharmaceutical industry, which is well-funded and possesses a strong and experienced lobby. The cannabis industry also faces increased competition from the federally legal hemp industry. Any inroads the pharmaceutical, or any other potentially displaced, industry or sector could make in halting or impeding the cannabis industry could have a detrimental impact on our business and the business of our borrowers.

Risks Related to Sources of Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

We intend to grow by expanding our portfolio of loans, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive lending opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to our business, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all.

Our access to capital will depend upon a number of factors over which we have little or no control, including, but not limited to:

- general economic or market conditions;
- the market's view of the quality of our assets;
- the market's perception of our growth potential;
- the current regulatory environment with respect to our business; and
- our current and potential future earnings and cash distributions.

If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance our loans to borrowers could be negatively impacted. In addition, while we do not consider our Company to be engaged in the cannabis industry, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to invest in companies involved in the cultivation, manufacturing and sale of cannabis. To date, we have been unable to obtain outside debt financing on terms and conditions better or equivalent to our current, affiliated debt financing. If debt financing with competitive rates continues to be unavailable to us on acceptable terms, our growth may be limited and our levered return on the loans we make may be lower.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the loans we make. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

Relatedly, due to the growth in the cannabis industry, the continued development and operation of businesses in the cannabis industry may require additional financing. The failure of our borrowers to raise such capital could result in the delay or indefinite postponement of current business objectives or the cessation of business, which could materially and adversely affect our debt investments in, or loans to borrowers.

Global economic, political and market conditions could have a significant adverse effect on our business, financial condition, liquidity and results of operations, including a negative impact on our ability to access the debt markets on favorable terms.

Downgrades by rating agencies to the U.S. government's credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our equity. Additionally, concerns regarding a potential increase in inflation would likely cause interest rates and borrowing costs to rise.

Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the effect of the United Kingdom leaving the European Union, and market volatility and loss of investor confidence driven by political events. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

The Chinese capital markets have also experienced periods of instability over the past several years. These market and economic disruptions, have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.

The current global financial market situation, as well as various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Additionally, the U.S. government's credit and deficit concerns, the European sovereign debt crisis, the potential trade war with China, relations between Russia and Ukraine and the conflict between Israel and Hamas and Israel and Hezbollah could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets on favorable terms.

Subject to the terms of the Indenture governing our 2027 Senior Notes, we may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our shareholders, and our governing documents and current credit facilities contain no limit on the amount of debt we may incur.

Subject to market conditions, availability and the terms of the Indenture governing our 2027 Senior Notes, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimate of the stability of our portfolio's cash flow. Our governing documents and our TCGSL Credit Agreement (as defined below) contain no limit on the amount of debt we may incur, and, subject to the covenants contained in the Indenture, we may significantly increase the amount of leverage we utilize at any time without approval of our shareholders. Leverage can enhance our potential returns but can also exacerbate our losses. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including, but not limited to, the risks that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt we incur or we may fail to comply with all of the other covenants contained in such debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

- we may be unable to borrow additional funds as needed or on favorable terms, or at all;

- to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

- our default under any loan with cross-default provisions could result in a default on other indebtedness;

- incurring debt may increase our vulnerability to adverse economic and industry conditions with no assurance that loan yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on the debt we may incur, thereby reducing funds available for operations, future business opportunities, shareholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for RIC qualification, or other purposes; and

- we are not able to refinance debt that matures prior to the loan it was used to finance on favorable terms, or at all.

There can be no assurance that a leveraging strategy will be successful. If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our shareholders could be materially and adversely affected.

Our indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2025, our total consolidated indebtedness was approximately $98.0 million (excluding debt issuance costs and accrued interest), including $21.0 million that we had drawn under our Revolving Credit Facility. Our indebtedness could have significant adverse consequences to us, such as:

- limiting our ability to satisfy our financial obligations;

- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures or other debt service requirements or for other purposes;

- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

- limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;

- restricting us from making strategic acquisitions, developing properties or exploiting business opportunities;

- restricting the way in which we conduct our business because of financial and operating covenants;

- covenants in the agreements governing our and our subsidiaries' existing and future indebtedness;

- exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries' debt instruments that could have a material adverse effect on our business, financial condition and operating results;

- increasing our vulnerability to a downturn in general economic conditions; and

- limiting our ability to react to changing market conditions in our industry and in our borrowers' industries.

In addition to our debt service obligations, our operations may require substantial investments. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make payments on our outstanding debt, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.

Holders of the 2027 Senior Notes have the right to require us to repurchase such 2027 Senior Notes for cash upon the occurrence of designated events. We expect that our future debt agreements or securities may contain similar provisions. We may not have sufficient funds to make the required repurchase or settlement, as applicable, of the 2027 Senior Notes in cash at the applicable time and, in such circumstances, may not be able to arrange the necessary financing on favorable terms, or at all. Similarly, our future subsidiary guarantors of the 2027 Senior Notes, if any, may not have sufficient funds with which to pay such amounts in respect of their guarantees of the 2027 Senior Notes, if any. In addition, our ability to make the required repurchase or settlement may be limited by law or the terms of other debt agreements or securities, as may be any subsidiary guarantor's ability to make payments in respect of its guarantee on such 2027 Senior Notes, if any. However, our failure to make the required repurchase or settlement, as applicable, of the 2027 Senior Notes, and any subsidiary guarantor's failure to pay such amounts pursuant to its guarantee of the 2027 Senior Notes, if any, would constitute an event of default under the applicable indenture which, in turn, could constitute an event of default under other debt agreements, thereby resulting in the acceleration and required prepayment of such other debt agreements and further restricting our ability to make such payments and repurchases.

We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness, including the 2027 Senior Notes, the Revolving Credit Facility and the TCGSL Credit Facility, or to fund our other liquidity needs. Additionally, if we incur additional indebtedness in connection with future acquisitions or development projects or for any other purpose, our debt service obligations could increase.

We may need to refinance all or a portion of our indebtedness, including the 2027 Senior Notes, the Revolving Credit Facility and the TCGSL Credit Facility, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

- our financial condition and market conditions at the time; and

- restrictions in the agreements governing our indebtedness.

As a result, we may not be able to refinance any of our indebtedness, including the 2027 Senior Notes, the Revolving Credit Facility and the TCGSL Credit Facility, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales or other sources of cash are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the 2027 Senior Notes, the Revolving Credit Facility and the TCGSL Credit Facility. Accordingly, if we cannot service our indebtedness, we may have to take actions such as seeking additional equity or delaying capital expenditures, or strategic acquisitions and alliances, any of which could have a material adverse effect on our operations. We cannot assure you that we will be able to effect any of these actions on commercially reasonable terms, or at all.

Monetary policy actions by the Federal Reserve could adversely impact both our borrowers and our financial condition.

We, as well as our borrowers, are affected by the fiscal and monetary policies of the United States Government and its agencies, including the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. In an effort to combat rising inflation levels, the Federal Reserve steadily began increasing the target federal funds rate in the first quarter of 2022 and continued to do so in 2023. While the Federal Reserve made three rate cuts in each of 2024 and 2025, there is uncertainty as to the timing and extend of future rate cuts in light of ongoing inflationary challenges and generally resilient macroeconomic data. Changes in the federal funds rate as well as the other policies of the Federal Reserve affect interest rates, which have a significant impact on the demand for debt capital. Changes in fiscal and monetary policies are beyond our control, are difficult to predict and could materially adversely affect us and our borrowers.

Any lending facilities will impose restrictive covenants.

Any lending facilities which we enter would be expected to contain, customary negative covenants and other financial and operating covenants, that among other things, may affect our ability to incur additional debt, make certain loans or acquisitions, reduce liquidity below certain levels, make distributions to our shareholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and loan and investment strategies. For example, such loan documents typically contain negative covenants that limit, among other things, our ability to repurchase our equity, distribute more than a certain amount of our net income or funds from operations to our shareholders, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates. If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default.

Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our loans.

Our primary interest rate exposures will relate to the financing cost of our debt. To the extent that our financing costs will be determined by reference to floating rates, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating-rate debt would increase, while any additional interest income we earn on our floating-rate loans may not compensate for such increase in interest expense. At the same time, the interest income we earn on our fixed-rate loans would not change, the duration and weighted average life of our fixed-rate loans would increase and the market value of our fixed-rate loans would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate loans would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us.

Any bank credit facilities that we may use in the future to finance our operations may require us to provide collateral or pay down debt.

We may utilize bank credit facilities (including term loans and revolving facilities) to finance our loans if they become available on acceptable terms. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. If we cannot meet these requirements, lenders could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if a lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of such loans. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to obtain leverage as fully as we would choose, which could reduce the return on our loans. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

In addition, there can be no assurance that we will be able to obtain bank credit facilities on favorable terms, or at all. Banks and other financial institutions may be reluctant to enter into lending transactions with us.

Adoption of the Basel III standards and other proposed supplementary regulatory standards may negatively impact our access to financing or affect the terms of our future financing arrangements.

In response to various financial crises and the volatility of financial markets, the Basel Committee on Banking Supervision (the "Basel Committee") adopted the Basel III standards several years ago to reform, among other things, bank capital adequacy, stress testing, and market liquidity risk. United States regulators have elected to implement substantially all of the Basel III standards and have even implemented rules requiring enhanced supplementary leverage ratio standards, which impose capital requirements more stringent than those of the Basel III standards for the most systematically significant banking organizations in the United States. Adoption and implementation of the Basel III standards and the supplemental regulatory standards adopted by United States regulators may negatively impact our access to financing or affect the terms of our future financing arrangements due to an increase in capital requirements for, and constraints on, the financial institutions from which we may borrow.

Moreover, in January 2019, the Basel Committee published its revised capital requirements for market risk, known as Fundamental Review of the Trading Book ("FRTB"), which are expected to generally result in higher global capital requirements for banks that could, in turn, reduce liquidity and increase financing and hedging costs. United States federal bank regulatory agencies released a formal FRTB proposal in July 2023. Under the proposal, large banks would begin transitioning to the new framework on July 1, 2025, with full compliance starting July 1, 2028. The impact of FRTB will not be known until after any resulting rules are finalized and implemented by the United States federal bank regulatory agencies.

Risks Related to Our Organization and Structure

Provisions in our charter (our "Charter") and our amended and restated bylaws (our "Bylaws") may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Our Charter and our Bylaws contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our Charter and Bylaws include, among others, provisions that:

- authorize our Board, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of our preferred stock, debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine;

- authorize "blank check" preferred stock, which could be issued by our Board without shareholder approval, subject to certain specified limitations, and may contain voting, liquidation, dividend and other rights senior to our common stock;

- establish a classified Board such that not all members of the Board are elected at each annual meeting of shareholders, which may delay the ability of our shareholders to change the membership of a majority of our Board;

- specify that only our Board, the chairman of our Board, our chief executive officer or president or, upon the written request of shareholders entitled to cast not less than a majority of the votes entitled to be cast, our secretary can call special meetings of our shareholders;

- establish advance notice procedures for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of individuals for election to our Board;

- provide that , except as may be required by the 1940 Act, a majority of directors then in office, even though less than a quorum, may fill any vacancy on our Board, whether resulting from an increase in the number of directors or otherwise;

- specify that no shareholder is permitted to cumulate votes at any election of directors;

- provide our Board the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new Bylaws; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our Charter, unless a different number of proportion is required by statute (including, but not limited to, the 1940 Act).

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Any provision of our Charter or Bylaws that has the effect of delaying or deterring a change in control could limit your opportunity to receive a premium for your shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Charter and Bylaws described above.

Our authorized but unissued shares of common stock and preferred stock may prevent a change in control of our Company.

The Charter authorizes us to issue shares of our common stock and our preferred stock without shareholder approval, subject to certain specified limitations. In addition, subject to certain voting rights specifically provided in our Charter or by state statute, our Board may, without shareholder approval, amend the Charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of our common stock and our preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board may, subject to certain specified limitations, establish a class or series of shares of our common stock and our preferred stock that could delay or prevent a merger, third-party tender offer, change of control or similar transaction or a change in incumbent management that might involve a premium price for shares of our common stock or otherwise be in the best interests of our shareholders.

The Maryland General Corporation Law prohibits certain business combinations, which may make it more difficult for us to be acquired.

We are a Maryland corporation and subject to the Maryland General Corporation Law ("MGCL"). Under the MGCL, "business combinations" between a Maryland corporation and an "interested shareholder" or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as: (a) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the then-outstanding voting stock of a corporation; or (b) an affiliate or associate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of such corporation.

A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the expiration of the five-year period described above, any business combination between a Maryland corporation and an interested shareholder must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of such corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of such corporation, other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested shareholder.

These supermajority vote requirements do not apply if the corporation's common shareholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The MGCL also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.

Pursuant to the statute, our Board has adopted a resolution exempting any business combination with Leonard M. Tannenbaum, or any of his affiliates. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and Leonard M. Tannenbaum or any of his affiliates. As a result, Leonard M. Tannenbaum or any of his affiliates may be able to enter into business combinations with us that may not be in the best interests of our shareholders, without compliance with the supermajority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of our Company and increase the difficulty of consummating any offer.

In addition, under the MGCL, holders of our "control shares" (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares. Our Bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our capital stock. There can be no assurance that this exemption will not be amended or eliminated at any time in the future.

The Charter contains provisions that make removal of our directors difficult, which could make it difficult for our shareholders to effect changes to management.

The Charter provides that a director may only be removed for cause upon the affirmative vote of holders of a majority of the votes entitled to be cast generally in the election of directors. This requirement makes it more difficult to change our management by removing and replacing directors and may prevent a change of control that is in the best interests of our shareholders.

Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, if any, and could discourage lawsuits against us and our directors, officers and employees, if any.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers, employees or other agents to us or to our shareholders, (d) any action asserting a claim against us or any of our directors, officers, employees or other agents arising pursuant to any provision of the MGCL, the Charter, the Bylaws or federal law, including the 1940 Act, (e) any other action asserting a claim against us or any of our directors, officers, employees or other agents that is governed by the internal affairs doctrine, or (f) any action brought by or in the right of any shareholder or any person claiming any interest in any shares of stock issued by us seeking to enforce or invalidate any provision of, or based on any matter arising out of, or in connection with, the Charter or Bylaws, or any series or class of any shares of stock issued by us, including any claim of any nature against us, or any director, officer, employee or agent to us. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, if and to the extent that any provision of the MGCL or any provision of the Charter or the Bylaws conflicts with any provision of the 1940 Act, the applicable provisions of the 1940 Act shall control.

These exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Our rights and the rights of our shareholders to recover on claims against our directors and officers are limited, which could reduce our and our shareholders' recovery against them if they negligently cause us to incur losses.

The MGCL provides that a director has no liability in such capacity if the director performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. A director who performs his or her duties in accordance with the foregoing standards should not be liable to us or any other person for failure to discharge his or her obligations as a director.

The Charter permits us, and the Bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable costs, fees and expenses in advance of final disposition of a proceeding to any individual who is a present or former director or officer and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. With the approval of our Board, we may provide such indemnification and advance for expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of our Company or a predecessor of our Company, including our Adviser and its affiliates. In addition to the indemnification provided by the Charter and Bylaws, we have entered into indemnification agreements to indemnify, and advance certain fees, costs and expenses to, our directors and officers, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements.

We are permitted, to the fullest extent permitted by law, and currently maintain insurance on behalf of our directors and officers. Alternatively, we may in the future establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring such persons against liability. Such insurance or any sinking fund may result in us having to expend significant funds, which will reduce the available cash for distribution to our shareholders.

Risks Related to Our Relationship with our Adviser and its Affiliates

Our future success depends on our Adviser and its key personnel and investment professionals. We may not find a suitable replacement for our Adviser if the Advisory Agreement is terminated or if such key personnel or investment professionals leave the employment of our Adviser or its affiliates or otherwise become unavailable to us.

We rely on the resources of our Adviser to manage our day-to-day operations, as we do not separately employ any personnel. We rely completely on our Adviser to provide us with investment advisory services and general management services. Each of our executive officers also serve as officers or employees of our Adviser. Our Adviser has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers, key personnel and investment professionals of our Adviser as well as the information and deal flow generated by such individuals. The officers, key personnel and investment professionals of our Adviser source, evaluate, negotiate, close and monitor our loans; therefore, our success depends on their continued service. The departure of any of the officers, key personnel and investment professionals of our Adviser could have a material adverse effect on our business.

Our Adviser is not obligated to dedicate any specific personnel exclusively to us. None of our officers are obligated to dedicate any specific portion of their time to our business. Each of them may have significant responsibilities for other investment vehicles managed by affiliates of our Adviser. As a result, these individuals may not always be able to devote sufficient time to the management of our business. Further, when there are turbulent conditions in the real estate markets or distress in the credit markets, the attention of our Adviser's personnel and our executive officers and the resources of our Adviser may also be required by other investment vehicles managed by affiliates of our Adviser.

In addition, we offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser's officers, key personnel and investment professionals due to the termination of the Advisory Agreement, our Adviser being acquired, our Adviser being internalized by another client of our Adviser, or due to other circumstances. Currently, we are managed by our Board and its officers and by our Adviser, as provided for under the Advisory Agreement. If the Advisory Agreement is terminated and we are unable to find a suitable replacement for our Adviser, we may not be able to execute its investment strategy.

Our growth depends on the ability of our Adviser to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time.

Our ability to achieve our investment objectives depends on our ability to grow, which depends, in turn, on the management and investment teams of our Adviser and their ability to identify and to make loans on favorable terms in accordance with our investment strategy as well as on our access to financing on acceptable terms. The demands on the time of the professional staff of our Adviser will increase as our portfolio grows and the management of our Existing Portfolio may divert our Adviser's attention from future potential loans or otherwise slow our rate of investment. Our Adviser may be unable to successfully and efficiently integrate new loans into our Existing Portfolio or otherwise effectively manage our assets or our future growth effectively. We cannot assure you that our Adviser will be able to hire, train, supervise, manage and retain new officers and employees to manage future growth effectively, and any such failure could have a material adverse effect on our business. The failure to consummate loans on advantageous terms without substantial expense or delay would impede our growth, would negatively affect our results of operations and our ability to generate cash flow and make distributions to our shareholders, and could cause the value of our common stock to decline.

There are various conflicts of interest in our relationship with our Adviser that could result in decisions that are not in the best interests of our shareholders.

We are subject to conflicts of interest arising out of our relationship with our Adviser and its affiliates. We are managed by our Adviser and our executive officers are employees of our Adviser or one or more of its affiliates. There is no guarantee that the policies and procedures adopted by us, the terms and conditions of the Advisory Agreement or the policies and procedures adopted by our Adviser and its affiliates, will enable us to identify, adequately address or mitigate these conflicts of interest.

Some examples of conflicts of interest that may arise by virtue of our relationship with our Adviser include:

Adviser's advisory activities. While our Adviser and its affiliates have agreed that for so long as our Adviser is managing us, neither it nor any of its affiliates will sponsor or manage any other BDC that invests primarily in loans of the same kind as our Company, our Adviser and its affiliates may otherwise manage other investment vehicles that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized in the future. For example, our Adviser and/or its affiliates may provide investment advisory and other management services to an investment vehicle focused on investing in operators and ancillary companies in the cannabis industry and lower middle-market companies by providing debt and equity capital to such operators and companies.

Allocation of loans. Our Adviser and its affiliates endeavor to allocate loan opportunities in a fair and equitable manner, subject to their internal policies. The internal policies of our Adviser and its affiliates, which may be amended without our consent, are intended to enable us to share equitably with any other investment vehicles that are managed by our Adviser or affiliates of our Adviser. In general, loan opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles' available capital, their investment objectives or strategies, their risk profiles and their existing or prior positions in a borrower or particular loan, their potential conflicts of interest, the nature of the opportunity and market conditions, certain regulatory considerations as well as the rotation of loan opportunities. Nevertheless, it is possible that we may not be given the opportunity to participate in certain loans made by investment vehicles managed by our Adviser or affiliates of our Adviser. In addition, there may be conflicts in the allocation of loan opportunities among us and the investment vehicles managed by our Adviser or affiliates of our Adviser.

Co-investments. Other investment vehicles managed by our Adviser or affiliates of our Adviser co-invest with us or hold positions in loans where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans, subject to applicable law. Such loans raise potential conflicts of interest between us and such other investment vehicles. To the extent such investment vehicles seek to acquire the same target assets as us, subject to the internal policies of our Adviser and its affiliates described above, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. In such circumstances, the size of the investment opportunity in loans otherwise available to us may be less than it would otherwise have been, and we may participate in such opportunities on different and potentially less favorable economic terms than such other parties if our Adviser deems such participation as being otherwise in our best interests. Furthermore, when such other investment vehicles have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant borrower, potentially resulting in an adverse impact on us. If we participate in a co-investment with an investment vehicle managed by our Adviser or an affiliate of our Adviser and such vehicle fails to fund a future advance on a loan, we may be required to, or we may elect to, cover such advance and invest additional funds. In addition, if we and such other investment vehicles invest in different classes or types of debt, equity or other investments relating to the same borrower, actions may be taken by such other investment vehicles that are adverse to our interests, including, but not limited to, during a work-out, restructuring or insolvency proceeding or similar matter occurring with respect to such loan. Subject to applicable internal policies of our Adviser and its affiliates, our Adviser and/or its affiliates may also from time to time serve as administrative agent to all lenders of such co-invested loans. In such a case, there may arise potential conflicts of interest between us, such other investment vehicles and/or such affiliated administrative agent.

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, the prior approval of the SEC. We have applied for an exemptive order from the SEC that would permit us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Investments into investment vehicles managed by our Adviser or affiliates of our Adviser and their borrowers. Subject to applicable law, we may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Adviser or affiliates of our Adviser and their borrowers or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their borrowers. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's-length transaction.

Fees and expenses. We will be responsible for certain fees and expenses as determined by our Adviser, including due diligence costs, legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating loan opportunities, regardless of whether such loans are ultimately consummated by the parties thereto.

The ability of our Adviser and its officers and employees to engage in other business activities may reduce the time our Adviser spends managing our business and may result in certain conflicts of interest.

Certain of our officers and directors and the officers and other personnel of our Adviser also serve or may serve as officers, directors or partners of certain affiliates of our Adviser, as well as investment vehicles sponsored by such affiliates, including investment vehicles or managed accounts not yet established, whether managed or sponsored by affiliates or our Adviser. Accordingly, the ability of our Adviser and its officers and employees to engage in other business activities may reduce the time our Adviser spends managing our business. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our Adviser and its officers and employees will not be devoted exclusively to our business; instead it will be allocated between our business and the management of these other investment vehicles.

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter. In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

The compensation we pay to the Adviser will be determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm's-length negotiations.

We rely completely on our Adviser to provide us with investment advisory services and general management services. Our executive officers also serve as officers or employees of our Adviser. Our Advisory Agreement was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

The Adviser's influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

The Adviser is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. The Adviser may advise us to consummate transactions or conduct our operations in a manner that, in the Adviser's reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to the Adviser. The Adviser's ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders. Our Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

The incentive fee based on income takes into account our past performance.

The incentive fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted, from the calendar quarter then ending and the Trailing Four Quarters. The effect of calculating the incentive fee using reference to the Trailing Four Quarters is that, in certain circumstances, an incentive fee based on income is payable to the Adviser although our net income for such quarter did not exceed the hurdle rate or the incentive fee will be higher than it would have been if calculated based on our performance for the applicable quarter without taking into account the Trailing Four Quarters. For example, if we experience a net loss for any particular quarter, an incentive fee may still be paid to the Adviser if such net loss is less than the net loss for the most recent quarter that preceded the Trailing Four Quarters. In such circumstances, the Adviser would be entitled to an incentive fee whereas it would not have been entitled to an incentive fee if calculated solely on the basis of our performance for the applicable quarter.

If our Advisory Agreement is terminated and we are unable to find a suitable replacement for our Adviser, we may not be able to continue to execute our investment strategy.

Our Adviser has limited liability and is entitled to indemnification under the Advisory Agreement.

Under the Advisory Agreement, our Adviser has not assumed any responsibility to us other than to render the services called for under that agreement. Our Adviser is not responsible for any action of the Board in following or declining to follow our Adviser's advice or recommendations. Under the Advisory Agreement, the Adviser, any sub-adviser, each of their respective directors, trustees, officers, shareholders or members (and their shareholders or members, including the owners of their shareholders or members), agents, employees, consultants, controlling persons (as determined under the 1940 Act ("Controlling Persons")), and any other person or entity Affiliated with the Adviser or sub-adviser (including each of their respective directors, trustees, officers, shareholders or members (and their shareholders or members, including the owners of their shareholders or members), agents, employees or Controlling Persons) and any other person or entity acting on behalf of, the Adviser or Sub-Adviser (each an "Indemnified Party" and, collectively, the "Indemnified Parties"), will not be liable to us for any actions taken or omitted to be taken by our Adviser in connection with the performance of any of its duties or obligations under the Advisory Agreement or otherwise as an investment adviser of us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services. In addition, as part of the Advisory Agreement, we have agreed to indemnify the Indemnified Parties, and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by such party in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of us or our security holders) arising out of or otherwise based upon the performance of any of our Adviser's duties or obligations under the Advisory Agreement or otherwise as an investment adviser of us, except in respect of any liability to us or our security holders to which such party would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of our Adviser's duties or by reason of the reckless disregard of our Adviser's duties and obligations under the Advisory Agreement. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Our Adviser manages our portfolio in accordance with very broad investment guidelines and our Board does not approve each loan and financing decision made by our Adviser, which may result in us making riskier loans than those currently comprising our Existing Portfolio.

While our Board periodically reviews our portfolios, it does not review all proposed investments. In addition, in conducting periodic reviews, such directors may rely primarily on information provided to them by our Adviser. Our Investment Guidelines may be changed from time to time upon recommendation by our Adviser and approval by a majority of our Board (which must include a majority of the independent directors of our Board) and our Adviser. Furthermore, our Adviser may use complex strategies and loans entered into by our Adviser that may be difficult or impossible to unwind by the time they are reviewed by our Board. Our Adviser has great latitude in determining the types of loans that are proper for us, which could result in loan returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. In addition, our Adviser is not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the 1940 Act and our qualification as a RIC. Decisions made and loans entered into by our Adviser may not fully reflect your best interests.

Our Adviser may change its investment process, or elect not to follow it, without the consent of our shareholders and at any time, which may adversely affect our loans.

Our Adviser may change its investment process without the consent of our shareholders and at any time. In addition, there can be no assurance that our Adviser will follow its investment process in relation to the identification and underwriting of prospective loans. Changes in our Adviser's investment process may result in inferior, among other things, due diligence and underwriting standards, which may adversely affect the performance of our portfolio.

We do not have a policy that expressly prohibits our directors, managers, officers, shareholders or affiliates, as applicable, from engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, shareholders or affiliates from engaging for their own account in business activities of the types conducted by us. For example, certain of our officers and directors and employees of our Adviser also have a relationship with our borrowers or other clients as part of their outside business activities. For example, Mr. Tannenbaum, our Chairman, and Mrs. Tannenbaum, our President and Chief Investment Officer, are the ultimate beneficial owners and/or control investment vehicles that have co-invested alongside us and as such, may lend to our borrowers. Mr. and Mrs. Tannenbaum own and control AFC Agent, an entity that provides services as an administrative agent to lenders under certain credit facilities, including credit facilities in which we are currently acting, or may in the future act as lenders. However, our conflicts of interest policies prohibit our directors and officers as well as employees of our Adviser from engaging in any transaction that involves a potential or actual conflict of interest with us without the approval of the Audit and Valuation Committee of our Board. In addition, our Advisory Agreement has limited restrictions on our Adviser's and its affiliates' respective ability to engage in additional management or loan opportunities, which could result in our Adviser or its affiliates engaging in management and investment activities that compete with us, and our conflict of interest policies acknowledge that such activities shall not be deemed a conflict of interest.

Our Adviser is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.

Our Adviser is currently an investment adviser under the Advisers Act. Our Adviser and its affiliates, as applicable, are subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the United States Government and regulators to increase the rules and regulations governing, and oversight of, the United States financial system. This activity resulted in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Adviser could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser (if relevant), revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect the ability of our Adviser and any of its applicable affiliates to manage their respective business. Additionally, our Adviser and any of its applicable affiliates must continually address conflicts between their respective interests and those of their respective clients, including us. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. Our Adviser has procedures and controls that we believe are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Adviser or any of its applicable affiliates fail, or appears to fail, to deal appropriately with conflicts of interest, such entity could face litigation or regulatory proceedings or penalties, any of which could adversely affect such entity's ability to manage our business.

While we believe that we benefit from our Adviser's key personnel and investment professionals expertise and experience, (i) we may not replicate the historical performance of our Adviser's key personnel and investment professionals or that of our Adviser's affiliates, (ii) we and our Adviser have not previously managed a BDC or any investment vehicle focused on providing loans for cannabis industry operators and (iii) we can provide no assurance that, in certain circumstances, their prior experience will not cause reputational harm for us.

We believe that we benefit from the extensive and diverse expertise and significant financing industry experience of the key personnel and investment professionals of our Adviser and its affiliates. However, investors should understand that we and our Adviser have limited prior operating history upon which to evaluate our and our Adviser's performance and we and our Adviser have not previously managed a BDC vehicle (although certain investment professionals employed by the Adviser have in the past managed one or more BDC vehicles) or any investment vehicle focused on providing loans for cannabis industry operators.

Additionally, in connection with their prior experience, certain of our Adviser's key personnel and its affiliates and our officers and directors have been named defendants in litigation or other legal proceedings involving their managed entities. For example, in 2015, Fifth Street Finance Corporation ("FSC") and Fifth Street Asset Management ("Fifth Street") and certain officers and directors of FSC and Fifth Street, including Mr. Tannenbaum and Alexander Frank, one of our directors, were named as defendants in actions alleging violations of Sections 10(b) and 20(a) of the Exchange Act regarding statements about the value of FSC's assets and Fifth Street and certain officers and directors, including Mr. Tannenbaum and Mr. Frank, were named as defendants in actions alleging that the defendants breached their fiduciary duties by causing FSC to enter into an unfair investment advisory agreement with Fifth Street and engaging in a scheme designed to artificially inflate FSC's assets. In addition, in 2018, Fifth Street Management, LLC ("FSM"), during a time in which Mr. Tannenbaum was an affiliate, was subject to a cease and desist order from the SEC (the "Order") relating to allegations of improper allocation of expenses to clients and failures relating to its review of a client's valuation model. The Order was limited to FSM and no individual or FSM affiliated entity was subject to the Order at any time. Additionally, each of these matters have been resolved with no admission of wrongdoing by any party and the dismissals of all claims against each of the named individuals but we cannot provide assurance that these prior legal proceedings or future legal proceedings involving us, our Adviser, our Adviser's key personnel or investment professionals or its affiliates or our officers or directors will not cause reputational harm for us.

In addition to other analytical tools, our Adviser may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed.

In addition to other analytical tools, our Adviser may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed. In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that our Adviser's projected results will be attained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments.

Following the Conversion, we expect that many of our portfolio investments will take the form of loans and securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not have market quotations available and the fair value may not be readily determinable. If market quotations are not available or reliable, the Adviser will value these investments pursuant to its own written valuation policies and procedures as approved by the Board, pursuant to its delegation to the Advisor, including to reflect significant events affecting the value of our investments. Many, if not all, of our investments (other than cash) may be classified as Level 3 under ASC Topic 820, Fair Value Measurement ("ASC 820"). This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We retain the services of one or more independent service providers to review the valuation of these loans and securities. However, the ultimate determination of fair value will be made by the Adviser as the Valuation Designee and not by such third-party valuation firm. The types of factors that the Adviser may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future, comparisons to publicly traded companies, relevant credit market indices and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate our valuation.

Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Also, since these valuations are, to a large extent, based on estimates, comparisons and qualitative evaluations of private information, our fair valuation process could make it more difficult for investors to accurately value our investments and could lead to undervaluation or overvaluation of our securities. In addition, the valuation of these types of securities may result in substantial write-downs and earnings volatility. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger public competitors.

Our net asset value ("NAV") could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities. Further, our NAV as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. For example, if we were required to sell a certain asset or all or a substantial portion of our assets on a particular date, the actual price that we would realize upon the disposition of such asset or assets could be materially less than the value of such asset or assets as reflected in our NAV. Volatile market conditions could also cause reduced liquidity in the market for certain assets, which could result in liquidation values that are materially less than the values of such assets as reflected in our NAV.

We will adjust on a quarterly basis the valuation of our portfolio to reflect the Adviser's determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statements of operations as net change in unrealized appreciation or depreciation on investments.

The participation of our Adviser's investment professionals in our valuation process, and the pecuniary interest in our Adviser by certain members of the Board, could result in a conflict of interest.

We expect to make many of our portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, effective following the Conversion, the Board has designated the Adviser as the "Valuation Designee" to perform fair value determinations for these investments pursuant to Rule 2a-5 under the 1940 Act, as described in "— The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments." Each of the interested members of the Board has an indirect pecuniary interest in our Advisor. The participation of our Adviser's investment professionals in our valuation process, and the pecuniary interest in our Adviser by certain members of the Board, could result in a conflict of interest as our Adviser's management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.

Federal Income Tax and Other Tax Risks

Following the Conversion, we are subject to corporate-level income tax if we are unable to qualify as a RIC.

In order to qualify and be eligible for taxation as a RIC under the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute dividends in respect of each taxable year of an amount equal to at least 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, to our stockholders. We will be subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to enable us to be eligible for taxation as a RIC. If we are unable to obtain cash from other sources, we may fail to be eligible for taxation as a RIC and, thus, may be subject to corporate-level income tax. To qualify and be eligible for taxation as a RIC, we must also meet certain asset diversification requirements at the end of each quarter of our taxable year. These tests may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualifications as a RIC. Because most of our investments will be in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify to be eligible for taxation as a RIC for any reason and become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to our stockholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders. See "Item 1. Business—Certain U.S. Federal Income Tax Consequences—Election to be Taxed as a RIC."

Stockholders may be required to pay tax in excess of the cash they receive.

Under our dividend reinvestment plan, if a stockholder owns shares of our common stock, the stockholder will have all cash distributions automatically reinvested in additional shares of that stockholder's common stock unless such stockholder, or his, her or its nominee on such stockholder's behalf, specifically "opts out" of the DRIP by delivering a written notice to the plan administrator prior to the record date of the next distribution. If a stockholder does not "opt out" of the DRIP, that stockholder will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, a stockholder may have to use funds from other sources to pay U.S. federal income tax liability on the value of the common stock received. Even if a stockholder chooses to "opt out" of the DRIP, we will have the ability to declare a large portion of a dividend in shares of our common stock instead of in cash in order to satisfy the Annual Distribution Requirement. As long as a portion of this dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a stockholder generally will be subject to tax on 100% of the fair market value of the dividend on the date the dividend is received by the stockholder in the same manner as a cash dividend, even though most of the dividend was paid in shares of common stock.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

Following the Conversion, for U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as amounts accrued as OID. OID may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such OID, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, will be included in income regardless of whether we concurrently receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash concurrently with such inclusion.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement in a given taxable year to distribute at least 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, as distributions to our stockholders in order to maintain our ability to be eligible for treatment as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify to be eligible for treatment as a RIC and thus be subject to corporate-level income tax.

We may be subject to withholding of U.S. federal income tax on distributions for non-U.S. stockholders.

Distributions by a BDC generally are treated as dividends for U.S. tax purposes, and will be subject to U.S. income or withholding tax unless the stockholder receiving the distribution qualifies for an exemption from U.S. tax, or the distribution is subject to one of the special look-through rules described below. Distributions paid out of net capital gains can qualify for a reduced rate of taxation in the hands of an individual U.S. stockholder, and an exemption from U.S. tax in the hands of a non-U.S. stockholder.

However, if properly reported by a RIC as such, dividend distributions by the RIC derived from certain interest income (such distributions, "interest-related dividends") and certain net short-term capital gains (such distributions, "short-term capital gain dividends") generally are exempt from U.S. withholding tax otherwise imposed on non-U.S. stockholders. Interest-related dividends are dividends that are attributable to "qualified net interest income" (i.e., "qualified interest income," which generally consists of certain interest and OID on obligations "in registered form" as well as interest on bank deposits earned by a RIC, less allocable deductions) from sources within the United States. Short-term capital gain dividends are dividends that are attributable to net short-term capital gains, other than short-term capital gains recognized on the disposition of U.S. real property interests, earned by a RIC. However, no assurance can be given as to whether any of our distributions will be eligible for this exemption from U.S. withholding tax or, if eligible, will be reported as such by us. Furthermore, in the case of shares of our stock held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we reported the payment as an interest-related dividend or short-term capital gain dividend. Since our common stock will be subject to significant transfer restrictions, and an investment in our common stock will generally be illiquid, non-U.S. stockholders whose distributions on our common stock are subject to U.S. withholding tax may not be able to transfer their shares of our common stock easily or quickly or at all.

A failure of any portion of our distributions to qualify for the exemption for interest-related dividends or short-term capital gain dividends would not affect the treatment of non-U.S. stockholders that qualify for an exemption from U.S. withholding tax on dividends by reason of their special status (for example, foreign government-related entities and certain pension funds resident in favorable treaty jurisdictions).

We may retain income and capital gains in excess of what is permissible for excise tax purposes and such amounts will be subject to 4% U.S. federal excise tax, reducing the amount available for distribution to taxpayers.

We may retain some income and capital gains in the future, including for purposes of providing us with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax. In that event, we will be liable for the tax on the amount by which we do not meet the foregoing distribution requirement.

Our business may be adversely affected if we fail to maintain our qualification as a RIC.

Following the Conversion, to maintain RIC tax treatment under the Code, we must meet the Annual Distribution Requirement, 90% Income Test and Diversification Tests described below. The Annual Distribution Requirement will be satisfied if we distribute dividends to our stockholders in respect of each taxable year of an amount generally at least equal to 90% of our investment company taxable income, determined without regard to any deduction for distributions paid. In this regard, a RIC may, in certain cases, satisfy the Annual Distribution Requirement by distributing dividends relating to a taxable year after the close of such taxable year under the "spillback dividend" provisions of Subchapter M of the Code. We will be subject to tax, at regular corporate rates, on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy the Excise Tax Avoidance Requirement, which is an additional distribution requirement with respect to each calendar year in order to avoid the imposition of a 4% excise tax on the amount of any under-distribution. Because we may use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and may, in the future, be subject to (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or chose or be required to retain a portion of our taxable income or gains, we could (i) be required to pay excise tax and (ii) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).

The 90% Income Test will be satisfied if we earn at least 90% of our gross income each taxable year from distributions, interest, gains from the sale of stock or securities, or other income derived from the business of investing in stock or securities. The Diversification Tests will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy the Diversification Tests, at least 50% of the value of our assets at the close of each quarter of each taxable year must consist of cash, cash equivalents (including receivables), U.S. government securities, securities of other RICs, and other acceptable securities, and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We also may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes). If we fail to maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may be impacted by changes in federal tax legislation.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our stockholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

Risks Related to our Common Stock

The market price for our common stock may be volatile, which could contribute to the loss of all or part of your investment.

The trading price of our common stock has been volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

- changes in governmental policies, regulations or laws;

- loss of a major funding source or inability to obtain new favorable funding sources in the future;

- equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;

- actual, anticipated or perceived accounting or internal control problems;

- publication of research reports about us, the real estate industry or the cannabis industry;

- our value of the properties securing our loans;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we may incur in the future;

- additions to or departures of the executive officers or key personnel supporting or assisting us from our Adviser or its affiliates, including our Adviser's investment professionals;

- speculation in the press or investment community about us or other similar companies;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock (if we have begun to make distributions to our shareholders) and which could cause the cost of our interest expenses on our debt to increase;

- failure to qualify or maintain our qualification as a RIC;

- price and volume fluctuations in the stock market generally; and

- general market and economic conditions, including the state of the credit and capital markets.

Any of the factors listed above could materially adversely affect your investment in our common stock, and our common stock may trade at prices significantly below the public offering price, which could contribute to a loss of all or part of your investment. In such circumstances the trading price of our common stock may not recover and may experience a further decline.

In addition, broad market and industry factors could materially adversely affect the market price of our common stock, irrespective of our operating performance. The stock market in general, and Nasdaq and the market for cannabis-related companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ours, may not be predictable. A loss of investor confidence in the market for finance companies or for those companies in the cannabis industry or the stocks of other companies which investors perceive to be similar to us, the opportunities in the finance or cannabis market or the stock market in general, could depress our stock price regardless of our business, financial condition, results of operations or growth prospects.

The value of our equity securities could be materially and adversely affected by our level of cash distributions.

The value of the equity securities of a company whose principal business is similar to ours is based primarily upon investors' perception of its growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the market value of its underlying assets. For that reason, our equity may be valued at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the price at which our equity could trade. Our failure to meet investors' expectations with regard to future earnings and cash distributions likely would materially and adversely affect the valuation of our equity.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation.

Following the Conversion, we are required by the 1940 Act to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Adviser as the Valuation Designee as described above in *"— The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments."*

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future offerings of debt securities, which would rank senior to our common stock upon a bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the value of our capital stock.

In the future, we intend to attempt to increase our capital resources by making offerings of debt or equity securities. As the cannabis industry continues to evolve and to the extent that additional states legalize cannabis, the demand for capital continues to increase as operators seek to enter and build out new markets. We expect the principal amount of the loans we originate to increase and that we will need to raise additional equity and/or debt funds to increase our liquidity in the near future. Upon bankruptcy or liquidation, holders of our debt securities, lenders with respect to any of our borrowings and holders of our preferred stock, if any, will receive a distribution of our available assets prior to the holders of our common stock. Equity offerings by us may dilute the holdings of our existing shareholders or reduce the valuation of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control.

We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.

We may in the future pay distributions from sources other than from our cash flow from operations. We intend to fund the payment of regular distributions to our shareholders entirely from cash flow from our operations. However, we may from time to time not generate sufficient cash flow from operations to fully fund distributions to shareholders. Therefore, if we choose to pay a distribution, we may choose to use cash flows from financing activities, including borrowings (including borrowings secured by our assets) and net proceeds of this or a prior offering, from the sale of assets or from other sources to fund distributions to our shareholders.

To the extent that we fund distributions from sources other than cash flows from operations, including borrowings, offering proceeds or proceeds from asset sales, the value of your investment will decline, and such distributions may constitute a return of capital and we may have fewer funds available for the funding of loans or less income-producing assets and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a shareholder's basis in our stock will be reduced and, to the extent distributions exceed a shareholder's basis, the shareholder will be required to recognize capital gain.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

Our Board may change our policies without shareholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, are determined by our Board or those committees or officers to whom our Board may delegate such authority. Our Board also establishes the amount of any dividends or other distributions that we may pay to our shareholders. Our Board or the committees or officers to which such decisions are delegated have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders are not entitled to approve changes in our policies.

There is a risk that shareholders may not receive distributions or that such dividends may not grow over time.

We intend to make to make regular quarterly distributions to our shareholders, consistent with our intention to qualify as a RIC. However, any future determination to actually pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. We therefore cannot assure our shareholders that we will achieve investment results and other circumstances that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions.

As one of our significant shareholders and significant beneficial owners of our Adviser, Robyn Tannenbaum, our President and Chief Investment Officer, and her husband can exert significant influence over our corporate actions and important corporate matters.

Robyn Tannenbaum, our President and Chief Investment Officer, and her husband, our founder and Chairman, Leonard M. Tannenbaum, collectively beneficially own approximately 26.6% of our common stock through direct ownership and indirectly through family office foundations and trusts as of the date of this Annual Report on Form 10-K. Mr. and Mrs. Tannenbaum collectively own 6,080,005 shares of our common stock and 180,400 shares of common stock are held by the Tannenbaum Family Foundation, for which the Reporting Person serves as the President, over which the Reporting Person disclaims beneficial ownership, except to the extent of his pecuniary interest. Mr. Tannenbaum, Mrs. Tannenbaum, and other Tannenbaum family members and trusts also own 72.4%, 9.7% and 9.7% of the outstanding equity of the Parent Manager as of December 31, 2025, respectively.

Mr. Tannenbaum and Mrs. Tannenbaum could therefore exert substantial influence over our corporate matters, such as electing directors and approving material mergers, acquisitions, strategic partnerships or other business combination transactions, as applicable. This concentration of ownership may discourage, delay or prevent a change in control which could have the dual effect of depriving our shareholders from an opportunity to receive a premium for their equity as part of a sale of AFC and otherwise reducing the price of such equity.

We are an "emerging growth company" and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which generally means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year's second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

Similarly, as a "smaller reporting company" under federal securities laws, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may be a smaller reporting company even after we are no longer an emerging growth company.

We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company and/or smaller reporting company, as applicable.

We incur significant costs as a result of being a public company, and such costs may increase when we cease to be an emerging growth company and/or smaller reporting company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements of the Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations may significantly increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers' attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Furthermore, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company nor a smaller reporting company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company for up to five full fiscal years, although circumstances could cause us to lose that status earlier as discussed above, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Risks Related to Our Election to be Regulated as a Business Development Company under the 1940 Act

We recently elected to be regulated as a business development company, which subjects us to a new and complex regulatory regime and may limit our operating flexibility.

On January 1, 2026, we elected to be regulated as a BDC under the 1940 Act. As a result, we are now subject to a comprehensive and complex regulatory regime that did not apply to us during the year ended December 31, 2025, when we operated as a REIT.

The 1940 Act imposes significant requirements and restrictions on our operations, including, among others, limitations on leverage, requirements regarding portfolio composition and qualifying assets, restrictions on transactions with affiliates, governance and reporting obligations, and compliance program requirements. These restrictions may limit our ability to pursue certain investment opportunities, structure transactions as we otherwise might, or respond quickly to changes in market conditions. Our failure to maintain our status as a BDC would result in our being subject to regulation as a registered closed-end investment company under the 1940 Act, absent the ability to rely on an exemption from the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.

In addition to these and other requirements applicable to us, our Adviser is subject to regulatory oversight by the SEC. To the extent the SEC raises concerns or has negative findings concerning the manner in which we or our Adviser operate, it could adversely affect our business.

Our historical results as a REIT may not be indicative of our future performance as a BDC.

Our financial statements for the year ended December 31, 2025, reflect our operations as a REIT and do not reflect the regulatory constraints, portfolio composition requirements, leverage limitations, or compliance obligations applicable to a us as a BDC. As a result, our historical operating results, financial metrics, and risk profile may not be indicative of our future performance as a BDC.

We may be unable to satisfy the qualifying asset requirements applicable to BDCs.

As a BDC, we are required to invest at least 70% of our total assets in "qualifying assets," as defined under the 1940 Act. These qualifying asset requirements constrain the types of investments we may make and the structure of our portfolio.

There can be no assurance that we will be able to identify a sufficient number of attractive investment opportunities that qualify as qualifying assets or that we will be able to maintain compliance with the qualifying asset test at all times. Market conditions, competition for investments, or changes in regulatory interpretations could limit our ability to deploy capital in qualifying assets. Failure to meet the qualifying asset requirements could result in regulatory consequences or require us to take remedial actions that could adversely affect our returns. For example, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals 150%, provided if certain disclosure and approval requirements are met, of our gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous to us in order to repay a portion of our indebtedness.

Furthermore, equity capital may be difficult to raise because, subject to some limited exceptions we are not generally able to issue and sell our common stock at a price per share below NAV. We may, however, sell our common stock, or warrants, options, or rights to acquire shares of our common stock, at a price below the current NAV of shares of our common stock if the Board determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount).

Our inability to utilize leverage to the same extent as non-BDC investment vehicles could place us at a competitive disadvantage and reduce our potential returns. In addition, declines in the value of our portfolio investments could cause us to breach applicable asset coverage requirements, potentially requiring us to reduce leverage, sell assets at unfavorable prices, or limit new investments.

Certain investors are limited in their ability to make significant investments in us.

Private funds that are excluded from the definition of "investment company" either pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act are restricted from acquiring directly or through a controlled entity more than 3% of our total outstanding voting stock (measured at the time of the acquisition). Investment companies registered under the 1940 Act and BDCs, such as us, are also subject to this restriction as well as other limitations under the 1940 Act that would restrict the amount that they are able to invest in our securities. As a result, certain investors will be limited in their ability to make significant investments in us at a time that they might desire to do so.

We are subject to significant restrictions on transactions with affiliates, which may limit our access to attractive investment opportunities.

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, the SEC. We consider our Adviser and its affiliates to be our affiliates for such purposes. In addition, any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate without the prior approval of our Independent Directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our Independent Directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

We may, however, invest alongside the Adviser and certain of its affiliates in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations or exemptive orders. For example, we may invest alongside other clients of the Adviser and its affiliates and their clients ("Other Clients") consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our Adviser, acting on our behalf and on behalf of such Other Clients, negotiates no term other than price. We may also invest alongside Other Clients as otherwise permissible under regulatory guidance, applicable regulations or exemptive orders and the Adviser's allocation policy. If we are prohibited by applicable law from investing alongside Other Clients with respect to an investment opportunity, we may not be able to participate in such investment opportunity. In situations where co-investment with Other Clients is not permitted or appropriate, Adviser will need to decide which client will proceed with the investment. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available to us.

We, the Adviser and certain of our affiliates have been granted exemptive relief from the SEC to permit greater flexibility to negotiate the terms of co-investments if effected pursuant to the Order and in accordance with the conditions to such exemptive relief set forth therein. Our exemptive relief permitting co-investment transactions generally applies only if our Independent Directors and Directors who have no financial interest in such transaction review and approve in advance certain such co-investment transactions. The exemptive relief imposes other conditions with which we must comply to engage in co-investment transactions.

As a Nasdaq-listed BDC, these affiliate transaction restrictions may limit our ability to engage in transactions that could otherwise be beneficial to us, including co-investment transactions, financing arrangements, or other strategic transactions involving affiliates. Compliance with these restrictions may increase transaction costs, delay execution, or prevent us from pursuing certain opportunities altogether.

We may rely on exemptive relief, which is subject to conditions and regulatory oversight.

We may rely, or seek to rely, on exemptive relief granted by the SEC to engage in activities that would otherwise be restricted under the 1940 Act. Such relief typically is subject to detailed conditions and ongoing compliance obligations.

If we fail to comply with the conditions of any exemptive relief, or if such relief is modified, withdrawn, or not renewed, we may be required to alter our operations, unwind transactions, or forego certain investment opportunities, which could materially and adversely affect our business.

Valuation of our portfolio investments is inherently subjective and may result in volatility in our net asset value.

Following the Conversion, we are required by the 1940 Act to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Adviser as the Valuation Designee as described above in "— *The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments.*"

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we generally use the pricing indicated by the external event to corroborate and/or assist in our valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Many of the investments we expect to hold as a BDC will be illiquid, privately negotiated, or otherwise not readily marketable. As a result, their valuation requires the use of significant judgment and estimates, including assumptions regarding future cash flows, market conditions, and credit risk.

Valuation determinations are inherently uncertain, and different methodologies or assumptions could result in materially different valuations. Changes in valuations may cause significant fluctuations in our net asset value, which could adversely affect our stock price and investor confidence.

We intend to elect to be treated as a regulated investment company, and failure to maintain such status could result in adverse tax consequences.

Beginning with out taxable year December 31, 2026, we intend to elect to be treated as a RIC for U.S. federal income tax purposes. To maintain RIC status, we must satisfy various income, asset diversification, and distribution requirements.

Failure to qualify or maintain qualification as a RIC could subject to U.S. federal corporate income tax and materially reduce the amount of cash available for distribution to shareholders. Our ability to maintain RIC status will depend on our investment activities, income composition, and distribution practices, all of which may be affected by market conditions and regulatory requirements.

As a Nasdaq-listed BDC, we are subject to both securities exchange requirements and the 1940 Act, which increases compliance costs and complexity.

As a publicly traded company listed on Nasdaq, we are subject to Nasdaq listing standards, SEC reporting requirements, and the requirements of the Sarbanes-Oxley Act, in addition to the provisions of the 1940 Act applicable to BDCs. Compliance with these overlapping regulatory regimes increases our operational complexity and costs.

Any failure to comply with applicable Nasdaq listing standards or securities laws could result in trading halts, delisting, or other regulatory actions, which could adversely affect the liquidity and market price of our common stock.

Regulatory changes affecting BDCs could adversely impact our business.

The laws, rules, and regulations governing BDCs are subject to change, and regulatory interpretations may evolve over time. Legislative or regulatory changes could impose additional restrictions on our operations, limit our investment flexibility, increase compliance costs, or adversely affect attractiveness of the BDC structure.

Any such changes could materially and adversely affect our business, financial condition, and results of operations.

General Risk Factors

Ineffective internal controls could impact our business and operating results.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and the reliability of our consolidated financial statements could be compromised.

We rely on information technology in our operations, and security breaches and other disruptions in our systems could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our borrowers and business partners, including personally identifiable information of our borrowers and employees, if any, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our borrowers for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation, damage to business relationships and regulatory fines and penalties. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Although we intend to implement processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, such measures will not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

We may utilize artificial intelligence, which exposes us to liability and affects our business.

We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, "AI") in connection with our business. The use of AI is still a relatively new and emerging technology, and the introduction and incorporation of AI may expose us to additional risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we compete with other companies in this space. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could further complicate our efforts and adversely affect our business.

Future sales of our capital stock or other securities convertible into our capital stock could cause the value of our common stock to decline and could result in dilution of your shares of our common stock.

Our Board is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of our preferred stock, debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine.

Sales of substantial amounts of our capital stock or other securities convertible into our capital stock could cause the valuation of our capital stock to decrease significantly. We cannot predict the effect, if any, of future sales of our equity, or the availability of our equity for future sales, on the value of our equity. Sales of substantial amounts of our equity by any large shareholder, or the perception that such sales could occur, may adversely affect the valuation of our equity.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would materially adversely affect our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. When we lose our status both as an emerging growth company and a smaller reporting company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Any testing by us conducted in connection with Sarbanes-Oxley, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could materially adversely affect the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company has no employees and is externally managed by our Adviser. Pursuant to the terms of the Advisory Agreement, our Adviser manages, operates and administers our day-to-day operations, business and affairs, subject to the direction and supervision of the Board. The Board recognizes the critical importance of maintaining the trust and confidence of our business partners. The Board plays an active role in overseeing management of our risks, and cybersecurity represents an important component of the Company's overall approach to risk management and oversight. The Company and our Adviser are committed to protecting the confidentiality of all nonpublic information related to the Company's borrowers, shareholders and their personnel.

Risk Management and Strategy

As an externally managed company, the Company relies on our Adviser's corporate information technology, accounting and financial reporting platforms, enterprise applications and related systems (the "Information Systems") in connection with the Company's day-to-day operations. Our Adviser has adopted a written information security program (the "Written Information Security Policy"), which is designed to address applicable requirements under Regulation S-P and the FTC Safeguards Rule. Consequently, the Company also relies on the processes for assessing, identifying, and managing material risks from cybersecurity threats under the Adviser's Written Information Security Policy. The processes include, among other things, maintaining secure digital or physical access to information assets, using manual and automated detection methods for malicious code, due diligence of third-party vendors, and engaging a leading provider of cybersecurity services to assess and manage cybersecurity risk. For third-party service vendors that perform a variety of important functions for our business, we seek to engage reliable, reputable service vendors that maintain cybersecurity programs.

All of the Company's personnel are employees of the Adviser or one of its affiliates and are subject to the Adviser's policies and procedures. Our Adviser utilizes a third-party managed & cybersecurity services provider (the "MSSP") for cybersecurity services, including threat detection and response, vulnerability assessment and monitoring, security incident response and recovery and general cybersecurity education and awareness. Our Adviser and the MSSP engage in periodic assessment and training regarding the policies, standards and practices designed to address cybersecurity threats and incidents. Our cybersecurity risk management is integrated into our overall enterprise risk management and shares common methodologies, reporting channels and governance processes that apply across our enterprise risk management.

To date, we have not experienced any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company and we are not aware of any cybersecurity threats that are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition. For additional discussion of the risks posed by cybersecurity threats, see "*Risk Factors—General Risk Factors—We rely on information technology in our operations, and security breaches and other disruptions in our systems could compromise our information and expose us to liability, which would cause our business and reputation to suffer.*"

Governance

The Company's Audit and Valuation Committee oversees the Company's cybersecurity risk management process. The Audit and Valuation Committee has adopted a charter that provides that the Audit and Valuation Committee must periodically review and discuss with the Company's management team the Company's guidelines and policies with respect to risk assessment and risk management of cybersecurity and other risk exposures relevant to the Company's computerized information system controls and security. The Audit and Valuation Committee may receive additional training in cybersecurity and data privacy matters to enable its oversight of such risks. The Audit and Valuation Committee will report to the Board on the substance of such reviews and discussions and, as necessary, recommend to the Board such actions as the Audit and Valuation Committee deems appropriate.

As noted above, the Company relies on the Information Systems in connection with the Company's day-to-day operations. The Company relies on the MSSP's processes for assessing, identifying, and managing material risks from cybersecurity threats.

The Company's Chief Financial Officer and Treasurer, Chief Legal Officer and Secretary, and Head of IT work collaboratively with other employees of our Adviser or its affiliates and the MSSP to ensure the MSSP's services protect the Company's Information Systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. These members of the Company's management team, together with the MSSP, monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Audit and Valuation Committee when appropriate. These members of the Company's management team meet periodically to assess cybersecurity risks and discuss with the Audit and Valuation Committee. They have gained relevant knowledge, skills and experience in information technology and cybersecurity risk management, including overseeing third-party vendors in such areas, through their roles at the Company or other organizations.

Item 2. Properties

We currently maintain our executive office in West Palm Beach, Florida. Our Florida office is leased by our Administrator or one of its affiliates from a third party and pursuant to the terms of our Administration Agreement, we reimburse our Administrator (or its affiliate, as applicable) for certain expenses relating to such offices (including our pro-rata portion of rent, telephone, printing, mailing, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses), as well as expenses relating to disaster backup recovery sites and facilities maintained for us, our affiliates, our loans or our Administrator or its affiliates, in each case, as required for our operation.

We do not own any real estate or other physical properties materially important to our operations. We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices in the same area.

Item 3. Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. Furthermore, third parties may try to seek to impose liability on us in connection with our loans. As of December 31, 2025, the Company was not subject to any material pending legal proceedings to which the Company is a party or any of the Company's assets are subject that could materially impact its business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed for trading on the Nasdaq Stock Market under the symbol "AFCG." On February 25, 2026, the closing price of our common stock, as reported on the Nasdaq, was $2.41 per share. There were 50 holders of record of our common stock as of February 25, 2026. This number does not include beneficial owners who hold shares of our common stock in street name. However, because many of our common shares are held by brokers and other institutions, we believe that there are many more beneficial holders of our common shares than record holders.

Distribution Policy

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains and certain non-cash income, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of such REIT taxable income. If we distribute less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gain net income for the calendar year, and (iii) any undistributed shortfall from our prior calendar year (the "Required Distribution") to our shareholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay a non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed.

As a result, in order to satisfy the requirements for us to qualify as a REIT during the year ended December 31, 2025 and generally not be subject to U.S. federal income and excise tax, we made regular quarterly distributions of all or substantially all of our REIT taxable income to our shareholders out of assets legally available therefor. REIT taxable income as computed for purposes of the foregoing tax rules will not necessarily correspond to our net income as determined for financial reporting purposes, or our Distributable Earnings as described under "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Distributable Earnings.*"

Effective January 1, 2026, we elected to be regulated as a BDC under the 1940 Act and, beginning with our taxable year ending December 31, 2026, we intend to elect to be treated as a RIC for U.S. federal income tax purposes. As a RIC, we generally will be required to distribute at least 90% of our investment company taxable income each taxable year in order to maintain RIC status. Accordingly, following the Conversion, we will generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by the Board in its discretion. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Any future determination to actually pay dividends or other distributions will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements, the distribution requirements applicable to us as a RIC, our investment company taxable income and other factors that our Board deems relevant. Under the MGCL, we generally may only pay a dividend or other distribution if, after giving effect to the distribution, we would be able to pay our indebtedness as it becomes due in the usual course of business and our total assets exceed our total liabilities.

To the extent that our cash available for distribution is less than the amount required to be distributed under the applicable provisions of the Code, including the requirements applicable to RICs, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate loans in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.

Equity Compensation Plan Information

See Note 10 to our consolidated financial statements for the year ended December 31, 2025 included in this Annual Report for information regarding our 2020 Plan.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and our accompanying notes and other information included in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading "Risk Factors," in this Annual Report. Unless the context otherwise requires, as used in this section the terms "we," "us," "our," or "AFC," refers to Advanced Flower Capital Inc.

Business Overview

Advanced Flower Capital Inc. is an institutional lender that was founded in July 2020 by a veteran team of investment professionals. We are a Maryland corporation and externally managed by AFC Management, LLC. Effective January 1, 2026, we elected to be regulated as a business development company ("BDC") under the 1940 Act, as amended (the "1940 Act").

During the year ended December 31, 2025, we primarily originated, structured, underwrote, invested in and managed senior secured loans and other types of mortgage loans and debt securities, with a specialization in loans to cannabis industry operators in states that have legalized medical and/or adult-use cannabis. During that period, our investment guidelines primarily related to deploying capital in attractive lending opportunities to state law-compliant cannabis operators, typically secured by real estate, equipment, cash flows and license value.

Our objective is to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation. During 2025, we sought to attain this objective primarily by providing loans to state law compliant cannabis companies. The loans we originate during this period were primarily structured as senior loans typically secured by real estate, equipment, cash flows and the value associated with licenses (where applicable) and/or other assets of the loan parties to the extent permitted by applicable laws and the regulations governing such loan parties. Some of our cannabis-related borrowers have their equity securities listed for public trading on the Canadian Securities Exchange ("CSE") in Canada and/or over-the-counter ("OTC") in the United States.

Spin-Off

On February 22, 2024, we announced a plan to separate into two independent, publicly traded companies. Prior to the Spin-Off, Sunrise Realty Trust, Inc. ("SUNS") held our CRE portfolio as our wholly-owned subsidiary. On July 9, 2024, we completed the separation of our CRE portfolio through the spin-off of SUNS into an independent, publicly traded company (the "Spin-Off") through a pro-rata distribution of all of the outstanding shares of SUNS common stock to our shareholders of record as of the close of business on July 8, 2024 (the "Record Date"). Our shareholders of record as of the Record Date received one share of SUNS common stock for every three shares of our common stock held as of the Record Date. We retained no ownership interest in SUNS following the Spin-Off. In connection with the Spin-Off, the operating results of the SUNS business through the date of the Spin-Off are reported in net income from discontinued operations, net of tax in the consolidated statements of operations for all periods presented. The related assets and liabilities are reported as assets and liabilities of discontinued operations on the consolidated balance sheets. Cash flows from the Company's discontinued operations are presented as such in the consolidated statements of cash flows for all periods presented.

Unless otherwise noted, all amounts, percentages and discussion below reflect only the results of operations and financial condition from our continuing operations.

Developments During the Year Ended December 31, 2025:

Updates to Our Loan Portfolio During the Year Ended December 31, 2025

In January 2025, AFC Agent placed Private Company K in a consensual receivership to operate the collateral assets for the benefit of the Company, as a secured lender, and all other stakeholders.

In February 2025, we entered into a $15.0 million senior secured credit facility with Private Company U, which was fully funded at closing. The loan was originated at a discount of 2.5% and matures March 1, 2028. The loan bears interest at 14.0%.

In February 2025, AFC Agent, on behalf of the Company and the other lenders, initiated a mortgage foreclosure proceeding in connection with the forbearance agreement entered into by the Company and Subsidiary of Private Company

G in March 2024 (the "2024 Subsidiary of Private Company G Forbearance Agreement") over a cultivation facility owned by Subsidiary of Private Company G. The Company also delivered a reservation of rights letter to Subsidiary of Private Company G concerning the occurrence of events of default and forbearance defaults under the credit agreement and the 2024 Subsidiary of Private Company G Forbearance Agreement, respectively, including unpermitted payments, the failure to maintain and preserve one of Subsidiary of Private Company G's cannabis licenses and its cultivation facility and its failure to cooperate with us in the foreclosure proceeding. We believe these defaults have had a material adverse impact on Subsidiary of Private Company G's ability to operate its business and make payments under the credit agreement. AFC Agent is also therefore pursuing a payment guarantee from the parent company and the beneficial shareholders of Subsidiary of Private Company G that guaranteed the loan.

In April 2025, we and AFC Agent (collectively, the "AFC Parties") commenced separate legal actions against (i) two shareholders (the "Guarantors") of the parent of Subsidiary of Private Company G in the United States District Court for the Southern District of New York asserting claims for violations of the Racketeer Influenced and Corrupt Organizations Act, breach of a shareholder guaranty, tortious interference with contract, fraud, aiding and abetting fraud, and conversion and (ii) the parent of Subsidiary of Private Company G in New York state court asserting a claim for breach of contract arising from its failure to satisfy its obligations under a guaranty agreement related to the Company's credit facility with Subsidiary of Private Company G.

In June 2025, the AFC Parties filed an amended complaint against the Guarantors, asserting claims for breach of contract, tortious interference with contract, fraud, aiding and abetting fraud, and conversion, and dismissing without prejudice the RICO cause of action. In July 2025, the Guarantors moved to dismiss the action and, in a separate motion, moved to transfer it to the District of New Jersey. Those motions are pending. AFC Agent is required to file a Note of Issue indicating the action is ready for trial by September 23, 2026.

In April 2025, two Subsidiaries of Private Company G-affiliated cannabis companies (the "Plaintiffs") that are borrowers the Company's credit facility with Subsidiary of Private Company G filed a complaint in the United States District Court for the District of New Jersey alleging, among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, and violations of the New York Uniform Commercial Code in connection with the Company's termination of a forbearance agreement between the parties. In May 2025, the court granted Plaintiffs' request for a preliminary injunction, enjoining the Company from seizing any of Plaintiffs' assets or cash or enforcing any remedy for Subsidiary of Private Company G's failure to (a) cooperate in the foreclosure proceeding on the Pennsylvania property; (b) provide annual audited financial statements for fiscal years 2023 and 2024; or (c) obtain a certificate of occupancy for the New Jersey facility by May 15, 2024. The Court did not consider Subsidiary of Private Company G's failure to maintain and preserve one of its subsidiary cannabis licenses or its unpermitted payments. In June 2025, the AFC Parties appealed the injunction to the Third Circuit Court of Appeals, which heard oral argument on March 3, 2026. On February 23, 2026, the District Court granted the AFC Parties' motion for summary judgment on the Amended Complaint's fourth count, which sought declaratory relief relating to the outstanding loan balance. The credit facility to Subsidiary of Private Company G matures on May 1, 2026.

Because each of these actions are in their early stages, no reasonable estimate of possible outcomes resulting from these legal actions can be made at this time.

On September 9, 2025, a complaint was filed in the Superior Court of the State of California in Los Angeles County naming, among others, the Company, the Manager, and certain of their officers and/or directors as defendants. On September 19, 2025, an amended complaint was filed in the same action that revised certain allegations, but did not assert new causes of action or add or remove plaintiffs or defendants. The amended complaint was filed by the parent company and two subsidiaries of Private Company G. The complaint alleges that the Company conspired with a restructuring advisory firm to mismanage the borrowers' operations and wrongfully seize their assets during a forbearance period that followed the borrowers' material defaults under the credit facility. The complaint alleges claims for breach of fiduciary duty, conversion, intentional interference with contract, and unjust enrichment, and seeks substantial monetary damages. On January 8, 2026, the Superior Court quashed service of summons as to the Company, Manager, and their officers and directors for lack of personal jurisdiction.

During the year ended December 31, 2025, we received approximately $5.5 million in aggregate voluntary prepayments from Private Company L, which was applied to our outstanding principal balance, recognizing $0.1 million in exit fees.

In April 2025, we entered into a $14.0 million senior secured credit facility with Subsidiaries of Private Company V. The loan was originated at a discount of 3.0% and matures April 1, 2029. The loan bears cash interest at 12.5% and 1.5%

interest paid-in kind. As of December 31, 2025, approximately $12.4 million was drawn and the remainder is available to be drawn within one year of closing.

In May 2025, we were fully repaid on our loan with Private Company T at par plus accrued interest. The outstanding principal of the senior secured term loan on the date of repayment was approximately $7.7 million.

In May 2025, we were fully repaid on our loan with Subsidiary of Public Company M at par plus accrued interest. The outstanding principal of our investment on the date of repayment was approximately $2.8 million.

In June 2025, we deemed our equipment loan receivable with Public Company A uncollectible and wrote off the remaining balance. At the time of write-off, the equipment loan with Public Company A had an outstanding principal balance of approximately $1.8 million and amortized cost of approximately $1.8 million. Prior to the write-off, the loan receivable had a CECL Reserve that was fully reserved for. In the second quarter of 2025, we wrote off $1.8 million, which was equal to the carrying value of the loan receivable, excluding the CECL Reserve at the time the loan was written off.

In August 2025, we entered into an agreement to purchase $10.0 million in outstanding principal amount of a senior secured term loan to Subsidiary of Public Company S, a publicly traded operator, at a 4.0% discount. The term loan under the Subsidiary of Public Company S Credit Facility accrues interest at a fixed rate per annum of 12.5% and matures in August 2030. Concurrently, our existing $10.0 million investment with Subsidiary of Public Company S was repaid at par plus accrued interest and we recognized an exit fee of approximately $0.2 million.

In August 2025, we were fully repaid on our loan with Private Company J at par plus accrued interest. The outstanding principal balance of the senior secured term loan on the date of repayment was approximately $23.2 million. We received exit fees of approximately $0.9 million upon repayment of the loan.

In September 2025, we entered into the third amendment to the credit agreement with Private Company O, which, among other things, increased the loan commitment by an additional $3.0 million under the terms of the existing credit agreement, extended the draw period and amortization start date until August 1, 2027 and increased the unused fee from 2.0% to 3.15%. All other material terms of the credit agreement remained substantially unchanged.

During the year ended December 31, 2025, we received approximately $6.3 million in total loan payments from Private Company A's sale of its collateral assets, which was applied as a reduction to the amortized cost of the Private Company A loan. As of December 31, 2025, our outstanding principal balance under the Private Company A Credit Facility was approximately $46.8 million. AFC Agent continues to monitor the court-appointed receivership installed to maintain the borrower's operations and maximize value for the benefit of its creditors.

The Company placed the loan with Private Company P on nonaccrual status effective June 1, 2025. In July 2025, AFC Agent delivered a notice of default and acceleration to Private Company P based on certain payment defaults, including the failure to make its interest payment when due on July 1, 2025. In November 2025, the Company and AFC Agent entered into a mutual release and settlement agreement with Private Company P and other related parties to resolve various claims and counterclaims among the parties relating to, among other things, the Company's credit facility with Private Company P and the underlying loan collateral. In connection with the settlement and release, the Company received a settlement amount of approximately $10.0 million, with $6.0 million of the settlement payment financed by the Company via a new loan to Private Company W at a 10% interest rate, which is held at fair value. The new loan will be secured by a second priority lien on the borrower's real property and a first priority lien on certain of the borrower's equipment and other personal property. The new loan is to be repaid over a term of three years (subject to a one-year extension), with monthly cash payments of principal and interest. At the time of write-off, the loan with Private Company P had an outstanding principal balance of approximately $15.6 million and the Company's net carrying value of its non-performing loan with Private Company P was approximately $10.0 million, which was net of the $5.3 million CECL Reserve at the time of resolution. During the year ended December 31, 2025, the Company realized a taxable loss of approximately $5.3 million and wrote off the CECL Reserve of $5.3 million.

In December 2025, we entered into an agreement to purchase $5.0 million in outstanding principal amount of a senior secured term loan to Subsidiary of Public Company T, a publicly traded operator, at par. The term loan under the Subsidiary of Public Company T Credit Facility accrues interest at a fixed rate per annum of 10.5% and matures in December 2030.

Revolving Credit Facility

In January 2025, we entered into Amendment Number Three to Loan and Security Agreement, by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto, pursuant to which, among other things, the parties agreed to reduce the procedural requirements for obligor loan receivables to become eligible under the borrowing base.

In April 2025, we entered into Amendment Number Four to Loan and Security Agreement ("Amendment Number Four"), by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Four, among other things, (i) extends the maturity date of the Revolving Credit Agreement to April 29, 2028, (ii) increases the interest rate floor from 4.00% to 7.00%, (iii) permits certain restricted payments to be made upon the Company meeting certain terms and conditions, and (iv) expands the collateral secured under the Revolving Credit Agreement from assets comprising of or relating to loan obligations designed for inclusion in the borrower base to substantially all of the Company's and its subsidiaries' assets. In connection with the amendment, the Revolving Credit Facility has a lead commitment of $30.0 million from a FDIC-insured banking institution (which may be increased up to $100.0 million in aggregate, subject to available borrowing base and additional commitments) which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided under the Revolving Credit Facility.

In June 2025, we entered into Amendment Number Five to the Loan and Security Agreement ("Amendment Number Five"), by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative party thereto. Amendment Number Five, among other things, increased the commitment from the lenders by $20.0 million to a total aggregate commitment of $50.0 million.

Interest is payable on the Revolving Credit Facility at the greater of (1) the applicable base rate plus 0.50% and (2) 7.00%, as provided in the Revolving Credit Agreement, as amended, payable in cash in arrears. In connection with the Revolving Credit Agreement and related amendments, we incurred certain closing costs of approximately $0.1 million, which were included in prepaid expenses and other assets on our consolidated balance sheets and amortized over the life of the Revolving Credit Facility.

AFCF Credit Facility

In April 2025, in conjunction with the entry by the Company into Amendment Number Four to the Revolving Credit Facility, we terminated that certain AFCF Credit Agreement, by and among the Company, as borrower, the lenders party thereto from time to time, and AFC Finance, LLC, as agent and lender. There were no outstanding borrowings under the AFCF Credit Agreement at the time of its termination.

2027 Senior Notes

During the year ended December 31, 2025, we repurchased $13.0 million in principal amount of the Company's 2027 Senior Notes at 96.3% of par value, plus accrued interest. This resulted in a gain on extinguishment of debt of approximately $0.4 million, recorded within the consolidated statements of operations. As of December 31, 2025, we had $77.0 million in principal amount of the 2027 Senior Notes outstanding.

At-the-Market Offering Program

In April 2022, we filed a shelf registration statement on Form S-3 with the SEC, registering the offer and sale of up to $1.0 billion of securities (the "Prior Shelf Registration Statement"). The Prior Shelf Registration Statement enabled us to issue shares of common stock, preferred stock, debt securities, warrants, rights, as well as units that include one or more of such securities. On April 17, 2025, we filed a new shelf registration statement on Form S-3 (File No. 333-286604) (the "Shelf Registration Statement") to replace the Prior Shelf Registration Statement, which was declared effective on April 25, 2025.

The Prior Shelf Registration Statement also included a prospectus for the ATM Program to sell up to an aggregate of $75.0 million of shares of our common stock that may be issued and sold from time to time under the Sales Agreement, dated April 5, 2022 (the "Sales Agreement"), with Jefferies LLC and Citizens JMP Securities LLC, as Sales Agents. Under the terms of the Sales Agreement, we have agreed to pay the Sales Agents a commission of up to 3.0% of the gross proceeds from each sale of common stock under the Sales Agreement.

The ATM Program and related Sales Agreement expired in April 2025, in connection with the expiration of our Prior Shelf Registration Statement. During the year ended December 31, 2025, the Company did not sell any shares of the Company's common stock under the Sales Agreement. We do not currently have an ATM program, but we may enter into a new ATM program and related sales agreement in the future pursuant to which sales may be made under the Shelf Registration Statement.

Dividends Declared Per Share

For the years ended December 31, 2025 and 2024, we declared the following cash dividends:

Date Declared	Payable to Shareholders of Record at the Close of Business on	Payment Date	Amount per Share		Total Amount	
March 4, 2024	March 31, 2024	April 15, 2024	$	0.48	$	9,920,205
June 13, 2024	June 24, 2024	July 15, 2024		0.48		9,920,205
June 27, 2024	July 8, 2024	July 15, 2024		0.15		3,100,064
September 13, 2024	September 30, 2024	October 15, 2024		0.33		7,221,076
December 13, 2024	December 31, 2024	January 15, 2025		0.33		7,369,866
2024 Period Subtotal			**$**	**1.77**	**$**	**37,531,416**
March 11, 2025	March 31, 2025	April 15, 2025	$	0.23	$	5,197,082
June 13, 2025	June 30, 2025	July 15, 2025		0.15		3,389,267
September 15, 2025	September 30, 2025	October 15, 2025		0.15		3,389,181
2025 Period Subtotal			**$**	**0.53**	**$**	**11,975,530**

Recent Developments

In January 2026, the Company completed a strategic transition from operating as a REIT to operating as a BDC. Effective January 1, 2026, the Company elected to be regulated as a BDC under the 1940 Act. As a result of this election, the Company is now subject to the regulatory framework applicable to BDCs, including requirements relating to portfolio composition, asset coverage, affiliate transactions, governance, and compliance. The Company was not regulated as a BDC during the year ended December 31, 2025.

Beginning with its taxable year ending December 31, 2026, the Company intends to elect to be treated as a regulated investment company ("RIC") for U.S. federal income tax purposes.

In connection with the Company's transition to BDC status, and subsequent to December 31, 2025, the Company entered into an amendment to its existing Revolving Credit Facility. The amendment, among other things, includes provisions in light of the Company's conversion from a REIT to a BDC. The amendment did not affect the Company's financial statements for the year ended December 31, 2025.

In January 2026, the Company entered into a new credit facility with TCGSL LLC, an affiliate of the Company (the "TCGSL Credit Facility"). The TCGSL Credit Facility is intended to provide additional liquidity and financial flexibility to support the Company's investment activities following is election to be regulated as a BDC. The TCGSL Credit Facility was entered into on terms approved in accordance with applicable governance and regulatory requirements and provides a $20.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the TCGSL Credit Agreement. Interest is payable on the TCGSL Credit Facility at a rate per annum equal to 8.5% and matures on August 1, 2028. The TCGSL Credit Facility was not outstanding during the year ended December 31, 2025.

In January 2026, we were fully repaid on our loan with Private Company L at par plus accrued interest. The outstanding principal balance of the senior secured term loan on the date of repayment was approximately $25.1 million. We received exit fees of approximately $1.5 million upon repayment of the loan.

In January 2026, we were fully repaid on our loan with Private Company O at par plus accrued interest. The outstanding principal balance of the senior secured term loan on the date of repayment was approximately $5.4 million. We received a prepayment premium of approximately $0.2 million upon repayment of the loan.

In January 2026, we entered into a $60.0 million senior secured credit facility with Private Company X, which was fully funded at closing. The loan was originated at a discount of 2.0% and matures February 1, 2031. The loan bears interest at rate of SOFR plus 8.5%, with a rate index floor of 2.75%.

In February 2026, we committed $29.7 million of a $60.0 million senior secured credit facility with Private Company Y, of which $20.1 million was funded at closing. The loan was originated at a discount of 2.5% and matures February 1, 2030. The loan bears cash interest at a rate of 7.5% and 9.0% interest paid-in kind, with the option for the borrower to elect to pay cash interest at a rate of 5.5% and 13.0% interest paid-in kind until the end of the fiscal quarter following the first anniversary of the initial closing date.

In February 2026, the Company delivered a notice of default and reservation of rights to Private Company N under the credit facilities governing the real estate and non-real estate loans, following the breach of certain financial covenants. The Company is evaluating its remedies and continues discussions with Private Company N regarding the matter. No assurance can be given as to the timing or outcome of these matters.

In March 2026, the Company's Board of Directors declared a regular cash dividend of $0.05 per outstanding share of common stock for the first quarter of 2026 to shareholders of record as of March 31, 2026, which will be paid on April 15, 2026.

Key Financial Measures and Indicators for the Year Ended December 31, 2025

As a commercial real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings, book value per share and dividends declared per share.

Book Value Per Share

We believe that book value per share is helpful to shareholders in evaluating our growth as we scale our equity capital base and continue to invest in our target investments. The book value per share of our common stock as of December 31, 2025 and 2024 was approximately $7.46 and $9.02, respectively.

Non-GAAP Metrics

Distributable Earnings

In addition to using certain financial metrics prepared in accordance with GAAP to evaluate our performance, we also use Distributable Earnings to evaluate our performance excluding the effects of certain transactions and GAAP adjustments we believe are not necessarily indicative of our current loan activity and operations. Distributable Earnings is a measure that is not prepared in accordance with GAAP. We use these non-GAAP financial measures both to explain our results to shareholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors and shareholders to assess the overall performance of our business using the same tools that our management uses to evaluate our past performance and prospects for future performance. The determination of Distributable Earnings is substantially similar to the determination of Core Earnings under our Management Agreement, provided that Core Earnings is a component of the calculation of any Incentive Compensation earned under the Management Agreement for the applicable time period, and thus Core Earnings is calculated without giving effect to Incentive Compensation expense, while the calculation of Distributable Earnings accounts for any Incentive Compensation earned for such time period.

We define Distributable Earnings as, for a specified period, the net income (loss) computed in accordance with GAAP, excluding (i) stock-based compensation expense, (ii) depreciation and amortization, (iii) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, (iv) provision for (reversal of) current expected credit losses, (v) TRS (income) loss, net of any dividends received from TRS and (vi) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors.

We believe providing Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to shareholders in assessing the overall performance of our business. As a REIT, we are required to distribute at least 90% of our annual REIT taxable income, subject to certain adjustments, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that shareholders invest in our common stock, we generally intend to attempt to pay dividends to our shareholders in an amount at least equal to such REIT taxable income, if and to the extent authorized by our Board. Distributable Earnings is one of many factors considered by our Board in authorizing dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of our dividends.

Distributable Earnings is a non-GAAP financial measure and should not be considered as a substitute for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings may not be comparable to similar measures presented by other REITs.

The following table provides a reconciliation of GAAP net (loss) income to distributable earnings:

		Years ended December 31,		
		2025		2024
Net (loss) income	$	(20,673,426)	$	16,784,205
Adjustments to net income (loss):				
Stock-based compensation expense		6,840,805		1,390,978
Depreciation and amortization		—		—
Unrealized losses or other non-cash items		7,933,276		9,806,916
Provision for current expected credit losses[1][2]		15,549,928		4,233,310
TRS (income) loss, net of dividends		(996,290)		2,711,006
One-time events pursuant to changes in GAAP and certain non-cash charges		—		—
Distributable earnings	$	8,654,293	$	34,926,415
Basic weighted average shares of common stock outstanding		22,246,019		20,821,239
Distributable earnings per basic weighted average share	$	0.39	$	1.68

(1) During 2024, the provision for current expected credit losses included approximately $71.9 thousand in connection with the Spin-Off, which was included in the net income from discontinued operations, net of tax financial statement line on the consolidated statements of operations.

(2) The provision for current expected credit losses is presented net of any write-offs.

Factors Impacting our Operating Results for the Year Ended December 31, 2025

The results of our operations are affected by a number of factors and primarily depend on, among other things, the level of our net interest margin, the market value of our assets and the supply of, and demand for, commercial real estate debt and other financial assets in the marketplace. Our net interest margin, which includes the accretion and amortization of OID, is recognized based on the contractual rate and the outstanding principal balance of the loans we originate. Interest rates will vary according to the type of loan, conditions in the financial markets, creditworthiness of our borrowers, competition and other factors, some of which cannot be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by our borrowers.

Results of Operations for the years ended December 31, 2025 and 2024

The following table summarizes our consolidated results of operations for the years ended December 31, 2025 and 2024:

	Years ended December 31,	
	2025	**2024**
Revenue		
Interest income	$ 31,322,137	$ 51,991,789
Interest expense	(6,758,536)	(6,336,308)
Net interest income	**24,563,601**	**45,655,481**
Expenses		
Management and incentive fees, net (less rebate of $854,432 and $947,969, respectively)	2,927,867	10,361,821
General and administrative expenses	3,231,642	3,967,764
Stock-based compensation	6,840,805	1,390,978
Professional fees	1,451,361	1,563,484
BDC conversion expenses	1,234,054	—
Total expenses	**15,685,729**	**17,284,047**
Provision for current expected credit losses	(22,590,706)	(4,161,456)
Realized losses on investments, net	—	(93,338)
Gain on extinguishment of debt	359,305	—
Change in unrealized losses on loans at fair value, net	(7,933,276)	(9,806,916)
Net (loss) income from continuing operations before income taxes	**(21,286,805)**	**14,309,724**
Income tax (benefit) expense	(613,379)	447,587
Net (loss) income from continuing operations	**(20,673,426)**	**13,862,137**

Net income (loss) from continuing operations. Our net loss from continuing operations allocable to our common shareholders for the year ended December 31, 2025, was approximately $(20.7) million, or $(0.95) per basic common share from continuing operations, compared to net income from continuing operations allocable to our common shareholders of approximately $13.9 million, or $0.64 per basic common share from continuing operations for the year ended December 31, 2024, respectively.

Interest income. Interest income decreased $(20.7) million, or (39.8)%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease in interest income was driven by more loan exits and prepayments in the prior period, which resulted in ($3.6) million lower fee income, ($3.9) million lower OID income due to the acceleration of unaccreted OID, ($3.3) million lower interest income driven by less capital deployed and ($1.6) million lower PIK income during the year ended December 31, 2025, as compared to the year ended December 31, 2024, respectively. Loans on nonaccrual status resulted in ($8.3) million lower interest income year over year.

Interest expense. Interest expense increased approximately $0.4 million, or 6.7%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, driven by an increase in the duration borrowings were outstanding on our Revolving Credit Facility resulting in additional interest expense of $0.4 million.

Management and incentive fees, net. Management fees decreased approximately $(0.7) million, or (18.5)%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease period over period was driven by lower equity, attributable to the Spin-Off of SUNS completed on July 9, 2024. In connection with the Spin-Off, we recognized a reduction to additional paid-in capital of approximately $115 million.

Incentive fees decreased approximately $(6.8) million, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, driven by lower Core Earnings (as defined in the Management Agreement). There was no incentive fee incurred during the year ended December 31, 2025.

General and administrative expenses. General and administrative expenses decreased $(0.7) million, or (18.6)%, and for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease year over year was primarily due to less reimbursable shared expenses allocated by our Manager of approximately $(0.5) million.

Stock-based compensation. Stock-based compensation increased $5.4 million, or 391.8%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, driven by restricted stock awards granted in November 2025 that immediately vested and the acceleration of outstanding restricted stock awards during 2025, which resulted in additional expense related to the modification of $2.8 million that was immediately recognized. Stock-based compensation expense is not expected to continue following the Conversion.

Professional fees. Professional fees decreased approximately $(0.1) million, or (7.2)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, respectively.

BDC conversion expenses. BDC conversion expenses are expensed as incurred and primarily include legal fees related to the creation and organization of our election to be regulated as a BDC. The Conversion process began during the second quarter of 2025 and we incurred approximately $1.2 million of conversion expenses during the year ended December 31, 2025. No such costs were incurred in the prior year.

Realized losses. The decrease in realized losses recognized for the year ended December 31, 2025, compared to the year ended December 31, 2024, was driven by a realized loss recognized in the prior period due to separate sales of our investment in Subsidiary of Public Company M. There were no realized losses recognized during the year ended December 31, 2025.

Gain on extinguishment of debt. The gain on extinguishment of debt was approximately $0.4 million for the year ended December 31, 2025, as a result of the repurchase of $13.0 million of our 2027 Senior Notes during the period. No repurchases took place during the year ended December 31, 2024.

Unrealized losses. Investments in loans held at fair value are recorded on the trade date at cost, which reflects the amount of principal funded net of any original issue discounts. An unrealized gain arises when the fair value of the loan portfolio exceeds its cost and an unrealized loss arises when the fair value of the loan portfolio is less than its cost. The net change in unrealized losses of approximately $1.9 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, respectively, was driven by the net change in the valuation of the loans, which was impacted by changes in recovery rates, market yields, and revenue multiples, partially offset by the sale of our loan with Private Company B in the prior period with an unrealized loss that was recovered.

Income tax (benefit) expense. Income tax expense decreased $(1.1) million, or (237.0)%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The change was driven by lower taxable income resulting from the write-off recognized during the year ended 2025 associated with Public Company A equipment loan and senior loan with Private Company P.

Provision for Current Expected Credit Losses

The provision for current expected credit losses increased approximately $18.4 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024, respectively. Our CECL Reserve as of December 31, 2025 was approximately $46.1 million, or 18.19%, of our total loans held at carrying value with a balance of approximately $253.6 million and was bifurcated between (i) the current expected credit loss reserve (contra-asset) related to outstanding balances on loans held at carrying value of approximately $46.1 million and (ii) a liability for unfunded commitments of approximately $0.1 million. The balance as of December 31, 2024 was approximately $30.6 million, or 10.36%, of our total loans held at carrying value and loan receivable held at carrying value balance of approximately $295.2 million and was bifurcated between (i) the current expected credit loss reserve (contra-asset) related to outstanding balances on loans held at carrying value and loan receivable held at carrying value of approximately $30.4 million and (ii) a liability for unfunded commitments of approximately $0.2 million. December 31, 2024 CECL Reserve balances exclude the commercial real estate loan portfolio and related CECL Reserve of SUNS in connection with the Spin-Off. The CRE CECL Reserve is included within discontinued operations for the prior period presented. The liability is based on the unfunded portion of loan commitments over the full contractual period over which we are exposed to credit risk through a current obligation to extend credit. Management considered the likelihood that funding will occur, and if funded, the expected credit loss on the funded portion when determining the amount to allocate to its CECL Reserve. We continuously evaluate the credit quality of each loan by assessing the risk factors of each loan. The change in the provision for current expected credit losses for the year ended period over period was due to an increase in CECL Reserves for loans with a risk rating of "4" or "5" as a result of changes in macroeconomic factors, changes to the loan portfolio including new commitments and repayments, borrower payment status, and changes in other data points we use in estimating the reserve.

Loan Portfolio

As of December 31, 2025, our portfolio was comprised of 15 loans (such portfolio, our "Existing Portfolio"). The aggregate commitment under these loans was approximately $332.6 million and outstanding principal was approximately $317.4 million as of December 31, 2025.

As of December 31, 2025, we had three loans on nonaccrual status, which included two loans held for investment with a carrying value of $88.8 million and carrying value net of CECL Reserve of $49.4 million, and one loan held at fair value with an outstanding principal balance of $46.8 million and fair value of $16.3 million.

The table below summarizes our total loan portfolio as of December 31, 2025, unless otherwise specified. Borrower names have been kept confidential due to confidentiality agreement obligations.

Loan Names	Original Funding Date[1]	Loan Maturity	AFC Loan, net of Syndication	% of Total AFC	Principal Balance as of 12/31/2025	Cash Interest Rate	PIK	Fixed/ Floating	Amortization During Term	YTM [2]
Private Co. A[3]	5/8/2020	5/8/2024	$ 38,125,129	11.5%	$ 46,790,684	13.0%	2.5%	Fixed	No	—%
Sub of Private Co. G[4]	4/30/2021	5/1/2026	73,052,668	22.0%	78,768,556	12.5%	N/A	Fixed	No	—%
Private Co. K[5]	4/28/2022	5/3/2027	13,229,626	4.0%	12,195,762	15.7%	2.0%	Floating	Yes	—%
Private Co. L	4/20/2022	5/1/2026	29,196,279	8.8%	25,146,957	13.0%	N/A	Floating	Yes	19%
Private Co. M	7/31/2023	7/31/2026	30,000,000	9.0%	23,599,497	9.0%	N/A	Fixed	Yes	18%
Private Co. N - Real Estate	3/22/2024	4/1/2028	19,327,505	5.8%	19,327,505	12.5%	N/A	Floating	Yes	16%
Private Co. N - Non-Real Estate	3/22/2024	4/1/2028	17,200,000	5.2%	17,200,000	12.5%	N/A	Floating	Yes	16%
Private Co. O	5/20/2024	6/1/2028	10,500,000	3.2%	5,358,890	13.5%	N/A	Floating	Yes	20%
Private Co. Q	8/16/2024	9/1/2028	11,000,000	3.2%	7,479,626	13.8%	N/A	Floating	Yes	18%
Private Co. R	10/4/2024	11/1/2027	41,000,000	12.3%	33,179,518	12.0%	N/A	Floating	Yes	15%
Private Co. U	2/14/2025	3/1/2028	15,000,000	4.5%	15,000,000	14.0%	N/A	Fixed	Yes	17%
Sub of Private Co. V	4/1/2025	4/1/2029	14,000,000	4.2%	12,370,245	12.5%	1.5%	Fixed	Yes	17%
Sub. of Public Co. S	8/13/2025	8/13/2030	10,000,000	3.0%	10,000,000	12.5%	N/A	Fixed	No	15%
Private Co. W	12/8/2025	12/8/2028	6,000,000	1.8%	6,000,000	10.0%	N/A	Fixed	Yes	23%
Sub. of Public Co. T	12/17/2025	12/17/2030	5,000,000	1.5%	5,000,000	10.5%	N/A	Fixed	No	11%
		Subtotal[6]	$ 332,631,207	100.0%	$ 317,417,240	12.5%	0.5%			

(1) All loans originated prior to July 31, 2020 were purchased from an affiliated entity at fair value which approximated accreted and/or amortized cost plus accrued interest on July 31, 2020.

(2) YTM excludes loans on nonaccrual status. Estimated YTM includes a variety of fees and features that affect the total yield, which may include, but is not limited to, OID, exit fees, prepayment fees, unused fees and contingent features. OID is recognized as a discount to the funded loan principal and is accreted to income over the term of the loan. Loans originated before July 31, 2020 were acquired by us, net of unaccreted OID, which we accrete to income over the remaining term of the loan. In some cases, additional OID is recognized from additional purchase discounts attributed to the fair value of equity positions that were separated from the loans prior to our acquisition of such loans.

The estimated YTM calculations require management to make estimates and assumptions, including, but not limited to, the timing and amounts of loan draws on delayed draw loans, the timing and collectability of exit fees, the probability and timing of prepayments and the probability of contingent features occurring. For example, certain credit agreements contain provisions pursuant to which certain PIK interest rates and fees earned by us under such credit agreements will decrease upon the satisfaction of certain specified criteria which we believe may improve the risk profile of the applicable borrower. To be conservative, we have not assumed any prepayment penalties or early payoffs in our estimated YTM calculation. Estimated YTM is based on current management estimates and assumptions, which may change. Estimated YTM is calculated using the interest rate as of December 31, 2025 applied through maturity. Actual results could differ from those estimates and assumptions.

(3) Cash interest and PIK interest rates for Private Company A represent a blended rate of differing cash interest and PIK interest rates applicable to each of the tranches to which the Company is a lender under the senior secured term loan credit facility with Private Company A (as may be amended, restated, and supplemented or otherwise modified from time to time, the "Private Company A Credit Facility"). In October 2023, AFC Agent delivered a notice of default to Private Company A based on certain financial and other covenant defaults and began charging additional default interest of 5.0%, beginning as of July 1, 2023, in accordance with the terms of the Private Company A Credit Facility. Effective March 1, 2024, Private Company A was placed on nonaccrual status. The maturity date passed on the credit facility to Private Company A without repayment. In November 2023, Private Company A was placed into receivership to maintain the borrower's operations and maximize value for the benefit of its creditors. The court-appointed receiver is determining the amount of principal payments the borrower is able to repay either from operations or from sale of collateral assets on a monthly basis.

(4)   Effective December 1, 2023, the Company placed the borrower on nonaccrual status.

(5)   Effective December 1, 2023, the Company placed the borrower on nonaccrual status.

(6)   The interest and PIK subtotal rates are weighted average rates.

Loans Held for Investment at Fair Value

As of December 31, 2025 and 2024, our portfolio included three loans and one held at fair value, respectively. The aggregate commitment under these loans was approximately $49.1 million and $44.4 million, respectively, and outstanding principal was approximately $57.8 million and $53.1 million as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, we funded $11.0 million of new loans and additional principal and we received approximately $6.3 million of principal repayments of loans held at fair value. As of December 31, 2025 and 2024, none of our loans held at fair value had a floating interest rate.

The following tables summarize our loans held at fair value as of December 31, 2025 and 2024:

	As of December 31, 2025			
	Fair Value[1]	Carrying Value[2]	Outstanding Principal[2]	Weighted Average Remaining Life (Years)[3]
Senior term loans	$ 26,080,763	$ 53,744,253	$ 57,790,684	3.9
Total loans held at fair value	**$ 26,080,763**	**$ 53,744,253**	**$ 57,790,684**	**3.9**

	As of December 31, 2024			
	Fair Value[1]	Carrying Value[2]	Outstanding Principal[2]	Weighted Average Remaining Life (Years)[3]
Senior term loans	$ 30,510,804	$ 50,241,018	$ 53,108,449	0.0
Total loans held at fair value	**$ 30,510,804**	**$ 50,241,018**	**$ 53,108,449**	**0.0**

(1)   Refer to Note 13 to our consolidated financial statements titled *"Fair Value"*.

(2)   The difference between the carrying value and the outstanding principal amount of the loans consists of unaccreted OID and loan origination costs.

(3)   As of December 31, 2025 and 2024, the maturity date passed on the credit facility with Private Company A without repayment.

The following table presents changes in loans held at fair value as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Unrealized Gains (Losses)	Fair Value
Total loans held at fair value at December 31, 2024	**$ 53,108,449**	**$ (2,867,431)**	**$ (19,730,214)**	**$ 30,510,804**
Change in unrealized gains (losses) on loans at fair value, net	—	—	(7,933,276)	(7,933,276)
New fundings	11,000,000	(1,179,000)	—	9,821,000
Loan repayments	(6,317,765)	—	—	(6,317,765)
Total loans held at fair value at December 31, 2025	**$ 57,790,684**	**$ (4,046,431)**	**$ (27,663,490)**	**$ 26,080,763**

Loans Held for Investment at Carrying Value

As of December 31, 2025 and 2024, our portfolio included 12 and 14 loans held at carrying value, respectively. As of December 31, 2025 and 2024, the aggregate commitment under these loans was approximately $283.5 million and $312.8

million, respectively, and outstanding principal was approximately $259.6 million and $301.8 million, respectively. During the year ended December 31, 2025, we funded approximately $41.7 million of new loans and additional principal and had approximately $78.7 million of principal repayments of loans held at carrying value. As of December 31, 2025 and 2024, approximately 46% and 52%, respectively, of our loans held at carrying value had floating interest rates. As of December 31, 2025, these floating benchmark rates included one-month Secured Overnight Financing Rate ("SOFR") quoted at 3.7% and subject to a weighted average floor of 4.3% based on outstanding principal.

The following tables summarize our loans held at carrying value as of December 31, 2025 and 2024:

| | As of December 31, 2025 | | | |
	Outstanding Principal[1]	Original Issue Discount	Carrying Value[1]	Weighted Average Remaining Life (Years)[2]
Senior term loans	$ 259,626,556	$ (6,001,437)	$ 253,625,119	1.4
Total loans held at carrying value	**$ 259,626,556**	**$ (6,001,437)**	**$ 253,625,119**	**1.4**

| | As of December 31, 2024 | | | |
	Outstanding Principal[1]	Original Issue Discount	Carrying Value[1]	Weighted Average Remaining Life (Years)[2]
Senior term loans	$ 301,755,791	$ (8,493,417)	$ 293,262,374	1.9
Total loans held at carrying value	**$ 301,755,791**	**$ (8,493,417)**	**$ 293,262,374**	**1.9**

(1) The difference between the carrying value and the outstanding principal amount of the loans consists of unaccreted OID and loan origination costs.

(2) Weighted average remaining life is calculated based on the carrying value of the loans as of December 31, 2025 and 2024.

The following table presents changes in loans held at carrying value as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Carrying Value
Total loans held at carrying value at December 31, 2024	**$ 301,755,791**	**$ (8,493,417)**	**$ 293,262,374**
New fundings	41,730,583	(1,270,000)	40,460,583
Accretion of original issue discount	—	3,450,808	3,450,808
Loan repayments	(60,585,298)	—	(60,585,298)
Loan write-off	(5,574,704)	311,172	(5,263,532)
PIK interest	464,809	—	464,809
Loan amortization payments	(18,164,625)	—	(18,164,625)
Total loans held at carrying value at December 31, 2025	**$ 259,626,556**	**$ (6,001,437)**	**$ 253,625,119**

Loan Receivable Held at Carrying Value

As of December 31, 2025 and 2024, our portfolio included zero and one loan receivable held at carrying value. The originated commitment under this loan was $4.0 million and outstanding principal was approximately zero and $1.9 million as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, we received $0.1 million of principal repayments of loan receivable held at carrying value. Based on discussions with the collateral agent, no further proceeds were expected and we deemed the remaining balance on the loan with Public Company A to be uncollectible. Prior to the write-off, the loan receivable had a CECL Reserve that was fully reserved for. During the year ended December 31, 2025, we wrote off $1.8 million, which was equal to the carrying value of the loan receivable, excluding the CECL Reserve at the time the loan was written off.

The following table presents changes in loans receivable as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Carrying Value
Total loan receivable held at carrying value at December 31, 2024	$ 1,897,324	$ (1,686)	$ 1,895,638
Loan repayments	(118,392)	—	(118,392)
Loan write-off	(1,778,932)	1,686	(1,777,246)
Total loan receivable held at carrying value at December 31, 2025	$ —	$ —	$ —

Potential Key Components of Future Results of Operations Following the Conversion

Investments

Following the Conversion, we expect to invest in a much broader universe of assets, including both real estate and non-real estate related assets, including in private and public lower middle-market companies.

Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to lower middle market companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We expect to generate revenues in the form of interest income from the debt securities we hold and dividends. We expect to receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we may receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments may provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date.

In addition, we expect to generate revenue from various fees in the ordinary course of business such as in the form of commitment, loan origination, structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for providing managerial assistance to our portfolio companies.

Expenses

Except as provided for in the Advisory Agreement, investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement; (b) our allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services on our behalf. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by us will be reasonably allocated on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our shareholders and meet other general business needs. We use significant cash to purchase our target investments, repay principal and interest on our borrowings, make distributions to our shareholders and fund our operations. The sources of financing for our target investments are described below.

Our primary sources of cash generally consist of unused borrowing capacity under the Revolving Credit Facility, TCGSL Credit Facility, the net proceeds of future debt or equity offerings, payments of principal and interest we receive on our portfolio of assets and cash generated from our operating results.

Our net cash provided by operating activities for the year ended December 31, 2025 of approximately $11.2 million was less than our dividends declared of $12.0 million made during the same period due to earned OID of $3.5 million and PIK repayments of $3.2 million related to the repayment from Private Company J and Private Company P during such period. OID relates to cash withheld by the Company upon funding of its investments and is included under the 'Supplemental disclosure of non-cash activity' on the Consolidated Statements of Cash Flows.

As of December 31, 2025 and 2024, all of our cash was unrestricted and totaled approximately $38.6 million and $103.6 million, respectively.

As of December 31, 2025, we believe that our cash on hand, capacity available under the Revolving Credit Facility, TCGSL Credit Facility, and cash flows from operations will be sufficient to satisfy the operating requirements of our business through at least the next twelve months.

Capital Markets

Our current Shelf Registration Statement became effective on April 25, 2025, allowing us to sell, from time to time in one or more offerings, up to $1.0 billion of our securities, including common stock, preferred stock, debt securities, warrants and rights (including as part of a unit) to purchase shares of our common stock or preferred stock. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering. As of December 31, 2025, the ATM Program was no longer in effect.

The ATM Program and related Sales Agreement expired in April 2025, in connection with the expiration of our Prior Shelf Registration Statement. We do not currently have an ATM program, but we may enter into a new ATM program and related sales agreement in the future pursuant to which sales may be made under the Shelf Registration Statement.

We may seek to raise further equity capital and issue debt securities in order to fund our future investments in loans, as we expect our expanded investment focus to require additional capital.

Revolving Credit Facility

On April 29, 2022, we entered into the Revolving Credit Facility, which contained initial aggregate commitments of $60.0 million from two FDIC-insured banking institutions, (which may be increased to up to $100.0 million in aggregate, subject to available borrowing base and additional commitments) which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by us and subject to the satisfaction of other conditions provided under the Revolving Credit Agreement. The Revolving Credit Facility's initial maturity date of April 29, 2025 was extended to April 29, 2028 under Amendment Number Four to the Revolving Credit Agreement, as described further below.

In April 2025, we entered into Amendment Number Four to Loan and Security Agreement, by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Four, among other things, (i) extends the maturity date of the Revolving Credit Agreement to April 29, 2028, (ii) increases the interest rate floor from 4.00% to 7.00%, (iii) permits certain restricted payments to be made upon the Company meeting certain terms and conditions, and (iv) expands the collateral secured under the Revolving Credit Agreement from assets comprising of or relating to loan obligations designed for inclusion in the borrower base to substantially all of the Company's and its subsidiaries' assets. In connection with the amendment, the Revolving Credit Facility has a lead commitment of $30.0 million from a FDIC-insured banking institution (which may be increased up to $100.0 million in aggregate, subject to available borrowing base and additional commitments) which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided under the Revolving Credit Facility.

In June 2025, we entered into Amendment Number Five to the Loan and Security Agreement, by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Five, among other things, increased the commitment from the lenders by $20.0 million, to a total aggregate commitment of $50.0 million.

In January 2026, we entered into Amendment Number Six to the Loan and Security Agreement ("Amendment Number Six"), by and among the Company, as borrower, the lenders party thereto and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Six, among other things, includes provisions relevant in light of the Company's conversion from a real estate investment trust to a business development company.

Our obligations under the Revolving Credit Facility are secured by certain assets of ours comprising of or relating to loan obligations designated for inclusion in the borrowing base. In addition, we are subject to various financial and other covenants, including: (1) liquidity of at least $5.0 million, (2) annual debt service coverage of at least 1.50 to 1.0 and (3) secured debt not to exceed 25% of total consolidated assets of us and our subsidiaries. To the best of our knowledge, as of December 31, 2025, we were in compliance in all material respects with all covenants contained in our Revolving Credit Agreement.

TCGSL Credit Facility

In January 2026, we entered into the TCGSL Credit Facility, which provides for an unsecured revolving credit facility with a $20.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the TCGSL Credit Agreement.

AFCF Credit Facility

In December 2024, we entered into the AFCF Credit Facility, which provides for an unsecured revolving credit facility with a $40.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the AFCF Credit Agreement.

In April 2025, in conjunction with the entry by the Company into Amendment Number Four to the Revolving Credit Agreement, we terminated that certain AFCF Credit Agreement, dated December 17, 2024. At the time of termination, we had no borrowings outstanding and $40.0 million of availability under our AFCF Credit Facility. As of December 31, 2025, the AFCF Credit Facility was no longer in effect.

2027 Senior Notes

On November 3, 2021, we issued $100.0 million in aggregate principal amount of the 2027 Senior Notes. The 2027 Senior Notes accrue interest at a rate of 5.75% per annum. Interest on the 2027 Senior Notes is due semi-annually on May 1 and November 1 of each year, which began on May 1, 2022. The net proceeds from the issuance of the 2027 Senior Notes were approximately $97.0 million, after deducting the initial purchasers' discounts and commissions and estimated offering fees and expenses payable by us. We used the net proceeds from the issuance of the 2027 Senior Notes (i) to fund loans related to unfunded commitments to existing borrowers, (ii) to originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes. The terms of the 2027 Senior Notes are governed by the Indenture. Under the Indenture governing the 2027 Senior Notes, we are required to cause all of our existing and future subsidiaries to guarantee the 2027 Senior Notes, other than certain immaterial subsidiaries as set forth in the Indenture. TRS1 is currently a subsidiary guarantor under the Indenture.

During the year ended December 31, 2025, we repurchased $13.0 million in principal amount of our 2027 Senior Notes at 96.3% of par value, plus accrued interest. This resulted in a gain on extinguishment of debt of approximately $0.4 million, recorded within the consolidated statements of operations. Following this transaction, as of December 31, 2025, we had $77.0 million in principal amount of the 2027 Senior Notes outstanding.

Prior to February 1, 2027, we may redeem the 2027 Senior Notes in whole or in part, at a price equal to the greater of 100% of the principal amount of the 2027 Senior Notes being redeemed or a make-whole premium set forth in the Indenture, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date. On or after February 1, 2027, we may redeem the 2027 Senior Notes in whole or in part at a price equal to 100% of the principal amount of the

2027 Senior Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. The Indenture also requires us to offer to purchase all of the 2027 Senior Notes at a purchase price equal to 101% of the principal amount of the 2027 Senior Notes, plus accrued and unpaid interest if a "change of control triggering event" (as defined in the Indenture) occurs.

The Indenture governing the 2027 Senior Notes contains customary terms and restrictions, subject to a number of exceptions and qualifications, including restrictions on our ability to (1) incur additional indebtedness unless the Annual Debt Service Charge (as defined in the Indenture) is no less than 1.5 to 1.0, (2) incur or maintain total debt in an aggregate principal amount greater than 60% of our consolidated Total Assets (as defined in the Indenture), (3) incur or maintain secured debt in an aggregate principal amount greater than 25% of our consolidated Total Assets (as defined in the Indenture); and (4) merge, consolidate or sell substantially all of our assets. In addition, the Indenture also provides for customary events of default. If any event of default occurs, any amount then outstanding under the Indenture may immediately become due and payable. These events of default are subject to a number of important exceptions and qualifications set forth in the Indenture. We were in compliance with the terms of the Indenture as of the date of this quarterly report.

The table below sets forth the material terms of our outstanding senior notes as of the date of this Annual Report:

Senior Notes	Issue Date	Amount Outstanding	Interest Rate Coupon	Maturity Date	Interest Due Dates	Optional Redemption Date
2027 Senior Notes	November 3, 2021	$77.0 million	5.75%	May 1, 2027	May 1 and November 1	February 1, 2027

Other Credit Facilities, Warehouse Facilities and Repurchase Agreements

In the future, we may also use other sources of financing to fund the origination or acquisition of our target investments, including other credit facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized and may involve one or more lenders. We expect that these facilities will typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates.

Debt Service

As of December 31, 2025, we believe that our cash on hand, capacity available under our Revolving Credit Facility, TCGSL Credit Facility, and cash flows from operations will be sufficient to service our outstanding debt during the next twelve months.

Cash Flows

Cash provided by (used in) operating, investing and financing activities of continuing operations for the years ended December 31, 2025 and 2024 is as follows:

	Years ended December 31,	
	2025	2024
Net cash provided by operating activities of continuing operations	$ 11,235,352	$ 18,286,230
Net cash provided by investing activities of continuing operations	$ 34,904,497	$ 42,362,420
Net cash used in financing activities of continuing operations	$ (111,144,802)	$ (34,724,749)

Net Cash Provided by Operating Activities of Continuing Operations

Net cash provided by operating activities of continuing operations during the year ended December 31, 2025 was approximately $11.2 million, compared to approximately $18.3 million for the same period in 2024. The decrease of approximately $(7.1) million period over period was primarily due lower revenue and related incoming cash payments from borrowers due to loans on nonaccrual status and no sales of loans in the current year, partially offset by lower management and incentive paid to our Manager period over period.

Net Cash Provided by Investing Activities of Continuing Operations

Net cash provided by investing activities of continuing operations during the year ended December 31, 2025 was approximately $34.9 million, compared to approximately $42.4 million for the same period in 2024. The decrease in net cash provided by investing activities of approximately $(7.5) million during the year ended 2024 to 2025 was primarily due to a decrease in proceeds from the sale of loans in the prior period of $(96.1) million, partially offset by a decrease in loan fundings of $67.0 million and an increase on loan repayments of $21.6 million, respectively.

Net Cash Used in Financing Activities of Continuing Operations

Net cash used in financing activities of continuing operations during the year ended December 31, 2025 was approximately $(111.1) million, compared to approximately $(34.7) million for the same period in 2024. The decrease of approximately $(76.4) million during the year ended 2024 to 2025 was primarily due to a decrease in borrowings on the Revolving Credit Facility and the AFCF Credit Facility of $(193.4) million in the aggregate, partially offset by a decrease in repayments on the Revolving Credit Facility and the AFCF Credit Facility of $56.4 million in the aggregate and decrease in cash distributions in connection with the Spin-Off of SUNS of approximately $67.9 million, respectively.

Cash provided by (used in) operating, investing and financing activities of discontinued operations for the years ended December 31, 2025 and 2024 is as follows:

	Years ended December 31,	
	2025	2024
Net cash provided by operating activities of discontinued operations	$ —	$ 3,271,445
Net cash used in investing activities of discontinued operations	$ —	$ (47,211,339)
Net cash provided by (used in) financing activities of discontinued operations	$ —	$ —

Net Cash Provided by Operating Activities of Discontinued Operations

Net cash provided by operating activities of discontinued operations during the year ended December 31, 2025 was zero, compared to approximately $3.3 million for the same period in 2024. The decrease of approximately $(3.3) million during the year ended December 31, 2024 to December 31, 2025 was primarily due to a decrease in net income from discontinued operations of $(2.9) million and changes in working capital of $(0.3) million, respectively.

Net Cash Used in Investing Activities of Discontinued Operations

Net cash used in investing activities of discontinued operations during the year ended December 31, 2025 was zero, compared to net cash provided by investing activities of $(47.2) million for the same period in 2024. The increase of net cash used in investing activities of discontinued operations was primarily due to the issuance and fundings on loans of approximately $(67.3) million, offset by principal repayments of loans of $15.1 million, respectively.

Net Cash Provided by (Used in) Financing Activities of Discontinued Operations

There were no cash flows related to financing activities of discontinued operations during the years ended December 31, 2025 and 2024.

Contractual Obligations, Other Commitments, and Off-Balance Sheet Arrangements

Our contractual obligations as of December 31, 2025 are as follows:

	As of December 31, 2025				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Unfunded commitments	$ 5,150,129	$ 5,141,110	$ —	$ —	$ 10,291,239
Total	**$ 5,150,129**	**$ 5,141,110**	**$ —**	**$ —**	**$ 10,291,239**

As of December 31, 2025, all unfunded commitments were related to our total loan commitments and were available for funding in less than two years.

We also had the following contractual obligations as of December 31, 2025 relating to the 2027 Senior Notes:

	As of December 31, 2025				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations[1]	$ 4,427,500	$ 79,213,750	$ —	$ —	$ 83,641,250
Total	**$ 4,427,500**	**$ 79,213,750**	**$ —**	**$ —**	**$ 83,641,250**

(1) Amounts include projected interest payments during the period based on interest rates in effect as of December 31, 2025.

We may enter into certain contracts that may contain a variety of indemnification obligations. The maximum potential future payment amounts we could be required to pay under these indemnification obligations may be unlimited.

Off-balance sheet commitments consist of unfunded commitments on delayed draw loans. Other than as set forth in this Annual Report, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, special purpose entities or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intend to provide additional funding to any such entities.

Leverage Policies

We currently do not intend to have leverage of more than one times equity. While we are required to maintain our leverage ratio in compliance with the 2027 Senior Notes Indenture, we expect to employ prudent amounts of leverage and, when appropriate, to use debt as a means of providing additional funds for the acquisition of loans, to refinance existing debt or for general corporate purposes. Leverage is primarily used to provide capital for forward commitments until additional equity is raised or additional medium- to long-term financing is arranged. This policy is subject to change by management and our Board.

Dividends

During the year ended December 31, 2025, we elected to be taxed as a REIT for United States federal income tax purposes and, as such, intended to distribute to our shareholders at least 90% of our REIT taxable income during the year, prior to the deduction for dividends paid and excluding our net capital gain. If we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gain net income for the calendar year and (iii) any undistributed shortfall from our prior calendar year (the "Required Distribution") to our shareholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our shareholders. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our shareholders and pay tax at regular corporate rates on the retained net capital gain. The shareholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT's tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If we determine that our estimated current year taxable income (including net capital gain) will be in excess of estimated dividend distributions (including capital gains dividends) for the current year from such income, we will accrue excise tax on a portion of the estimated excess taxable income as such taxable income is earned.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code during the year ended December 31, 2025, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.

Critical Accounting Policies and Estimates During the Year Ended December 31, 2025

Our consolidated financial statements are prepared in accordance with GAAP which requires the use of estimates and assumptions that involve the exercise of judgment as to future uncertainties. In accordance with SEC guidance, the following discussion addresses the accounting policies that we believe apply to us based on the nature of our initial operations. Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments used to prepare our consolidated financial statements are based upon reasonable assumptions given the information available to us at that time. Those accounting policies and estimates that we believe are most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below.

Loans Held at Fair Value

During the year ended December 31, 2025, we originated commercial real estate debt and related instruments generally to be held for investment. Although we generally hold our target investments as long-term loans, we may occasionally classify some of our loans as held for sale. We may carry our loans at fair value or amortized cost in our consolidated balance sheet. As of December 31, 2025 and 2024, our portfolio included three loans and one loan held for investment were carried at fair value within loans held at fair value in our consolidated balance sheets, respectively, with changes in fair value recorded through earnings. Refer to Note 13 to our consolidated financial statements titled *"Fair Value"* for more information on the valuations of the loans.

Loans are generally collateralized by real estate, equipment, cash flows and the value associated with licenses (where applicable) and/or other assets of borrowers to the extent permitted by applicable laws and the regulations governing such borrowers. The extent of any credit deterioration associated with the performance and/or value of the underlying collateral property and the financial and operating capability of the borrower could impact the expected amounts received. We monitor performance of our loans held for investment portfolio under the following methodology: (i) borrower review, which analyzes the borrower's ability to execute on its original business plan, reviews its financial condition, assesses pending litigation and considers its general level of responsiveness and cooperation; (ii) economic review, which considers underlying collateral (i.e., leasing performance, unit sales and cash flow of the collateral and its ability to cover debt service, as well as the residual loan balance at maturity); (iii) property review, which considers current environmental risks, changes in insurance costs or coverage, current site visibility, capital expenditures and market perception; and (iv) market review, which analyzes the collateral from a supply and demand perspective of similar property types, as well as from a capital markets perspective.

During the year ended December 31, 2025, we followed Accounting Standards Codification ("ASC") 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities ("ASC 825-10"), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. We have elected the ASC 825-10 option to report selected financial assets and liabilities at fair value.

During the year ended December 31, 2025, we also followed ASC 820-10, Fair Value Measurements and Disclosures ("ASC 820-10"), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires us to assume that the loan is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, we have considered its principal market as the market in which we exit our investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, a loan's level is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the loan. This includes loans that are valued using "bid" and "ask" prices obtained from independent third-party pricing services or directly from brokers.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, we obtain and analyze readily available market quotations provided by pricing vendors and brokers for all of our loans for which quotations are available. In determining the fair value of a particular loan, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.

GAAP requires disclosure of fair value information about financial and nonfinancial assets and liabilities, whether or not recognized in the consolidated financial statements, for which it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows using market yields, or other valuation methodologies. Any changes to the valuation methodology will be reviewed by our management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that the valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial and nonfinancial assets and liabilities could result in a different estimate of fair value at the reporting date. We use inputs that are current as of the measurement date, which may fall within periods of market dislocation, during which price transparency may be reduced.

Current Expected Credit Loss Reserve ("CECL")

During the year ended December 31, 2025, we estimated our current expected credit losses on both the outstanding balances and unfunded commitments on loans held for investment and requires consideration of a broader range of historical experience adjusted for current conditions and reasonable and supportable forecast information to inform the "CECL Reserve" using a model that considers multiple datapoints and methodologies that may include discounted cash flows ("DCF") and other inputs which may include the risk rating of the loan, how recently the loan was originated compared to the measurement date and expected prepayment, if applicable. Calculation of the CECL Reserve requires loan specific data, which may include the fixed charge coverage ratio, loan-to-value ratio, property type and geographic location. Estimating the CECL Reserve also requires significant judgment with respect to various factors, including but not limited to, the expected timing of loan repayments and our current and future view of the macroeconomic environment. We may consider loan-specific qualitative factors on certain loans to estimate its CECL Reserve, which may include (i) whether cash from the borrower's operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral. For loans where we have deemed the borrower/sponsor to be experiencing financial difficulty, we may elect to apply a practical expedient in which the fair value of the underlying collateral is compared to the amortized cost of the loan in determining a specific CECL allowance.

Revenue Recognition

Interest income from loans is accrued based on the outstanding principal amount and the contractual terms of each loan. Revenue from OID is also recognized in interest income from loans over the initial loan term as a yield adjustment using the effective interest method. Management places loans on nonaccrual status when principal or interest payments are past due 30 days or more or when full recovery of interest and principal is doubtful. Accrued and unpaid interest is generally reversed against interest income in the period the loan is placed on nonaccrual status. Interest payments received on nonaccrual loans are generally recognized on a cash basis and may be recognized as income or applied to principal depending upon management's judgment regarding the borrower's ability to make pending principal and interest payments. Nonaccrual loans are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current. We may make exceptions to placing a loan on nonaccrual status if the loan has sufficient collateral value and is in the process of collection. Delayed draw loans earn interest or unused fees on the undrawn portion of the loan, which is recognized as interest income in the period earned. Other fees, including prepayment fees and exit fees, are also recognized as interest income when received. Any such fees will be generated in connection with our investments and recognized as earned in accordance with GAAP.

Payment-in-Kind Interest

We have loans in our portfolio that contain PIK provisions. The PIK interest computed at the contractual rate specified in each applicable agreement is accrued and added to the principal balance of the loan and recorded as interest income. The PIK interest added to the principal balance is typically amortized and paid in accordance with the loan agreements.

In cases where the loans do not amortize, the PIK interest is collected upon repayment of the outstanding principal. To maintain our status as a REIT, this non-cash source of income is included in taxable income and will increase the dividend paid to shareholders for the year earned, even though the Company has not yet collected the cash.

Income Taxes

We are a Maryland corporation and, prior to January 1, 2026, elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 2020. We believe we have qualified, and our method of operation will enable us to continue to qualify, as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us satisfying numerous asset, income and distribution tests which depend, in part, on our operating results.

To qualify as a REIT, we were required during the year ended December 31, 2025 and during prior periods, to meet a number of organizational and operational requirements, including a requirement that we distribute annually to our shareholders at least 90% of our REIT taxable income prior to the deduction for dividends paid and excluding our net capital gain. To the extent that we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of 1) 85% of our ordinary income for the calendar year, 2) 95% of our capital gain net income for the calendar year, and 3) any Required Distributions to our shareholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay a non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our shareholders. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our shareholders and pay tax at regular corporate rates on the retained net capital gain. The shareholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they will be deemed to have paid the REIT's tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If it is determined that our estimated current year taxable income (including net capital gain) will be in excess of estimated dividend distributions (including capital gains dividends) for the current year from such income, we accrue excise tax on a portion of the estimated excess taxable income as such taxable income is earned. The annual expense is calculated in accordance with applicable tax regulations. Excise tax expense is included in the line item income tax expense.

Our wholly-owned subsidiary, TRS1, operates as a TRS and began operating in July 2021. A TRS is an entity taxed as a corporation that has not elected to be taxed as a REIT, in which a REIT directly or indirectly holds equity, and that has made a joint election with such REIT to be treated as a TRS. A TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by us without jeopardizing its qualification as a REIT. A TRS is subject to applicable United States federal, state and local income tax on its taxable income. In addition, as a REIT, we may also be subject to a 100% excise tax on certain transactions between us and our TRS that are not conducted on an arm's-length basis. The income tax provision is included in the line item income tax expense, including excise tax in the consolidated statements of operations included in this Annual Report.

FASB ASC Topic 740, Income Taxes ("ASC 740"), prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We have analyzed our various federal and state filing positions and believe that our income tax filing positions and deductions are well documented and supported as of December 31, 2025. Based on our evaluation, there is no reserve for any uncertain income tax positions. Accrued interest and penalties, if any, are included within other liabilities in the consolidated balance sheets.

JOBS Act Accounting Election

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which generally means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year's second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

Recently Adopted Accounting Pronouncements and Recent Accounting Pronouncements Pending Adoption

See Note 2 to our consolidated financial statements included in this Annual Report on Form 10-K, which describes recent accounting pronouncements that we have adopted and are pending adoption.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

To the extent consistent with maintaining our REIT qualification and our exemption from registration under the 1940 Act, we seek to manage risk exposure by closely monitoring our portfolio and actively managing financing, interest rate, credit, prepayment and convexity (a measure of the sensitivity of the duration of a loan to changes in interest rates) risks associated with holding our portfolio. Generally, with the guidance and experience of our Manager:

- we manage our portfolio through an interactive process with our Manager and service our self-originated loans through our Manager's servicer;

- we invest in a mix of floating- and fixed-rate loans to mitigate the interest rate risk associated with the financing of our portfolio;

- we actively employ portfolio-wide and asset-specific risk measurement and management processes in our daily operations, including utilizing our Manager's risk management tools such as software and services licensed or purchased from third-parties and proprietary analytical methods developed by our Manager; and

- we seek to manage credit risk through our due diligence process prior to origination or acquisition and through the use of non-recourse financing, when and where available and appropriate. In addition, with respect to any particular target investment, prior to origination or acquisition our Manager's investment team evaluates, among other things, relative valuation, comparable company analysis, supply and demand trends, shape-of-yield curves, delinquency and default rates, recovery of various sectors and vintage of collateral.

Changes in Fair Value of Our Assets

We generally hold our target investments as long-term loans; however, we may occasionally classify some of our loans as held for sale. We may carry our loans at fair value or carrying value in our consolidated balance sheet. As of December 31, 2025 and 2024, our portfolio included three loans and one loan held for investment at fair value within loans held at fair value in our consolidated balance sheets, respectively, with changes in fair value recorded through earnings.

During the year ended December 31, 2025, we evaluated our loans on a quarterly basis and fair value was determined by our Board through its independent Audit and Valuation Committee. We used an independent third-party valuation firm to provide input in the valuation of all of our unquoted investments, which we consider along with other various subjective and objective factors in making our evaluations.

Our loans are typically valued using a yield analysis, which is typically performed for non-credit impaired loans to borrowers. Alternative valuation methodologies may be used as appropriate, and can include a market analysis, income analysis, or recovery analysis. To determine fair value using a yield analysis, a current price is imputed for the loan based upon an assessment of the expected market yield for a similarly structured loan with a similar level of risk. In the yield analysis, we consider the current contractual interest rate, the maturity and other terms of the loan relative to risk of the borrower and the specific loan. A key determinant of risk, among other things, is the leverage through the loan relative to the enterprise value of the borrower. As loans held by us are substantially illiquid with no active transaction market, we depend on primary market data, including newly funded loans, as well as secondary market data with respect to high-yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. Changes in market yields, recovery rates, and revenue multiples may change the fair value of certain of our loans. Generally, an increase in market yields may result in a decrease in the fair value of certain of our loans, while a decrease in revenue multiples and recovery rates may result in a decrease in the fair value of certain of our loans; however, this is mitigated to the extent our loans bear interest at a floating rate.

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private and public middle-market companies. Most of our investments will not have a readily available market price, and, following the Conversion, the fair value of such investments will be valued at fair value, as determined in good faith by the Adviser, in its capacity as "valuation designee" under, and in accordance with, Rule 2a-5 under the 1940 Act, based on, among other things, the input of independent third-party valuation firms retained by the Company, and in accordance with the Adviser's valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Changes in Market Interest Rates and Effect on Net Interest Income

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our assets and our related financing obligations.

Our operating results depend in large part on differences between the income earned on our assets and our cost of borrowing. The cost of our borrowings generally will be based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase (a) while the yields earned on our leveraged fixed-rate loan assets will remain static, and (b) at a faster pace than the yields earned on our leveraged floating-rate loan assets, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our target investments. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to fluctuations in interest rates. Our loans are typically valued using a yield analysis, which is typically performed for non-credit impaired loans to borrowers. Alternative valuation methodologies may be used as appropriate, and can include a market analysis, income analysis, or recovery analysis. Changes in market yields, revenue multiples, and recovery rates may change the fair value of certain of our loans. Generally, an increase in market yields may result in a decrease in the fair value of certain of our loans, while a decrease in revenue multiples and recovery rates may result in a decrease in the fair value of certain of our loans; however, this is mitigated to the extent our loans bear interest at a floating rate. As of December 31, 2025, a decrease of 50 bps or increase of 50 bps of the market yield would have resulted in a change in unrealized gain (loss) of approximately $0.3 million and $(0.3) million, respectively. As of December 31, 2025, we had seven floating-rate loans, representing approximately 38% of our portfolio based on aggregate outstanding principal balances. These floating benchmark rates included one-month SOFR quoted at 3.7% and subject to a weighted average floor of 4.3% based on outstanding principal. We estimate that a hypothetical 100 basis points increase in the floating benchmark rate would result in an increase in annual interest income of approximately $0.3 million and a hypothetical 100 basis points decrease in the floating benchmark rate would result in a decrease in annual interest income of approximately $(0.1) million.

Interest Rate Cap Risk

Through our Manager, we originate both fixed and floating rate loans. These are assets in which the loans may be subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the asset's interest yield may change during any given period. However, our borrowing costs pursuant to our financing agreements may not be subject to similar restrictions. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation by caps, while the interest-rate yields on our floating-rate assets would effectively be limited. In addition, floating-rate assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of cash income from such assets in an amount that is less than the amount that we would need to pay the interest cost on our related borrowings. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

We may fund a portion of our origination of loans, or of loans that we may in the future acquire, with borrowings that are based on various benchmarks, while the interest rates on these assets may be fixed or indexed to SOFR, or another index rate. Accordingly, any increase in an index rate will generally result in an increase in our borrowing costs that would not be matched by fixed-rate interest earnings and may not be matched by a corresponding increase in floating-rate interest earnings. Any such interest rate mismatch could adversely affect our profitability, which may negatively impact distributions to our shareholders.

Our analysis of risks is based on our Manager's experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of decisions by our Manager and our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results.

Credit Risk

We are subject to varying degrees of credit risk in connection with our loans and interest receivable. Our Manager seeks to mitigate this risk by seeking to originate loans, and may in the future acquire loans, of higher quality at appropriate prices given anticipated and unanticipated losses, by employing a comprehensive review and selection process and by proactively monitoring originated and acquired loans. Nevertheless, unanticipated credit losses could occur that could adversely impact our operating results.

We expect to be subject to varying degrees of credit risk in connection with holding our portfolio of loans. We will have exposure to credit risk on our commercial real estate loans and other targeted types of loans. Our Manager will seek to manage credit risk by performing deep credit fundamental analysis of potential assets and through the use of non-recourse financing, when and where available and appropriate.

Credit risk will also be addressed through our Manager's ongoing review, and loans will be monitored for variance from expected prepayments, defaults, severities, losses and cash flow on a quarterly basis.

Other than the acquisition of our initial portfolio of loans and certain loan commitments relating to Private Company A, we, through our Manager, have originated substantially all of our loans and intend to continue to originate our loans, but we have previously and may in the future acquire loans from time to time. Our Investment Guidelines are not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the 1940 Act and our qualification as a REIT. Our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our capital that will be invested in any individual target investment at any given time.

Our loan portfolio as of December 31, 2025 was concentrated with the top three borrowers representing approximately 51.1% of the aggregate outstanding principal balances and approximately 44.4% of the total loan commitments. Additionally, the industry is experiencing significant consolidation, which we expect to increase, among cannabis operations and certain of our borrowers may combine, increasing the concentration of our borrower portfolio with those consolidated operators.

Our largest credit facility represented approximately 24.8% of the aggregate outstanding principal balances of our portfolio and approximately 22.0% of our total loan commitments as of December 31, 2025. The borrower under this credit facility is a Subsidiary of Private Company G, a multi-state operator with real estate assets in several states, certain of which have been included as collateral in connection with the senior term loan. This senior term loan accrues interest at a fixed rate of 12.5%, a minimum portion of which is payable in cash pursuant to the excess cash flow sweep, and the remainder of which, if any, is paid in kind. We placed Subsidiary of Private Company G on nonaccrual status effective December 1, 2023 and previously during various periods in 2023. As of December 31, 2025, the loan with Subsidiary of Private Company G had an outstanding principal amount of approximately $78.8 million and an amortized cost of approximately $77.3 million, respectively. During the year ended December 31, 2025, we recognized interest income of $0.7 million related to this loan, which was received in cash. As full recovery of principal and accrued interest is doubtful, future cash receipts received in accordance with terms of the forbearance agreement are accounted for under the cost recovery method.

During the year ended December 31, 2025, $0.4 million of contractual interest payments were received and applied as a reduction to this loan's amortized cost.

We primarily provide loans to companies operating in the cannabis industry which involves significant risks, including the risk of strict enforcement against our borrowers of the federal illegality of cannabis, our borrowers' inability to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, and such loans lack of liquidity, and we could lose all or part of any of our loans.

Our ability to grow or maintain our core business depends on state laws pertaining to the cannabis industry. New laws that are adverse to our borrowers may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede our ability to grow and could materially adversely affect our business.

Management's plan to mitigate risks include monitoring the legal landscape as deemed appropriate. Also, should a loan default or otherwise be seized, we may be prohibited from owning cannabis assets and thus could not take possession of collateral, in which case we would look to sell the loan, which could result in us realizing a loss on the transaction.

We may in the future hedge against interest rate fluctuations by using hedging instruments such as interest rate swaps, futures, options and forward contracts. While hedging activities may mitigate our exposure to adverse fluctuations in interest rates, certain hedging transactions that we may enter into in the future, such as interest rate swap agreements, may also limit our ability to participate in the benefits of changes in interest rates with respect to our portfolio investments.

Item 8. Consolidated Financial Statements and Supplementary Data

See our consolidated financial statements and the notes thereto together with the report thereon of CohnReznick LLP dated March 4, 2026, beginning on page F-1 of this Annual Report included in Item 15, which are incorporated herein by reference in this Item 8.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the framework specified in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street and Consumer Protection Act, which exempts non-accelerated filers from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act.

Effectiveness of Internal Control

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Changes in Internal Control over Financial Reporting

There have been no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Except as set forth below, the other information required by this item will be contained in the Company's definitive proxy statement for its 2026 Annual Shareholder Meeting, to be filed with the SEC within 120 days after December 31, 2025, and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. A current copy of the code is posted under "Corporate Governance" on our website at https://investors.advancedflowercapital.com/corporate-governance/ governance-overview.

In addition, as required by Rule 17-j-1 under the 1940 Act and Rule 240A-1 under the Advisers Act, respectively, we and the Adviser have adopted codes of ethics which apply to, among others, our and the Adviser's executive officers, including our Chief Executive Officer and Chief Financial Officer, as well as the Adviser's officers, directors and employees. Our codes of ethics generally will not permit investments by our and the Adviser's personnel in securities that may be purchased or sold by us.

To the extent required by rules adopted by the Securities and Exchange Commission and Nasdaq, we intend to promptly disclose future amendments to certain provisions of the Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors on our website at https://investors.advancedflowercapital.com/corporate-governance/governance-overview/.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the Company's definitive proxy statement for its 2026 Annual Shareholder Meeting, to be filed with the SEC within 120 days after December 31, 2025 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the Company's definitive proxy statement for its 2026 Annual Shareholder Meeting, to be filed with the SEC within 120 days after December 31, 2025 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this item is incorporated by reference to the Company's definitive proxy statement for its 2026 Annual Shareholder Meeting, to be filed with the SEC within 120 days after December 31, 2025 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the Company's definitive proxy statement for its 2026 Annual Shareholder Meeting, to be filed with the SEC within 120 days after December 31, 2025 and is incorporated herein by reference.


PART IV


Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements—See the Index to Consolidated Financial Statements, together with the report thereon of CohnReznick LLP dated March 4, 2026, beginning on Page F-1.

(2) Financial Statement Schedules—None. We have omitted financial statement schedules because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes to the consolidated financial statements.

(3) Exhibits.

Exhibit No.	Description of Exhibits
2.1	Separation and Distribution Agreement, dated as of July 8, 2024, by and between Advanced Flower Capital Inc. (formerly known as AFC Gamma, Inc.) and Sunrise Realty Trust, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on July 8, 2024 and incorporated herein by reference).
3.1	Articles of Amendment and Restatement of Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-11 on January 22, 2021 and incorporated herein by reference).
3.1A	Articles of Amendment, dated March 10, 2022 (filed as Exhibit 3.1A to the Company's Annual Report on Form 10-K on March 10, 2022 and incorporated herein by reference).
3.1B	Articles of Amendment, dated October 22, 2024 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on October 22, 2024 and incorporated herein by reference).
3.2	Certificate of Notice of Advanced Flower Capital Inc., dated December 31, 2025 (filed as Exhibit 3.1 of the Company's Current Report on Form 8-K on January 5, 2026 and incorporated herein by reference).

3.4	Amended and Restated Bylaws of Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) (filed as Exhibit 3.4 to the Company's Registration Statement on Form S-11 on January 22, 2021 and incorporated herein by reference).
3.4A	Second Amended and Restated Bylaws of Advanced Flower Capital Inc., dated October 22, 2024 (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K on October 22, 2024 and incorporated herein by reference).
3.4B	Third Amended and Restated Bylaws of Advanced Flower Capital Inc., dated December 31, 2025 (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K on January 5, 2026 and incorporated herein by reference).
4.1	Description of Capital Stock (filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K on March 10, 2022 and incorporated herein by reference).
4.2	Indenture, dated as of November 3, 2021, by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and TMI Trust Company, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on November 3, 2021 and incorporated herein by reference).
4.3	Form of 5.750% Senior Notes due 2027 (included in Exhibit 4.2).
10.1	Amended and Restated Management Agreement, dated January 14, 2021 by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K on March 10, 2022 and incorporated herein by reference).
10.1A	First Amendment to Amended and Restated Management Agreement, dated March 10, 2022, by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1A to the Company's Annual Report on Form 10-K on March 10, 2022 and incorporated herein by reference).
10.1B	Second Amendment to Amended and Restated Management Agreement, dated November 7, 2022, by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1B to the Company's Quarterly Report on Form 10-Q on November 8, 2022 and incorporated herein by reference).
10.1C	Third Amendment to Amended and Restated Management Agreement, dated March 6, 2023 by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1C to the Company's Annual Report on Form 10-K on March 7, 2023 and incorporated herein by reference).
10.1D	Fourth Amendment to Amended and Restated Management Agreement, dated September 11, 2023 by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1D to the Company's Current Report on Form 8-K on September 12, 2023 and incorporated herein by reference).
10.1E	Fifth Amendment to Amended and Restated Management Agreement, dated February 22, 2024 by and between Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and AFC Management, LLC (filed as Exhibit 10.1E to the Company's Current Report on Form 8-K on February 22, 2024 and incorporated herein by reference).
10.1F	Sixth Amendment to Amended and Restated Management Agreement, dated August 13, 2025 by and between Advanced Flower Capital Inc. and AFC Management, LLC (filed as Exhibit 10.1F to the Company's Quarterly Report on Form 10-Q on August 14, 2025 and incorporated herein by reference).
10.2	Tax Matters Agreement, dated as of July 8, 2024, by and between Advanced Flower Capital Inc. (formerly known as AFC Gamma, Inc.) and Sunrise Realty Trust, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on July 8, 2024 and incorporated herein by reference).
10.3	Form of Indemnification Agreement between the Registrant and each of its directors and officers (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-11 on January 22, 2021 and incorporated herein by reference).
10.4	Form of Indemnification Agreement between Registrant and each of the Investment Committee members (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-11 on January 22, 2021 and incorporated herein by reference).
10.5	Form of Registration Rights Agreement, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) and the holders thereto (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-11 on December 28, 2020 and incorporated herein by reference).
10.6§	2020 Stock Incentive Plan (filed as Exhibit 10.5 to the Company's Registration Statement on Form S-11 on January 22, 2021 and incorporated herein by reference).

10.7	Secured Revolving Credit Agreement, dated August 18, 2020, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as borrower, AFC Finance, LLC, as agent, and AFC Finance, LLC and Gamma Lending Holdco LLC, as lenders (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-11 on December 28, 2020 and incorporated herein by reference).
10.7A	Amendment to Revolving Credit Agreement, dated as of May 7, 2021, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as borrower, AFC Finance, LLC, as agent, and AFC Finance, LLC and Gamma Lending Holdco LLC, as lenders (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on May 11, 2021 and incorporated herein by reference).
10.7B	Second Amendment to Revolving Credit Agreement, dated as of November 3, 2021, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as borrower, and AFC Finance, LLC, as and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on November 3, 2021 and incorporated herein by reference).
10.8	Unsecured Revolving Credit Agreement, dated December 17, 2024, by and among Advanced Flower Capital Inc., as borrower, the lenders party thereto from time to time, and AFC Finance, LLC, as agent and lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 17, 2024 and incorporated herein by reference).
10.9†	Loan and Security Agreement, dated April 29, 2022, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K on May 2, 2022 and incorporated herein by reference).
10.9A†	Amendment Number One to Loan and Security Agreement, dated March 26, 2024, by and among AFC Gamma, Inc., as Borrower, and the lenders that are party thereto (filed as Exhibit 10.7A to the Company's Current Report on Form 8-K on March 29, 2024 and incorporated herein by reference).
10.9B†	Amendment Number Two to Loan and Security Agreement, dated July 18, 2024, by and among Advanced Flower Capital Inc. (formerly known as AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.7B to the Company's Quarterly Report on Form 10-Q on August 7, 2024 and incorporated herein by reference).
10.9C†	Amendment Number Three to Loan and Security Agreement, dated January 24, 2025, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.9C to the Company's Annual Report on Form 10-K on March 13, 2025 and incorporated herein by reference).
10.9D†	Amendment Number Four to Loan and Security Agreement, dated January 24, 2025, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.9D to the Company's Current Report on Form 8-K on May 2, 2025 and incorporated herein by reference).
10.9E†	Amendment Number Five to Loan and Security Agreement, dated June 6, 2025, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.9E to the Company's Current Report on Form 8-K on June 9, 2025 and incorporated herein by reference).
10.9F†	Amendment Number Six to Loan and Security Agreement, dated January 13, 2026, by and among Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.), as Borrower, and the lenders that are party thereto (filed as Exhibit 10.9F to the Company's Current Report on Form 8-K on January 15, 2026 and incorporated herein by reference).
10.10†	Unsecured Revolving Credit Agreement, dated as of January 27, 2026, by and between the Company, as borrower, and TCGSL LLC, as lender and agent thereto (filed as Exhibit 10.12 to the Company's Current Report on Form 8-K on January 29, 2026 and incorporated by herein by reference).
10.11§	Employment Agreement, dated January 3, 2023, by and between AFC Management, LLC and Brandon Hetzel (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K on March 7, 2024 and incorporated herein by reference).
10.12§	Employment Agreement, dated October 30, 2023, by and between AFC Management, LLC and Daniel Neville (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on October 30, 2023 and incorporated herein by reference).
10.13§	Investment Advisory Agreement, dated December 31, 2025, by and between Advanced Flower Capital Inc. and AFC Management, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 5, 2026).
10.14§	Administration Agreement, dated December 31, 2025, by and between Advanced Flower Capital Inc. and AFC Management, LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 5, 2026).

10.15§	Form of Custody Agreement by and between Advanced Flower Capital Inc. and East West Bank (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on January 5, 2026).
10.16§	Transfer Agency and Registrar Services Agreement, dated December 31, 2025, by and between Advanced Flower Capital Inc. and Equiniti Trust Company, LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 5, 2026).
10.17§	Services Agreement, dated December 31, 2025, by and between Advanced Flower Capital Inc. and PINE Advisors LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 5, 2026).
19	Insider Trading Policy (filed as Exhibit 19 to the Company's Annual Report on Form 10-K on March 13, 2025 and incorporated herein by reference).
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company's Quarterly Report on Form 10-Q on November 12, 2025 and incorporated herein by reference).
23.1*	Consent of CohnReznick LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy (filed as Exhibit 97 to the Company's Annual Report on Form 10-K on March 7, 2024 and incorporated herein by reference).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

§ Management contract or compensatory plan or arrangement

* Filed herewith

** Furnished herewith

† The registrant has omitted portions of the referenced exhibit pursuant to Item 601(b) of Regulation S-K because such portions are both (i) not material and (ii) the type of information that the registrant customarily and actually treats as private and confidential.

Item 16. Form 10-K Summary

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Advanced Flower Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advanced Flower Capital Inc. and subsidiary as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Advanced Flower Capital Inc. and subsidiary as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Advanced Flower Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Advanced Flower Capital Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As further described in Note 9, Advanced Flower Capital Inc. is subject to significant risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

/s/ CohnReznick LLP

We have served as Advanced Flower Capital Inc.'s auditor since 2020.

Baltimore, Maryland

March 4, 2026

ADVANCED FLOWER CAPITAL INC.
CONSOLIDATED BALANCE SHEETS

		As of December 31,		
		2025		**2024**
Assets				
Loans held for investment at fair value (cost of $53,744,253 and $50,241,018 at December 31, 2025 and 2024, respectively, net)	$	26,080,763	$	30,510,804
Loans held for investment at carrying value, net		253,625,119		293,262,374
Loan receivable held at carrying value, net		—		1,895,638
Current expected credit loss reserve		(46,059,838)		(30,419,677)
Loans held for investment at carrying value and loan receivable held at carrying value, net of current expected credit loss reserve		207,565,281		264,738,335
Cash and cash equivalents		38,605,507		103,610,460
Interest receivable		899,382		1,982,897
Prepaid expenses and other assets		2,443,814		1,214,817
Total assets	**$**	**275,594,747**	**$**	**402,057,313**
Liabilities				
Accrued interest	$	763,180	$	894,611
Due to affiliate		—		6,754
Dividends payable		—		7,369,866
Current expected credit loss reserve		76,469		166,702
Accrued management and incentive fees		716,181		1,932,246
Accrued direct administrative expenses		374,852		1,197,518
Accounts payable and other liabilities		773,585		501,328
Senior notes payable, net		76,322,493		88,612,150
Line of credit payable		21,000,000		60,000,000
Line of credit payable to affiliate		—		40,000,000
Total liabilities		**100,026,760**		**200,681,175**
Commitments and contingencies (Note 9)				
Shareholders' equity				
Preferred stock, par value $0.01 per share, 10,000 shares authorized at December 31, 2025 and 2024 and 0 shares issued and outstanding at December 31, 2025 and 2024, respectively		—		—
Common stock, par value $0.01 per share, 50,000,000 shares authorized at December 31, 2025 and 2024 and 23,528,844 and 22,332,927 shares issued and outstanding at December 31, 2025 and 2024, respectively		235,288		223,329
Additional paid-in capital		258,694,609		251,865,763
Accumulated (deficit) earnings		(83,361,910)		(50,712,954)
Total shareholders' equity		**175,567,987**		**201,376,138**
Total liabilities and shareholders' equity	**$**	**275,594,747**	**$**	**402,057,313**

See accompanying notes to the consolidated financial statements

ADVANCED FLOWER CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,		
		2025		**2024**
Revenue				
Interest income	$	31,322,137	$	51,991,789
Interest expense		(6,758,536)		(6,336,308)
Net interest income		**24,563,601**		**45,655,481**
Expenses				
Management and incentive fees, net (less rebate of $854,432 and $947,969, respectively)		2,927,867		10,361,821
General and administrative expenses		3,231,642		3,967,764
Stock-based compensation		6,840,805		1,390,978
Professional fees		1,451,361		1,563,484
BDC conversion expenses		1,234,054		—
Total expenses		**15,685,729**		**17,284,047**
Provision for current expected credit losses		(22,590,706)		(4,161,456)
Realized losses on investments, net		—		(93,338)
Gain on extinguishment of debt		359,305		—
Change in unrealized losses on loans at fair value, net		(7,933,276)		(9,806,916)
Net (loss) income from continuing operations before income taxes		**(21,286,805)**		**14,309,724**
Income tax (benefit) expense		(613,379)		447,587
Net (loss) income from continuing operations		(20,673,426)		13,862,137
Net income from discontinued operations, net of tax		—		2,922,068
Net (loss) income	**$**	**(20,673,426)**	**$**	**16,784,205**
Basic earnings per common share:				
Continuing operations	$	(0.95)	$	0.64
Discontinued operations	$	—	$	0.14
Total basic earnings per common share	**$**	**(0.95)**	**$**	**0.78**
Diluted earnings per common share:				
Continuing operations	$	(0.95)	$	0.64
Discontinued operations	$	—	$	0.14
Total diluted earnings per common share	**$**	**(0.95)**	**$**	**0.78**
Weighted average number of common shares outstanding:				
Basic weighted average shares of common stock outstanding		22,246,019		20,821,239
Diluted weighted average shares of common stock outstanding		22,282,784		20,888,980

See accompanying notes to the consolidated financial statements

ADVANCED FLOWER CAPITAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended December 31, 2025

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
Balance at December 31, 2024	$ —	22,332,927	$ 223,329	$ 251,865,763	$ (50,712,954)	$ 201,376,138
Stock-based compensation, net of forfeitures	—	1,195,917	11,959	6,828,846	—	6,840,805
Dividends declared on common shares ($0.53 per share)	—	—	—	—	(11,975,530)	(11,975,530)
Net loss	—	—	—	—	(20,673,426)	(20,673,426)
Balance at December 31, 2025	$ —	23,528,844	$ 235,288	$ 258,694,609	$ (83,361,910)	$ 175,567,987

Year ended December 31, 2024

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
Balance at December 31, 2023	$ 1	20,457,697	$ 204,577	$ 349,805,890	$ (29,958,243)	$ 320,052,225
Issuance of common stock, net of offering costs	—	1,582,960	15,829	15,561,994	—	15,577,823
Stock-based compensation	—	292,270	2,923	1,388,055	—	1,390,978
Dividends declared on common shares ($1.77 per share)	—	—	—	—	(37,531,416)	(37,531,416)
Dividends declared on preferred shares ($60 per share)	—	—	—	—	(7,500)	(7,500)
Redemption of preferred shares	(1)	—	—	(124,999)	—	(125,000)
Distributions in connection with the Spin-Off	—	—	—	(114,765,177)	—	(114,765,177)
Net income	—	—	—	—	16,784,205	16,784,205
Balance at December 31, 2024	$ —	22,332,927	$ 223,329	$ 251,865,763	$ (50,712,954)	$ 201,376,138

See accompanying notes to the consolidated financial statements

ADVANCED FLOWER CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2025	2024
Operating activities:		
Net (loss) income	$ (20,673,426)	$ 16,784,205
Net (income) from discontinued operations, net of tax	—	(2,922,068)
Net (loss) income from continuing operations	(20,673,426)	13,862,137
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for current expected credit losses	22,590,706	4,161,456
Realized losses on investments, net	—	93,338
Gain on extinguishment of debt	(359,305)	—
Change in unrealized losses on loans at fair value, net	7,933,276	9,806,916
Accretion of deferred loan original issue discount and other discounts	(3,450,808)	(7,969,729)
Amortization of deferred financing costs - revolving credit facility	252,759	392,551
Amortization of deferred financing costs - senior notes	623,647	632,592
Stock-based compensation	6,840,805	1,390,978
Payment-in-kind interest	(464,809)	(3,141,777)
Changes in operating assets and liabilities:		
Interest receivable	1,083,515	1,733,098
Prepaid expenses and other assets	(1,236,349)	(634,683)
Accrued interest	(131,431)	611
Accrued management and incentive fees, net	(1,216,065)	(1,539,480)
Accrued direct administrative expenses	(822,666)	(288,738)
Accounts payable and other liabilities	265,503	(213,040)
Net cash provided by operating activities of continuing operations	**11,235,352**	**18,286,230**
Net cash provided by operating activities of discontinued operations	**—**	**3,271,445**
Net cash provided by operating activities	**11,235,352**	**21,557,675**
Cash flows from investing activities:		
Issuance of and fundings on loans	(45,460,583)	(112,486,938)
Proceeds from sales of loans	—	96,061,029
Principal repayment of loans	80,365,080	58,788,329
Net cash provided by investing activities of continuing operations	**34,904,497**	**42,362,420**
Net cash used in investing activities of discontinued operations	**—**	**(47,211,339)**
Net cash provided by (used in) investing activities	**34,904,497**	**(4,848,919)**
Cash flows from financing activities:		
Proceeds from sale of common stock	—	15,848,060
Payment of offering costs - equity offering	—	(270,237)
Payment of financing costs	(280,406)	(275,612)
Redemption of preferred shares	—	(125,000)
Cash distribution in connection with the Spin-Off of SUNS	—	(67,913,215)
Borrowings on revolving credit facilities	91,600,000	285,000,000
Repayments on revolving credit facilities	(170,600,000)	(227,000,000)
Dividends paid to common and preferred shareholders	(19,345,396)	(39,988,745)

Repayment of senior notes	(12,519,000)	—
Net cash used in financing activities of continuing operations	**(111,144,802)**	**(34,724,749)**
Net cash provided by (used in) financing activities of discontinued operations	**—**	**—**
Net cash used in financing activities	**(111,144,802)**	**(34,724,749)**
Net (decrease) increase in cash and cash equivalents	**(65,004,953)**	**(18,015,993)**
Cash and cash equivalents, beginning of period	**103,610,460**	**121,626,453**
Cash and cash equivalents, end of period	**$ 38,605,507**	**$ 103,610,460**
Supplemental disclosure of non-cash activity:		
OID withheld from funding of loans	$ 1,270,000	$ 6,231,309
Dividends declared and not yet paid	$ —	$ 7,369,866
Non-cash funding of new loan	$ 4,821,000	$ 14,672,640
Non-cash net assets distribution in connection with the spin-off of SUNS	$ —	$ 46,851,962
Supplemental information:		
Interest paid during the period	$ 6,013,561	$ 5,310,554
Income taxes paid (net of refunds received) during the period	$ 211,124	$ 1,267,500

See accompanying notes to the consolidated financial statements

ADVANCED FLOWER CAPITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025

1. ORGANIZATION

Advanced Flower Capital Inc. (the "Company" or "AFC") is an institutional lender that was founded in July 2020 by a veteran team of investment professionals. The Company is a Maryland corporation and externally managed by AFC Management, LLC. On and effective January 1, 2026, we elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act").

During the year ended December 31, 2025, we primarily originated, structured, underwrote, invested in and managed senior secured mortgage loans and other types of loans and debt securities, with a specialization in loans to cannabis industry operators in states that have legalized medical and/or adult-use cannabis.

The Company completed its initial public offering (the "IPO") in March 2021. During the year ended December 31, 2025, the Company was managed pursuant to the terms of the Amended and Restated Management Agreement, dated January 14, 2021 (as amended from time to time, the "Management Agreement", by and between the Company and by AFC Management, LLC, a Delaware limited liability company (in its capacity as investment adviser under such agreement, the "Manager"). The Company's wholly-owned subsidiary, AFCG TRS1, LLC, a Delaware limited liability company ("TRS1"), operates as a taxable real estate investment trust subsidiary (a "TRS"). TRS1 began operating in July 2021, and the financial statements of TRS1 are consolidated within the Company's consolidated financial statements.

On July 9, 2024, the Company completed the spin-off (the "Spin-Off") of the Company's wholly-owned subsidiary, Sunrise Realty Trust, Inc. ("SUNS"), which held the Company's commercial real estate ("CRE") loan portfolio, into an independent, publicly traded REIT, SUNS. In connection with the Spin-Off, the operating results of the SUNS business through the date of the Spin-Off are reported in net income from discontinued operations, net of tax in the consolidated statements of operations for all periods presented. The related assets and liabilities are reported as assets and liabilities of discontinued operations on the consolidated balance sheets. Cash flows from the Company's discontinued operations are presented as such in the consolidated statements of cash flows for all periods presented. Unless otherwise noted, all amounts and disclosures included in the notes to consolidated financial statements reflect only the Company's continuing operations. For additional information, see Note 16, "Discontinued Operations."

During the reporting period, the Company operated in one operating segment. The Company focused on senior secured loans to cannabis industry operators in states where medical and/or adult-use cannabis is legal. These loans are generally held for investment and are typically secured, directly or indirectly, by real estate, equipment, cash flows and the value associated with licenses (where applicable) and/or other assets of borrowers depending on the applicable laws and regulations governing such borrowers. The Company elected to be taxed as a real estate investment trust ("REIT") for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code") for the year ended December 31, 2025. The Company generally will not be subject to United States federal income taxes on its REIT taxable income as long as it annually distributes all of its REIT taxable income prior to the deduction for dividends paid to shareholders and complies with various other requirements as a REIT for the year ended December 31, 2025.

At a meeting of the Board of Directors (the "Board") on August 12, 2025 (the "August Meeting"), the Board approved the sixth amendment to the Company's existing Management Agreement (the "Sixth Amendment") to expand the Company's investment strategy. Accordingly, under the Sixth Amendment, the Company expanded its investment strategy and intends to additionally originate, structure, underwrite, invest in and manage senior secured mortgage loans and other types of loans and debt securities to companies ancillary to the cannabis industry as well as companies outside of the cannabis industry. Businesses ancillary to the cannabis industry may include, but are not limited to, brand developers, business services providers, and equipment and consumables providers. The Company believes there are also attractive lending opportunities in companies ancillary to and outside of the cannabis industry that could generate attractive risk-adjusted returns. By expanding the investment mandate, the Company expects to be able to diversify its exposure across industries and credit risk profiles while maintaining deal selectivity. The Company may make investments in accordance with this expanded investment strategy to the extent consistent with maintaining its eligibility to continue to qualify as a REIT under the Code and maintain our exemption from registration under the Investment Company Act of 1940, as amended ("1940 Act").

During 2025, the Company formed TCGDL LLC, a wholly-owned subsidiary of the Company, to facilitate direct lending transactions. As of the December 31, 2025, the subsidiary had no operations or balances. Subsequent to December 31,

2025, this subsidiary was utilized in connection with direct lending activities that align with the Company's long term strategic initiatives.

At the August Meeting, the Board also unanimously approved a series of matters intended to facilitate the conversion (the "Conversion") of the Company from a REIT to a business development company ("BDC"). Among other things, the Board, including a majority of the directors who are not "interested persons" of the Company (as that term is defined under the 1940 Act) (the "Independent Directors"), approved a new, 1940 Act-compliant investment advisory agreement by and between the Company and the Manager, subject to the approval of the Company's shareholders (the "Advisory Agreement").

On September 16, 2025, the Company filed a definitive proxy statement with the U.S. Securities and Exchange Commission ("SEC") in connection with a special meeting of shareholders (the "Special Meeting") held on November 6, 2025 for the purpose of seeking shareholder approval of certain proposals required to effect the Conversion, namely shareholder approvals of (i) the Advisory Agreement between the Company and the AFC Management LLC (in its capacity as investment adviser under the Advisory Agreement, the "Adviser") and (ii) the application of reduced asset coverage requirements pursuant to Section 61(a) of the 1940 Act (enabling the Company to utilize a greater degree of leverage than would otherwise be permitted) (the "Proposals").

On November 6, 2025, at the Special Meeting, the Company's shareholders approved the Advisory Agreement, which was necessary for the Company to be able to operate as a BDC under the 1940 Act.

Subsequent to the reporting period, and effective January 1, 2026, the Company elected to be regulated as a BDC under the 1940 Act. As a result of this election, the Company became subject to the provisions of the 1940 Act applicable to BDCs. The Company's election to be regulated as a BDC did not apply to, and has not been reflected in, the accompanying consolidated financial statements for the year ended December 31, 2025.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company, and its wholly-owned subsidiaries. The consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the Company's results of operations and financial condition as of and for the periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include funds on deposit with financial institutions, including demand deposits with financial institutions. Cash and short-term investments with an original maturity of three months or less when acquired are considered cash and cash equivalents for the purpose of the consolidated balance sheets and consolidated statements of cash flows.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, loans and interest receivable. The Company places its cash and cash equivalents with financial institutions, and, at times, cash held exceeds the Federal Deposit Insurance Corporation insured limit. The Company and the Manager seek to manage this credit risk by monitoring the financial institutions and their ability to continue in business for the foreseeable future.

The Company has exposure to credit risk on its loans and interest receivable. The Company and the Manager seek to manage credit risk by performing due diligence prior to origination or acquisition and through the use of non-recourse financing, when and where available and appropriate.

Investments in Loans

The Company originates commercial real estate ("CRE") debt and related instruments generally to be held for investment.

The Company accretes or amortizes any discounts or premiums on loans held for investment over the life of the related loan held for investment utilizing the effective interest method.

Loans are generally collateralized by real estate, equipment, cash flows and the value associated with licenses (where applicable) and/or other assets of borrowers. The extent of any credit deterioration associated with the performance and/or value of the underlying collateral property and the financial and operating capability of the borrower could impact the expected amounts received. The Company monitors performance of its portfolio of loans held for investment under the following methodology: (1) borrower review, which analyzes the borrower's ability to execute on its original business plan, reviews its financial condition, assesses pending litigation and considers its general level of responsiveness and cooperation; (2) economic review, which considers underlying collateral (i.e., leasing performance, unit sales and cash flow of the collateral and its ability to cover debt service, as well as the residual loan balance at maturity); (3) property review, which considers current environmental risks, changes in insurance costs or coverage, current site visibility, capital expenditures and market perception; and (4) market review, which analyzes the collateral from a supply and demand perspective of similar property types, as well as from a capital markets perspective.

Loans are generally placed on nonaccrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed against interest income in the period the loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment regarding the borrower's ability to make pending principal and interest payments. Nonaccrual loans are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current. The Company may make exceptions to placing a loan on nonaccrual status if the loan has sufficient collateral value and is in the process of collection.

The Company may make modifications to loans, including loans that are in default. Loan terms that may be modified include interest rates, required prepayments, maturity dates, covenants, principal amounts and other loan terms. The terms and conditions of each modification vary based on individual circumstances and will be determined on a case-by-case basis. The Manager monitors and evaluates each of the Company's loans held for investment and has maintained regular communications with borrowers.

Loans Held at Fair Value

Investments in loans at fair value are carried at fair value in the Company's consolidated balance sheets, with changes in fair value recorded through earnings. Refer to Note 13 for more information on the valuations of the investments.

Although the Company generally holds its target loans as long-term investments, the Company may occasionally classify some of its loans as held for sale. Loans held for sale are carried at fair value, with changes in fair value recorded through earnings. Loan transactions are recorded on the trade date at cost, net of any original issue discounts. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized and/or accreted cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include loans charged off during the period, net of recoveries.

An unrealized gain arises when the value of the loan portfolio exceeds its cost and an unrealized loss arises when the value of the loan portfolio is less than its cost. The change in unrealized gains or losses primarily reflect the change in loan values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Loans Held at Carrying Value

Investments in loans held at carrying value are carried at cost, net of unamortized loan original issue discount and origination costs and other original issue discounts (the "carrying value") in the Company's consolidated balance sheets.

The Company follows Accounting Standards Codification ("ASC") 842 for certain loans which are considered financial assets not eligible to elect the fair value option due to the structure of the loans. These loans are carried at cost, net of unamortized loan original issue discount and origination costs and other original issue discounts (the "carrying value") in the Company's consolidated balance sheets.

Fair Value Measurements

The Company follows ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities ("ASC 825-10"), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. The Company has elected the ASC 825-10 option to report selected financial assets and liabilities at fair value.

The Company also follows ASC 820-10, Fair Value Measurements Overall ("ASC 820-10"), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Company to assume that the transaction is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Company has considered its principal market as the market in which the Company exits its loans with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, a loan's level is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the loan. This includes loans that are valued using "bid" and "ask" prices obtained from independent third-party pricing services or directly from brokers.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Company obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of the Company's loans for which quotations are available. In determining the fair value of a particular loan, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.

GAAP requires disclosure of fair value information about financial and nonfinancial assets and liabilities, whether or not recognized in the financial statements, for which it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows using market yields, or other valuation methodologies. Any changes to the valuation methodology will be reviewed by the Company's management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while the Company anticipates that the valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial and nonfinancial assets and liabilities could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may fall within periods of market dislocation, during which price transparency may be reduced.

Current Expected Credit Losses

The Company measures current expected credit losses ("CECL") in accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments - Credit Losses (Topic 326), which requires a methodology that reflects on both the outstanding balances and unfunded commitments on loans held for investment and requires consideration of a broader range of historical experience adjusted for current conditions and reasonable and supportable forecast information to derive credit loss estimates (the "CECL Reserve"). Subsequent period increases and decreases to expected credit losses impact earnings and are recorded within the provision for current expected credit losses in the Company's consolidated statements of operations. The CECL Reserve related to outstanding balances on loans held for investment required under Topic 326 is a valuation account that is deducted from the amortized cost basis of the Company's loans held at carrying value and loan receivable held at carrying value in the Company's consolidated balance sheets. The CECL Reserve related to unfunded commitments on loans held at carrying value is recorded within the current expected credit loss reserve financial statement line in the Company's consolidated balance sheets. The Company has elected not to measure an allowance for credit losses for accrued interest receivable.

The Company estimates CECL Reserve using a model that considers multiple datapoints and methodologies that may include the likelihood of default and expected loss given default for each individual loan, discounted cash flows ("DCF"), and other inputs which may include the risk rating of the loan, how recently the loan was originated compared to the measurement date, and expected prepayment if applicable. Calculation of the CECL Reserve requires loan specific data, which may include fixed charge coverage ratio, loan-to-value, property type and geographic location. Estimating the CECL Reserve also requires significant judgment with respect to various factors, including but not limited to (i) the appropriate historical loan loss reference data, (ii) the expected timing of loan repayments, (iii) calibration of the likelihood of default to reflect the risk characteristics of the Company's loan portfolio and (iv) the Company's current and future view of the macroeconomic environment. The Company may consider loan-specific qualitative factors on certain loans to estimate its CECL Reserve, which may include (i) whether cash from the borrower's operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral. For loans where the Company has deemed the borrower/sponsor to be experiencing financial difficulty, the Company may elect to apply a practical expedient in which the fair value of the underlying collateral is compared to the amortized cost of the loan in determining a specific CECL allowance. See Note 6 included in these consolidated financial statements for CECL related disclosures.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees and the Board of Directors pursuant to the Amended and Restated Stock Incentive Plan (the "2020 Plan") under the fair value method. This method measures compensation cost at the date of grant based on the value of the award and recognizes the cost over the service period, which is usually the vesting period. The fair value of equity-based compensation awards is based on the estimated fair value of the Company's common stock, as determined by management using a valuation model and approved by the Board of Directors. Fair values of award grants also recognize any ongoing restrictions on the sale of securities.

Debt Issuance Costs

Debt issuance costs related to the Company's indebtedness are capitalized and amortized over the term of the respective debt instrument utilizing the effective interest method. Unamortized debt issuance costs are expensed when the associated debt is repaid prior to maturity. Amortization of debt issuance costs is included within interest expense in the Company's consolidated statements of operations. The unamortized balance for the senior notes is recorded within senior notes payable in these consolidated financial statements. The unamortized balance for the revolving credit facility is recorded as within prepaid expenses and other assets on these consolidated financial statements. See Note 8 included in these consolidated financial statements for further consideration.

Payment-in-Kind Interest

The Company has loans in its portfolio that contain payment-in-kind ("PIK") provisions. The PIK interest computed at the contractual rate specified in each applicable agreement is accrued and added to the principal balance of the loan monthly in arrears and recorded as interest income. The PIK income added to the principal balance is generally collected upon repayment of the outstanding principal. To maintain the Company's status as a REIT, this non-cash source of income is included in taxable income and will increase the dividend paid to shareholders for the year earned, even though the Company has not yet collected the cash.

Revenue Recognition

Interest income from loans is accrued based on the outstanding principal amount and the contractual terms of each loan. Origination fees, direct loan origination costs, and other discounts (in aggregate the "Original Issue Discount" or "OID") are also recognized in interest income from loans over the initial loan term as a yield adjustment using the effective interest method. Management places loans on nonaccrual status when principal or interest payments are past due 30 days or more or when full recovery of interest and principal is doubtful. Accrued and unpaid interest is generally reversed against interest income in the period the loan is placed on nonaccrual status. Interest payments received on nonaccrual loans are generally recognized on a cash basis and may be recognized as income or applied to principal depending upon management's judgment regarding the borrower's ability to make pending principal and interest payments. Nonaccrual loans are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current. The Company may make exceptions to placing a loan on nonaccrual status if the loan has sufficient collateral value and is in the process of collection. Delayed draw loans earn interest or unused fees on the undrawn portion of the loan, which is recognized as interest income in the period earned. Other fees, including prepayment fees and exit fees, are recognized as interest income when received.

Income Taxes

The Company is a Maryland corporation and has elected to be taxed as a REIT under the Code, commencing with its taxable year ended December 31, 2020. The Company believes that its proposed method of operation will enable it to qualify as a REIT. However, no assurances can be given that the Company's beliefs or expectations will be fulfilled, since qualification as a REIT depends on the Company satisfying numerous asset, income and distribution tests which depend, in part, on the Company's operating results.

To qualify as a REIT, the Company must meet a number of organizational and operational requirements. Those qualification tests involve the percentage of income that the Company earns from specified sources, the percentage of the Company's assets that fall within specified categories, the diversity of the ownership of the Company's shares, and the percentage of the Company's taxable income that the Company distributes. The Company is required to distribute annually to its shareholders at least 90% of the Company's REIT taxable income prior to the deduction for dividends paid. To the extent that the Company distributes less than 100% of its REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), the Company will pay tax at regular corporate rates on that undistributed portion. Furthermore, the Company will be subject to a 4% nondeductible excise tax on any amount by which distributions the Company pays with respect to any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year) are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. The annual expense is calculated in accordance with applicable tax regulations. Excise tax expense is included in the financial statement line item income tax expense.

The Company's wholly-owned subsidiary, TRS1, operates as a TRS and began operating in July 2021. A TRS is an entity taxed as a corporation that has not elected to be taxed as a REIT, in which a REIT directly or indirectly holds equity, and that has made a joint election with such REIT to be treated as a TRS. A TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by the Company without jeopardizing its qualification as a REIT. A TRS is subject to applicable United States federal, state and local income tax on its taxable income. In addition, as a REIT, the Company also may be subject to a 100% excise tax on certain transactions between it and its TRS that are not conducted on an arm's-length basis. The income tax provision is included in the line item income tax expense, including excise tax.

The Company accounts for income taxes related to any TRS under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the income statement in the period that includes the enactment date.

FASB ASC Topic 740, Income Taxes ("ASC 740"), prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has analyzed its various federal and state filing positions and believes that its income tax filing positions and deductions are well documented and supported as of December 31, 2025. Based on the Company's evaluation, there is no reserve for any uncertain income tax positions. Accrued interest and penalties, if any, are included within other liabilities in the consolidated balance sheets.

The Company files income tax returns in the United States federal jurisdiction as well as various state and local jurisdictions. The filings are subject to normal reviews by tax authorities until the related statute of limitations expires. As of December 31, 2025, tax years since 2022 remain subject to examination by taxing authorities.

Earnings per Share

The Company calculates basic earnings (loss) per share by dividing net income (loss) allocable to common shareholders for the period by the weighted average shares of common stock outstanding for that period after consideration of the earnings (loss) allocated to the Company's restricted stock, which are participating securities as defined in GAAP. Diluted earnings (loss) per share takes into effect any dilutive instruments, such as stock options, restricted stock, restricted stock units

("RSUs") and convertible debt, except when doing so would be anti-dilutive. As of December 31, 2025, there were dilutive instruments relating to stock options and restricted shares. See Note 11 included in these consolidated financial statements for the earnings per share calculations.

BDC Conversion Expenses

Expenses associated with the Company's election and subsequent conversion to be regulated as a BDC are expensed as incurred and include legal fees related to the proxy statement and special shareholder meeting in connection the BDC election, the entry into certain agreements relating to the BDC election and adoption of certain compliance policies and procedures relating to the BDC election. During the year ended December 31, 2025, the Company incurred approximately $1.2 million in expenses related to the Conversion, respectively, which is recorded within BDC conversion expenses line item in the Company's consolidated statements of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates include the valuation of loans held for investment at fair value and current expected credit losses.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 improves the transparency of income tax disclosures related to rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied prospectively, however, retrospective application is permitted. The Company adopted ASU 2023-09 effective December 31, 2025, on a retrospective basis, and concluded that the application of this guidance did not have any material impact on its consolidated financial statements.

Recent Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03") and in January 2025, the FASB issued ASU 2025-01—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is not expected to have a material impact on the Company's consolidated financial statements.

3. LOANS HELD FOR INVESTMENT AT FAIR VALUE

As of December 31, 2025 and 2024, the Company's portfolio included three loans and one loan held at fair value, respectively. The aggregate commitment under these loans was approximately $49.1 million and $44.4 million, respectively, and outstanding principal was approximately $57.8 million and $53.1 million as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the Company funded $11.0 million of new loans and additional principal and received approximately $6.3 million of principal repayments of loans held at fair value. As of December 31, 2025 and 2024, the Company's loans held at fair value did not have a floating interest rate.

The following tables summarize the Company's loans held at fair value as of December 31, 2025 and 2024:

	As of December 31, 2025			
	Fair Value[1]	Carrying Value[2]	Outstanding Principal[2]	Weighted Average Remaining Life (Years)[3]
Senior term loans	$ 26,080,763	$ 53,744,253	$ 57,790,684	3.9
Total loans held at fair value	**$ 26,080,763**	**$ 53,744,253**	**$ 57,790,684**	**3.9**

	As of December 31, 2024			
	Fair Value[1]	Carrying Value[2]	Outstanding Principal[2]	Weighted Average Remaining Life (Years)[3]
Senior term loans	$ 30,510,804	$ 50,241,018	$ 53,108,449	0.0
Total loans held at fair value	**$ 30,510,804**	**$ 50,241,018**	**$ 53,108,449**	**0.0**

(1) Refer to Note 13.

(2) The difference between the carrying value and the outstanding principal amount of the loans consists of unaccreted original issue discount ("OID") and loan origination costs.

(3) As of December 31, 2025 and 2024, the maturity date passed on the credit facility with Private Company A without repayment and the weighted average remaining life excludes the remaining life of the Private Company A Credit Facility.

The following table presents changes in loans held at fair value as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Unrealized Gains (Losses)	Fair Value
Total loans held at fair value at December 31, 2024	**$ 53,108,449**	**$ (2,867,431)**	**$ (19,730,214)**	**$ 30,510,804**
Change in unrealized gains (losses) on loans at fair value, net	—	—	(7,933,276)	(7,933,276)
New fundings	11,000,000	(1,179,000)	—	9,821,000
Loan repayments	(6,317,765)	—	—	(6,317,765)
Total loans held at fair value at December 31, 2025	**$ 57,790,684**	**$ (4,046,431)**	**$ (27,663,490)**	**$ 26,080,763**

The following table presents changes in loans held at fair value as of and for the year ended December 31, 2024:

	Principal	Original Issue Discount	Unrealized Gains (Losses)	Fair Value
Total loans held at fair value at December 31, 2023	$ 71,883,402	$ (239,399)	$ (9,923,298)	$ 61,720,705
Change in unrealized gains (losses) on loans at fair value, net	—	—	(9,806,916)	(9,806,916)
New fundings	4,594,027	(2,756,416)	—	1,837,611
Accretion of original issue discount	—	128,384	—	128,384
Loan repayments	(5,218,919)	—	—	(5,218,919)
Sale of loans	(19,284,846)	—	—	(19,284,846)
PIK interest	1,134,785	—	—	1,134,785
Total loans held at fair value at December 31, 2024	$ 53,108,449	$ (2,867,431)	$ (19,730,214)	$ 30,510,804

As of December 31, 2025 and 2024, the Company had one loan held at fair value on nonaccrual status. Effective March 1, 2024, the Company placed Private Company A on nonaccrual status. As of December 31, 2025, the loan with Private Company A had an outstanding principal balance of approximately $46.8 million and an unrealized loss of approximately $(27.7) million. During the year ended December 31, 2025, approximately $6.3 million of payments were received and applied as a reduction to the amortized cost of the Private Company A loan.

A more detailed listing of the Company's loans held at fair value portfolio based on information available as of December 31, 2025 is as follows:

	Collateral Location	Collateral Type (1)	Fair Value (2)	Carrying Value (3)	Outstanding Principal (3)	Interest Rate		Maturity Date (4)	Payment Terms (5)
Private Co. A	AZ, MA, NM	C, D	$ 16,259,763	$ 43,923,253	$ 46,790,684	15.5%	(6)	5/8/2024	I/O
Private Co. W	MI	C, D	4,821,000	4,821,000	6,000,000	10.0%	(7)	12/8/2028	P/I
Sub. of Public Co. T	AZ, CA, CT, FL, GA, MD, OH, PA, WV	C, D	5,000,000	5,000,000	5,000,000	10.5%	(8)	12/17/2030	I/O
Total loans held at fair value			$ 26,080,763	$ 53,744,253	$ 57,790,684				

(1) C = Cultivation Facilities, D = Dispensary/Retail Facilities.

(2) Refer to Note 13.

(3) The difference between the carrying value and the outstanding principal amount of the loans consists of OID and loan origination costs.

(4) Certain loans are subject to contractual extension options and may be subject to performance based or other conditions as stipulated in the loan agreement. Actual maturities may differ from contractual maturities stated herein as certain borrowers may have the right to prepay with or without paying a prepayment penalty. The Company may also extend contractual maturities and amend other terms of the loans in connection with loan modifications.

(5) I/O = interest-only, P/I = principal and interest. P/I loans may include interest-only periods for a portion of the loan term.

(6) Base weighted average interest rate of 13.0% and payment-in-kind ("PIK") weighted average interest rate of 2.5%. In October 2023, AFC Agent LLC ("AFC Agent") delivered a notice of default to Private Company A based on certain financial and other covenant defaults and began charging additional default interest of 5.0%, beginning as of July 1, 2023, in accordance with the terms of the Private Company A Credit Facility. Effective March 1, 2024, the Company placed the borrower on nonaccrual status. The maturity date passed on the credit facility to Private Company A without repayment. In November 2023, Private Company A was placed into receivership to maintain the borrower's operations and maximize value for the benefit of its creditors. The court-appointed receiver is determining the amount of principal payments the borrower is able to repay on a monthly basis either from operations or from sale of collateral assets.

(7) Base interest rate of 10.0%.

(8) Base interest rate of 10.5%.

4. LOANS HELD FOR INVESTMENT AT CARRYING VALUE

As of December 31, 2025 and 2024, the Company's portfolio included 12 and 14 loans held at carrying value, respectively. As of December 31, 2025 and 2024, the aggregate commitment under these loans was approximately $283.5 million and $312.8 million, respectively, and outstanding principal was approximately $259.6 million and $301.8 million, respectively. During the year ended December 31, 2025, the Company funded approximately $41.7 million of new loans and additional principal and had approximately $78.7 million of principal repayments of loans held at carrying value. As of December 31, 2025 and 2024, approximately 46% and 52%, respectively, of the Company's loans held at carrying value had floating interest rates. As of December 31, 2025, these floating benchmark rates included one-month Secured Overnight Financing Rate ("SOFR") quoted at 3.7% and subject to a weighted average floor of 4.3% based on outstanding principal.

The following tables summarize the Company's loans held at carrying value as of December 31, 2025 and 2024:

	As of December 31, 2025			
	Outstanding Principal[1]	Original Issue Discount	Carrying Value[1]	Weighted Average Remaining Life (Years)[2]
Senior term loans	$ 259,626,556	$ (6,001,437)	$ 253,625,119	1.4
Total loans held at carrying value	**$ 259,626,556**	**$ (6,001,437)**	**$ 253,625,119**	**1.4**

	As of December 31, 2024			
	Outstanding Principal[1]	Original Issue Discount	Carrying Value[1]	Weighted Average Remaining Life (Years)[2]
Senior term loans	$ 301,755,791	$ (8,493,417)	$ 293,262,374	1.9
Total loans held at carrying value	**$ 301,755,791**	**$ (8,493,417)**	**$ 293,262,374**	**1.9**

(1) The difference between the carrying value and the outstanding principal amount of the loans consists of unaccreted OID and loan origination costs.

(2) Weighted average remaining life is calculated based on the carrying value of the loans as of December 31, 2025 and 2024.

The following table presents changes in loans held at carrying value as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Carrying Value
Total loans held at carrying value at December 31, 2024	**$ 301,755,791**	**$ (8,493,417)**	**$ 293,262,374**
New fundings	41,730,583	(1,270,000)	40,460,583
Accretion of original issue discount	—	3,450,808	3,450,808
Loan repayments	(60,585,298)	—	(60,585,298)
Loan write-off	(5,574,704)	311,172	(5,263,532)
PIK interest	464,809	—	464,809
Loan amortization payments	(18,164,625)	—	(18,164,625)
Total loans held at carrying value at December 31, 2025	**$ 259,626,556**	**$ (6,001,437)**	**$ 253,625,119**

The following table presents changes in loans held at carrying value as of and for the year ended December 31, 2024:

	Principal	Original Issue Discount	Carrying Value
Total loans held at carrying value at December 31, 2023	$ 314,376,929	$ (13,111,531)	$ 301,265,398
New fundings	128,796,860	(3,474,893)	125,321,967
Accretion of original issue discount	—	7,841,345	7,841,345
Loan repayments	(46,126,637)	—	(46,126,637)
Sale of loans	(90,000,000)	251,662	(89,748,338)
PIK interest	2,006,992	—	2,006,992
Loan amortization payments	(7,298,353)	—	(7,298,353)
Total loans held at carrying value at December 31, 2024	$ 301,755,791	$ (8,493,417)	$ 293,262,374

As of December 31, 2025 and 2024, the Company had two loans held at carrying value on nonaccrual status, with a total amortized cost of approximately $88.8 million and $89.3 million, respectively. During the year ended December 31, 2025, the Company recognized interest income of $0.7 million on loans on nonaccrual status.

The Company placed the loan with Private Company P on nonaccrual status effective June 1, 2025. In July 2025, AFC Agent delivered a notice of default and acceleration to Private Company P based on certain payment defaults, including the failure to make its interest payment when due on July 1, 2025. In November 2025, the Company and AFC Agent entered into a mutual release and settlement agreement with Private Company P and other related parties to resolve various claims and counterclaims among the parties relating to, among other things, the Company's credit facility with Private Company P and the underlying loan collateral. In connection with the settlement and release, the Company received a settlement amount of approximately $10.0 million, with $6.0 million of the settlement payment to be financed by the Company via a new loan to Private Company W at a 10% interest rate, which is held at fair value. The new loan will be secured by a second priority lien on the borrower's real property and a first priority lien on certain of the borrower's equipment and other personal property. The new loan is to be repaid over a term of three years (subject to a one-year extension), with monthly cash payments of principal and interest. At the time of write-off, the loan with Private Company P had an outstanding principal balance of approximately $15.6 million and the Company's net carrying value of its non-performing loan with Private Company P was approximately $10.0 million, which was net of a $5.3 million CECL Reserve. During the fourth quarter of 2025, the Company realized a taxable loss of approximately $5.3 million and wrote off the CECL Reserve of $5.3 million.

The Company placed Subsidiary of Private Company G on nonaccrual status effective December 1, 2023. As of December 31, 2025, the loan with Subsidiary of Private Company G had an outstanding principal amount of approximately $78.8 million and an amortized cost of approximately $77.3 million, respectively. During the year ended December 31, 2025, the Company recognized interest income of approximately $0.7 million related to this loan, which was received in cash. As full recovery of principal and accrued interest is doubtful, future cash receipts received in accordance with terms of the forbearance agreement are accounted for under the cost recovery method. During the year ended December 31, 2025, approximately $0.4 million of contractual interest payments were received and applied as a reduction to this loan's amortized cost. AFC Agent, on our behalf and the other lenders, initiated a foreclosure proceeding on Subsidiary of Private Company G. Foreclosure processes are often lengthy and expensive. Results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of the loan or the priority or perfection of the Company's security interests. Because these actions are in their early stages, no reasonable estimate of possible outcomes of recovery resulting from these legal actions can be made at this time.

The Company placed Private Company K on nonaccrual status effective December 1, 2023, which has an outstanding principal amount of approximately $12.2 million and an amortized cost of approximately $11.5 million as of December 31, 2025. During the year ended December 31, 2025, the Company recognized no interest income related to this loan.

A more detailed listing of the Company's loans held at carrying value portfolio based on information available as of December 31, 2025 is as follows:

	Collateral Location	Collateral Type [1]	Outstanding Principal [2]	Original Issue Discount	Carrying Value [2]	Interest Rate	Maturity Date [3]	Payment Terms [4]
Sub. of Private Co. G	NJ, PA	C, D	$ 78,768,556	$ (1,444,847)	$ 77,323,709	12.5 % [5]	5/1/2026	I/O
Private Co. K	MA	C, D	12,195,762	(682,619)	11,513,143	17.7 % [6]	5/3/2027	P/I
Private Co. L	OH	C, D	25,146,957	(117,433)	25,029,524	13.0 % [7]	5/1/2026	P/I
Private Co. M	AZ	D	23,599,497	(931,092)	22,668,405	9.0 % [8]	7/31/2026	P/I
Private Co. N - Real Estate	FL	C, D	19,327,505	(438,955)	18,888,550	12.5 % [9]	4/1/2028	P/I
Private Co. N - Non-Real Estate	FL	C, D	17,200,000	(387,000)	16,813,000	12.5 % [10]	4/1/2028	P/I
Private Co. O	AZ, MD, MO, NJ, NV, NY, OH, OR, Canada	C	5,358,890	(247,159)	5,111,731	13.5 % [11]	6/1/2028	P/I
Private Co. Q	GA	C, D	7,479,626	(293,333)	7,186,293	13.8 % [12]	9/1/2028	P/I
Private Co. R	MD	C, D	33,179,518	(487,568)	32,691,950	12.0 % [13]	11/1/2027	P/I
Private Co. U	GA, OH	C, D	15,000,000	(263,514)	14,736,486	14.0 % [14]	3/1/2028	P/I
Sub of Private Co. V	MO, OH, UT	C, D	12,370,245	(341,250)	12,028,995	14.0 % [15]	4/1/2029	P/I
Sub. of Public Co. S	FL, IL, MA, NY, OH, PA	C, D	10,000,000	(366,667)	9,633,333	12.5 % [16]	8/13/2030	I/O
Total loans held at carrying value			**$ 259,626,556**	**$ (6,001,437)**	**$ 253,625,119**			

(1) For cannabis operators, C = Cultivation Facilities, D = Dispensary/Retail Facilities.

(2) The difference between the carrying value and the outstanding principal amount of the loans consists of unaccreted OID and loan origination costs.

(3) Certain loans are subject to contractual extension options and may be subject to performance based or other conditions as stipulated in the loan agreement. Actual maturities may differ from contractual maturities stated herein as certain borrowers may have the right to prepay with or without paying a prepayment penalty. The Company may also extend contractual maturities and amend other terms of the loans in connection with loan modifications.

(4) I/O = interest-only, P/I = principal and interest. P/I loans may include interest-only periods for a portion of the loan term.

(5) Base interest rate of 12.5%. Effective December 1, 2023, the Company placed the borrower on nonaccrual status.

(6) Base interest rate of 12.0% plus SOFR (SOFR floor of 1.0%) and PIK interest rate of 2.0%. Effective December 1, 2023, the Company placed the borrower on nonaccrual status.

(7) Base interest rate of 8.0% plus SOFR (SOFR floor of 5.0%).

(8) Base interest rate of 9.0%.

(9) Base interest rate of 8.0% plus SOFR (SOFR floor of 4.5%).

(10) Base interest rate of 8.0% plus SOFR (SOFR floor of 4.5%).

(11) Base interest rate of 8.5% plus SOFR (SOFR floor of 5.0%).

(12) Base interest rate of 8.75% plus SOFR (SOFR floor of 5.0%).

(13) Base interest rate of 7.5% plus SOFR (SOFR floor of 4.5%).

(14) Base interest rate of 14.0%.

(15) Base interest rate of 12.5% and PIK interest rate of 1.5%.

(16) Base interest rate of 12.5%.

5. LOAN RECEIVABLE HELD AT CARRYING VALUE

As of December 31, 2025 and 2024, the Company's portfolio included zero and one loan receivable held at carrying value, respectively. The originated commitment under this loan was $4.0 million and outstanding principal was zero and $1.9 million as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company received $0.1 million of principal repayments of loan receivable held at carrying value.

The following table presents changes in loans receivable as of and for the year ended December 31, 2025:

	Principal	Original Issue Discount	Carrying Value
Total loan receivable held at carrying value at December 31, 2024	$ 1,897,324	$ (1,686)	$ 1,895,638
Loan repayments	(118,392)	—	(118,392)
Loan write-off	(1,778,932)	1,686	(1,777,246)
Total loan receivable held at carrying value at December 31, 2025	$ —	$ —	$ —

The following table presents changes in loans receivable as of and for the year ended December 31, 2024:

	Principal	Original Issue Discount	Carrying Value
Total loan receivable held at carrying value at December 31, 2023	$ 2,041,744	$ (1,686)	$ 2,040,058
Loan repayments	(144,420)	—	(144,420)
Total loan receivable held at carrying value at December 31, 2024	$ 1,897,324	$ (1,686)	$ 1,895,638

Effective October 1, 2022, the Company placed Public Company A equipment loan receivable on nonaccrual status. During the year ended December 31, 2025, the Company recognized no interest income related to this loan. Payments received were accounted for under the cost recovery method and applied as a reduction to the amortized cost of the Public Company A equipment loan. Prior to the write-off, the equipment loan with Public Company A had an outstanding principal balance of approximately $1.8 million and amortized cost of approximately $1.8 million. Based on discussions with the collateral agent, no other proceeds were expected and the Company deemed the remaining balance on the loan with Public Company A to be uncollectible. Prior to the write-off, the loan receivable had a CECL Reserve that was fully reserved for. During the year ended December 31, 2025, the Company wrote off $1.8 million, which was equal to the carrying value of the loan receivable, excluding the CECL Reserve at the time the loan was written off.

6.   **CURRENT EXPECTED CREDIT LOSSES**

As of December 31, 2025 and 2024, the Company's CECL Reserve for its loans held at carrying value and loan receivable held at carrying value was approximately $46.1 million and $30.6 million, respectively, or 18.19% and 10.36%, respectively, of the Company's total loans held at carrying value and loan receivable held at carrying value of approximately $253.6 million and $295.2 million, respectively, and is bifurcated between the current expected credit loss reserve (contra-asset) related to outstanding balances on loans held at carrying value and loan receivable held at carrying value of approximately $46.1 million and $30.4 million, respectively, and a liability for unfunded commitments of approximately $0.1 million and $0.2 million, respectively. The liability was based on the unfunded portion of the loan commitment over the full contractual period over which the Company is exposed to credit risk through a current obligation to extend credit. Management considered the likelihood that funding will occur and, if funded, the expected credit loss on the funded portion when determining the amount to allocate to its CECL Reserve.

Activity related to the CECL Reserve for outstanding balances and unfunded commitments on the Company's loans held at carrying value and loan receivable held at carrying value as of and for the years ended December 31, 2025 and 2024 was as follows:

	Outstanding [1]	Unfunded [2]	Total
Balance at December 31, 2024	$ 30,419,677	$ 166,702	$ 30,586,379
Provision for (reversal of) current expected credit losses	22,680,939	(90,233)	22,590,706
Write-offs	(7,040,778)	—	(7,040,778)
Recoveries	—	—	—
Balance at December 31, 2025	$ 46,059,838	$ 76,469	$ 46,136,307

	Outstanding [1]	Unfunded [2]	Total
Balance at December 31, 2023	$ 26,309,450	$ 115,473	$ 26,424,923
Provision for (reversal of) current expected credit losses	4,110,227	51,229	4,161,456
Write-offs	—	—	—
Recoveries	—	—	—
Balance at December 31, 2024	$ 30,419,677	$ 166,702	$ 30,586,379

(1) As of December 31, 2025 and 2024, the CECL Reserve related to outstanding balances on loans held at carrying value and loan receivable held at carrying value is recorded within current expected credit loss reserve in the Company's consolidated balance sheets.

(2) As of December 31, 2025 and 2024, the CECL Reserve related to unfunded commitments on loans held at carrying value is recorded within current expected credit loss reserve as a liability in the Company's consolidated balance sheets.

The Company continuously evaluates the credit quality of each loan by assessing the risk factors of each loan and assigning a risk rating based on a variety of factors. Such factors may include property type, geographic and local market dynamics, physical condition, projected cash flow, loan structure and exit plan, loan-to-value ratio, fixed charge coverage ratio, project sponsorship, and other factors deemed necessary by the Company. Based on a 5-point scale, the Company's loans are rated "1" through "5," from less risk to greater risk, which ratings are defined as follows:

Rating	Definition
1	Very Low Risk — Materially exceeds performance metrics included in original or current credit underwriting and business plan
2	Low Risk — Collateral and business performance exceeds substantially all performance metrics included in original or current credit underwriting and business plan
3	Medium Risk — Collateral and business performance meets, or is on track to meet underwriting expectations; business plan is met or can reasonably be achieved
4	High Risk/ Potential for Loss — Collateral performance falls short of underwriting, material differences from business plans, defaults may exist, or may soon exist absent material improvement. Risk of recovery of interest exists
5	Impaired/ Loss Likely — Performance is significantly worse than underwriting with major variances from business plan observed. Loan covenants or financial milestones have been breached; exit from loan or refinancing is uncertain. Full recovery of principal is unlikely

The risk ratings are primarily based on historical data as well as taking into account future economic conditions.

As of December 31, 2025, the carrying value, excluding the CECL Reserve, of the Company's loans held at carrying value and loan receivable held at carrying value within each risk rating by year of origination is as follows:

Risk Rating:	2025	2024	2023	2022	2021	2020	Total
1	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2	—	—	—	—	—	—	—
3	36,398,814	80,691,524	22,668,405	25,029,524	—	—	164,788,267
4	—	—	—	—	—	—	—
5	—	—	—	11,513,143	77,323,709	—	88,836,852
Total	$ 36,398,814	$ 80,691,524	$ 22,668,405	$ 36,542,667	$ 77,323,709	$ —	$253,625,119
Gross write-offs	$ —	$ (5,263,532)	$ —	$ —	$ —	$ (1,777,246)	$ (7,040,778)

During the year ended December 31, 2025, the Company resolved two loans that were on nonaccrual status during 2025. In connection with the resolutions, the Company incurred write-offs of approximately $7.0 million.

During the year ended December 31, 2025, the Company deemed its equipment loan receivable with Public Company A uncollectible and wrote off the remaining balance and related CECL Reserve of $1.8 million. At the time of write-off, the equipment loan with Public Company A had an outstanding principal balance of approximately $1.8 million and amortized cost of approximately $1.8 million. Prior to the write-off, the loan receivable had a risk rating of "5" and was fully reserved for.

During the year ended December 31, 2025, the Company settled its non-performing loan with Private Company P and wrote off the related CECL Reserve of $5.3 million. The loan with Private Company P was placed on nonaccrual status effective June 1, 2025 after certain payment defaults and had a risk rating of "5". The $5.3 million write-off was equal to the CECL Reserve at the time of resolution. The loan with Private Company P had an outstanding principal balance of approximately $15.6 million and the Company's net carrying value of its non-performing loan with Private Company P was approximately $10.0 million, which was net of the $5.3 million CECL Reserve at the time of resolution.

7.   INTEREST RECEIVABLE

The following table summarizes the interest receivable by the Company as of December 31, 2025 and 2024:

	As of December 31,	
	2025	2024
Interest receivable	$ 859,123	$ 1,923,914
PIK receivable	15,977	40,000
Unused fees receivable	24,282	18,983
Total interest receivable	**$ 899,382**	**$ 1,982,897**

8.   DEBT

Revolving Credit Facility

On April 29, 2022, the Company entered into the Loan and Security Agreement (the "Revolving Credit Agreement") by and among the Company, the other loan parties from time to time party thereto, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto, pursuant to which, the Company obtained a $60.0 million senior secured revolving credit facility (as amended from time to time, the "Revolving Credit Facility"). The Revolving Credit Facility's initial maturity date of April 29, 2025 was extended to April 29, 2028 under Amendment Number Four to the Revolving Credit Agreement, as described further below.

The Revolving Credit Facility contains aggregate commitments of $60.0 million from two FDIC-insured banking institutions (which may be increased up to $100.0 million in aggregate, subject to available borrowing base and additional commitments) which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided under the Revolving Credit Agreement. Interest is payable on the Revolving Credit Facility at the greater of (1) the applicable base rate plus 0.50% and (2) 4.50%, as provided in the Revolving Credit Agreement, payable in cash in arrears. In connection with entering the Revolving Credit Agreement, the Company incurred a one-time commitment fee expense of approximately $0.5 million, which was included in prepaid expenses and other assets on the Company's consolidated balance sheets and amortized over the life of the facility. The Company is required to pay certain fees to the agent and the lenders under the Revolving Credit Agreement, including a $75.0 thousand agent fee payable to the agent and a 0.25% per annum loan fee payable ratably to the lenders, in each case, payable on the closing date and on the annual anniversary thereafter. Commencing on the six-month anniversary of the closing date, the Revolving Credit Facility has an unused line fee of 0.25% per annum, payable semi-annually in arrears, which is included within interest expense in the Company's consolidated statements of operations. Based on the terms of the Revolving Credit Agreement, the unused line fee is waived if our average revolver usage exceeds the minimum amount required per the Revolving Credit Agreement. During the year ended December 31, 2025, the Company incurred an unused line fee of approximately $134.1 thousand. No unused line fee was incurred in the prior year, as the Company's estimated average cash balance exceeded the minimum balance required to waive the unused line fee.

The obligations of the Company under the Revolving Credit Facility are secured by certain assets of the Company comprising of or relating to loan obligations designated for inclusion in the borrowing base. In addition, the Company is subject to various financial and other covenants, including: (1) liquidity of at least $5.0 million, (2) annual debt service coverage of at least 1.5 to 1.0 and (3) secured debt not to exceed 25% of total consolidated assets of the Company and its subsidiaries. To the best of our knowledge, as of December 31, 2025, we were in compliance in all material respects with all covenants contained in our Revolving Credit Agreement.

In January 2025, the Company entered into Amendment Number Three to Loan and Security Agreement, by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto, pursuant to which, among other things, the parties agreed to reduce the procedural requirements for obligor loan receivables to become eligible under the borrowing base.

In April 2025, the Company entered into Amendment Number Four to Loan and Security Agreement ("Amendment Number Four"), by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Four, among other things, (i) extends the maturity date of the Revolving Credit Agreement to April 29, 2028, (ii) increases the interest rate floor from 4.00% to 7.00%, (iii) permits certain restricted payments to be made upon the Company meeting certain terms and conditions, and (iv) expands the collateral secured under the Revolving Credit Agreement from assets comprising of or relating to loan obligations designed for inclusion in the borrower base to substantially all of the Company's and its subsidiaries' assets. In connection with the amendment, the Revolving Credit Facility has a lead commitment of $30.0 million from a FDIC-insured banking institution (which may be increased up to $100.0 million in aggregate, subject to available borrowing base and additional commitments) which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided under the Revolving Credit Facility.

In June 2025, the Company entered into Amendment Number Five to the Loan and Security Agreement ("Amendment Number Five"), by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative party thereto. Amendment Number Five, among other things increased the commitment from the lenders by $20.0 million to a total aggregate commitment of $50.0 million.

Interest is payable on the Revolving Credit Facility at the greater of (1) the applicable base rate plus 0.50% and (2) 7.00%, as provided in the Revolving Credit Agreement, as amended, payable in cash in arrears. In connection with the Revolving Credit Agreement and related amendments, the Company incurred certain closing costs of approximately $0.1 million, which were included in prepaid expenses and other assets on the Company's consolidated balance sheets and amortized over the life of the Revolving Credit Facility.

As of December 31, 2025 and 2024, outstanding borrowings under the Revolving Credit Facility were $21.0 million and $60.0 million, respectively, and $29.0 million and zero were available for borrowing as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the interest rate on the Company's borrowings under the Revolving Credit Facility was 7.25% and 8.00%, respectively.

AFCF Credit Facility

In December 2024, the Company entered into an unsecured revolving credit agreement (the "AFCF Credit Agreement"), by and among the Company, as borrower, the lenders party thereto from time to time, and AFC Finance, LLC, as agent and lender. AFC Finance, LLC is wholly owned by Leonard M. Tannenbaum, Chairman of the Company's Board of Directors. The AFCF Credit Agreement provides for an unsecured revolving credit facility (the "AFCF Credit Facility") with a $40.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the AFCF Credit Agreement. Interest is payable on the AFCF Credit Facility at a rate per annum equal to 8.00%. The AFCF Credit Facility matures on the earlier of (i) December 31, 2025 and (ii) the date of the closing of any unsecured debt with principal of at least $40.0 million used to refinance the AFCF Credit Agreement.

In April 2025, in conjunction with the entry by the Company into Amendment Number Four to the Revolving Credit Agreement, the Company terminated that certain AFCF Credit Agreement, by and among the Company, as borrower, the lenders party thereto from time to time, and AFC Finance, LLC, as agent and lender. There were no outstanding borrowings under the AFCF Credit Agreement at the time of its termination.

As December 31, 2024, outstanding borrowings under the AFCF Credit Facility were $40.0 million and no amounts available for borrowing. As of December 31, 2025, the AFCF Credit Facility had been terminated and no amounts were outstanding or available for borrowing thereunder.

TCGSL

In January 2026, the Company entered into an unsecured revolving credit agreement (the "TCGSL Credit Agreement"), by and among the Company, as borrower, the lenders party thereto from time to time, and TCGSL LLC, as agent and lender. TCGSL is wholly owned by Leonard M. Tannenbaum, Chairman of the Company's Board of Directors. The TCGSL Credit Agreement provides for an unsecured revolving credit facility (the "TCGSL Credit Facility") with a $20.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the TCGSL Credit Agreement. Interest is payable on the TCGSL Credit Facility at a rate per annum equal to 8.5% and matures on August 1, 2028.

2027 Senior Notes

On November 3, 2021, the Company issued $100.0 million in aggregate principal amount of senior unsecured notes due in May 2027 (the "2027 Senior Notes"). The 2027 Senior Notes accrue interest at a rate of 5.75% per annum. Interest on the 2027 Senior Notes is due semi-annually on May 1 and November 1 of each year, which began on May 1, 2022. The net proceeds from the offering were approximately $97.0 million, after deducting the initial purchasers' discounts and commissions and estimated offering fees and expenses payable by the Company. The Company used the proceeds from the issuance of the 2027 Senior Notes (i) to fund loans related to unfunded commitments to existing borrowers, (ii) to originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with the Company's investment strategy and (iii) for working capital and other general corporate purposes. The terms of the 2027 Senior Notes are governed by an indenture, dated November 3, 2021, among us, as issuer, and TMI Trust Company, as trustee (the "Indenture").

Under the Indenture, the Company is required to cause all of its existing and future subsidiaries to guarantee the 2027 Senior Notes, other than certain immaterial subsidiaries as set forth in the Indenture. TRS1 is currently a subsidiary guarantor under the Indenture.

Prior to February 1, 2027, the Company may redeem the 2027 Senior Notes in whole or in part, at a price equal to the greater of 100% of the principal amount of the 2027 Senior Notes being redeemed or a make-whole premium set forth in the Indenture, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date. On or after February 1, 2027, we may redeem the 2027 Senior Notes in whole or in part at a price equal to 100% of the principal amount of the 2027 Senior Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. The Indenture also requires us to offer to purchase all of the 2027 Senior Notes at a purchase price equal to 101% of the principal amount of the 2027 Senior Notes, plus accrued and unpaid interest if a "change of control triggering event" (as defined in the Indenture) occurs.

The Indenture contains customary terms and restrictions, subject to a number of exceptions and qualifications, including restrictions on the Company's ability to (1) incur additional indebtedness unless the Annual Debt Service Charge (as defined in the Indenture) is no less than 1.5 to 1.0, (2) incur or maintain total debt in an aggregate principal amount greater than 60% of the Company's consolidated Total Assets (as defined in the Indenture), (3) incur or maintain secured debt in an aggregate principal amount greater than 25% of the Company's consolidated Total Assets (as defined in the Indenture), and (4) merge, consolidate or sell substantially all of the Company's assets. In addition, the Indenture also provides for customary events of default. If any event of default occurs, any amount then outstanding under the Indenture may immediately become due and payable. These events of default are subject to a number of important exceptions and qualifications set forth in the Indenture.

During the year ended December 31, 2025, the Company repurchased $13.0 million in principal amount of the Company's 2027 Senior Notes at 96.3% of par value, plus accrued interest. This resulted in a gain on extinguishment of debt of approximately $0.4 million, recorded within the consolidated statements of operations. No repurchases took place during the year ended December 31, 2024. As of December 31, 2025 and 2024, the Company had $77.0 million and $90.0 million in principal amount of the 2027 Senior Notes outstanding, respectively.

The 2027 Senior Notes are due on May 1, 2027. Scheduled principal payments on the 2027 Senior Notes as of December 31, 2025 are as follows:

Year	2027 Senior Notes
2026	$ —
2027	77,000,000
2028	—
2029	—
2030	—
Thereafter	—
Total principal	**77,000,000**
Deferred financing costs included in senior notes payable	(677,507)
Senior notes payable, net	**$ 76,322,493**

	Year ended December 31, 2025			
	2027 Senior Notes	Revolving Credit Facility	AFCF Revolving Credit Facility	Total Borrowings
Interest expense	$ 5,106,479	$ 632,687	$ 8,889	$ 5,748,055
Unused fee expense	—	134,075	—	134,075
Amortization of deferred financing costs	623,647	252,759	—	876,406
Total interest expense	**$ 5,730,126**	**$ 1,019,521**	**$ 8,889**	**$ 6,758,536**

	Year ended December 31, 2024			
	2027 Senior Notes	Revolving Credit Facility	AFCF Revolving Credit Facility	Total Borrowings
Interest expense	$ 5,175,000	$ 117,387	$ 18,778	$ 5,311,165
Unused fee expense	—	—	—	—
Amortization of deferred financing costs	632,592	392,551	—	1,025,143
Total interest expense	**$ 5,807,592**	**$ 509,938**	**$ 18,778**	**$ 6,336,308**

9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025 and 2024, the Company had the following commitments to fund various investments:

	As of December 31,	
	2025	2024
Total loan commitments	$ 332,631,207	$ 361,278,431
Less: drawn commitments	(322,339,968)	(350,943,832)
Total undrawn commitments	**$ 10,291,239**	**$ 10,334,599**

The Company from time to time may be a party to litigation or other legal proceedings relating to claims arising from the ordinary course of business. As of December 31, 2025, the Company was not subject to any material pending legal proceedings to which the Company is a party or any of the Company's assets are subject that could materially impact its business, financial condition or results of operations.

The Company provides loans to companies operating in the cannabis industry which involves significant risks, including the risk of strict enforcement against the Company's borrowers on the federal illegality of cannabis, the Company's borrowers' inability to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, and such loans lack of liquidity, and the Company could lose all or part of any of the Company's loans.

The Company's ability to grow or maintain its business with respect to the loans it makes to companies operating in the cannabis industry depends on state laws pertaining to the cannabis industry. New laws that are adverse to the Company's borrowers may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede the Company's ability to grow and could materially adversely affect the Company's business.

Management's plan to mitigate risks include monitoring the legal landscape as deemed appropriate. Also, should a loan default or otherwise be seized, the Company may be prohibited from owning cannabis assets and thus could not take possession of collateral, in which case the Company would look to sell the loan, which could result in the Company realizing a loss on the transaction.

10. SHAREHOLDERS' EQUITY

Series A Preferred Stock

As of December 31, 2025 and 2024, the Company authorized 10,000 preferred shares and previously issued 125 of the preferred shares designated as 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"). As of December 31, 2025 and 2024, there were zero shares of Series A Preferred Stock issued and outstanding, respectively.

The Series A Preferred Stock entitles the holders thereof to receive cumulative cash dividends at a rate per annum of 12.0% of the liquidation preference of $1,000 per share plus all accumulated and unpaid dividends thereon. The Company generally may not declare or pay, or set apart for payment, any dividend or other distribution on any shares of the Company's stock ranking junior to the Series A Preferred Stock as to dividends, including the Company's common stock, or redeem, repurchase or otherwise make payments on any such shares, unless full, cumulative dividends on all outstanding shares of Series A Preferred Stock have been declared and paid or set apart for payment for all past dividend periods. The holders of the Series A Preferred Stock generally have no voting rights except in limited circumstances, including certain amendments to the Company's charter and the authorization or issuance of equity securities senior to or on parity with the Series A Preferred Stock. The Series A Preferred Stock is not convertible into shares of any other class or series of our stock. The Series A Preferred Stock is senior to all other classes and series of shares of the Company's stock as to dividend and redemption rights and rights upon the Company's liquidation, dissolution and winding up.

Upon written notice to each record holder of the Series A Preferred Stock as to the effective date of redemption, the Company may redeem the shares of the outstanding Series A Preferred Stock at the Company's option, in whole or in part, at any time for cash at a redemption price equal to $1,000 per share, plus all accrued and unpaid dividends thereon up to and including the date fixed for redemption. Shares of the Series A Preferred Stock that are redeemed shall no longer be deemed outstanding shares of the Company and all rights of the holders of such shares will terminate.

In June 2024, the Company redeemed all 125 outstanding shares of its Series A Preferred Stock. The Series A Preferred Stock was redeemed at a price of $1,000 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption. There were no accrued and unpaid dividends at the time of redemption.

Common Stock

As of December 31, 2025 and 2024, the Company authorized 50,000,000 shares of common stock at $0.01 par value per share, pursuant to the Articles of Amendment, dated March 10, 2022 ("Common Stock"). As of December 31, 2025 and 2024, 23,528,844 and 22,332,927 shares of Common Stock were issued and outstanding, respectively.

During the years ended December 31, 2025 and 2024, the Company did not issue any shares of its common stock, other than shares of common stock sold under the ATM Program (hereinafter defined) and restricted stock awards granted under the 2020 Plan.

Shelf Registration Statement

On April 5, 2022, the Company filed a shelf registration statement on Form S-3 (File No. 333-264144) (the "Prior Shelf Registration Statement"), which was declared effective on April 18, 2022. Under the Prior Shelf Registration Statement, the Company was able, from time to time, issue and sell up to $1.0 billion of the Company's common stock, preferred stock, debt securities, warrants and rights (including as part of a unit) to purchase shares of the Company's common stock or preferred stock. The Prior Shelf Registration Statement expired on April 18, 2025.

On April 17, 2025, the Company filed a shelf registration statement on Form S-3 (File No. 333-286604) (the "Shelf Registration Statement"), which was declared effective on April 25, 2025. Under the Shelf Registration Statement, the Company may, from time to time, issue and sell up to $1.0 billion of the Company's common stock, preferred stock, debt securities, warrants and rights (including as part of a unit) to purchase shares of the Company's common stock or preferred stock.

At-the-Market Offering Program ("ATM Program")

On April 5, 2022, the Company entered into an Open Market Sales Agreement (the "Sales Agreement") with Jefferies LLC and Citizens JMP Securities LLC, as Sales Agents, under which the Company may, from time to time, offer and sell shares of common stock, having an aggregate offering price of up to $75.0 million. Under the terms of the Sales Agreement, the Company has agreed to pay the Sales Agents a commission of up to 3.0% of the gross proceeds from each sale of common stock sold through the Sales Agents. Sales of common stock, if any, may be made in transactions that are deemed to be "at-the-market" offerings, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the "Securities Act"). During the year ended December 31, 2025, the Company did not sell any shares of the Company's common stock under the Sales Agreement. At the time of termination, the Company's remaining authorization under the Sales Agreement was approximately $47.4 million. As of December 31, 2025, the ATM Program was no longer in effect.

The ATM Program and related Sales Agreement expired in April 2025, in connection with the expiration of the Company's Prior Shelf Registration Statement. The Company does not currently have an ATM program, but may enter into a new ATM program and related sales agreement in the future pursuant to which sales may be made under the Shelf Registration Statement.

Stock Incentive Plan

The Company has established a stock incentive compensation plan (the "2020 Plan"). The 2020 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses, stock units and other forms of awards granted or denominated in the Company's common stock or units of common stock. The 2020 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash. The Company has granted, and currently intends to continue to grant, stock options and restricted stock awards to participants in the 2020 Plan, but it may also grant any other type of award available under the 2020 Plan in the future. Persons eligible to receive awards under the 2020 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, employees of the Manager and certain directors, consultants and other service providers to the Company or any of its subsidiaries.

During the year ended December 31, 2025, the Company's Board of Directors approved grants of an aggregate of 1,205,800 shares of restricted stock to the Company's directors and certain officers, as well as certain employees of the Manager and its affiliates. The restricted stock awards granted during the year ended December 31, 2025 under the 2020 Plan are subject to vesting periods that vary from immediately vested, one-year vesting and to vesting over a three-year period, with approximately 33% vesting on each of the first, second and third anniversaries of the vesting commencement date.

During the year ended December 31, 2024, the Company's Board of Directors approved grants of an aggregate of 292,270 shares of restricted stock to the Company's directors and certain officers, as well as certain employees of the Manager and its affiliates. The restricted stock awards granted during the year ended December 31, 2024, under the 2020 Plan contain vesting periods that vary from immediately vested to vesting over a three-year period, with approximately 33% vesting on each of the first, second and third anniversaries of the vesting commencement date.

Because externally managed BDCs are not permitted under the 1940 Act to issue or have outstanding restricted stock or stock options, the Company's Board, in advance of the Conversion, approved the accelerated vesting of its outstanding restricted stock and cancelled its outstanding stock options. The Company accounted for this modification as a Type I modification (probable to probable) and the previously remaining unrecognized compensation expense of approximately $2.8 million was fully recognized during the year ended December 31, 2025.

As of December 31, 2025, there were 1,646,127 shares of common stock granted under the 2020 Plan, underlying 900 options and 1,645,227 shares of restricted stock.

As of December 31, 2025, the maximum number of shares of the Company's common stock that may be delivered pursuant to awards under the 2020 Plan (the "Share Limit") equaled 4,056,381 shares, of which 2,410,254 shares remained available for future issuance under the 2020 Plan. The Share Limit increased during the year ended December 31, 2025 under the evergreen provision in the 2020 Plan in connection with the Minimum Annual Increase (as defined in the 2020 Plan) for the 2025 fiscal year. Shares that are subject to or underlie awards that expire or, for any reason, are cancelled, terminated, forfeited, fail to vest or are not paid or delivered under the 2020 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2020 Plan.

Modification of Stock Options and Restricted Stock Outstanding at Spin-Off

Stock Options

On July 9, 2024, the Company completed the separation of its CRE portfolio through the Spin-Off of SUNS. As a result, the strike price for the outstanding stock options of the Company were adjusted to give effect to the Spin-Off. All adjustments were made with the intent to preserve the intrinsic value of each award immediately before and after the Spin-Off. The Company accounted for the modification as Type I modification (probable to probable). The number of awards remained constant, while the strike prices were modified to preserve the intrinsic value of each award. The modified stock option awards otherwise retained substantially the same terms and conditions, including term and vesting provisions. The fair value of such unvested stock option awards remained constant pre- and post-Spin-Off, resulting in no incremental compensation cost. The Company recognized the remaining unrecognized compensation cost of the original stock option awards over the remaining vesting period.

The Company used the Black-Scholes option pricing model to value stock options in determining the stock-based compensation expense. The Company has elected to recognize forfeitures as they occur. Previously recognized compensation expense related to forfeitures are reversed in the period the nonvested awards are forfeited. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected dividend yield was based on the Company's expected dividend yield at the grant date. Expected volatility is based on the estimated average volatility of similar companies due to the lack of historical volatilities of the Company's common stock. The expected term for each award is based on the contractual term for all awards granted thus far under the 2020 Plan. Restricted stock grant expense is based on the Company's stock price at the time of the grant and amortized over the vesting period.

The weighted-average exercise price of stock options have been retroactively adjusted to give effect to the Spin-Off for all periods presented.

The following table presents the assumptions used in the Black-Scholes pricing model of options granted under the 2020 Plan during the years ended December 31, 2025 and 2024:

Assumptions:	Range
Expected term	7.0 years
Expected volatility	40% - 50%
Expected dividend yield	10% - 20%
Risk-free interest rate	0.5% - 2.0%
Expected forfeiture rate	0%

The modification date fair value of the stock options was determined using the Binomial-Lattice Model with the following assumptions on July 9, 2024:

Assumptions:	Range
Expected term	3.1 - 4.5 years
Expected volatility	31.24% - 32.41%
Expected dividend yield	15.65%
Risk-free interest rate	4.16% - 4.25%
Expected forfeiture rate	0%

As additional Company history and information is available, the Company determined the use of the Binomial-Lattice Model to be appropriate compared to the closed-form Black-Scholes model. The risk-free interest rate is based on the continuously compounded rates from the U.S. Treasury yield curve in effect at the date of Spin-Off. The expected term is based on the remaining contractual term of each option's life as of the date of Spin-Off. The expected dividend yield was based on the Company's most recent quarterly dividend, annualized, divided by the three-month average stock price as of the Spin-Off date. Expected volatility is based on the remaining contractual term-matched historical volatility. In cases where the look back period exceeds the trading history of the Company's Common Stock, the Company's entire trading history was used.

Restricted Stock

Restricted stock awards originally granted under the 2020 Plan include awards granted to employees of the Manager that perform shared functions pre- and post-Spin-Off. In connection with the Spin-Off transaction and as a result of the related modification, approximately 33% of the remaining unrecognized compensation cost of unvested restricted stock awards will be recognized over the remaining vesting period of the Company's former wholly-owned subsidiary, SUNS. The Company recognized the remaining 67% of unrecognized compensation cost of unvested restricted stock awards over the remaining vesting period.

Stock Compensation

The following table summarizes the stock-based compensation expense incurred by the Company for the years ended December 31, 2025 and 2024:

	Years ended December 31,			
	2025		**2024**	
Stock-based compensation	$	6,840,805	$	1,390,978

Stock Options

The following table summarizes the (i) non-vested options granted, (ii) vested options granted, (iii) exercised and (iv) forfeited options granted for the Company's directors and officers and employees of the Manager and its affiliates as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Non-vested	129,862	149,133
Vested	2,244,770	2,225,499
Exercised	(5,511)	(5,511)
Forfeited	(2,369,121)	(200,669)
Balance	**—**	**2,168,452**

The following tables summarize stock option activity as of and during the year ended December 31, 2025:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2024	2,168,452	$ 11.46		
Granted	—	—		
Exercised	—	—		
Forfeited	(2,168,452)	11.46		
Outstanding as of December 31, 2025	**—**	**$ —**	**0.00 years**	**$ —**
Exercisable as of December 31, 2025	**—**	**$ —**	**0.00 years**	**$ —**
Unvested as of December 31, 2025	**—**	**$ —**	**0.00 years**	**$ —**

The Company did not grant any options during the years ended December 31, 2025 and 2024. No options were exercised during the years ended December 31, 2025 and 2024.

Restricted Stock

The following table summarizes restricted stock (i) granted, (ii) vested and (iii) forfeited for the Company's directors and officers and employees of the Manager and its affiliates as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Granted	1,689,044	483,244
Vested	(1,645,227)	(102,780)
Forfeited	(43,817)	(33,934)
Balance	**—**	**346,530**

The fair value of the Company's restricted stock awards is based on the Company's stock price on the date of grant. The following table summarizes the restricted stock activity as of and during the year ended December 31, 2025:

	Number of shares of restricted stock	Weighted-average grant date fair value
Balance as of December 31, 2024	346,530	$ 8.72
Granted	1,205,800	4.01
Vested	(1,542,447)	5.04
Forfeited	(9,883)	8.74
Balance as of December 31, 2025	—	$ —

The total fair value of shares vested during the years ended December 31, 2025 and 2024, was approximately $5.1 million and $0.8 million, respectively. During the year ended December 31, 2024, 292,270 shares of restricted stock were granted with a weighted-average grant date fair value of $10.95 per share. During the year ended December 31, 2024, 64,752 shares of restricted stock vested with a weighted-average grant date fair value of $14.50 per share.

As of December 31, 2025, there was no unrecognized compensation cost related to non-vested restricted stock or options.

11. EARNINGS PER SHARE

The following information sets forth the computations of basic and diluted earnings per common share for the years ended December 31, 2025 and 2024:

		Years ended December 31,		
		2025		2024
Net (loss) income from continuing operations	$	(20,673,426)	$	13,862,137
Dividends paid on preferred stock		—		(7,500)
Dividends paid on unvested restricted stock		(368,921)		(440,028)
Net income from continuing operations attributable to common shareholders		(21,042,347)		13,414,609
Net income from discontinued operations		—		2,922,068
Net income attributable to common shareholders		**(21,042,347)**		**16,336,677**
Divided by:				
Basic weighted average shares of common stock outstanding		22,246,019		20,821,239
Weighted average unvested restricted stock and dilutive stock options		36,765		67,741
Diluted weighted average shares of common stock outstanding		22,282,784		20,888,980
Basic earnings per share				
Continuing operations	$	(0.95)	$	0.64
Discontinued operations	$	—	$	0.14
Total basic earnings per common share	**$**	**(0.95)**	**$**	**0.78**
Diluted earnings per share				
Continuing operations	$	(0.95)	$	0.64
Discontinued operations	$	—	$	0.14
Total diluted earnings per common share	**$**	**(0.95)**	**$**	**0.78**

Diluted EPS was computed using the treasury stock method for stock options and restricted stock. Diluted earnings per common share excluded 1,665,057 and 1,499,209 weighted average shares of unvested restricted stock and stock options due to anti-dilutive effect for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the potential dilutive shares due to unvested restricted stock and stock options were not included in the computation of diluted loss per share since to do so would decrease the loss per share from continuing operations.

12.   INCOME TAX

A TRS is an entity taxed as a corporation that has not elected to be taxed as a REIT, in which a REIT directly or indirectly holds equity, and that has made a joint election with such REIT to be treated as a TRS. A TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by the Company without jeopardizing its qualification as a REIT. A TRS is subject to applicable United States federal, state and local income tax on its taxable income. In addition, as a REIT, the Company also may be subject to a 100% excise tax on certain transactions between it and its TRS that are not conducted on an arm's-length basis. The income tax provision is included in the line item income tax expense, including excise tax.

The income tax (benefit) provision for the Company was approximately $(0.6) million and $0.4 million for the years ended December 31, 2025 and 2024, respectively. The income tax benefit/expense for the years ended December 31, 2025 and 2024 primarily related to activities of the Company's taxable REIT subsidiary.

The income tax provision for the Company and TRS1 consisted of the following for the years ended December 31, 2025 and 2024:

| | | Years ended December 31, | |
		2025	2024
Current:			
Federal	$	134,461	$ 868,300
State[a]		12,669	298,894
Total current income tax expense (benefit)		147,130	1,167,194
Total deferred income tax expense (benefit)		(648,844)	(711,653)
Excise tax		(111,665)	(7,954)
Total income tax expense (benefit), including excise tax	**$**	**(613,379)**	**$ 447,587**

[a] State taxes from Arizona, Florida, Maryland, Missouri and New Jersey make up more than 50% of this category.

For the years ended December 31, 2025 and 2024, the Company did not incur United States federal excise tax expense. During the year ended December 31, 2025, the Company received a partial refund of previously paid excise tax relating to the 2023 tax year. Excise tax represents a 4% tax on the sum of a portion of the Company's ordinary income and net capital gains not distributed during the period. If it is determined that an excise tax liability exists for the current period, the Company will accrue excise tax on estimated excess taxable income as such taxable income is earned. The expense is calculated in accordance with applicable tax regulations.

The Company does not have any unrecognized tax benefits and the Company does not expect that to change in the next 12 months. As of December 31, 2025, tax years 2022-2025 remain subject to examination by taxing authorities.

We applied ASU 2023-09 on a retrospective basis as discussed in Note 2. Accordingly, the disaggregation of rate reconciliation categories in the table below provide the disclosures required by ASU 2023-09 for the years ended December 31, 2025 and 2024. Income tax (benefit) expense for the years ended December 31, 2025 and 2024 differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pre-tax income as a result of the following:

	Year ended December 31, 2025		Year ended December 31, 2024	
	$	%	$	%
U.S. federal statutory tax rate	$ (4,470,229)	21.0	$ 3,005,042	21.0
State and local income taxes, net of federal income tax effect	12,669	(0.1)	298,894	2.1
REIT income not subject to corporate income tax	(2,219,849)	10.4	(2,136,742)	(14.9)
Nontaxable items temporary differences	6,175,695	(29.0)	(711,653)	(5.0)
Federal excise tax	(111,665)	0.5	(7,954)	(0.1)
Effective tax rate	$ (613,379)	2.9	$ 447,587	3.1

The primary difference between the Company's statutory rate and effective tax rate is largely determined by the amount of income subject to tax by the Company's taxable REIT subsidiary. The Company expects that its future effective tax rate will be determined in a similar manner.

The federal statutory rate was 21% for the years ended December 31, 2025 and 2024. The primary difference between the Company's statutory rate and effective tax rate is largely determined by the amount of income subject to tax by the Company's taxable REIT subsidiary. The Company expects that its future effective tax rate will be determined in a similar manner.

As of December 31, 2025 and 2024, the Company's deferred tax assets were $1.4 million and $0.7 million, respectively, and are included in prepaid expenses and other assets in the Company's consolidated balance sheets. The Company believes it is more likely than not that the deferred tax assets will be realized in the future. Realization of the deferred tax assets is dependent upon the Company's generation of sufficient taxable income in future years in appropriate tax jurisdictions to benefit from the reversal of temporary differences. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income change.

The Company recorded deferred tax assets related to temporary differences on the fair value adjustments of the unrealized losses of loans held in the TRS and CECL allowance on loans held in the TRS. There were no valuation allowances for deferred tax assets during the years ended December 31, 2025 and 2024.

We applied ASU 2023-09 on a retrospective basis as discussed in Note 2. Accordingly, the income taxes paid by jurisdiction (net of refunds received) in the table below provide the disclosures required by ASU 2023-09 for the years ended December 31, 2025 and 2024:

	Years ended December 31,	
	2025	2024
Income taxes paid, net of refunds:		
Federal	$ 250,000	$ 868,300
Arizona	50,100	83,050
Florida	15,000	51,500
Other U.S. States	27,525	139,917
Federal excise	(131,501)	124,733
Income taxes paid (net of refunds received) during the period	$ 211,124	$ 1,267,500

13.   FAIR VALUE

Loans Held for Investment

The Company's loans are typically valued using a yield analysis, which is typically performed for non-credit impaired loans to borrowers where the Company does not own a controlling equity position. Alternative valuation methodologies may be used as appropriate, and can include a market analysis, income analysis, or recovery analysis. To determine fair value using a yield analysis, a current price is imputed for the loan based upon an assessment of the expected market yield for a similarly structured loan with a similar level of risk. In the yield analysis, the Company considers the current contractual interest rate, the maturity and other terms of the loan relative to risk of the company and the specific loan. A key determinant of risk, among other things, is the leverage through the loan relative to the enterprise value of the borrower. As loans held by the Company are substantially illiquid with no active loan market, the Company depends on primary market data, including newly funded loans, as well as secondary market data with respect to high-yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The following tables present fair value measurements of loans held at fair value as of December 31, 2025 and 2024:

| | Fair Value Measurement as of December 31, 2025 | | | |
	Total	Level 1	Level 2	Level 3
Loans held at fair value	$ 26,080,763	$ —	$ —	$ 26,080,763
Total	**$ 26,080,763**	**$ —**	**$ —**	**$ 26,080,763**

| | Fair Value Measurement as of December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Loans held at fair value	$ 30,510,804	$ —	$ —	$ 30,510,804
Total	**$ 30,510,804**	**$ —**	**$ —**	**$ 30,510,804**

The following table presents changes in loans that use Level 3 inputs as of and for the year ended December 31, 2025:

	Year ended December 31, 2025
Total loans using Level 3 inputs at December 31, 2024	$ 30,510,804
Change in unrealized losses on loans at fair value, net	(7,933,276)
Additional fundings	11,000,000
Original issue discount and other discounts, net of costs	(1,179,000)
Loan repayments	(6,317,765)
Total loans using Level 3 inputs at December 31, 2025	$ 26,080,763

The change in unrealized losses included in the consolidated statements of operations attributable to loans held at fair value, categorized as Level 3, held as of December 31, 2025 is $(7,933,276).

The following tables summarize the significant unobservable inputs the Company used to value the loans categorized within Level 3 as of December 31, 2025 and 2024. The tables are not intended to be all-inclusive, but instead capture the significant unobservable inputs relevant to the Company's determination of fair values.

			As of December 31, 2025		
			Unobservable Input		
	Fair Value	Primary Valuation Techniques	Input	Estimated Range	Weighted Average
Senior term loans	$ 16,259,763	Recovery analysis	Recovery rate	31.60% - 37.90%	34.75%
Senior term loans	4,821,000	Yield analysis	Market yield	19.50% - 21.50%	20.50%
Senior term loans	5,000,000	Market quotes	Broker/dealer bids or quotes	N/A	N/A
Total investment	**$ 26,080,763**				

			As of December 31, 2024		
			Unobservable Input		
	Fair Value	Primary Valuation Techniques	Input	Estimated Range	Weighted Average
Senior term loan	$ 30,510,804	Recovery analysis	Recovery rate	54.90% - 60.00%	57.45%
Total investment	**$ 30,510,804**				

Changes in market yields, revenue multiples, and recovery rates may change the fair value of certain of the Company's loans. Generally, an increase in market yields may result in a decrease in the fair value of certain of the Company's loans, while a decrease in revenue multiples and recovery rates may result in a decrease in the fair value of certain of the Company's loans.

Due to the inherent uncertainty of determining the fair value of loans that do not have a readily available market value, the fair value of the Company's loans may fluctuate from period to period. Additionally, the fair value of the Company's loans may differ significantly from the values that would have been used had a ready market existed for such loans and may differ materially from the values that the Company may ultimately realize. Further, such loans are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a loan in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the loans may cause the gains or losses ultimately realized on these loans to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Fair Value of Financial Instruments

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized at fair value in the balance sheets, for which it is practicable to estimate that value.

The following table details the carrying value and fair value of the Company's financial instruments not recognized at fair value in the consolidated balance sheets as of December 31, 2025:

| | As of December 31, 2025 | |
	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 38,605,507	$ 38,605,507
Loans held for investment at carrying value, net	$ 253,625,119	$ 207,805,490
Financial liabilities:		
Senior notes payable, net	$ 76,322,493	$ 74,151,000

Cash and cash equivalents have a carrying value which approximates their fair value due to the short-term nature of these instruments. The Company categorizes the fair value measurement of these assets as Level 1. The Company's loans held for investment are measured using unobservable inputs, or Level 3 inputs. The fair value of the Company's 2027 Senior Notes is estimated using observable inputs based on the last available bid price in the market at the end of the period, or Level 2 inputs.

14.   RELATED PARTY TRANSACTIONS

Management Agreement

Pursuant to the Management Agreement, the Manager manages the loans and day-to-day operations of the Company, subject at all times to the further terms and conditions set forth in the Management Agreement and such further limitations or parameters as may be imposed from time to time by the Company's Board.

The Manager receives base management fees (the "Base Management Fee") that are calculated and payable quarterly in arrears, in an amount equal to 0.375% of the Company's Equity (as defined in the Management Agreement), subject to certain adjustments, less 50% of the aggregate amount of any other fees ("Outside Fees"), including any agency fees relating to our loans, but excluding the Incentive Compensation (as defined below) and any diligence fees paid to and earned by the Manager and paid by third parties in connection with the Manager's due diligence of potential loans.

In addition to the Base Management Fee, the Manager is entitled to receive incentive compensation (the "Incentive Compensation" or "Incentive Fees") under the Management Agreement. Under the Management Agreement, the Company pays Incentive Fees to the Manager based upon the Company's achievement of targeted levels of Core Earnings. "Core Earnings" is defined in the Management Agreement as, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Company's independent directors and approved by a majority of the independent directors.

There was no Incentive Compensation for the year ended December 31, 2025, respectively. The Incentive Compensation for the year ended December 31, 2024 was approximately $6.8 million.

The Company is required to pay all of its costs and expenses and reimburse the Manager or its affiliates for expenses of the Manager and its affiliates paid or incurred on behalf of the Company, excepting only those expenses that are specifically the responsibility of the Manager pursuant to the Management Agreement. With respect to certain office expenses incurred by the Manager on behalf of the Company and other funds managed by the Manager or its affiliates, such as rent, the Manager determines each fund's pro rata portion of such expenses in an amount equal to the proportional amount of time employees of the Manager spent providing services to the Company, as reasonably stipulated by time sheets.

The following table summarizes the related party costs incurred by the Company for the years ended December 31, 2025 and 2024:

	Years ended December 31,	
	2025	**2024**
Affiliate Costs		
Management fees	$ 3,782,299	$ 4,541,310
Less: outside fees earned	(854,432)	(947,969)
Base management fees	2,927,867	3,593,341
Incentive fees earned	—	6,768,480
General and administrative expenses reimbursable to Manager	2,384,000	2,880,680
Professional fees reimbursable to Manager	47,801	33,576
Total	**$ 5,359,668**	**$ 13,276,077**

Amounts payable to the Manager as of December 31, 2025 and 2024 were approximately $1.1 million and $3.1 million, respectively, and are recorded within Accrued management fees and incentive fees and Accrued direct administrative expenses in the Company's consolidated Balance Sheets.

The Manager is a wholly-owned subsidiary of Castleground Holdings LLC (the "Parent Manager"). The outstanding equity of the Parent Manager is beneficially owned by certain officers as of the date of this Annual Report on Form 10-K: 72.4% by Leonard Tannenbaum, Chairman of the Board, 9.7% by Robyn Tannenbaum, President and Chief Investment Officer, 9.7% by other Tannenbaum family members and trusts, 2.9% by Bernard Berman, a member of the Company's Investment Committee, 2.5% by Daniel Neville, Chief Executive Officer, 1.5% by Brandon Hetzel, Chief Financial Officer and Treasurer, and 1.0% by Gabriel Katz, Chief Legal Officer and Secretary.

At the August Meeting, the Board unanimously approved a series of matters intended to facilitate the Conversion. Among other things, the Board, including the Independent Directors, approved the Investment Advisory Agreement, subject to approval by the Company's shareholders. On November 6, 2025, at the Special Meeting, the Company's shareholders approved the Investment Advisory Agreement, which was necessary for the Company to be able to operate as a BDC under the 1940 Act. Effective January 1, 2026, the Company elected to be regulated as a BDC beginning with its taxable year ending December 31, 2026.

Investments in Loans

From time to time, the Company may co-invest with other investment vehicles managed by the Manager or its affiliates, including the Manager, and their portfolio companies, including by means of splitting loans, participating in loans or other means of syndicating loans. The Company is not obligated to provide, nor has it provided, any financial support to the other managed investment vehicles. As such, the Company's risk is limited to the carrying value of its investment in any such loan. Additionally, the Manager or its affiliates, including AFC Agent, may from time to time serve as administrative and collateral agent to the lenders under the Company's loans. As of December 31, 2025, there were two co-invested loans held by the Company and affiliates of the Company.

Unsecured Revolving Credit Facility with Affiliate

In December 2024, the Company entered into the AFCF Credit Facility with AFC Finance LLC, an affiliate of the Company and Mr. and Mrs. Tannenbaum. The AFCF Credit Facility was terminated in April 2025. Refer to Note 8 for more information.

In January 2026, the Company entered into the TCGSL Credit Facility with TCGSL LLC, an affiliate of the Company and Mr. and Mrs. Tannenbaum. Refer to Note 8 for more information.

16.   DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the Company's dividends declared during the years ended December 31, 2025 and 2024:

Declaration Date	Record Date	Payment Date	Per Common Share Distribution Amount		Taxable Ordinary Income		Qualified Dividends		Return of Capital		Section 199A Dividends	
3/4/2024	3/31/2024	4/15/2024	$	0.48	$	0.48	$	0.07	$	—	$	0.41
6/13/2024	6/24/2024	7/15/2024		0.48		0.28		0.04		0.20		0.24
6/27/2024	7/8/2024	7/15/2024		0.15		0.05		0.01		0.10		0.04
9/13/2024	9/30/2024	10/15/2024		0.33		0.11		0.02		0.22		0.09
12/13/2024	12/31/2024	1/15/2025		0.33 (1)		—		—		—		—
2024 Total cash dividend			**$**	**1.77**	**$**	**0.92**	**$**	**0.14**	**$**	**0.52**	**$**	**0.78**
3/11/2025	3/31/2025	4/15/2025	$	0.23	$	—	$	—	$	0.23	$	—
6/13/2025	6/30/2025	7/15/2025		0.15		—		—		0.15		—
9/15/2025	9/30/2025	10/15/2025		0.15		—		—		0.15		—
2025 Total cash dividend			**$**	**0.53**	**$**	**—**	**$**	**—**	**$**	**0.53**	**$**	**—**

(1)   The fourth quarter 2024 dividend paid on January 15, 2025 to shareholders of record as of December 31, 2024 was taxable to shareholders in 2025 as a return of capital.

During 2024, holders of AFC Common Stock as of the close of business on July 8, 2024 (the "Record Date") received one share of SUNS common stock for every three shares of AFC Common Stock held. For U.S. federal income tax purposes, AFC reported the fair market value of the SUNS common stock distributed per each share of AFC common stock outstanding on the Record Date was $11.00 per share.

16.   DISCONTINUED OPERATIONS

On July 9, 2024, the Company announced the completion of the previously announced separation and Spin-Off of the Company's CRE portfolio into an independent, publicly-traded REIT, SUNS. The Spin-Off was effected by the distribution of all of the outstanding shares of SUNS common stock to the Company's shareholders of record as of the close of business on July 8, 2024 (the "Record Date"). The Company's shareholders of record as of the Record Date received one share of SUNS common stock for every three shares of the Company's common stock held as of the Record Date. The Spin-Off was completed July 9, 2024 (the "Distribution Date"). On the Distribution Date, SUNS became an independent, publicly-traded company, trading on the Nasdaq Capital Market under the symbol "SUNS". The Company retained no ownership interest in SUNS following the Spin-Off.

On the Distribution Date, the Company recognized a reduction to additional paid-in capital of approximately $114.8 million in connection with the Spin-Off related to the transfer of certain assets and liabilities associated with its CRE portfolio to SUNS. In connection with the Spin-Off, the Company entered into several agreements with SUNS that govern the relationship between the Company and SUNS following the spin-off, including the Separation and Distribution Agreement and the Tax Matters Agreement. These agreements provide for the allocation between the Company and SUNS of the assets, liabilities and obligations (including, among others, investments, property and tax-related assets and liabilities) of the Company and its subsidiaries attributable to periods prior to, at and after the Spin-Off.

The operating results of the SUNS business through the date of the Spin-Off are reported in net income from discontinued operations, net of tax in the consolidated statements of operations for all periods presented. Cash flows from the Company's discontinued operations are presented as such in the consolidated statements of cash flows for all periods presented.

The following table summarizes the financial statement lines included in net income from discontinued operations, net of tax for the years ended December 31, 2025 and 2024:

| | Years ended December 31, | |
	2025	2024
Interest income	$ —	$ 4,156,335
Expenses		
General and administrative expenses	—	(21,651)
Professional fees	—	(1,140,762)
(Provision for) reversal of current expected credit losses	—	(71,854)
Net income from discontinued operations, net of tax	**$ —**	**$ 2,922,068**

During the years ended December 31, 2025 and 2024, Spin-Off costs incurred were zero and approximately $1.1 million, respectively. Prior to the completion of the Spin-Off in the third quarter of 2024, Spin-Off costs were historically presented within professional fees in the consolidated statements of operations and are now included in the measurement and presentation of discontinued operations for all periods presented.

There were no assets or liabilities classified as discontinued operations as of December 31, 2025 or 2024.

17.   REPORTABLE SEGMENTS

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. The Company generates revenue from loans to state law compliant cannabis operators in the United States. These investments typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates. The accounting policies of the institutional lending segment are the same as those described in the summary of significant accounting policies.

The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Company's Chief Operating Decision Maker ("CODM"), the Company's Chief Executive Officer, evaluates performance and makes resource and operating decisions for the business. The Company has no operations outside of the United States. The Company's portfolio exhibits similar economic characteristics, similar yields and is operated using consistent business strategies. The Company operates as one operating segment and has one reportable operating segment for activities related to institutional lending.

The CODM assesses performance and evaluates the allocation of resources of the Company on a consolidated basis, based on the Company's net income from continuing operations, which is reported on the Company's consolidated statements of operations. The CODM is regularly provided with only the consolidated expenses, as noted on the consolidated statements of operations. Significant segment expenses are listed on the accompanying consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The CODM uses net income to evaluate income generated from segment assets and in deciding the amount of dividends to be distributed, as well as using net income as a basis for evaluating lender terms for loans with state law compliant operators.

During the years ended December 31, 2025 and 2024, interest income earned on the Company's portfolio was concentrated with five and three borrowers, respectively, each comprising more than 10% of consolidated interest income for an aggregate amount of $22.3 million, or 71%, and $22.7 million, or 44%, of consolidated interest income, respectively.

18.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements were available to be issued. There were no material subsequent events, other than those described below, that required disclosure in these consolidated financial statements.

On January 1, 2026, the Company elected to be regulated as a BDC under the 1940 Act. As a result of this election, the Company became subject to the regulatory framework applicable to BDCs. The company was not regulated as a BDC during the year ended December 31, 2025, and the effects of this election are not reflected in the accompanying consolidated financial statements.

In connection with its election to be regulated as a BDC, the Company entered into a new Advisory Agreement and a new administration agreement. These agreements replaced the Management Agreement that governed the Company's operations during the year ended December 31, 2025. The Advisory Agreement and the Administration Agreement became effective on January 1, 2026 and were not in effect during the year ended December 31, 2025. Accordingly, the accompanying consolidated financial statements do not reflect any advisory fees, incentive fees, or administrative fees payable under these agreements.

In January 2026, the Company entered into Amendment Number Six to the Revolving Credit Facility ("Amendment Number Six"), by and among the Company, as borrower, the lenders party thereto, and the lead arranger, bookrunner and administrative agent party thereto. Amendment Number Six, among other things, includes provisions relevant in light of the Company's conversion from a REIT to a BDC.

In January 2026, the Company entered into an unsecured revolving credit agreement (the "TCGSL Credit Agreement"), by and among the Company, as borrower, the lenders party thereto from time to time, and TCGSL LLC, as agent and lender. TCGSL is wholly owned by Leonard M. Tannenbaum, Chairman of the Company's Board of Directors. The TCGSL Credit Agreement provides for an unsecured revolving credit facility (the "TCGSL Credit Facility") with a $20.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the TCGSL Credit Agreement. Interest is payable on the TCGSL Credit Facility at a rate per annum equal to 8.5% and matures on August 1, 2028.

In January 2026, the Company was fully repaid on the loan with Private Company L at par plus accrued interest. The outstanding principal balance of the senior secured term loan on the date of repayment was approximately $25.1 million. The Company received exit fees of approximately $1.5 million upon repayment of the loan.

In January 2026, the Company was fully repaid on the loan with Private Company O at par plus accrued interest. The outstanding principal balance of the senior secured term loan on the date of repayment was approximately $5.4 million. The Company received a prepayment premium of approximately $0.2 million upon repayment of the loan.

In January 2026, the Company, entered into a $60.0 million senior secured credit facility with Private Company X, which was fully funded at closing. The loan was originated at a discount of 2.0% and matures February 1, 2031. The loan bears interest at rate of SOFR plus 8.5%, with a rate index floor of 2.75%.

In February 2026, the Company, committed $29.7 million of a $60.0 million senior secured credit facility with Private Company Y, of which $20.1 million was funded at closing. The loan was originated at a discount of 2.5% and matures February 1, 2030. The loan bears cash interest at a rate of 7.5% and 9.0% interest paid-in kind, with the option for the borrower to elect to pay cash interest at a rate of 5.5% and 13.0% interest paid-in kind until the end of the fiscal quarter following the first anniversary of the initial closing date.

In February 2026, the Company delivered a notice of default and reservation of rights to Private Company N under the credit facilities governing the real estate and non-real estate loans, following the breach of certain financial covenants. The Company is evaluating its remedies and continues discussions with Private Company N regarding the matter. No assurance can be given as to the timing or outcome of these matters.

In March 2026, the Company's Board of Directors declared a regular cash dividend of $0.05 per outstanding share of common stock for the first quarter of 2026 to shareholders of record as of March 31, 2026, which will be paid on April 15, 2026.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026

ADVANCED FLOWER CAPITAL INC.

By: /s/ Daniel Neville
Daniel Neville
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 4, 2026

ADVANCED FLOWER CAPITAL INC.

By: /s/ Daniel Neville
Daniel Neville
Chief Executive Officer
(Principal Executive Officer)

By: /s/ Brandon Hetzel
Brandon Hetzel
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

By: /s/ Alexander Frank
Alexander Frank
Director

By: /s/ Thomas Harrison
Thomas Harrison
Director

By: /s/ Robert Levy
Robert Levy
Director

By: /s/ Marnie Sudnow
Marnie Sudnow
Director

By: /s/ Leonard M. Tannenbaum
Leonard M. Tannenbaum
Chairman

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Executive Officers

Daniel Neville
Chief Executive Officer

Robyn Tannenbaum
Chief Investment Officer and President

Brandon Hetzel
Chief Financial Officer and Treasurer

Stock Transfer Agent

Equiniti Trust Company LLC
Attn: EQ – Automated OnBase Scanning Team
1110 Centre Pointe Curve, Suite 101
Mendona Heights, MN 55120-4100
Phone: (800)937-5449 or (718)921-8124
helpAST@equiniti.com

Board of Directors

Leonard M. Tannenbaum
Chairman, Interested Director of AFC

Alexander Frank
Independent Director of AFC

Thomas Harrison
Independent Director of AFC
Senior Operating Partner at Merida Capital Partners

Robert Levy
Independent Director of AFC
Managing Member at LBX Acquisitions

Marnie Sudnow
Independent Director of AFC
Senior Vice President of Client Success at Stylitics

Corporate Headquarters

477 South Rosemary Ave, Suite 301
West Palm Beach, FL, 33401
Phone: (561) 510-2390
ir@advancedflowercapital.com